

Citigold Corporation Limited
ACN 060397177

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

RECEIVED
2005 DEC 30 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr Staffin Elliott
Special Counsel
Office of International Corporate Finance
US Securities and Exchange Commission
Room 3099
450 Fifth Street, NW
WASHINGTON DC
USA



82-4493



Dear Staffin

Please find enclosed copies of Citigold Corporation Limited releases to Australian Stock Exchange dated September 2004 to present, for your records.

If you have any questions regarding these forms please do not hesitate to contact me.

Kind regards

Deanne Graham
Personal Assistant
Citigold Corporation Ltd

enc

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL


CiTi
corporation

Annual General Meeting 2005

Progress for the year


CiTi
corporation





3 MAIN POINTS



1) Company growth and milestones
2) Share price growth and returns to shareholders
3) Directors and executives remuneration





GROWTH IN 2004-05


CiTi
corporation

- Resources increased ten-fold to 10 Moz
- Reserves increased ten-fold to 330,000 oz (3 years production at 100,000 Oz/year
- Gross Assets doubled to $114 million ($62M last year)
- Net Assets $106 million ($50M last year)


WARRIOR GOLD MINE

CiTi corporation



Citigold Corporation Ltd
Growth of Assets and Share Capital
in the 12 years 1994-2005
A$ millions
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Total Assets
Share Capital


CiTi
corporation

Citigold Corporation Limited
Growth of Share Capital and Market Capitalisation
in the 12 Years 1994-2005

Aus$ millions

90
80
70
60
50
40
30
20
10
0

1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Year

Share Capital — Market Capital (A$mill)


CiTi
corporation

Growth of Assets, Share Capital and Resources and Reduction in Liabilities since IPO.

A$ millions: 0, 20, 40, 60, 80, 100, 120

Ounces of Gold: 0, 2,000,000, 4,000,000, 6,000,000, 8,000,000, 10,000,000, 12,000,000

1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005

Liabilities | Total Assets | Resource Ounces | Share Capital

ACHIEVEMENTS


CiTi
corporation

- $5.2 million raised during year
- Zero injuries and zero environmental incidents despite increase in underground mining activities
- Cash and receivables at 30 June 2005 $2.95 million
- Warrior Mine advancing, access tunnel at 360m






corporation

- Net Assets provide coverage ratio of 3 to 1 (collateral) for a $30M loan
- Three years production defined as Reserves
- These were two key requirements defined by Australian lending institutions
- Debt level 7% of Net Assets
- Increased Net Asset backing for shares to 21.9c ($106M with 483M shares issued)


CiTi
corporation

Citigold Expenses 2005

Miscellaneous 2%
Contractors 2%
Equipment Costs 1%
Travel and Accomodation 4%
Corporate costs 4%
Wages, salaries 38%
Office Administration 5%
Tenement Costs and Charges 5%
Consumables and Spare Parts 7%
Professional Fees 8%
Depreciation, Insurance 10%
Borrow ing and Finance Costs 14%

Proportions


CiTi
corporation

2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0

Wages, salaries
Borrowing and Finance Costs
Depreciation, Insurance
Professional Fees
Consumables and Spare Parts
Tenement Costs and Charges
Office Administration
Corporate costs
Travel and Accomodation
Miscellaneous
Contractors
Equipment Costs

■ Mine Site □ Head Office

SHARE GROWTH & RETURNS TO SHAREHOLDERS

CiTi corporation

5 Years

CIS — CITIGOLD CORPORATION LIMITED

CITIGOLD — S&P/ASX200 — M.AVERAGE(20)

Compiled By ASX - Australian Stock Exchange
11/2000 - 10/2005 . produced: 2 Nov

Citigold 62%

40% ASX Top 200

Month last indexed to 1000.0000 on 11/2000
1. prices adjusted for issues




corporation

6 months

CIS
CITIGOLD CORPORATION LIMITED
CITIGOLD S&P/ASX200 M.AVERAGE(20)
Compiled By
ASX - Australian Stock Exchange
02/05/2005 - 02/11/2005. produced: 2
1380
1260
1180
1100
1030
1000
960
900
5000
4000
3000
2000
1000
x 00
$.15
$.14
$.13
$.12
$.11
$.10
x 000
23%
12%
Citigold
ASX Top 200
2MAY 2005
31MAY 2005
30JUN 2005
29JUL 2005
31AUG 2005
30SEP 2005
31OCT 2005
Day last indexed to 1000.0000 on 02/05/2005
1. prices adjusted for issues

Investment returns to shareholders


CiTi
corporation

- **Convertible Notes paid 12.3% pa**
- **Share Purchase Plans**
  - Increased 36% over 3.3 years
  - Increased 8% in 2005

prices at 1 July 2005



Share Purchase Plans


CiTi
corporation

$5,000/year offered every six months

Date	Invested	Price (c)	Shares
May 2002	$2,500	6	41,667
Dec 2002	$2,500	7.5	33,333
July 2003	$2,500	12	20,833
Mar 2004	$2,500	18	13,889
July 2004	$2,500	12	20,833
Feb 2005	$2,500	12.5	20,000
[illegible] 2005	$2,500	12.5	20,000
[illegible]	**$17,500**		**170,556**


CiTi
corporation

Share Purchase Plans

Return on $17,500 invested over 3.3 years

Invested	Price (c)	Value	Increase %	
$17,500	12.5	$21,319	21.8	
(170,556	13.0	$22,172	26.7	
Shares)	13.5	$23,025	31.6	
	14.0	**23,878**	**36.4**	1st July
	14.5	$24,731	41.3	



Share Purchase Plans


CiTi
corporation

- If all shareholders took up the $5,000 purchase plan offer, Citigold would raise $30 million
- If half the shareholders took up the plan, Citigold would raise $15 million
- This would fund Warrior and eliminate the debt


corporation

40c Convertible Notes
Oct 2004 to Nov 2005

$0.440
$0.430
$0.420
$0.410
$0.400
$0.390
$0.380
22-Oct-04
3-Dec-04
19-Jan-05
3-Mar-05
18-Apr-05
31-May-05
13-Jul-05
24-Aug-05
5-Oct-05


corporation

CIS

CITIGOLD CORPORATION LIMITED

'CITIGOLD 'NEWCREST M.AVERAGE(20)

Compiled By
ASX - Australian Stock Exchange
17/11/2004 - 24/10/2005. produced: 24

Newcrest

Citigold

1210
1030
1000
920
820
730
650
580
50000
40000
30000
20000
10000

$.21
$.18
$.17
$.16
$.14
$.12
$.11
$.10
5000
4000
3000
2000
1000
x 000

17NOV 2004
31DEC 2004
28JAN 2005
28FEB 2005
31MAR 2005
30APR 2005
31MAY 2005
30JUN 2005
30JUL 2005
31AUG 2005
30SEP 2005
24OCT 2005

Day last indexed to 1000.0000 on 17/11/2004
1. prices adjusted for issues

CIS

CITIGOLD CORPORATION LIMITED

'CITIGOLD 'CROESUS M.AVERAGE(20)

Compiled By
ASX - Australian Stock Exchange
21/12/2004 - 25/11/2005. produced: 25

Citigold

Croesus

1210 1000 870 750 650 560 480

50000 40000 30000 20000 10000

$.16 $.13 $.11 $.10 $.08 $.07 $.06

5000 4000 3000 2000 1000 × 000

21DEC 2004 | 28JAN 2005 | 28FEB 2005 | 31MAR 2005 | 30APR 2005 | 31MAY 2005 | 30JUN 2005 | 30JUL 2005 | 31AUG 2005 | 30SEP 2005 | 28OCT 2005 | 25NOV 2005

Day last indexed to 1000.0000 on 21/12/2004
1. prices adjusted for issues




CiTi
corporation

CTO Share Price vs US Gold Price
Financial Year 2004-05

US Gold Price
$460.00
$440.00
$420.00
$400.00
$380.00
$360.00
$340.00
CTO Share Price
$0.20
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$-
01-Jul-04
29-Jul-04
26-Aug-04
23-Sep-04
21-Oct-04
18-Nov-04
16-Dec-04
18-Jan-05
16-Feb-05
17-Mar-05
18-Apr-05
17-May-05
16-Jun-05
US Gold
CTO

SUMMARY OF SHARE PRICE GROWTH


CiTi
corporation

- Long term (5 years) and short term (6 months), CTO share price has outperformed the ASX Top 200 Index
- Note-holders have averaged 12.3% return
- Share Purchase Plan participants have seen their investment increase substantially.
- CTO share price follows other companies in gold sector and influenced by US gold price


CiTi
corporation

...S & EXECUTIVES REMUNERATION


Executive and Non-exec Directors Fees 2005
24 resources companies, 122 directors
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
CTO


corporation


EXECUTIVE & NON-EXEC
DIRECTORS FEES 2005
24 resources companies, 122 directors
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
CTO
1
8
15
22
29
36
43
50
57
64
71
78
85
92
99
106
113
120


corporation


SALARY SURVEY APRIL 2005
39 Australian Mining Companies
Chief Executive Officer
Aus Dollars
500,000
400,000
300,000
200,000
100,000
0
Q1
Median
Q3
Average
Quartiles
Base Salary
Total Cash
Citigold


CiTi
corporation
Salary Survey April 2005
39 Australian Mining Companies
Head of Operations
Aus Dollars
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1
Median
Q3
Average
Quartiles
Base Salary
Total Cash
Citigold
Salary Survey April 2005
39 Australian Mining Companies
Head of Mine Site
Aus Dollars
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1
Median
Q3
Average
Quartiles
Base Salary
Total Cash
Citigold
Salary Survey April 2005
39 Mining Companies
Head of Exploration
Aus Dollars
250,000
200,000
150,000
100,000
50,000
0
Q1
Median
Q3
Average
Quartiles
Base Salary
Total Cash
Citigold
Salary Survey April 2005
39 Australian Mining Companies
Company Secretary
Aus Dollars
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1
Median
Q3
Average
Quartiles
Base Salary
Total Cash
Citigold


CiTi
corporation


Comparison of Citigold with
Selection of Top 200 companies
CEO salary vs share price increase over time
Increase in Share price (%)
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
$20,000,000
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
CEO Salary
Citigold
QBE
Coles Meyer
BHP Billiton
NAB Bank
Rio Tinto
AMP
Telstra
Leighton
Macquarie Bank
3 Years
5 Years
CEO Salary

Source: Aust Fin Review
19 Nov 2005, page 19

SUMMARY OF REMUNERATION


CiTi
corporation

- Directors' fees are within industry averages
- CEO's salary is below average for the industry
- Senior officers' salaries are in the lower 10% of the industry
- Value for money?
  - Citigold team raised $5.2 million
  - $50 million added to net assets
  - ten-fold increase in gold resources
  - share price growth outperformed ASX Top 200
  - Warrior Mine advanced
  - better shareholder returns over three years and five years than many prominent companies


CiTi
corporation

QUESTIONS?



DISCLAIMER: This presentation is intended to provide general information and is not intended to constitute legal, financial, accounting, tax, investment consulting or other professional advice or services. The information that is not about Citigold Corporation is collected from various sources, most of which do not guarantee or warrant correctness. Whilst the information has been collected with reasonable care, we do not guarantee or give any warranty as to its correctness. Although the information has been obtained from sources considered and believed to be both reliable and accurate, no responsibility is accepted for any opinion expressed or for any error or omission in that information. We shall not be liable for any special, direct, incidental, consequential or punitive damages or any other damages or loss whatsoever whether in an action of contract, statute, tort (including without limitation, negligence) or otherwise relating to the use of this presentation or information.

NEWSLETTER

CiTi corporation

Issue 1 – 1 June 2005

CITIGOLD ANNOUNCES 10 Million OUNCE GOLD RESOURCE

In this issue ....

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 47 878300
Fax +61 47 878600
Email: mine@citigold.com

International Office
Citigold FZCO
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com



Citigold Corporation released last week a Report on the Inferred Mineral Resources of its Charters Towers gold project, which stated that it had a 10 million ounce gold resource.

The public release report, prepared by Citigold's Chief Operating Officer, Australia, Mr Chris Towsey, stated that the project's total inferred mineral resources were 23 million tonnes, at 14 grams per tonne of gold.

The report was prepared after an extensive period of evaluation by the company's experienced technical team, in accordance with the Australasian JORC Reporting Code.

Citigold's gold resource is believed to be the largest in Queensland and one of the largest for an Australian ASX company.

Mr Towsey stated that the findings of the report were in line with Citigold's plans to produce 250,000 ounces of gold per year, over a 30 year period, as set out in the company's 2002 Gold Production Plan.

Mr Towsey said that 22 of the 33 individual mineralised bodies considered, all adjacently located within Citigold's continuous mineral tenements, were assigned Inferred Mineral Resource status.

"All mineral grade estimates included in the current resources were derived from assayed drill intersections, from 147,000 metres of underground and surface drilling, in 1800 drill holes," Mr Towsey said.

"Independent research has found that the mineralisation of the gold tenements is considered to persist to a depth of 3000 metres although mineral resources have only been estimated to 1200 metres," he said.



The good vertical continuity of the North Queensland site's host structures, down to 1300 metres, was based on the detailed historical mining records that were kept until 1917 and deep drilling.

"The average of the 272 significant drill intersections in the mineralised bodies is 27 metre-grams per tonne of gold, at a cut-off of 9 metre-grams of gold per tonne. This is the same as the historical mining of the in situ resource grade" Mr Towsey said.



Mr Towsey said that Citigold had a planned mining cut-off of 5.5 grams per tonne of gold for the material delivered to the mill and 3 metre-grams per tonne of gold as its underground resource cut-off grade.



The average grade derived from 623 significant drill intersections above 3 metre-grams per tonne was 14.7 metre-grams per tonne of gold, whereas intersections restricted to the central mining area showed a slightly lower grade of 13.5 grams per tonne of gold.

For full report see our website www.citigold.com then Reports then Research Reports.

FUTURE JOINT VENTURES

Citigold Corporation's Managing Director and CEO, Mr Mark Lynch, said today that joint venture discussions, concerning the development of its Warrior and Sunburst gold mines, were continuing and remained positive.



The advantages of a joint venture for Citigold include added skill and capital rewards, an enhanced equity arrangement and the opportunity of gaining international financing options.

Mr Lynch added that the encouraging findings of Citigold's recent feasibility study, which supported the assumptions and costings of its Gold Production Plan, were further evidence of the company's potential.

"The Charters Towers goldfield is an extremely valuable asset for Citigold, and its joint venture development discussions have been aimed at unlocking the substantial value contained within the goldfield, in return for a share of the gold produced," he said.

Citigold expects to further its joint venture discussions during the next quarter.

AUSTRALIA'S GOLDEN POSITION IN THE WORLD MARKET

Australia is the world's third largest producer of gold, after South Africa and the United States, with Western Australia and Queensland being the most prolific gold producing states.

Australia remains one of the world's largest exporters of natural resources. Gold has become the nation's second largest export, earning about $5B annually, with almost 100 percent being sold overseas to countries like India, China and the UAE.

Gold is the only precious mineral that is used principally for adornment and security, unlike diamonds which are primarily for industrial use.

Gold has been a dominant commodity in Australia ever since it was first found in the 1820s, followed by several 'gold rushes', including the rich Charters Towers discovery, that drew people to the regions from all over the world.

Over the last 5,000 years, gold has grown to become ***the*** enduring world currency. It evolved independently as money within the world's major civilizations, because it was rare, indestructible, compact, malleable and hard to find.



Prior to 1971 many government currencies were convertible to gold, as a security measure. Today however, currencies such as dollars, euros, yen, pounds, etc are 'fiat' currencies, meaning they do not represent anything tangible, but are only worth something due to government decree.

JORC CODE HELPS AUSTRALIA BECOME WORLD LEADER

Australia has become a world leader in the minerals industry due to its technology, efficiencies and leadership in early adoption of the Joint Ore Reserves Committee Code known as ("JORC"), which provides a global reporting framework for the mining industry.

The JORC Code is the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves. It was established as a joint initiative of the AusIMM, the Minerals Council of Australia and the Australian Institute of Geoscientists, through the Joint Ore Reserves Committee.



Today, the Code provides minimum standards for public reporting to ensure that investors and their advisers have all the information they would reasonably require to form a reliable opinion on the results and estimates being reported.

The JORC Code is incorporated into the Listing Rules of the Australian Stock Exchange, thereby making compliance mandatory for listing public companies in both countries.

An important feature of the Code is that the expert responsible for preparing a report, a 'Competent Person', must have relevant experience, and meet specified professional membership requirements.



The JORC Code states that Competent Persons must belong to accredited overseas organisations for the purpose of preparing reports on Exploration Results, Mineral Resources and Ore Reserves for submission to the ASX, or be members of the Australasian Institute of Mining and Metallurgy (AusIMM), or the Australian Institute of Geoscientists (AIG).

Citigold Corporation complies with the JORC Code and its Chief Operating Officer (Australia), Mr Chris Towsey, is the company's principal Competent Person. He is a member of AusIMM and AIG and has specifically relevant experience in relation to the narrow-veined mineralisation being reported on to qualify as a Competent Person as defined in the JORC Code.

GARRY FOORD ADDS VALUE TO CITIGOLD



Citigold's General Manager, Engineering, Mr Garry Foord, has proven his worth to the company through his versatility and expertise, providing Citigold with timely and accurate engineering, planning and costing data.

Mr Foord is a Mining Engineer with 29 years of experience in technical, operating and management roles in metalliferous mines and dredging operations. He has operated a successful mining consultancy business in Brisbane for several years.

Mr Foord is a Mining Engineering graduate from RMIT, and a Mineral Economics graduate from Macquarie University, with a Masters Degree in Engineering and Technology Management from the University of Queensland. Additionally, he has attained First Class Mine Manager's Certificates for Western Australia and Queensland.

Wanting to convey some of his accumulated expertise, Mr Foord is a guest lecturer in the University of Queensland's Department of Mining and Metallurgical Engineering.

"My engineering and financial expertise has focussed extensively on the evaluation and development of advanced exploration projects and new mining operations," Mr Foord said.

"A good deal of my previous experience and expertise has been in narrow vein underground mines similar to those at Charters Towers," Mr Foord said.

As well as his engineering tasks, Mr Foord is responsible for the costing Citigold's mining projects and the recent feasibility study reported in the company's last Quarterly Activities Statement.

"Citigold has developed new ways to apply existing proven technologies that have been brought together into the GoldTec Mining System" Mr Foord said.


Mobile Crusher
Wet Screening
Ore Sorter
Loading Bay
U/G Loading Station

Mr Foord said that the profitability of the Citigold Project was dependent on its operating costs and mining efficiency and that an important part of this occurred through value adding to existing technology.

He said, "Citigold's potential for success is excellent. We have a world-class resource and are targeting to achieve sales of our gold that are 100% above our cash cost of producing it."

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*


NEWSLETTER

CITIGOLD corporation

Issue 2 15 June 2005

RESEARCH TRACES GOLD THREE KILOMETRES DEEP

In this issue...

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

Citigold Corporation said recently that independent academic research provided sound evidence that its Charters Towers gold mineralisation could reasonably persist to over three kilometres deep.



Citigold's recently announced 10 million ounce gold mineral resource has only been estimated to 1200 metres deep. However, the company's Chief Operating Officer Australia, Mr Chris Towsey stated that a James Cook University PhD thesis in 2003, presented important evidence. Citigold Corporation used this evidence to conclude that the goldfield's mineralisation was reasonably considered to persist to a depth of at least 3000 metres.

The findings were based on a detailed geological analysis of the goldfield's mineralisation which relied upon mineral and entrained fluid compositions to estimate underground pressures and temperatures of formation.

Mr Towsey stated that by accessing new drill core samples, vein samples from a number of deposits, and underground openings and pits that have only been accessible since 1997, several researchers examined the 'bubbles' of fluid inclusions within the mineral grains.

"Fluid inclusion samples, taken from the company's Brilliant, Queen and Day Dawn Reefs, were subjected to various tests, including heating and cooling, to work out their composition, Mr Towsey said.

"Knowing the composition of the mineral fluid inclusions told the researchers the 'chemistry of the melt' and allowed them to estimate the underground temperature and pressure that was present during mineral formation," he said.

Mr Towsey commented that researchers used this temperature and pressure data to indicate the depth at which each sample was formed at. This found that they were equivalent to depths of between five and fifteen thousand metres. Other studies have supported this finding and after allowing for erosion, the preferred depth range interpreted by research for the remaining mineralisation was between 3000 and 5000 metres.

Further research, done by Citigold and others, into the 400 million year old North Queensland resource, indicates to Citigold that the gold mined historically at Charters Towers is the top of the resource, the 'tip of the iceberg' so to speak.



Citigold Corporation's Central Decline located underneath the City is at a depth of 238 metres and will be extended to 450 metres deep for the Sunburst mine.

"The mineralised body at Charters Towers still has the younger regional metamorphic rock cap, which means that there is a high probability that most of the gold-bearing system is intact, without significant erosion of the veins," Mr Towsey said.

In its recent Report on the Inferred Mineral Resources of its Charters Towers goldfield, Citigold published that it had a 10 million ounce gold resource, with total Inferred Mineral Resources of 23 million tonnes, at 14 grams of gold per tonne.

The report was prepared in accordance with the Australasian ore reserve, mineral resource and exploration JORC Reporting Code, after an extensive evaluation period. The findings of the report add further support to Citigold's 2002 Gold Production Plan to produce 250,000 ounces of gold per year over a 30 year period.

Future deep drilling of the structural extensions of the gold mineralisation, below the existing 1200 metre deep holes, would be expected to increase the size of Citigold's gold resource.



Full details of Citigold's Inferred Mineral Resources Report are available on its website at www.citigold.com - Reports – Research Reports

STRONG PORTAL DESIGN FOR WARRIOR MINE

Citigold Corporation's General Manager, Engineering, Mr Garry Foord, said recently that the topography around its Charters Towers Warrior Mine had been a major consideration when designing its decline portal.

The portal, or entrance, to Citigold's Warrior Mine was deliberately situated within the Washington open pit, which was previously mined by the company to produce 10,500 ounces of gold.


WARRIOR GOLD MINE

The portal commenced at a spot 20 metres below ground level in order to minimise the amount of oxidised layers needed to be tunnelled through to reach the solid fresh rock below.

"The upper oxidised zone is usually less competent, due to leaching by oxygen and surface water. This meant that the portal was supported by a variety of steel frameworks, rock bolts, chain-wire mesh and shotcrete to provide maximum safety and long term stability" said Mr Foord.

"The interior of the mine's portal has a framework of evenly spaced steel sets and heavy chain-wire mesh. The mesh is held in place by 2.4 to 10 metre long industrial rock bolts and covered by a thick coat of sprayed concrete, or shotcrete" Mr Foord said.

The Warrior Decline is currently 233 metres long.



"The exterior of the Warrior portal is similarly secured by chain-wire mesh and heavy-duty rock bolts, before being finished with a layer of fibrecrete, which gives maximum stability and all-weather durability," he said.

Mr Foord said that the Warrior Mine's location in the Washington Pit also minimised mining noise to the environment.

PROFESSOR BLOOD STEWARDING CITIGOLD SUCCESS



Citigold non-executive Director, Professor Peter Blood, said recently that part of his role as an independent director was being a steward for minority shareholders.

With his background in administration, education and investment and his keen interest in financial integrity, the minority shareholders can rely on Professor Blood's experience and financial expertise to ensure their interests are considered.

As an independent, non-executive director on Citigold's board, with no shares in the company, Professor Blood commented that he was an impartial member who brought an objective balance to the Board

by offering challenging and constructive debates. He said that he wanted to motivate Citigold's management by keeping the pressure on them to unlock the value of its enormous goldfield.

Wanting to be better orientated with Citigold's mining operations after joining its Board, in mid 2004; Professor Blood decided to visit the Charters Towers operations earlier this year and stated that he was pleasantly surprised with what he saw.

"I'm familiar with construction sites and I was impressed with how neat and tidy the mine was, as well as how organised and managed it looked. The professionalism of the staff and management was clearly visible," Professor Blood said.

"I would have been remiss in my duties as an independent Director if I had not visited the Warrior mine site, it was a great positive insight into the asset status of the company," he said.

While Professor Blood believes that the future of Citigold is assured, he also accepts that hard work will be the key to its success.

Professor Blood's PhD from the University of London, Bachelor of Science in Agriculture from Sydney University and his other English, United States and Swiss business qualifications have given him the expertise to assist in seeking out potential global capital sources for Citigold.

His distinguished career with the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations, as well as his experience as a Marshall Scholar, Fulbright Senior Fellow and Commodity Trading Advisor, has given Professor Blood an excellent business reputation and wide experience.

Since completing his tenure last year as Professor of Finance at Bond University's Business School, Professor Blood has continued to use his financial expertise and is Chairman of the Lifestyle Planner Australia Group.

LIGHTNING SHOWS JUPITER THE WAY

On Christmas Eve 1871 a 12 year old Aboriginal 'horse-boy', Jupiter Mosman, was travelling through North Queensland with a prospecting expedition, when a flash of lightning led him to discover Australia's richest major goldfield.



The expedition consisting of Hugh Mosman, James Fraser and George Clarke had been prospecting to the south of what has since become known as Charters Towers. The group was preparing to make camp for the night, when an unexpected flash of lightning and a tremendous thunderclap altered their lives forever.

The sudden burst of lighting and thunder caused the group's horses to bolt into the bush, carrying away most of their supplies. Young Jupiter was sent to search for them and found the frightened animals sheltering at the base of nearby Towers Hill. To his delight he also spotted a nugget of gold glittering in the stream.



After Jupiter told the expedition what he had found, the group returned to Ravenswood to register its claim. One story is that the claim was named Charters 'Tors'. 'Charters' being after W.S.E.M. Charters, who was the regional Gold Commissioner, while 'Tors' described the conical-shaped hills surrounding their discovery.

Gold was discovered and the rush was on to mine what would become Australia's richest major goldfield. Charters Towers, as the City became known, had been born of thunder, lightning and the sharp eyes of Jupiter Mosman.

A rush of fortune seekers followed and a small settlement called Millchester formed near Gladstone Creek, which by the end of 1872 had grown to 3000 people. The alluvial miners left quickly, as most of the gold was locked up in the ore hidden beneath the ground. The hard rock miners remained and sought out the gold in many deep underground veins.

It wasn't long until Charters Towers, located just a kilometre away, took over from Millchester as the region's main township. It was changing from a rough settlement with bark and calico buildings, to a thriving metropolis of 25,000 people. It had properly formed streets, lined by many grand public buildings and the township was modernising. Water was being pumped from a nearby weir on the Burdekin River and underground electricity was being supplied to parts of the town.

In 1890 Jupiter Mosman's discovery had indirectly led to the establishment of 65 hotels in Charters Towers and sports, music and the arts all prospered. It was said that 'everything you might desire could be had in the Towers', which was why the town became affectionately known as '*The World*'.

By this time, the miner's had sunk hundreds of shafts into the goldfield and the ore raised was processed by several large Treatment Batteries. During the goldfield's first 40 years, 130 individual mines produced over 200 tonnes of gold (6.6m/ozs).



Ventilation problems, the fixed price of gold and the First World War led to the mining tenements being abandoned in 1917. However, the gold never ran out. The Charters Towers goldfield remains to this day Australia's fifth-largest gold producer.

Today the problems which plagued the early miners are no longer issues due to modern mining techniques, powerful machinery and the floating value of gold. For these reasons and the company's aspiration to see the old mines active again, Citigold has acquired the entire 200 square kilometres of the central goldfield and surrounds.

Jupiter Mosman, the man who founded the goldfield, went on to become a drover, until he retired to Charters Towers in the early 1930s.

In his old age, Jupiter Mosman became a local legend and well respected, dignified member of the community.

After he died, in December 1945, he was buried in the Charters Towers cemetery. Several years later a headstone was erected at the gravesite in honour of the Aboriginal man who helped shape the great State of Queensland, Australia.

CITIGOLD SHARES ITS SUCCESS WITH THE WORLD

The remarkable growth in the number of Australian and international Citigold shareholders over its 11 years, confirms broad based shareholder support.

Since Citigold first listed on the Australian Stock Exchange, its number of shareholders, both Australian and foreign, has risen by 1000%, from the 600 original shareholders on Christmas Eve 1993 to nearly 6,500 shareholders in April 2005.

Interestingly, NSW currently has the largest number of Citigold shareholders of any Australian state, with 3115 people and companies, owning 32% of the shares. However Queensland shareholders own 39% of the total number of shares available. Although Queensland has only 1288 shareholders, some of the company's largest shareholders are in Queensland.

Considering the goldfield and Citigold's operations are located in Charters Towers, it is understandable that the majority of share ownership and support is located in Queensland.

Citigold has shareholders in every state and territory in Australia, as well as international shareholders in a vast number of countries, including New Zealand, Britain, the United States, the United Arab Emirates, Singapore, Hong Kong, Ireland and Germany.

Interest in Citigold Corporation's shares appears to have increased as the company's gold production start-up draws nearer.



Citigold is listed as CTO on the Australian Stock Exchange; however the company may list on other foreign Exchanges at a future date.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*


NEWSLETTER


CiTi

corporation

Issue 3 29 June 2005

In this issue...

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1903, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

CITIGOLD SET TO REOPEN SUNBURST 'CITY' PROJECT

Citigold said yesterday that its Sunburst project was set to extend the existing central decline by 2,000 metres in length, as part of its plan to develop three underground 'City' mines.

Citigold's General Manager, Engineering, Mr Garry Foord, said that the Sunburst gold mine will use the existing 1.6 kilometre Central Decline, currently 238 metres vertically below the surface. The 2 kilometre extension will reach a depth of 500 metres in order to access the gold beneath the workings of the original miners.

The existing Central Decline was excavated in the late 1990s by the Company as part of the trial mining operations. This access tunnel is maintained in excellent condition and is surrounded by the strong grano-diorite country rock.



The favourable economics of the project are further advanced by its convenient location within the City. This allows easy access to the major elements of infrastructure, such as electricity, water, maintenance and services businesses required for underground gold mining.

Mr Foord said the Sunburst gold project is also called the "City" due to its position beneath the streets of Charters Towers and its mine entrance within the city limits, located 2 kilometres from the Charters Towers Post Office.



"The Sunburst mine will be the next project developed, after the Warrior gold mine begins producing gold, and will take around 18 months to complete. After extending the decline tunnel to 500 metres depth, we will excavate three separate underground levels within the mine to access the gold," Mr Foord said.

"When the extension is finished, the Central Decline won't only become the main access to the Sunburst Mine, but also the Brilliant Mine and Day Dawn Mines. These mines will all be linked by a 1,000 metre horizontal tunnel," he said.

The Sunburst, Brilliant, Day Dawn and Warrior mines are part



of Citigold's recently announced Inferred Mineral Resources of 23 million tonnes, at 14 grams per tonne of gold containing 10 million ounces of gold.

The report was prepared in accordance with the Australasian JORC Reporting Code governing mineral and ore exploration. The findings support Citigold's 2002 Gold Production Plan to produce 250,000 ounces of gold per year for 30 years.

The Sunburst mine project covers an area of 700 hectares and contains about 35% of Citigold's 10 million ounce gold resource.

Ongoing joint venture discussions concerning the development of Citigold's Warrior and Sunburst gold projects continue and remain positive.

GOLDTEC SYSTEMS TO REVOLUTIONISE CITIGOLD

Citigold's General Manager, Engineering, Mr Garry Foord, said recently that the company's planned adoption of GoldTec Mining System technologies would revolutionise its mining operations.



Citigold's introduction of GoldTec technologies, which it helped to develop, were part of an integrated system to provide a safer and more cost-efficient method of underground gold reef mining.

The company's innovative ways of utilising new and existing technologies, such as portable ore sorters, ore crushers and electronic monitoring equipment, is set to lower Citigold's gold production costs by 30 percent.

Mr Foord said that many of the GoldTec technologies, including photometric ore sorters, would be taken underground. The ore sorters utilise laser light beams to separate gold-bearing quartz rocks from barren waste rocks.

"As the rocks are spread across a fast moving conveyor belt, the 120 laser sensors identify different rock types and then reject the waste rocks by using jets of air to shoot them into different bins to the gold-bearing rocks," Mr Foord said.

"The major advantage of the underground ore sorter is that, by removing the waste rocks underground, they can be left there. This saves the $24 per tonne it would cost to haul the waste rock from underground to the surface treatment plant outside the City and processing it into the tailings dam," he said.

Mr Foord said while ore sorters were expensive machines, they would only take 12 to 18 months to pay for themselves, after which Citigold would receive substantial cost savings.

Another cost saving GoldTec technology, the mobile ore crusher, has previously been used by mines underground as a fixed installation. Citigold may be the first Aussie mining company to use 'off the shelf' mobile crushers underground. These machines will ensure that ore is correctly sized for the photometric ore sorter, as well as being able to move further into the mine as the underground workings go deeper.

E-Tags are another useful GoldTec technology. They are part of a computer-based Equipment and Personnel Control (EPC) system, much like the "e-Tag" vehicle ticketing systems used in some cities to record vehicle tollway usage.



"Citigold's EPC system will monitor all equipment and personnel within its mines, in order to better maintain equipment and maximise underground safety. The system will gather vital equipment maintenance data that will be used for timely reordering and purchasing," Mr Foord said.

Other innovative uses of technology by Citigold include taking computer 'PC' equipment underground. This saves time by allowing key personnel to analyse data within the mine, thereby eliminating the need to regularly return to the surface.

Citigold will introduce its GoldTec Mining technologies progressively throughout its mines.

CRUSHERS TO CORVETTES, ROB CASPER MAINTAINS POWERFUL MACHINERY



Citigold's Plant Superintendent, Rob Casper, said recently that operating and maintaining the company's powerful plant machinery and pouring gold was almost as enjoyable as maintaining his hobby, a Corvette.

Mr Casper has worked for Citigold for 9.5 years. He oversees the operations and maintenance of the gold processing plant starting from when ore enters the crusher to the pouring and shipment of gold bars.

Mr Casper said that he still gets as excited today about pouring gold bars as he did for his first gold pour years ago. He finds it

rewarding to see the end result of the production process.

The one thing that excites Mr Casper more than pouring gold is maintaining and showing his prize winning 1986 C4 Corvette.

After entering his car in four car shows, Mr Casper said that he won his first trophy last week for the 'Best Pre-1995' Corvette, from a field of 50 cars.

"I've always had a mechanical aptitude, having worked on many cars over the years. I did an automotive apprenticeship when I was young, which has helped me to know how the machinery works and how to care for it properly," Mr Casper stated.

Mr Casper said that he ensures that the gold processing plant's machinery continues to be fully maintained during the current care and maintenance period in readiness for gold production.

"I routinely operate the machinery at a slow speed, called 'inching the Mill', in order to keep its internal components in peak working order," Mr Casper said.

The 1,000 tonnes per day of ore capacity processing facility is a important asset of Citigold and would have a new replacement cost of about $20 million.

Rob's mechanical qualifications, machinery operating tickets and years of experience have proven to be an asset to the company. Since joining Citigold as an Assistant Operator, Mr Casper has worked his way through the ranks being promoted to an Operator, then Leading Hand, Plant Foreman and finally Plant Superintendent.

When gold production begins, Mr Casper commented that, he will oversee a team of up to 11 persons to operate and maintain the plant.

"Although the operators will run the machinery, I'll be working closely with them as much as possible, as I am very 'hands-on' boss," Mr Casper said.

Mr Casper still recalls when he was first asked to catch a bar of gold. To his amazement, he nearly dropped it, discovering the hard way that gold bars are very, very heavy. In fact 50% heavier than equivalent-sized lead bars.

THE WASHINGTON MYSTERY

In 1999 two Citigold employees, Mr Peter Van Meel and Mr Garry Thomas made an unusual discovery of five strange metal fragments the origins of which remain a mystery to this day.

Mr Van Meel, a Citigold crusher operator, heard a strange metallic sound in one of the ore crushers. He discovered the sound was caused by three fragments of 'brassy' coloured metal. Soon after, Mr Thomas, a loader operator, found two more fragments in the crushing circuit.



The fragments, affectionately called the "Washington Nuggets", after the Washington open-cut mine in which they were found, partially form the shape of a disc about the size of a dinner plate and weigh 1.8 kilograms in total.

The "Washington Nuggets" aren't really nuggets at all, because they weren't naturally occurring, but were instead manufactured.

Oddly however, their origins and purpose have been difficult to discover, because of their unusual composition and strange location.

Originally thought to be the remains of an old 'brass' spacing washer from mine workings, it was revealed that the fragments were in fact 65% pure gold. Today they would be worth around $21,000.



The assay results were determined after drilling the "Nuggets" and sending the drill filings for analysis at an independent laboratory. But the results didn't reveal how the fragments were made, who made them, or why someone would leave them behind.

The "Washington Nuggets" were mined by a large excavator digging through the old mine workings or 'stope fill' within the Washington open pit.

While conjecture over each element of the mystery continues, it's generally agreed that it was probably manufactured by one of the early Charters Towers miners, sometime between 1871 and 1920.

The First World War and low gold prices caused all the region's mines to close by 1920. So perhaps one of the miners buried the gold "plate" in an old mine, intending to come back for it after the war, but never made it back.




NEWSLETTER


CiTi

corporation

Issue 4 13 July 2005

In this issue...

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4598
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

CITIGOLD'S SOPHISTICATED SYSTEMS ENSURE PROFESSIONAL GOLD EXPLORATION

Citigold Corporation said yesterday that its dedicated technical team, supported by a detailed computer database, demonstrated its professional approach to gold exploration.



Citigold's Exploration Manager, Mr Jim Morrison, said that the company's meticulous records were based on detailed exploration carried out by Citigold over the past 15 years, as well as extensive historical data and the results of deep exploration drilling programmes undertaken by previous operators. Documentation of this and the records of recently acquired Great Mines Limited's tenements have further improved the database.

He said that this work was one of the most crucial investments for the company. "The database is the cornerstone of the company's resources and reserves". Whilst it is not practical to accurately quantify the cost of building the database and the work taken to obtain and collect the information, it estimated to be in the order of $20 to $30 million.

From the basic data, specialist mining software is used to produce the 3D images of underground structures used for resource estimation and mine planning. It is also used for targeting exploratory drill holes to test for extensions to, and repetitions of, the historic bonanza grade orebodies.

Mr Morrison commented that the current Warrior Mine decline development was based on the 1996 discovery of the Warrior East orebody by Citigold geologists. Extensive geological work since then has provided the basis for the planning and development of the decline. This included resource and reserve estimates, geological and geotechnical mapping, analysis of historical data as well as assistance with mine planning, survey and hydro-geological studies.



The focussed nature of Citigold's mining operations has helped the company to keep its exploration costs low. Citigold's exploration methods have included low flying aeromagnetic and radiometric surveys, geological mapping, costeaning (trenching), auger drilling and soil sampling to evaluate material immediately below the surface. Drilling is also used to extract geological samples at greater depths, down to 1,200 metres.

Ongoing regional work is currently concentrating on photo-geological interpretation followed up



...aissance geological and geochemical surveys. This work will unlock the potential of the company's extensive exploration tenements.

On a more detailed scale, systematic geological mapping and sampling has been completed on 64 of the approximately 130 known outcropping lode, or reef, structures on the company's ground. When completed, this work will be assembled into a regional 3D structural model which will be used to target major new ore positions.

CITIGOLD'S FOUNDER PASSES ON AFTER A LIFETIME OF ACHIEVEMENT



Citigold Corporation "founding father", Mr James Joseph "Jim" Lynch, achieved much during his lifetime, before passing away in Charters Towers on Saturday 2 July, aged 87.

Mr Lynch was tragically killed whilst supervising maintenance at one of his properties. He is survived by his three sons Mark, John and Peter and their families.

Jim Lynch was an inspiration to all who knew him. He was born in Taralga NSW, in 1917, the youngest of five children. The Lynch family settled in Goulburn where his father was a magistrate and farmer.

Living through the Depression years of the 1930s gave Jim enormous strength of character and work ethics. He moved to Bondi Beach, in Sydney, where he became a life guard. Jim then followed his father into the Court of Petty Sessions, in order to get a "safe" Government job, after a short stint studying Engineering at university in Sydney.

Over the coming years Jim had great success in business including the building, in 1964, of the Glacarium Ice Rink in Burwood. This started the family's strong association with ice figure skating. Jim was always able to spot the trends, however. By 1970 he had converted the ice rink into a major exploration mining office, as a part of the nickel boom. Jim's passion soon turned to gold and his 'vision' to amalgamate the rich goldfield of Charters Towers was born.

Jim moved to Charters Towers and spent the next 15 years doing extensive field prospecting, meeting with geologists and speaking with residents of the town who had previously worked in the old mines.

The company's General Manager, Engineering, Mr Garry Foord, credited the company's current ownership of the entire 200km^2 Charters Towers goldfield to Mr Lynch's foresight in recognising its potential.

Jim was fortunate to see the first gold pour from trial mining conducted in 1996, which resulted in 38,000 ounces of gold produced.

The Honourable Member for Kennedy, Mr Bob Katter, recently stated, "In Charters Towers, with around 130 years of history, we have never been able to consolidate the ownership of the field under a single entity. I have always remained confident that this ultimately will yield prosperity and longevity for Charters Towers and its people. He left our community an infinitely richer place for him having been here."

Mr Katter's comments recognised Jim's foresight and vision in combining all the mining tenements, which ultimately resulted in the Charters Towers goldfield being in the hands of one company. This achievement alone augers well for the future of the town.

Citigold miners formed a guard of honour to farewell the man they all knew and loved. In a final dedication to him, he was laid to rest in his last "mining lease" near the historic graves of the miners from the 1800's and early 1900's.

A monument will be built as a lasting tribute to this great man who had tremendous passion and a vision for the Charters Towers goldfield.

WARRIOR GOLD MINE UPDATE

The Warrior decline is currently at a vertical depth of 54 metres. Acceleration of the face advance will continue utilising the recently purchased twin boom drilling rig (Jumbo).


WARRIOR GOLD MINE

Laser survey technology i utilised to provide accura alignment of the decline tunn excavation as it is blasted deep The decline is 5 metres high by metres wide, so accur measurements and alignment important.

Construction of the sec truck bay is currently under The truck bay is used to provi location where the undergr loader can directly load the m trucks with blasted

Excavation of the decline will continue whilst the truck bay is being constructed.

The Warrior Mine's ore body, or structure, has been traced by surface outcrop and extensive drilling, over a two kilometre area. The structure is orientated in an east-west direction and may extend further both horizontally and vertically.

Gold production is planned for the end of the year.

DIAMONDS DRILL DEEP FOR GOLD

Citigold's Chief Operating Officer, Australia, Mr Chris Towsey, said recently that diamond core drilling was a highly effective gold exploration method, as it produced actual samples from considerable depths.



Mr Towsey said diamond core (DC) drills, being hollow pipes with industrial diamonds impregnated around the end of them, could reach depths of up to 3000 metres for mineral drilling.

DC drilling uses poor quality industrial diamonds, costing between $6 and $30 a karat, to produce a doughnut-shaped hole. It leaves a cylindrical core of rock inside the pipe, which is brought to the surface and recovered from within the drill rods.

A core is an actual sample of the geology at particular depth. After extraction, cores are analysed to determine their density and porosity, as well as other features, in order to establish their level of mineralisation.



Mr Towsey commented that DC drilling also enabled geologists to measure vein angles, including gold-bearing quartz veins. By knowing the orientation of a drill hole, geologists can measure a core sample's original underground orientation. From this, the different strike of the quartz vein, its dimensions and which way it dips can be determined.

"This information is compared to other underground structures, in order to accurately allocate it to a particular ore body. When areas of east-west veins are found to intersect with north-west cross veins, diamond core drilling can be used to determine which vein it belongs to," Mr Towsey said.

"Other drilling methods, like open hole percussion and reverse circulation (RC) drilling can't drill as deep and they only produce rock chips and dust," he said.

Around 1980, the reverse circulation (RC) drilling system became popular. In this method, rock samples are brought to the surface inside the drill pipes through an opening in the face of the bit.

Mr Towsey stated that RC drilling does not produce any structural information, only bags of chips. While analysing chips can be useful, it's difficult to accurately split them into smaller sub-samples for analysis.

DC drilling is especially useful around Charters Towers due to the hard, abrasive nature of the ground. The region is mostly granite and grano-diorite, requiring smaller, more closely spaced diamonds with a softer matrix to be used. The matrix holding the diamonds wears away, which exposes more diamond to the cutting process, to optimise the operation.

Mr Towsey has significant drilling experience, running a drilling company with 56 rigs. He was the General Manager for the Minerals Division of Century Drilling before joining Citigold.

INDIA, NUMBER ONE GOLD CONSUMER

India, the world's largest market for gold consumption, is currently experiencing a major period of economic growth. Vast amounts of gold are being imported for cultural and investment reasons.

India's gold consumption has continued to rise, with 850 tonnes being purchased last year. This is largely due to the busy wedding season, as well as festivals and births. This compares to total worldwide "new" gold mine supply of 2,022 tonnes in 2004.

Ornaments and jewellery crafted from gold are traditional gifts for brides at Indian weddings. Births and festivals, like "Diwali", the Festival of Lights, head the other auspicious occasions for which Indians buy gold.



While India may have long been considered a low income country, its hoarding of gold is a custom that's well ingrained in its society. Gold is usually hoarded as 22 or 24 karat jewellery, as it is a

portable and safe investment. It is estimated that 15,000 tonnes of gold is currently held by the Indian people but there are no official figures to accurately measure the nation's total gold holdings.

The vast majority of India's population lives in rural areas, with around 70 per cent of its total gold purchases being made there. Since the country's major rural industry is agriculture, which is highly dependent on seasonal rains, Indians buy more gold after good agricultural seasons.

India's love of gold is complex. In addition to its religious significance, gold permits the free flow of a country's wealth, without needing the approval of the government.

In India, most lending and borrowing occurs outside the banking system, by word of mouth. The national preference for gold is an integral part of Indian life.

Indians generally treat gold as a financial asset. Western societies however, like the United States and Europe, primarily use gold jewellery for adornment.

India's gold consumption has helped Australia to become the third largest producer of gold, after South Africa and the United States. Western Australia and Queensland are the major Australian gold producers. India's yearly consumption of 850 tonnes of gold far exceeds Australia's 258 tonne mine production in 2004.

Dubai is the largest re-export centre for gold bullion in the Middle East. Most of its imports are re-exported to India and Saudi Arabia. In 2004 Dubai imported 503 tonnes of gold of which 260 tons were re-exported.

Dubai is the largest physical gold trading centre in the world.

TOWN SUPPORTS CITIGOLD'S MINES

When Citigold conducted its initial exploration work of the mineral tenements under Charters Towers, as part of its huge gold project, none of nearly 10,000 residents of the town objected.

Despite the company's plan to drill and blast beneath the town, the only comment directed towards Citigold by a resident was a positive one, aimed at applauding the company's ongoing good work. Earning the respect and trust of the community was an important part of ensuring the project's long term success.



After the successful exploration beneath the town in accordance with regulatory requirements, Citigold proceeded with the finalisation of mining leases and environmental permits. These were granted by the Department of Natural Resources and Mines (DNRM) and the Environmental Protection Authority (EPA).

The notice for the mining lease was sent to thousands of landholders and notified in the local newspaper inviting residents to object if they had not been happy with Citigold's current or planned operations.

The DNRM has recognised the company's efforts and its ability to successfully work with the residents of Charters Towers.



Citigold acquired the last mineral tenements in the Charters Towers area in early 2004, when it took control of Great Mines Limited. This enabled the company to gain 100 per cent ownership of the goldfield.

The lengthy and complex process of negotiating, pegging and acquiring all the tenements initially began in 1969. Citigold's founder, Mr Jim Lynch, began the process by buying a small group of tenements from their original owners and so began the complex process of amalgamation.

The 35 year period it took for Citigold to eventually obtain all the tenements, required dedication and the expenditure of substantial sums of money. This experience, however, has given the company a detailed understanding of tenement management in Queensland.

All Citigold's mineral tenements are on the rich Charters Towers goldfield, which has the potential to build the company into a giant.

The recent confirmation of Citigold's total inferred mineral resources for Charters Towers, being 23 million tonnes at 14 grams per tonne of gold, containing 10 million ounces of gold, confirms the enormous value of the company's tenements.

The company's valuable mineral tenements are also monitored by an independent mining consultant firm to ensure legislative compliance.

The following statements apply in respect to the information in the report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*


NEWSLETTER


CiTi
corporation

Issue 5 27 July 2005

In this issue...

Citigold Corporation Limited
ACN 060397177

ASX Code 'CTO'

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8503
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

CITIGOLD SET TO BECOME LOW COST GOLD PRODUCER



Citigold General Manager, Engineering, Mr Garry Foord, said recently that the company's forward cost estimates would establish it as one of the world's lowest cost gold producers.

When Citigold's first two mines are in operation, the estimated cost of producing its gold is expected to be $217 per ounce. This places the company in a group of the 25% lowest cost gold producers. This prediction is based on the projection of Citigold's planned operating cost compared to the statistics of world producers published in the June 2004 "Resource Stocks" journal.

Mr Foord said that being in the lowest cost quartile of gold producers is a significant strategic position. It was the safest position to be in as it allowed for greater gold price fluctuations. Additionally, by keeping costs low, greater company profits could be realised.

Citigold is due to begin producing gold from its Warrior Mine later this year. Production from the Sunburst mine is expected in the following year.

"The Warrior and Sunburst mines, with their combined production expected to be 100,000 ounces of gold per year, are part of Citigold's Gold Production Plan.

When both mines are operating the total cost of production will be less per tonne of treated ore than when only one mine is operating.

Costs are usually reported on a 'cost per ounce' basis as a common yardstick. These costs are calculated by multiplying the costs to mine and process a tonne of gold bearing rock by the grams per tonne of gold recovered relative to an ounce.

Citigold's predicted total cost of production is $86 per tonne. Mining costs will be around $33 per tonne and $23 per tonne for development.


Citigold's Potential Position as Low Cost Producer
(based on 2004 Gold Production Plan)
$US per oz
350
300
250
200
150
100
50
0
Goldcorp
Meridian Gold
Citigold
Agnico-Eagle
Glamis Gold
Golden Star
Placer Dome

Mining costs include labour, diesel fuel, drill bits, explosives, steel materials and mining machinery to extract the ore.

Citigold's future treatment processing costs are expected to be around $18 per tonne of treated ore. These costs include the consumption of reagents, lime, cyanide, steel balls and other equipment.

Its surface haulage costs, relating to the transportation of ore from the mine to the processing plant 12 kilometres away, will be $2 per tonne. The final component is administration and environmental costs of about $10 per tonne.



Mr Foord said cash costs could be direct or indirect. Indirect costs typically include overheads, marketing and exploration.

Mr Foord's costing knowledge, gained from 29 years of mining, allows him to recognise likely future trends for raw materials. Changes in the cost of diesel fuel, steel and labour are factored into his cost estimations, as are current prices and escalation estimates.

Garry's expertise has been called on to present a case study at the Strategic Mine Planning 2005 conference on 29 August in Brisbane.

MINING MACHINERY ENSURES SMOOTH OPERATION



Citigold Maintenance Superintendent, Mr Mark Royes, said recently that the company's appropriate choice of mining machinery ensured that its gold mining operations would continue to run smoothly.

With 30 years experience in mining maintenance, Mr Royes stated that it was important to have suitable machinery for specific mining operations. Citigold's machines, including the two Tamrock load-haul-dump (LHD) units, have been specially selected to complement other machinery.

"The trucks, LHD's and the development drill are matched in size to the dimensions of our 5 metre by 5 metre decline.

Citigold's Atlas Copco 282 twin-boom drilling rig, or 'Jumbo', is used underground for drilling holes for blasting. Compared to hand-held drills, the Jumbo is not only safer but can drill holes at more than twice the speed.



By fitting the Jumbo with longhole jaws, deep holes of up to 40 metres can also be drilled for geotechnical purposes. This process, previously contracted out, can now be done in-house, thereby minimising costs.

Citigold's 4.5 cubic metre and 2.5 cubic metre LHD's (similar to front end loaders), load ore into the company's two Bell 25 tonne dump trucks for haulage to the surface. The company's fleet also includes a scissor lift which has an elevating platform. It is currently used for installing services such as electricity, phone lines, vent bags, water and air pipes and firing lines onto the back or roof of the Warrior Mine.

The company's JCB extending jib work platform has been adapted for use as an underground explosives face charging unit. Personnel and small materials are transported underground in 4WD Toyotas.

As part of the company's dust suppression operations, Citigold's Louisville 8000 water truck is used to wet the roads. This operation is necessary due to the close proximity of the company's mining operations to the Charters Towers township.

The advantage of being so close, however, is that many materials and support businesses are readily available.

The Warrior Mine's daily routine is a smooth operation. Regular servicing of the LHD's and dump trucks is undertaken whilst the Jumbo is drilling the face. The Jumbo is relocated during blasting of the face. The ore is then loaded by the LHD's into the dump tucks before being hauled to the surface.

Mr Royes said machinery requirements for the mines may include larger capacity dump trucks, LHD's and more Jumbos as full production draws near.

CHRIS TOWSEY'S EXPERTISE BENEFITS CITIGOLD



Eminent geologist and mining expert, Mr Chris Towsey said yesterday that his advanced knowledge of international high grade reef systems has greatly benefited Citigold's gold mining operations.

With almost 30 years of operational and corporate underground mining and geochemical experience, Mr Towsey, Citigold's Chief Operating Officer, Australia, understands what's required to ensure the company's success.

Working as Chief Geologist, then Executive Manager, Exploration, at the Emperor Mine in Fiji, enhanced Mr Towsey's geochemical and mining knowledge. This project and most of his other mining experience since then has focussed on vein-hosted flat-dipping gold mineralisation, similar to that found at Charters Towers.

Mr Towsey said that during his mining career he has been an underground Geologist and Project Geologist for Mt Isa Mines, a Project Geochemist and Senior Geochemist for BHP, managed his own business as a consulting Exploration Geologist, been General Manager for the Minerals Division of Century Drilling and General Manager for the



Australian Operations of the National Occupational Safety Association Limited (NOSA).

"Being GM at NOSA enhanced my knowledge of workplace health and safety issues. My familiarity with South Africa's underground mine safety also helped Citigold to establish its Five-Star integrated risk management system," Mr Towsey said.

Chris' extensive operational experience in high-grade reef mines gives him a unique understanding of the Charters Towers style of deposit.

Mr Towsey, a Chartered Professional Geologist, has a Bachelor of Science with Honours and a Master of Science, from Sydney University. He has a Diploma of Education from the Sydney Teachers College and a variety of specialised mining credentials including Occupational Health and Safety Auditing, Hazard Identification and Risk Assessment, Exploration for Gold Deposits, Epithermal Gold Exploration and Exploration Geochemistry.

Being a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and the Australian Institute of Geoscientists (AIG) and having specialised knowledge, confirms Mr Towsey's credentials as Citigold's "Competent Person". In this role, he is responsible for the company's geological reports and feasibility studies.

Mr Towsey has written one book on mining and published numerous papers, case studies and journal articles on geochemical and mining issues. He has often been invited to do talks for the AusIMM, the Geological Society and the Australian Arab Chamber of Commerce and Industry, amongst others.

Mr Towsey's long-held interest in science and education has seen him teach science at a high school level and train new graduate geologists.

In his spare time Mr Towsey enjoys working on and driving his hotrod, a black 2003 Chrysler PT Cruiser. He is a member of the PT Cruiser Club of Australia and regularly attends rallies or "cruises" as they prefer to be called. He is travelling to Tasmania during September holidays to participate in the "Great Southern Cruise".

CEO JOURNEYS DEEP TO GET THE FACTS

Citigold's Managing Director and CEO, Mr Mark Lynch, said this week that his ongoing search for the latest underground mining technologies had taken him deep into two South African gold mines.

Mr Lynch inspected two mines in South Africa, the Mponeng and the Joel, as a guest of MM&E and Anglo Gold Ashanti. The trip was aimed at investigating new mining methods and equipment for gold reef mining over 1000 metres deep.

Seeking to maximise Citigold's operations, Mr Lynch wanted first-hand experience of the conditions in deep underground gold mines. With this in mind, he ventured 3.7 kilometres down the Mponeng's two staged vertical access shafts and crawled through excavated mine spaces, known as stopes, at depths of up to 2.6 kilometres below the surface.

The conditions in South Africa's mines are extremely hot and humid, with subterranean rocks being around 60 degrees Celsius. While the harsh environment makes it necessary to refrigerate the air, the noise in the mine's operating areas is more difficult to avoid. Despite this, Mr Lynch stated that the enormous scale of South Africa's mining operations and its research into new automated technologies made it his first choice to visit.



"I chose South Africa for my research because its underground reef systems are legendary, historically producing around half of the world's gold. I also wanted to find suitable technologies that could be utilized for Citigold's planned mechanised style of operations," Mr Lynch said.

The geometry, or shape and angle, of South Africa's vein systems is similar to that of Charters Towers, with flat dipping high-grade reefs averaging less than a metre wide. While the geometry is similar, the less stable sedimentary geology of South Africa's gold mining areas can be more challenging to mine.

One of the most amazing differences from Charters Towers is the 'stope closure factor' and the large number of seismic events in some South African mines. Mr Lynch said that "When you are in an area only 1.5 metres high, it is an extreme feeling to see 300mm or 12 inch diameter timber logs that were supporting the roof crushed into the rock floor when the ground 'closed' up."

Charters Towers granite igneous rock means stability and no ground closure or seismic movements.

Despite its push for mechanisation, South African mines remain labour-intensive, with up to 6,000 personnel working a mine. In contrast,



Citigold's four mines when operating will only require around 250 mine personnel to produce its gold.


MPONENG MINE
MAIN SHAFT

Since touring the mines, Mr Lynch plans to adopt several South African technologies like automated drilling machines, which halve drilling time and water jetting systems for ore movement, into the GoldTec Mining System.

Mr Lynch said Citigold's technical team plans to visit other mines in the future, because new technologies are constantly being invented. By adopting the latest methods and equipment, Citigold's aim is to further reduce operating costs, increase efficiency and maximise mine safety.

CASH COST REPORTING STANDARDS PROVE INVALUABLE

The Production Cost Standard, being a standard for reporting on and comparing gold production on a cost per-ounce basis, has proven to be an invaluable international evaluation tool.

Introduced by the North American Gold Institute in 1996, the Standard was designed to improve the international reporting practices of the gold mining industry. This uniform format for reporting production costs on a per-ounce basis, makes the comparison and evaluation of mining companies far easier.

The purpose of the Standard was to provide the financial community and investors with a tool to make meaningful comparisons of international gold mining companies and their operations in a standardized format.

Whilst recognising that companies had their own accounting policies and practices, which may result in different cost per ounce calculations, the Standard was developed to incorporate these diverse practices. It has since been widely recognised in the global gold industry.

Two areas that were revised in 1999 concerned by-product versus co-product accounting and gold equivalent ounce reporting. The revised 1999 Standard notes that where by-product accounting is used and the by-product represents more than 5 per cent of a mine's revenues, the effect on reported production costs of using co-product accounting should also be disclosed.

The Revised Standard separates royalties and production taxes, which are indirect cash costs, from direct cash operating costs. The latter costs include direct mining expenses, stripping and mine development adjustments, third-party smelting, refining and transportation costs, by-product credits and other costs.

The Standard notes that total cash costs are determined by adding the indirect cash costs to the cash operating costs. Although items such as depreciation, amortisation, reclamation and mine closure are non-cash costs, they are a key part of the total production costs. Capital lease payments, for example, are included in non-cash costs as a depreciation expense. The costs of final site reclamation however are accrued on a units-of-production basis over the life of a mine's operation.

In Australia, leasing mining equipment and using external contractors is common, whilst many other countries prefer owner-operated mining. This means that owner-operator depreciation may not appear as a cash cost, whereas the use of contractors and leased equipment has depreciation built into cash expenses.



Citigold currently owns and operates its own mining fleet. As the mine expands however, the leasing of equipment and the use of external contractors may also be utilised.

The following statements apply in respect to the information in the report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*




NEWSLETTER


CiTi

corporation

Issue 6 10 August 2005

In this issue...

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

EXPERT LOCAL CONTRACTORS UTILISED FOR CITIGOLD PROCESSING PLANT

Citigold's policy of using local contractors, where possible, ensured most of its processing plant upgrades were done locally in Charters Towers, or nearby in Townsville.

During the plant's installation, the company utilised three spray painting and sandblasting crews supplied by local engineering businesses. Additionally, the pipeline, plant footings, earthworks and water storage facilities were constructed by local contractors.

Citigold's Site Senior Executive, Mr John Lynch said the high-level mining expertise available in Charters Towers was utilised by Citigold during the construction of its plant.

Mr Lynch noted however, that some reconstruction processes were completed by outside specialists. The tailings dam was built by a contractor from Mackay and the plant's shipping and re-erection was done by a Western Australian company. Furthermore, the engineering firm that supervised the project came from Brisbane.



"The task of moving and redesigning the plant required the skills of specialised engineers to oversee the technical modifications. I was responsible for making sure their modifications and improvements were in line with Citigold's expectations," Mr Lynch said.



"Our improvements have included redesigning the plant's layout, with the provision for a second ball mill and additional leach tanks, which could double its capacity. The plant was cleverly designed to allow future modifications to occur without overly affecting the primary crushing circuit," he said.

Many improvements increased the plant's mechanisation and streamlined the crushing process. Practices such as adding lime to control the pH levels of the ore, are now done by an auto lime feed. The layout of the gold room has also been redesigned to make it more user-friendly.

Since purchasing the plant, Citigold has re-organised operations



onto one level, for improved efficiency. Many of the previously isolated structures are now interconnected. The elution process is closely linked to the gold room and the leaching plant, which allows for future plant expansion and increased processing capacity.

Citigold's gold processing plant, installed in 1996, has a capacity of around 340,000 tonnes of rock per annum. About 1000 tonnes of gold-bearing rock can be crushed and processed each day.

The carbon-in-leach processing plant is equipped with crushing and grinding circuits, a gravity circuit for coarse gold, gold leach circuits, electrowinning and gold pouring facilities. The plant's operations recover around 95 per cent of the gold found in its high-grade ore.

The crushing circuit can produce between 90 and 140 tonnes of ore per hour and only needs to operate for around 10 hours to feed the plant for 24 hours. As well as the crushing circuit, the processing plant has a tailings dam, a pipeline and a water storage facility.

CHARTERS TOWERS 408 MILLION YEAR OLD GOLD REEF



Citigold Corporation Chief Operating Officer, Australia, Mr Chris Towsey, said yesterday that the company's 10 million ounce Charters Towers gold reef system had formed around 408 million years ago.

The formation of Citigold's North Queensland resource was related to a belt of vulcanism and granite intrusions occurring around that time, which extended all the way down the east coast of Australia.

The resulting gold mineralisation ran through areas as diverse as Ballarat in Victoria, Cobar in Western NSW and Charters Towers in Queensland. Much of the mineralisation has since been overlayed with a series of slightly younger rocks, which inturn helped form most of the coal deposits in Central Queensland.

Mr Towsey stated that the vulcanism in Queensland, which was part of the mountain building process, produced a range of intrusive rocks, such as granites, which breached the surface in areas like Charters Towers.

"The age of the rock around Charters Towers was determined through a series of radio-isotope analyses. Since different radioactive isotopes decay at certain rates, measuring the ratio of one isotope to another makes it possible to ascertain when they came together in a fluid state. This shows when the rock was last crystallised," Mr Towsey said.

"Crystallisation occurs below the Earth's crust, when extremely hot solutions begin to cool. As this takes place, things start to crystallise out at different times. There is a distinct sequence at which things crystallise, with the highest temperature minerals solidifying first and the lowest temperature minerals doing so last," he said.

Metals such as iron, calcium, magnesium, sodium and potassium readily crystallise, leaving everything else in solution. Crystallisation forces these metals to be squeezed out of the solution, making it more concentrated, whilst sulphur and other un-reactive metals like gold and platinum remain fluid.

Since the fluid solution is lighter than granite, it flows to the top of it. Similarly, as granite is lighter than the rest of the Earth's crust, it slowly works its way up through the crust. Eventually, this forms a dome-shaped top, with the fluids accumulating at the top of the dome.

When the granite finally stops moving and begins to cool down it contracts, causing fractures to occur across the top of the dome. As a result, enormous fluid pressures are released, forcing the fluids upwards into the rock fractures.


Day Dawn
Mexican
Brilliant
Golden Sunrise
Ruby

In Charters Towers, this process led to a substantial gold-bearing quartz vein system being created, because quartz is usually one of the last things to crystallise out. Citigold's reef also contains lead, zinc, silver and copper sulphides.

The geometry of vein systems relates to the shape of the top of the granite. When domes of granite crack surrounding rocks, it does so in a particular direction. This makes them predictable, thereby helping Citigold to better locate expected rock fractures, which may contain further reef systems.

Mr Towsey said gold was fairly uniformly distributed throughout the Earth, until parts of the planet melted. When that occurred, the processes of fracturing and crystallisation allowed fluid

solutions to build up concentrations of gold and other minerals in those areas.

Around the Earth's solid core is a molten outer core. This is surrounded by the mantle, which remains solid until just below the crust, where there is a fluid layer. This layer, known as the Mohorovicic Discontinuity, is between 5 and 75 kilometres deep and is the source of most of the Earth's mineralisation.

Mr Towsey noted that gold has been around since the Earth was first formed, approximately 4,500 million years ago.

CITIGOLD MINING TEAM, WELL TRAINED AND QUALIFIED

Citigold's Mine Superintendent, Danny Stanford, said recently that the considerable mining experience, training and dedication of his team would ensure the success of the Warrior Mine.



Mr Stanford, having worked for Citigold for 6 years, has 11 years experience in open cut and underground mining, as well as in exploration drilling and surveying.

Mr Stanford said he started with the company as a mine Machinery Operator, before becoming an in-house Surveyor. In that role, he surveyed the company's underground and open cut mining operations, under the supervision of a qualified Surveyor. He has since been promoted to Mine Superintendent with his primary responsibilities focussing on overseeing mine safety and the training of his mining team.

He has a full understanding of underground mining operations, as well as Occupational Health and Safety and risk assessment procedures. "As a member of the Charters Towers Mines Rescue Response Group, I've been trained in rescue situations ranging from toxic atmospheres using breathing apparatus, to fire fighting and vehicle accident rescue," Mr Stanford said.

"My mining experience includes working on the Palmer River, extracting alluvial gold and working at Red Dome, for New Guinea Mining. I've also been involved in exploration on drill rigs."

Mr Stanford has all the necessary mining machinery tickets, as well as the S1, S2 and S3 mining certificates for supervising workers. As the team trainer, he also regularly utilises his Certificate IV in Workplace Assessment and Training. In this role, he's responsible for identifying and responding to all training needs.

Mr Stanford oversees Citigold's mining specialists, Damion McLaren, who has 15 years of underground experience and Chris Harstoff, who has 6 years experience.

Mr McLaren, who recently joined Citigold, is working on the Warrior decline development, drilling the mine face and overseeing the Jumbo Operator's progress. When he is not organising the mine's daily underground activities, he often shares the Jumbo operating and face charging roles.

Prior to joining the company, Mr McLaren worked for Newmont Australia for five years.

As well as his machinery operating tickets, Mr McLaren has a Shot Firers ticket and a First Aid Certificate. To obtain his Mines Rescue Certificate, he was trained in breathing apparatus procedures and underground mine rescue techniques.

When he's not underground, Mr McLaren's other interests include looking after his horses and cattle and trading securities on the Stock Exchange.



Mr Harstoff, the operator of Citigold's twin-boom drilling rig or Jumbo, is a team player and enjoys keeping himself fit and active. During his twelve months with the company he's gained significant experience in hand-held drilling, or air-legging, before taking over the operation of the Jumbo.

Prior to joining the company, Mr Harstoff worked for two other mining companies in Charters Towers. His first role was as a general hand, after which he progressed to driving loaders, before becoming involved in underground explosives handling.

Mr Harstoff said that the vital factors in mining include teamwork and effective mine safety procedures. As well as his machinery and shot firing tickets, he's completed several mine safety courses and a series of industry-specific training modules.

WARRIOR GOLD MINE UPDATE

The second truck bay in Warrior Mine's decline has just been completed. These bays, also known as loading bays or stockpile bays, are a vital part of Citigold's underground mining operations.

These small side tunnels, or bays, are regularly constructed along a mine's decline. They provide room for the trucks to park, in order to be loaded by the Load Haul Dump (LHD) units which carry the ore from the face to the bays. Without these bays, the 5 metre width of the decline is too narrow for the LHD's to load the trucks effectively.



When the distance between the face and truck bay is more than 150 metres, transporting the ore can become unproductive.

Because the decline opening is wider at the truck bay, additional ground support in the form of cable bolting is required.

The decline's face is currently 270 metres from the portal. Citigold currently expects to begin gold production in late 2005.

ASX RULES AND REGULATIONS MAINTAIN MARKET INTEGRITY

The Australian Stock Exchange (ASX) operates a market for securities issued by listed companies. To protect the market's integrity, the ASX has developed standards for the behaviour of listed companies through the Listing Rules.

The ASX maintains the market's integrity and fairness through constant and vigilant supervision of companies, stockbrokers and general trading activity.

The ASX also publishes guidance notes to assist listed companies in understanding how certain listing rules and procedures operate.

All listed companies must abide by the Listing Rules. These Rules create responsibilities that are additional to any obligations imposed on corporations by law and statute.

The ASX's Listing Rules govern trading participant's relationships with the ASX, as well as with each other and with clients.

The Listing Rules govern the admission of entities to the official list, quotation of securities, market information, trading and settlement, general supervisory matters and suspension and removal of entities from the list. Additionally, the ASX governs disclosure and other aspects of a listed entity's conduct.

The objectives of the ASX include providing a fair and well-informed market for financial securities, as well as providing an internationally competitive market.

The Listing Rules are a key element in meeting these objectives.

The principles on which the Listing Rules are based reflect the interests of listed entities, protect investors and defend the market's reputation. These principles have minimum standards of quality, size, operations and disclosure that must be adhered to.

The Listing Rules require listed entities to maintain continuous disclosure. By doing this, listed entities keep the market fully informed of their activities and developments, thereby providing a more accurate picture of their operating and financial position.

Citigold's maintains timely disclosure of its activities to the market in accordance with the ASX Listing Rules. Such regular releases include:-

- Appendix 3B for the issuing of new shares,
- Quarterly Cash Flow Report or Appendix 5B, and
- Quarterly Activities Report.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*




NEWSLETTER

CiTi corporation

Issue 7 24 August 2005

CITIGOLD ANNOUNCES GOLD ORE RESERVES

In this issue...



Citigold Corporation's Chief Operating Officer, Australia, Mr Chris Towsey, announced this week a Probable Ore Reserve of 800,000 tonnes, at 13 grams per tonne of gold, for the Charters Towers gold project. This Ore Reserve is contained within the area covered by the overall 10 million ounce Inferred Mineral Resources announced in May.

The assessment and announcement of Citigold's Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield.

The Probable Ore Reserve, containing 330,000 ounces of gold at a cut-off grade of 7 grams per tonne, is based on a report released on 22 August. In this report, Citigold stated its Reserve was derived from a total Indicated Mineral Resource of 740,000 tonnes, at 15 grams per tonne, containing 370,000 ounces of gold.

The report prepared by Mr Towsey after an extensive evaluation period, upgrades part of Citigold's Mineral Resource from Inferred to Indicated, in accordance with the Australasian JORC reporting code.

The company analysed the more densely drilled areas of its North Queensland goldfield, in order to convert part of its Inferred Resource into an Indicated Resource. Mining factors, such as the gold price and the mineralogy of Citigold's ore body, have also been taken into account in this week's report.

Mr Towsey said the Number Two Cross Vein, the Washington Pit and the Stockholm Vein, had been previously mined and showed similar mineralogy. Processing the ore has provided the company with valuable information on its metallurgical characteristics.

"We believe the ore we're going to mine will have the same mineralogy as the previously mined ore. Our processing mill previously produced 38,000 ounces of gold at up to a 98 per cent recovery rate. We're currently using a 95 per cent rate, as a conservative estimate of what we expect to recover," Mr Towsey said.

"We will be mining beneath the city of Charters Towers, around 400 metres below the surface, in primary unweathered rock. Because of this, we're using a density of 2.7 tonnes per cubic metre, which is a conservative figure.

"Our prior density measurements vary between 2.8 and 4 tonnes per cubic metre, so our tonnage estimate is the absolute minimum we're expecting to get. We believe that it is prudent to use conservative figures for our ore reserves at this stage" he said.

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com



Citigold formerly released an Inferred Mineral Resource Report in May, which detailed total Inferred Mineral Resources of 23 million tonnes, at 14 grams per tonne, containing 10 million ounces of gold.

To upgrade its Probable Resource to a Reserve required Citigold's Mining Plan to include details on the geometric shape of the ore body, the tonnage, its orientation in the ground, financial factors and the chosen mining method.

The company's underground mining method, known as long hole open stoping, drills blast holes between two levels, at around 10 metres between levels. The blast holes are then fired individually, breaking up the rock, which is recovered on the lower level.

The process is also mechanised, meaning less risk to mine personnel thereby increasing mine safety.

The Probable Ore Reserves stated in the latest report equates to over three years of gold production, at 100,000 ounces per year. This allows future mine planning to be done more accurately.

The report supports Citigold's Gold Production Plan to produce 250,000 ounces of gold per year, for thirty years.

CITIGOLD SOP'S MAINTAIN SAFETY AND EFFICIENCY

Citigold's Senior Geological Technician, Peter Taylor, said this week that the company's Standard Operating Procedures were an important means of maintaining mine safety and efficiency.

Mr Taylor said that Standard Operating Procedures (SOPs) are a major part of Citigold's accepted methods of risk assessment and management.



They structure the company's safety and efficiency procedures in a consistent manner across a broad spectrum of mining activities.

"You can't just trust that new personnel will be taught the correct ways of doing things by another staff member. Things need to be documented and structured in a standardised manner, which is what SOPs do," Mr Taylor said.

"Our SOPs ensure all staff members are adhering to accepted procedures and that training is being done correctly, uniformly and by experienced people," he said.

Citigold's SOPs are developed from a series of Job Safety Environmental Analyses (JSEAs). From these analyses, which illustrate the dangers and hazards present, SOPs are created. All personnel working to accepted SOPs should therefore be working more safely and efficiently.

If at any time a problem is identified, or if something else occurs that hasn't been covered by the SOP, another JSEA is completed, the appropriate SOP is reviewed and modifications are then made to the SOP incorporating the new risks or dangers highlighted by the new JSEA. The modified SOP is then circulated to all departments to be assessed, before it can be adopted.

The company's SOPs are first approved at departmental level. For example the Exploration Manager, Jim Morrison, approves exploration-related SOPs, on exploration, geological, drilling and related matters. Once approved by the relevant department, SOPs are again analysed at Site Safety Meetings, run by the Site Senior Executive.

To obtain final approval, all SOPs are sent to Citigold's Brisbane office, for sign off by the company's Chief Operating Officer.

SOPs are regularly reviewed, at least once a year. Some are updated more regularly, with the major reasons being situational changes based on new machinery or personnel, or as a result of the review process.

There are a variety of SOPs controlling Citigold's operations. Some Geology SOPs include taking samples from RC and diamond drill rigs, methods of rock chip and soil sampling and underground sampling from the face.

Citigold maintains a history register on all SOPs from their first development. These safety procedures are an integral part of mining legislation in Queensland.

PETER TAYLOR, AT THE FOREFRONT OF EXPLORATION

Citigold's Senior Geological Technician, Peter Taylor, said yesterday that his continuous employment in mine exploration over a 16 year period had placed him at the forefront of the exploration industry.

Mr Taylor's exploration employment has been constant since first entering the industry in 1989. Even during the quiet periods that saw many exploration

experts seeking different careers, his expertise was highly sought after.

"Now that the industry has taken off again, I'm at the forefront of exploration.

I have kept us with the legislative mining updates and exploration and mining developments that have occurred while other people have been away from the industry," he said



Mr Taylor initially began his exploration career at Mt Leyshon, a gold mine south of Charters Towers. In the early to mid 1990's, his work has included contract positions with Terra Search and fulltime employment in exploration throughout Queensland. Since then his career has been primarily focussed on gold exploration.

During his career, Mr Taylor has worked for around 40 different mining companies, including BHP Billiton and its subsidiaries. He has been employed as a Field Hand through to Senior Field Technician, before becoming a Senior Geological Technician. He has worked for Citigold since November 2001.

His current responsibilities with Citigold include maintaining the core storage and cutting facilities, as well as conducting monthly safety audits. He does core marking and measuring, orientating, specific gravity measuring, sampling, mapping, exploration drilling, database management and other duties.

Mr Taylor uses field sampling and 2D mapping to better target Citigold's gold-bearing quartz veins. Mr Taylor creates topographical and cadastral maps of the company's fieldwork areas, which include native title information. This ensures that Citigold samples the correct areas.

He has completed several industry-specific courses relating to mines rescue, vehicle accident rescue, fire suppression, open-circuit breathing apparatus and others. He has S1, S2 and S3 tickets and a Certificate IV in Workplace Assessment and Training, which certifies him as a workplace trainer.

Being a keen golfer, Mr Taylor is on the golf course weekends. He recently competed in the Queensland Mining Golf Tournament in Townsville. He was part of a four-member team that completed the course three under par, before handicaps were taken into account. Mr Taylor also won the long-drive competition on the eighth hole in the recent Charters Towers Mining Golf tournament.



Besides golf, Mr Taylor is a keen indoor cricket and volleyball enthusiast. As captain of the Warlords, he has led his indoor cricket team to victory several times, winning five out of the last seven finals in the local A-grade men's division.

GOLDEN FUTURE FOR GOLD PRICE

Some thoughts on the selling price of the product our mines will produce – gold metal.

Globally, the gold price outlook appears positive, showing signs of solid gains, with rising prices resulting from the current bull market.

Some gold analysts agree that by 2010, the price of gold may exceed $US725 an ounce, a price not seen since 1980.

A leading analyst believes the price of gold may reach $US850 an ounce in the medium term. The current soaring oil prices and resulting inflationary pressures may influence the value of gold and could see the precious metal reach this price within three years.

The major reasons for gold price increases include political threats, the security of gold, the weakening US dollar and the rising worldwide demand for gold, especially in countries like India and China.

While India remains the world's largest gold consumer, China is also riding a wave of economic growth. Its gold jewellery consumption rose by 11 per cent last year. An increase in that nation's consumption rate to 600 tonnes, within five years, would see it surpass India's 2004 gold jewellery consumption rate.

China is rapidly becoming a rich nation, with many Chinese saving around 20 per cent of their income. As their savings grow, they are likely to spend more money on gold jewellery. The Chinese government promotes the value of gold to its citizens, as a key avenue of storing wealth.


Gold Daily
600
550
500
450
400
350
300
US$ Price ($/oz)
A$ Price ($/oz)

World gold consumption grew in 2004, as economic growth in India, China and the United States

prompted increased demand and as some investors sought to hedge gold against a declining US dollar. World consumption grew to 2,725 tonnes in 2004, from around 2,500 tonnes in 2003.

Increases in global gold consumption are largely considered to be due to increased worldwide investment in gold, which often occurs when there are risks of currency depreciation. Increased inflation and a depreciating US dollar, in response to high US account deficits, are reportedly the key factors for recent gold price rises.

While global consumption is increasing, the world's gold production levels are in decline.

In times of trouble, such as recessions and wars, gold's value usually increases. No fiat currencies have retained their long term value like gold has.

Up until the mid 1970's when the gold price was floated, it had been illegal for private citizens to hold gold bullion in the USA and some other countries. Gold was often purchased from the mines by the banks and/or governments.

With the floating of the gold price and the freedom for people to buy and own bullion, the role of central banks is lessening and individuals can deal in gold direct.

Some countries which have previously suffered monetary debasement however now retain large gold reserves as a way of maintaining public confidence.

SHARE PURCHASE PLANS BENEFIT SHAREHOLDERS

Citigold's Managing Director, Mr Mark Lynch, said recently that taking up shares in the company's Share Purchase Plans provided a number of benefits to shareholders.

Mr Lynch said small shareholders with odd lots and non-marketable parcels could benefit from the Share Purchase Plans (SPP) by increasing their holdings to marketable levels. In the company's February 2005 offer, holders of less than 3,700 shares held non-marketable parcels, which could thus be topped up through the Plan.

Shares taken up through SPP's also don't attract brokerage fees, thereby saving shareholders money. Additionally, SPP shares are required to be offered at a discount to market price. Greater gains may therefore result if the share price subsequently rises. The SPP share price, set by Citigold's Board, is based on the five trading days prior to the record date.

Citigold, listed as CTO on the Australian Stock Exchange, utilises SPP's to raise working capital in a cost-effective manner. They are a useful capital raising tool, as they don't require a voluminous prospectus and are thus quicker, easier and less expensive to organise.

An SPP usually offers current shareholders up to $5000 worth of additional shares, at discount rates, within a 12 month period. These offers are made in accordance with the terms and conditions of the SPP.

The company has offered six SPP's since May 2002, usually on a six monthly basis. The company's SPP's have been well supported, with many shareholders taking up the regular offers. Citigold's July 2004 Plan was particularly successful, raising $2 million in working capital for the company.

In Citigold's February 2005 SPP, shareholders had the choice of four different share options at 12.5 cents per share. 40,000 shares were available for $5,000, 25,600 shares for $3,200, 16,000 shares for $2,000 or 4,000 shares for $500.

Shares offered under a SPP are required to be of the same class that have already been quoted on the ASX and only offered to people that already hold that class of shares.

The following statements apply in respect to the information in the report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*




NEWSLETTER


CiTi
corporation

Issue 8 7 September 2005

In this issue...

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

CITIGOLD'S YEARS OF ACHIEVEMENT


Citigold Corporation Ltd
Growth of Assets and Share Capital
in the 11 years 1994-2004
A$ millions
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Total Assets
Share Capital

Citigold's Chief Operating Officer, Australia, Chris Towsey, said yesterday that at June 2004, the company had accrued $64 million in gross assets, which mirrors its share capital and a 10 million ounce gold Mineral Resource.

Mr Towsey said that since Citigold listed on the Australian Stock Exchange in 1993 with a $5 million float, its assets have increased to $64 million and it has issued around $68 million worth of shares.

"This conversion rate has allowed us to preserve most of the shareholder's money whilst covering wages and consumables. Our market capitalisation has grown from $5 million to around $68 million, with our total market capitalisation reflecting actual assets," Mr Towsey said.

Mr Towsey observed that one major component absent from Citigold's asset valuations was a dollar figure attributable to its gold Mineral Resource.

"We have a 10 million ounce Inferred Mineral Resource, being 23 million tonnes at 14 grams per tonne of gold, but no dollar value has been assigned to this. Since the mining industry commonly values Inferred Resources at between $10 and $50 an ounce, the inclusion of this Resource in our assets may significantly increase their value," he said.

"It's difficult to value a company like ours. We don't often have earnings because we are still a developing company and our share capital is not classed as revenue, so we appear to run at a loss each year. In fact, we raise sufficient money to cover all our costs and aim to have a cash surplus," he noted.

Mr Towsey expects Citigold's assets to grow in 2005. He sees this as a good sign, believing development companies are doing well if their assets exceed 100% of raised capital.

Citigold is currently spending around $3 million a year maintaining $64 million worth of assets, which is only around 5 per cent. Much of this money is spent on employing qualified personnel to carry out the required environmental sampling procedures, as well as repairs and maintenance and keeping all the underground workings safe and dewatered.

CHANGE TO NEWSLETTER

The newsletter will now be published on a monthly basis with the next issue being October 1. It is envisaged the expanded newsletter will contain additional topics of interest to shareholders.



When Citigold commenced operations, it announced a 300,000 ounce Mineral Resource and by 1999, this had increased to 850,000 ounces. The Resource grew again to around 1 million ounces by 2003 and it has since risen to 10 million ounces in 2005.

In Citigold's recently published Probable Ore Reserve Report, it announced an 800,000 tonne Probable Reserve, at 13 grams per tonne of gold, containing 330,000 ounces of gold. This result provides the company with around 3 years of Reserves at a production rate of 100,000 ounces per year.


Citigold Corporation Limited
Growth of Share Capital and Market Capitalisation
in the 11 Years 1994-2004
90
80
70
60
50
40
30
20
10
0
Aus$ millions
1994
1995
2000
2001
2002
2003
2004
Year
Share Capital
Market Capital (A$mill)

Citigold's extended pre-production period is not unusual. Many Australian gold mines have had lead times of 7 to 10 years. The company has used this time to maximise the safety and efficiency of its operations, to ensure permits and mining leases were in place and to build its infrastructure.

Another of Citigold's achievements is the maintenance of a zero fatality rate and an extremely low injury rate during all its years of operation.

WARRIOR UPDATE

The Warrior decline is 299 metres from the portal. We are currently optimizing the mine grade blocks in order to finalise the detailed mine schedule in preparation for gold production. A grade block is a 25m x 10m underground section of ore interpolated from the company's extensive drill hole information



ENVIRONMENTAL MONITORING DEMONSTRATES AWARENESS

Citigold's Environmental Officer, Danielle Brazier is in charge of the company's ongoing environmental monitoring practices and ensures that all environmental concerns are effectively addressed in a timely manner.



Citigold's monitoring practices are based on its Environmental Policy to explore for and produce gold without harming its employees, the community, or the environment. Its environmental practices are monitored by the Environmental Protection Agency (EPA) and the Department of Natural Resources & Mines (DNRM).

The EPA conducts regular reviews, of the company's environmental management practices. These reviews ensure all rules and regulations, set out in the Environmental Authority to mine, are adhered to. The company passed another environmental review in April 2005.

Prior to gaining an Environmental Authority from the EPA for the company's mining leases, Citigold needed to provide the department with an Environmental Management Overview Strategy (EMOS).

Citigold's existing five year Environmental Authority, approved by the EPA, also governed its Plan of Operations. As part of this Plan, the company regularly conducts internal environmental assessments of areas disturbed by mining operations, to assess the level of rehabilitation required.

Citigold uses Transect Monitoring to assess the effectiveness of previously rehabilitated areas. Some of these areas are selected by the EPA for monitoring. The results are then monitored and used to produce a yearly report. The report documents how successfully each area has recovered post mining.

We also monitor and map undisturbed areas, known as background monitoring areas. The growth rates of grasses and shrubs, level of soil erosion and amount of leaf litter, or bio mass, collected on the ground are carefully recorded.

Rehabilitated sites are compared to background monitoring areas and are not available for stock grazing until they reach "acceptable criteria". Disturbed areas need to meet the same requirements as the background monitoring area for two consecutive years.



As part of its environmental program, Citigold monitors its tailings dam, the ground water from around its sites and any surface water released from its sites for contaminants. This is done under the guidelines set down by the EPA,

which also governs mining noise, vibration and dust.

The company's development of the Warrior Mine site, near Charters Towers is designed to comply with all the various regulations.

CITIGOLD'S SITE SENIOR EXECUTIVE MAXIMISES SAFETY AND EFFICIENCY



With over 28 years in the mining industry, Citigold's Site Senior Executive, Mr John Lynch, has used his advanced management, health and safety and mine operation skills to maximise the company's safety and operating efficiency.

Mr Lynch's broad experience in the construction and operation of gold processing plants has greatly assisted Citigold to streamline its Standard Operating Procedures. His role of maintaining compliance with Queensland Government mining regulations has further supported the company's operational goals.

As Citigold's Site Senior Executive (SSE), Mr Lynch ensures the company complies with the Queensland Mining Safety Quarry and Health Act and Queensland Mineral Resources Act, which govern health, safety and environmental issues within the mining industry. He regularly liaises with the corporate management in Brisbane on these matters.

Mr Lynch believes mining personnel should be fully trained in all health and safety, risk assessment and environmental management procedures. For this reason, they are required to attain several government-recognised certificates while at Citigold.

Prior to becoming the SSE, Mr Lynch said he had been a Plant Operator, Leading Hand, Purchasing Officer, Workshop Foreman, Workshop Manager and Maintenance Manager, in a variety of mining companies,

"As a Workshop Manager, I supervised the maintenance of a fleet of over 40 mining machines. I've gained a great deal of practical experience and I've operated everything from bulldozers, excavators and loaders to trucks, graders and Jumbo drill rigs.

Mr Lynch first moved to Charters Towers in 1976, where he has developed into a community leader. He held the role of Chairman of the local branch of the National Trust of Queensland for over 10 years. He joined the Trust in 1987 and had remained an active member until recently.

As Chairman, he was responsible for the management of five local historic landmarks and oversaw all property leasing and financial matters. The National Trust properties that are open and accessible to the public, include the Venus Battery, School of Mines, Lyell's Jewellery Shop, Bartlep's Building, Zara Clark Museum and Charters Towers Stock Exchange.



For the past 15 years, Mr Lynch has also been actively involved with the Charters Towers host Lion's Club. Although he recently retired as President, he remains a central figure in its numerous charitable activities.

Mr Lynch has done significant fundraising for the Lion's Club, in aid of the local community. He has organised Community Days, providing meals and entertainment for the aged, raised funds for the disabled and also run "learn-to-swim" programs for children.

Besides his community interests, Mr Lynch is an avid collector of Australian cedar furniture. He has d a collection comprising bookcases, tables, sideboards and duchesses. Australian cedar furniture is no longer being made. No two pieces are ever the same, since each has been handmade by craftsmen.

GOLD COUNCIL: POSITIVE OUTLOOK $5 BILLION INDUSTRY

The Australian Gold Council said recently that the continued support for its regular "Gold Prospects" retail investor days was a positive sign for Australia's $5 billion gold industry.

More than 400 prospective investors attended the most recent event held in Brisbane, Sydney and Melbourne in June, which the Australian Gold Council's CEO, Michael O'Neill, said was positive for the industry.



"There continues to be positive sentiment by retail investors toward the gold sector. Gold still holds a unique place in Australia's history and has the potential to provide a rich future for the country as well. It is a very international industry with a range of Australian companies exploring and mining across the globe," Mr O'Neill said.

The Australian Gold Council (AGC), established in 1998, aims to promote and improve the profile of the Australian gold industry. Through domestic and international promotional activities, the AGC aims to increase the profile of the Australian gold industry and to maximize its global awareness levels.

The AGC is a proactive industry campaigner, representing gold explorers, producers and industry suppliers. The Council, driven by member's requirements, remains committed to maximising public, governmental and investor understanding of the Australian gold industry's role and its valuable contribution to the Australian economy.

The AGC's objectives include seeking to further investment in gold companies listed on the Australian Stock Exchange, to develop education initiatives and to address gold-specific taxation issues, such as royalties, tariffs, financial reporting and regulation guidelines.

The Australian industry's commitment to environmental sustainability, indigenous employment and high levels of education and training are matters actively promoted.

Australia is a world leader in mining with its people, skills and technology being in great demand. The Australian gold industry remains a significant employer of labour in the resources sector.

Citigold's Chairman, Mr John Foley, is on the Board of Directors of the Australian Gold Council.

SHARE REGISTRY TECHNOLOGY ENSURES SECURITY

Citigold Corporation's share registrar, Computershare Investor Services Pty Ltd (Computershare), employs innovative technology to simplify, improve and validate selected shareholder transactions.

One of Computershare's objectives has been to fulfil shareholder requests at the first point of contact. To achieve this, individual shareholders with Issuer Sponsored accounts (eg holder identifier numbers prefixed with the letter 'I'), can notify the share registry about address changes by telephone (call 1300 552 270), instead of having to submit written notifications.

The new WAV file technology used by Computershare allows it to record all telephone calls and retain them as verbal authorisation tools. This technology also enables Computershare to ensure the security and protection of shareholder information.

Shareholders with Issuer Sponsored accounts can still submit written notification of shareholding changes to the company or the share registry. It is essential that any notification be signed by the shareholder and if there is more than one shareholder (eg joint holding), all parties must sign.

For CHESS holdings (eg holder identifier number prefixed with the letter "X") all changes need to be notified to the broker as it is the broker who makes the necessary changes on the CHESS system.

Other transactions conducted through the share registry include share transfers. Transfers, or on-market trades, are generally processed through brokers via the Clearing House Electronic Subregister System (CHESS).

Issuer Sponsored holdings, which result from share issues by the company, involve off-market transactions and are different to CHESS shareholdings

CHESS manages the settlement process, by providing all investors with the security of a centralised system, which simultaneously exchanges money for shares. By facilitating this process electronically, CHESS provides a service that is faster and more efficient than other alternatives. The cost of using CHESS is included in investor brokerage fees.

Downloadable forms covering such areas as holder amendments, replacement statements or deceased estate, are available on Computershare's website, **www.computershare.com**.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*




NEWSLETTER


CiTi
corporation

Issue 9 5 October 2005

In this issue:

Citigold's Assets Revalued

An independent valuation of Citigold Corporation's non-current assets was recently completed, with the overall value of the Charters Towers Gold Project increasing to $114 million as at 30 June 2005.

Mr Mark Lynch, the Managing Director of Citigold said "Citigold controls Queensland's largest and highest grade major goldfield. The Charters Towers gold project has a total Inferred Mineral Resource of 23 million tonnes at 14 g/t gold containing 10 million ounces at a cut-off of 3 m.g/t Au. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is an important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield".

Since formation of the company, Citigold has undertaken extensive exploration, research and development of the Charters Towers goldfield.

This required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, build the gold processing plant and tailings dam and obtain the necessary environmental and operating permits.

This investment is now represented in the net assets of the company. The increase of $56 million since 2004 followed a revaluation of the flagship Charters Towers Gold Project.

The non-current assets of Citigold Corporation were reviewed by independent consulting mining engineers. Their value has now been substantially upgraded in the accounts to 30th June 2005 resulting in an increase in the overall value of the Charters Towers Gold Project to $114 million.

This is a significant factor for Citigold, demonstrating Australia's richest major goldfield as an important asset for the company and its shareholders.



Four mines are planned to be developed, taking production to 250,000 ounces per year over a five year period.

Citigold Corporation Limited
ACN 060397177
ASX Code "CTO"
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia
Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820
Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE
Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contac Deanne Graham at dgraham@citigold.com



Warrior Update

As mentioned in last month's Warrior Update, Citigold was focusing on optimising the various mine grade blocks in order to finalise the detailed mining schedule in preparation for gold production. Since then, Citigold has successfully completed this work.



As a result and in an effort to maximise quality results, Citigold is currently prioritising access within the greater mine area whilst strategically maintaining specific focus on the higher grade regions. "The centre part of the current resource ore is higher grade gold, so we're planning on mining that first," says Citigold's General Manager, Engineering, Garry Foord.

Additionally, we have made progress with the Warrior decline currently reaching 332 metres from the portal. Work is continuing on a single shift basis in good ground conditions.

And finally, this month at the Warrior also sees the introduction of a new member of the Citigold team! In addition to Warrior's two 25 tonne trucks currently on site, a third haul truck, a later model Bell B30L, was recently acquired.

The decline is anticipated to reach the ore body at 950 metres length, which is 110 metres below the surface in April 2006. This will be followed by preparation work, including levels, ventilation, services and gold production.

Geological Mapping Techniques

One and a half centuries ago, a young English surveyor named William Smith originally developed the initial concept of geological mapping techniques as a device to solve problems in positioning and excavating cross-country canals. It was with this need in mind that saw the dawn of a new phase in mining.

As part of this issue's *Tech Talk* section, we decipher a crucial part of Citigold's mining process – geological mapping techniques. We talked with Citigold's Exploration Manager, Jim Morrison, at Charters Towers to unravel its technical complexities.

According to Mr Morrison, the primary purpose of geological mapping is to enable predictions to be made, based on facts, about the size, shape and grade of ore bodies. Geological mapping techniques are methods of measuring, recording and graphically summarising the relationships between various rock-types over a large area onto a single sheet of paper. The map is normally on a horizontal plane, however when mapping underground vertical sections are commonly used.

Citigold's procedures ensure geologists collect sufficiently detailed factual information in order to make the most accurate three-dimensional predictions of the mineralisation and geology, thus enabling drill holes to be precisely designed.

In field areas, the initial phase of geological mapping involves preparation of a base map either manually or by computer. At Citigold, these maps are prepared digitally and include Australian map-grid co-ordinates, mining tenements, and landholding boundaries. Other maps are also printed over the same area showing the results of Government geology mapping, aerial photographs, geophysical survey images, existing assay data and so on.

Once in the field, the next step involves pencilling onto the base map the locations of outcrops and 'float' of the various rock types. During this



process, rock-chip samples are collected for assaying.

It is also important to map out areas of alluvium and the main soil types as these may cover over buried extensions to lode structures.

Mr Morrison went on to explain that the nature of the cover determines what



exploration methods will be required to locate ore bodies.

When mapping underground, the measurement of the geotechnical rock strength properties is crucial.

Great attention is paid to mapping the frequency and relationships between joint sets and in locating areas of weak ground. "Systematic geological mapping is a key part of Citigold's Ground Control Management Plan. As with surface mapping, the lithologies are mapped in detail and all prospective rocks are sampled and assayed." Mr Morrison explained.



Once the mapping stage has been completed the data is permanently recorded onto a computer system, and samples are dispatched to assay laboratory.

Traditionally, mapping methods encompassed manual techniques with a chain or a pace-and-compass, grid mapping from surveyed grid pegs, plane tabling, and mapping onto topographic sheets. In recent years however, they have evolved to take advantage of the latest computer, laser and satellite survey technologies.

Despite the many technical advances the traditional geological hammer, field notebook, pencil and scale rule, sample bags and sample tickets books remain indispensable. The excellent work undertaken in the past by Geological Survey workers such as Robert Logan Jack, J H Reid and more recent geologists have also provided essential information. Their hard work and foresight that has provided us with the geological maps of lodes and outcrop long since destroyed by urban and other development.

"The geological mapping, both historical and by Company geologists, has been the base from which all the deposits worked by Citigold commenced. The ongoing geological mapping is enabling Citigold to generate new drilling targets and to prioritise their ranking," said Mr Morrison.

Citigold techniques ensure the accuracy and reliability of geological data that is fundamental to the delineation and estimation of its mineral deposits.

At present, Citigold tenements cover a vast area of over two hundred square kilometres. Excluding the main deposits beneath Charters Towers, there are almost two hundred known prospects within this area.

Citigold's Leading Gold Executive



As the Managing Director and Chief Executive Officer of one of Australia's dynamic and innovative gold resource companies, Citigold Corporation, life is an exciting challenge. His competitive background makes him well equipped for the task.

Having extensively travelled on business to many corners of the globe throughout his career, including the Europe, Middle East, Africa, China, Japan and USA, Mr Lynch, has emerged with a worldly outlook and an extensive knowledge of the complexities of the international market. With the vast majority of Australian gold production foreign owned understanding the international marketplace is essential. He has a mission of placing Australia's Citigold Corporation firmly on the map in terms of international gold mining stakes.

With a competitive mindset, an inspiring and energetic love for life, it's no surprise then that Mr Lynch's ultimate strategic vision is to competitively lead Citigold to become an international gold corporation and a major gold producer. " My strategic business plan to grow Citigold Corporation to a market capitalisation of A$1 billion as a fully integrated gold company" he says assuredly.

From his extensive mine site experience, " having worked hands-on building and operating crushing and leaching circuits of gold processing plants," over several years, Mr Lynch enjoys getting involved at all levels.

"I also want to help raise public community awareness and perception of the mining industry by 'connecting' at the grass roots level with people in population centres." This community approach led him to his role for several years as a Director of the Queensland Resources Council.

Mr Lynch's taste for all things gold was first introduced to him during his earlier years. In his youth he was a tireless achiever in sports of ice skating, winning numerous state and five national championships. He still retains qualification to judge to national senior gold test level. Achievements in another sport, power boat racing, saw him ultimately win a further two national titles and twice runner-up at the world championships. He certainly sets himself high standards.

The gold business is not just my passion, but is one which also runs in the family. One of three sons of Citigold's founding father, the late Mr James Joseph Lynch, he inherited his father's passion, drive and energy for redeveloping the giant Charters Towers goldfield and creating one of Australia's major gold resource companies.

In a style all his own, Mr Lynch attributes his success, past and future, to surrounding myself with good people, strategic planning, focus, determination and a "willingness to stick it out through the tough times, [whilst also] loving the challenge," that motivates him to continually strive for excellence.

Mr Lynch has guided the Citigold business to more than $100 million in asset value and he has a clear plan to grow Citigold further and unlock the enormous value of the gold assets for shareholders.

Making 9999 Gold

Confused by the different types of gold? Heard of the terminology '9999 (4 nines) gold' but aren't sure exactly what it means? For this month's *Did You Know* column, we interviewed both The Perth Mint and Australia's leading gold refiner, AGR Matthey, to undercover some of the mysteries surrounding the making of 9999 gold.

According to Roy Edmands, Manager, Treasury Operations at AGR Matthey, the labelling of 9999 gold refers to the percentage of gold present within a particular bullion. As measured according to its weight, this type of gold guarantees to contain a minimum percentage of 99.99 pure gold. Mr Edmands said that the remaining 0.01 per cent, also measured accordingly by weight, typically contains some natural impurities.



Photo: Courtesy of The Perth Mint

So why don't we commonly manufacture 100 per cent gold? According to Mr Edmands, 9999 gold is more practicable to produce. "It gets progressively more difficult and expensive to remove the impurities. There is no need to produce 100 per cent gold as 99.99 per cent is acceptable for most applications."

"As far as we are aware, 99.99 per cent gold is never found naturally," said Mr Edmands.

Instead, the rock and earth material mined within Australia as well as abroad is typically first concentrated into 'dore' bars by the mines. These semi refined bars typically may contain about 50 per cent gold, with the remaining components comprised of silver, copper, zinc, iron, platinum, and zinc.

These 'dore' gold ingots will be transported to a refinery where they will undergo a purifying process that will ultimately manufacture the material to its 99.99 per cent form. Following this, the purified gold is then prepared and sold to various manufacturers worldwide. As Mr Edmands said, "99.99 per cent gold kilo bars will then be sold overseas to jewellery manufacturers and some electronic manufacturers," though, "the metal will be used predominantly to manufacture jewellery."

In its refined state, Mr Edmands affirms that, 9999 gold is often too soft to be made directly into 99.99 per cent jewellery and other items, and is therefore an uncommon occurrence. Accordingly, "it will normally be alloyed down to either 75 per cent gold, equivalent to 18 ct gold, or 91.66 per cent gold, equivalent to 22 ct," said Mr Edmands. However, as measured and valued on the market, the price of one ounce of 99.99 per cent gold is almost equivalent to one contained ounce of gold, demonstrating its near-perfect form.

According to Veronica Maguire, General Manager Minted Products, The Perth

Mint, in addition to its principal use for jewellery making, this high quality form of gold is frequently used to produce investment bullion coins. Coins such as the Australian Nugget and Lunar gold coins are available in a range of eight different sizes including kilo, 10oz, 2oz, 1oz, 0.5oz, 0.25oz, 0.1oz, and 0.05oz. They are released by The Perth Mint and catering to investors' varied requirements. Additionally, the mint manufactures a diverse range of both collector and investment 9999 gold coins and medallions, offering them to leading coin and bullion dealers within Australia and overseas.

With the high demand for its purity, 9999 gold is regularly exported to overseas purchasers, jewellery manufacturers, and investors such as European banking corporations, coin dealers, bullion houses, and other precious metals customers. As Ms Maguire states, "for investment purposes, it is the purest format available and is sought after worldwide."

For jewellery and electronics manufacture, Asia is predominantly our largest consumer. The Australian Nugget and Lunar gold bullion coins are typically sold to a number of regions within Europe, as well as the United States, Russia, the Ukraine, Japan, China, Taiwan, Hong Kong, Singapore, and Estonia, once again proving the precious yellow metal as immensely popular and in high demand the world over.

Citigold's Personnel Site Induction

Citigold has extensive experience in leading and developing new recruits all the way to becoming experienced personnel. Through numerous years of management and team leading experience at the mine site, Citigold has strategically identified one key quality amongst new recruits that stands out above the rest, namely their ability to be self-motivated. Citigold values employees who are self-starters, people who don't need to be driven, but who drive us.

Citigold values its diverse range of personnel. Not simply restricted to people with prior experience, new recruits with minimal prior experience who demonstrate self-motivational qualities are also highly valued by Citigold. As new team members, each employee is given the opportunity to be trained extensively as part of Citigold's induction process. If they don't have the experience, we normally provide training in each respective field. Whilst some of the jobs require experience, because of the nature of the person we're employing, we're more than willing to train people to a position.

Citigold is committed to upholding professional standards through its detailed induction process. At present, the company provides two stages to the staff induction process. The initial stage, the general induction, requires all new employees, regardless of their respective fields of knowledge or expertise, to undergo training in general safety rules relevant to Citigold's mine site and other operating areas. As well as health and safety procedures, Citigold's extensive induction process focuses on a range of specific issues and areas including emergency procedures, risk assessment, environmental operations and procedures, company procedure and policy, and Queensland mining legislation.



Once the general induction stage has been completed, the second phase of the induction process involves department-specific training conducted by each of the respective department managers.

Citigold is a company that prioritises and values the needs and interests of its personnel, as well as upholding safety standards. The various second phases were developed from the direct contribution of Citigold's workers from within each department. Our various personnel have direct input into any training packages that are developed. Workers themselves review the procedures to see that

they are able to carry out the job safely, and identify the hazards and risks associated with the job so that they can be controlled and managed in a safe manner. Through a job safety and environmental analysis process, the various staff members' needs are identified to inform the basis for the development of the department's overall detailed risk assessment.

Company training is provided for contractors, mining & non-mining personnel, processing personnel, maintenance staff, geologists, and exploration experts, as well as others. Citigold is committed to the safety and security not only of their own staff members, but also site visitors. Even if you are a visitor to a particular department, say exploration, you would still be required to undertake an induction.




In maintaining a thorough and high standard amongst its new personnel, Citigold conducts inductions on a regular monthly basis. Current workers undergo refresher training at minimum twelve monthly intervals. To maximize the benefits of intensive and individualised training, each session encompasses a maximum of ten staff members. It can be anywhere between one to ten people, but ten is usually the maximum.

Recognising the need to ensure personnel reach a high level of competence, Citigold will review their progress at regular intervals. There's no pass or fail to an induction, we call it revision of knowledge. They have an understanding and a training module they can go through for machines for different jobs, and they have either 'competent' or 'not yet competent'. If they're not competent yet, they just keep going through the training under supervision, until they are then deemed competent by the trainer.

Comprising a detailed theory component, numerous video presentations, as well as a variety of practical and physical assessments are used. Once the induction process has been completed, Citigold's personnel are certainly accomplished and well-equipped to successfully complete a variety of tasks within strict safety and health regulations.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* **Mr Christopher Alan John Towsey**, *who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*


NEWSLETTER


CiTi
corporation

Issue 10 November 2005

In this issue:

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

Citigold's Exploration Potential

The Potential of the Charters Towers District

Citigold's Exploration Manager at Charters Towers, Mr Jim Morrison, has extensive experience and knowledge in leading and managing a team of geologists in identifying and ultimately unlocking the giant potential of the Charters Towers goldfields.

Being one of Citigold's leading experts on gold exploration, Mr Morrison has described the Charters Towers district and neighbouring areas as "rich in gold," with a past production of the region approximately 30 moz. The lucrative potential of the Charters Towers district and surrounding areas also boast fields that are rich in copper, lead and zinc. In addition Charters Towers is well known as a major cattle grazing & education centre in the state of Queensland, making the entire area one of considerable wealth.

Citigold is a leading exploration corporation with well established infrastructure and highly skilled mining personnel based in Charters Towers, along with current resources totalling approximately 10 million ounces. There is considerable potential for Citigold in exploring the area's natural resources and assets and developing deposits to their final production.

In the Charters Towers district, the number of known gold prospects currently comprises approximately seven hundred. Citigold holds a substantial proportion of these in exploration permits now covering in excess of 300 square kilometres. With some 200 known gold prospects falling on Citigold's exploration permits, this presents boundless opportunities for an increase in the company's future production levels and its overall asset value. Citigold's Chief Operating Officer, Mr Chris Towsey, says that with such vast and rich resources, Citigold plans to mine 6.8 million



Regional Surface Geology

ounces from four mines over the next thirty years. He adds that, "the surrounding prospects hold enormous potential for additional satellite mines to feed the central plant, and with this, we may also see further mines operating over the coming years."

Mr Morrison concurred, "Citigold has most of the best



prospects." He added that historically the Charters Towers mines produced an "estimated $900 million in dividends in today's dollars."

The Process of Exploration

Identifying the main prospect areas with the best potential for new gold and mineralisation requires a solid understanding of the formation of gold deposits, the geology, past production and the application of geophysics.

The identification process involves extensive geological mapping, geochemical sampling, geophysical surveys, assaying of rock-chip samples, and drilling to enable predictions to be made on the nature, size and shape of potential ore bodies.

Compilation of the various data then enables final resource estimations to be analysed which determines the final delineation of mineral deposits. Evaluation of the economic and financial costs involved in the project then follows and ultimately leads to the final development stage of the prospect areas.

The Process of Assaying

According to Mr Morrison, achieving the greatest results in realising Citigold's exploration potential requires a dedicated team of leading experts including geologists, geophysicist, geochemists, surveyors, field hands, and drillers as well as external contractors and consultants who apply their skill base at various stages of the project.

Citigold undertakes an extensive process of assaying samples. However what exactly is this? Mr Towsey stated, 'assaying' is a general term applied to the undertaking of chemical analysis. Originally, the term referred to a form of analysis using the fire assay method. This involved taking a sample of gold between of twenty-five and fifty grams which was heated with fluxes to exceedingly high temperatures, thus enabling the gold to be absorbed into lead pellets. The pellet was then vaporised to create a gold and silver bead. Once the silver was dissolved in nitric acid, this formed a gold metal sponge which was then measured and weighed accordingly and referred to as a 'gravimetric finish'. In the modern era however, Mr Towsey explained that analysis involves dissolving the entire bead in a mixture of acids, 'aqua regia'. The gold content is then analysed by what's called an atomic absorption spectrophotometer, a device invented in Australia in the 1960s by the CSIRO, and which now serves as a fast commercial analysis for gold as well as a range of other metal types.

Mr Towsey noted, analysing gold samples entails diverse methods for various types of samples. For example, stream sediment samples are often analysed in five kilogram amounts by a laboratory chemical extraction process where the gold particles are dissolved, extracted and analysed. On the other hand, rock chip and drill samples usually undergo a process of fire assaying. Mr Towsey stated that Citigold's "assay results cover a wide range from below the limit of detection to several thousand grams per tonne. Our current resources average 14 grams per tonne." These resources, he remarked, are double the amount required to conduct a profitable underground mining operation.

To date, Citigold has produced over 1500 significant drill assays and thousands of soil and rock chip samples. This past month specifically, Citigold has successfully mapped five different prospects, as well as attained some good gold assays, one specimen assaying at 156 g/t gold.

With its leading experts' work on such rich areas, our aim is to unlock the vast exploration potential of the Charters Towers goldfield for its growing base of shareholders.

Warrior Update

The current focus is on updating the access decline design. This design will access the Warrior resource at a deeper level to enable the higher grade areas to be mined first.

Citigold's General Manager, Engineering, Mr Garry Foord said, "we have progressed at the site with the Warrior's current underground face advance of the access decline reaching a total of 360 metres from the portal."

"Work has commenced on the third truck bay which will improve the productivity of loading operations."

Citigold also installed a pump station at the site to facilitate the removal of underground water.



Mr Jim Morrison conducting geotechnical mapping in the Warrior Decline

Eminent Geologist an Asset to Citigold



Mr Jim Morrison

He may share the same name as the 70s rock star, however Citigold's principal geologist, Mr Jim Morrison, is singing his own song as an invaluable and eminent expert in his field.

As the Exploration Manager of Citigold Corporation, Mr Morrison has an extensive and highly impressive background in geology with thirty-eight years of professional experience.

Mr Morrison has previously worked as part of a team "that found and delineated the Nepean and Mt. Keith nickel deposits in Western Australia, and another team that developed the Mt Leyshon gold orebody." With his numerous achievements since joining Citigold in 1999, Mr Morrison has proven to be an invaluable asset to the company in a range of different roles including Contract Geologist, Mine Manager and as Citigold's current Exploration Manager.

Mr Morrison's expertise is pivotal to Citigold's success as Australia's leading gold resource company. He is a tireless worker, whose day starts at 7am, he can often be seen working on site in either the Charters Towers office or in an underground location. With his diverse range of expertise, he holds a central role within the company's operations, including managing the geology department, employing and supervising geological employees and contractors, generating new high grade gold targets, and planning and conducting exploratory drilling programs.

Due to his extensive knowledge base, Mr Morrison additionally conducts underground mapping and sampling of prospective areas, resource estimation, development of technical and safety procedures, identification of prospective areas for acquisition of new mineral tenure, and manages the exploration tenements which currently comprise fourteen exploration permits covering over 300 square kilometres.

During his years with Citigold, Mr Morrison has, through sheer hard work and vision, been at the forefront of successfully increasing contained gold resources to an impressive ten million ounces, as well as quantified three dozen drilling programs aimed at delineating high grade ore. Mr Morrison's expertise has also seen him successfully implement four drilling programs which have generated significant gold intersections. But perhaps the singular accomplishment that remains above the rest is his geotechnical work at the Washington pit which ultimately resulted in saving Citigold over half a million dollars in development costs on the Warrior Decline by starting the decline inside the open pit thereby saving some 25 metres vertical depth and 170 metre horizontal development.

Always eager to embrace new challenges and experiences throughout his career, Mr Morrison says his motivation to establish himself in geology was initially sparked by an "interest in rocks, mines, and above all, the opportunity for a rewarding and varied career involving outdoor work." Mr Morrison recalls that bringing home rocks as a thirteen-year-old was a favourite past time. It was during "a school excursion to the mines on the west coast of Tasmania when I was sixteen," that had cemented his life-long career in becoming a leading geologist today.

It is due to this early spark that has seen him flourish in the areas of gold and base metal exploration, resource assessment, and project generation. During his high school years, he was fortunate to be exposed to excellent teachers who later became instrumental in shaping and influencing his chosen field of work. "I was very lucky at high school having some inspiring geography and geology teachers," he says. He also credits his family acquaintances who formed a crucial part in the formative years of his development.

Mr Morrison states adamantly, "[a]t the time, during the 1950s, the news was full of the great mineral discoveries being made at the time and I wanted to be a part of it." While he had at the time grown up in the urban sprawls of the city, and was faced with doubt about the longevity and practically of working as a geologist, he always had an innate instinct and a sense of self-assurance and determination instilled from an early age. "Although I was a city boy, I was fortunate enough through family friends to spend many school holidays on farms in central Victoria and southern NSW. My mother always encouraged me to take advantage of opportunities even though her friends were asking questions like, 'Where would a geologist get work?" he says proudly.

Holding a Fellowship Diploma in Geology from the Royal Melbourne Institute of

Technology, a Diploma in Mineral Exploration from Imperial College of Science and Technology in London, and a Master of Science degree from the University of London, as well as a long list of technical courses and credentials to add to his name, Mr Morrison has certainly come full circle. It's clear from what started as a glimmer of inspiration from his school teachers through to weaving his own golden path, Mr Morrison's career has decidedly seen him crystallise into an inspiration in his own right.

In addition to his distinguished career with Citigold, and proving himself as an exceptional individual, Mr Morrison has been an active member of the North Queensland chapter of the Australasian Institute of Mining and Metallurgy over the past fourteen years, assisting with organising various conferences, technical lectures, camps and social functions. He has recently held a position on the Queensland committee of the Australian Institute of Geoscientists, and additionally, and been a long-time member of the Anglican Church with various roles as secretary to numerous parishes. It's no surprise then, that Mr Morrison's unsurpassed diligence and drive throughout the years have recently seen him elected to a highly coveted position on the Board of the Economic Geology Research Unit at James Cook University.

When asked about the keys to his success, Mr Morrison says his numerous achievements have been attributed to his perseverance and close attention to detail. It is with these qualities in mind that will undoubtedly hold him in great stead in his fundamental goal of "delineating new high grade ore shoots similar to the historically mined ones which the goldfield is famous for, ultimately producing highly profitable mining operations."

In detailing the highlights of his various roles and experiences with Citigold, there's one thing that stands out for Mr Morrison: "Being part of a team working towards the redevelopment of the Charters Towers goldfield," he says assuredly. Mr Morrison's experiences with Citigold have been enriched by, "my appreciation of the perseverance and foresight of the shareholders and directors of the company in recognising funding and working towards unlocking the great potential of the Charters Towers goldfield."

While Mr Morrison asserts that working in the field of mining is, "one of the areas where a geologist can really make a difference, creating jobs and wealth for the whole community," I get the impression he's well and truly made his own mark on the field.

Historical Mining Methods at Charters Towers

Are you familiar with the history and development of mining at Charters Towers? Not sure how initial mining techniques originated? As part of this issue's *Mine Site* section, we delve into an important component of the Charters Towers goldfield's mining process – historical mining methods. We spoke with Citigold's General Manager, Engineering, Garry Foord, to gain insight into the pioneering work of mining's forefathers.

Only a short ninety minute drive from Townsville, Charters Towers is renowned today as an historic gold mining town alive with original heritage. But how did mining originate in Charters Towers? According to Mr Foord, the process of mining, particularly gold mining, has been practised throughout the world for thousands of years and was first introduced to Australia in the early years of settlement.



Brilliant and St. George Mine, Charters Towers – Single Handed Drilling

During the second half of the nineteenth century, on an expedition to locate some missing horses, a young indigenous boy named Jupiter Mossman accidentally stumbled across a bright glimmer of gold nestled in a nearby stream at the base of Towers Hill. It was 1871, a pivotal year that marked the beginning of an era of gold discovery in the greater Charters Towers area. This find not only quickly placed Charters Towers firmly on the map in terms of lucrative gold mining prospects, but in the process, established it as a world-class district as Australia's richest major gold field.



With this initial discovery, the area soon flooded with early miners travelling across vast distances, and creating one of Australia's major historical gold rushes of the early era. As Mr Foord says, "[a] major gold rush soon began and after the easily won gold on the surface was



The Day Dawn Stamp Battery 1901

found, the early miners started following the quartz reefs underground." By 1898, the Charters Towers district was producing more than 300,000 ounces of gold per annum, establishing it as "the premier goldfield in Australia for many years." At the time the district also became the second largest town in Queensland, behind Brisbane, with a population exceeding 26,000.

Mr Foord explains that mining procedures enable the intricate removal of precious gold metals from their natural state as embedded within quartz reefs. Creating underground tunnels in strategic locations enables maximum access to the quartz in preparation for its final stage of being transported to the surface.

So how were early mining methods practised at Charters Towers? With the advent of the new rich township of Charters Towers, early gold mining practices involved similar methods to those being conducted at the time in other goldfields with quartz reefs. As Mr Foord explains, "the quartz reefs cover a wide area, and many mining leases were established over each reef. It was common for a vertical or inclined shaft to be excavated at one end of the lease to intersect the reef as close to that end to allow for future mining along the reef."

Traditionally, early mining methods encompassed manual labour techniques with the utilisation of simple tools. Mr Foord states that, "the early miners did not have access to the sorts of technology we take for granted today. Manual labour was the principal source of power, and basic tools were generally used."

At Charters Towers the removal of quartz reefs universally involved an overhand stoping method. Early miners commonly created holes for explosives in the very strong granite rock which involved a process of hand-hammering a series of chisel-pointed steels.

Once sufficient holes were created in the quartz ore through these 'drilling' procedures, the quartz rock was fractured with the assistance of explosives. As the width of the quartz reefs was usually smaller than the width of space required for miners to conduct their work, some waste rock was additionally removed to provide a base for the miners to work.

While underground, the large gold quartz blocks were loaded either by hand or shovel onto wheelbarrows or rail-mounted cars where they were eventually pushed by hand to the shaft for haulage to the mine's surface.

It was during these early years that timber was regarded as a valuable resource enabling miners to conduct their work. Such early miners utilised a large supply of timber as props to provide structural support for the creation of shafts and vertical travel tunnels. This also enabled extra support for securing the potentially weak areas of the rock roof.

The ore was transported to the surface by winding machines using steam engines to haul the ore up through the vertical or inclined shafts in ore carts containing about



Nº3 Shaft
Collar 985 ft above Sea Level
Datum Line 1400 ft below collar Nº3 Shaft
Feet
1400
1500
1600
1700
1800
1900
X-Cut V.D 1425'
Nº4 Level
Brilliant
Nº2 Level
Lode
Nº3 Level
Cross-Cut V.D.1585
Cross-Cut
Level
Nº2 Underlie Shaft
Fissure
Nº4 (main) Underlie
X-Cut V.D.1785
Brilliant
Nº1 Level V.D.1784
Shaft
Nº2 Level V.D.1840'
Footwall
Nº3 Level V.D.1888'
Nº4 Level

Section displaying how vertical and inclined shafts intersected the quartz reefs (From Reid, 1917)

250kg of rock ore. A lot of timber was used as fuel for these steam engines. The straight timbers went underground into the mine and the other timbers were used to feed the boilers.



Tramming by hand

The treatment plant consisted of multi head stampers that pulverise the rock into sand that was then washed over mercury tables to recover the gravity or free gold. The slimes or residues were than subject to cyanidation process which came to Charters Towers after 1892.

It was these nineteenth century manual mining methods at Charters Towers that pioneered the evolution of our modern mining methods.

Citigold's 2005 Annual General Meeting

It's that time of the year again when shareholders and directors attend Citigold Corporation's Annual General Meeting. On 28 November, Citigold's directors, executive members, staff and shareholders will meet with one another.

Citigold's Annual General Meeting (AGM) has traditionally been held in Sydney. Citigold now has shareholders in all States of Australia as well as internationally. Over the years there have been many requests to hold in meeting in the "home State" of Queensland.

The growth & diversification of our shareholders has provided an opportunity to hold the meeting in various cities around Australia commencing in Brisbane.

This year's twelfth annual meeting will be held in Brisbane at the Endeavour 1 Room, Christie Centre, 320 Adelaide Street Brisbane. The venue is ideally situated in the heart of Brisbane's CBD, is easily accessible by public transport & is in close proximity to the airport. Parking is also available in Adelaide and Elizabeth Streets.

With increased shareholder interest in the company and its progress, it is expected that the AGM will be well attended.

The formal agenda items for discussion will consist of receiving the financial statements and annual report, receiving the remuneration report, the election of Citigold Chairman, Mr John Foley, and the authorisation of a possible future share issue.



Presentations will also be made by Citigold's Chief Executive Officer and Managing Director, Mr Mark Lynch, and Chief Operating Officer, Mr Chris Towsey. Citigold encourages you to join fellow shareholders for an in-depth update on Citigold's recent activities and to share in the company's progress to date. We welcome your presence and participation at this year's AGM.

For more information on Citigold Corporation's 2005 Annual General Meeting please visit our website: www.citigold.com or phone (07) 3870-8000.




NEWSLETTER


CiTi
corporation

Issue 11 9 December 2005

In this issue:

Citigold's 2005 Annual General Meeting Roundup

On Monday, 28 November, Citigold's Annual General Meeting (AGM) took place at the Christie Centre in the heart of Brisbane's CBD. Shareholders, directors, executive members, staff and guests converged on the city for Citigold's twelfth annual meeting.



Dr Peter Blood, Mr John Foley, and Mr Mark Lynch

For the past eleven years, Citigold's AGM has been held in Sydney. However the 2005 meeting in Brisbane, Queensland proved a success, with approximately sixty shareholders and guests arriving from Charters Towers, Perth, Melbourne, Canberra and Sydney, as well as Brisbane and Gold Coast to attend the AGM.

In attendance were Citigold's directors Mr John Foley, Dr Peter Blood and Mr Mark Lynch, the Company Secretary, Mrs Roslynn Shand, the Chief Operating Officer, Mr Chris Towsey, and General Manager, Engineering, Mr Garry Foord. This yearly event held in Citigold's 'home state', presented the opportunity for Citigold Corporation to showcase its numerous achievements throughout the last financial year and for shareholders to contribute their views on the progress of the company.

However, it was duly noted that there was one significant person absent for the first time this year, Citigold's 'Founding Father', Mr Jim Lynch. In a special tribute, the meeting's Chairman, Mr John Foley, said that he would personally like to, "acknowledge Jim Lynch's vision and passion for Charters Towers and the company's projects."

The event's first presentation was given by Mr Chris Towsey. As the company's Chief Operating Officer, Mr Towsey, an eminent geologist, provided an extensive update on the company's various activities and an overview of the annual report. Mr Towsey covered three main points at the meeting: (a) the company's growth including our key milestones achieved over the past twelve months; (b) share price growth and the subsequent returns to shareholders; and (c) an overview of the director's and executive's remuneration report relative to the overall industry averages.

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com





Mr Chris Towsey

During the 2004 – 2005 financial year, Mr Towsey said that Citigold had set and achieved a number of goals, "most importantly, being the ten-fold growth in the gold resources of the project from one million ounces to ten million ounces." He added, "we have increased the reserves ten-fold as well to 330,000 ounces, which provides us with approximately three years worth of production at 100,000 ounces per year." Along with these achievements, he also outlined how Citigold has successfully doubled its assets for the company from $62 million to $114 million, with net assets for the company currently standing at $106 million in comparison with only $50 million last year. This demonstrates the hard work, vision and dedication of Citigold's directors and staff. The company has overcome some common obstacles and achieved important milestones, representing key highlights of the company's history to date. Mr Towsey stated, "that means we've made significant progress throughout the year positioning the company to finance its projects and ensuring that its future is guaranteed."

Up to 30 June 2005, the current market capitalisation of the company was between $60-$65 million, depending on the share price. Additional features referred to by Mr Towsey in his address included the raising of $5.2 million dollars in capital this year; to further progress with the Warrior mine; a zero injury and environmental incident rate; and cash and receivables at 30 June of $2.95 million dollars. These present key achievements for a company of Citigold's stature and places us in good stead for our collective future.

Mr Towsey also provided an outline of the company's 2005 expenditure report, with such information in his presentation being available on the company's website.

Over the last five years, the share price has increased by sixty-two per cent and as Mr Towsey remarked, "in the same period of the time, the ASX's top two hundred companies index has improved by only forty per cent,". For a more immediate insight into the company's performance and over the last six months in particular, there has been a twenty-three per cent increase in the Citigold share price compared with the ASX top two hundred companies index comprising an increase of only twelve per cent. "Whether you're looking at long-term over five years or short-term over six months, Citigold's share prices have outperformed the ASX top two hundred companies index," said Mr Towsey.

When considering investment returns for shareholders, Citigold's convertible notes averaged a return of 12.3 per cent in this last financial year.

Over the last twelve months, the company's convertible notes (ASX code "CTOG'), whilst currently trading at forty cents, were in most cases when trading occurred, exceeding the forty cent mark with rates as high as forty-two and forty-three cents.

The share purchase plans have given a substantially higher average increase of thirty-six per cent during the last three years and, as Mr Towsey explains, "if you had invested in the share purchase plans over that period of time, you would have obtained a significant return on investments."

Our share price patterns have broadly exhibited very similar trends to other gold mining companies.

Investment returns to shareholders

- Convertible Notes paid 12.3% pa
- Share Purchase Plans
  - Increased 36% over 3.3 years
  - Increased 8% in 2005

prices at 1 July 2005

13

In comparing Citigold's Director and Executives' remuneration with twenty-four resources companies throughout Australia, comprising 122 Director's fees capped at one million dollars, Mr Towsey demonstrated that the salaries for Citigold's directors were average, for the Chief Executive Officer, slightly below average and for the Chief Operating Officer, Head of mine site , Head of exploration and the Company Secretary in the lowest twenty-five percentile, with most of the company's senior officers' salaries in the bottom ten per cent of the industry.

The second presentation by Citigold's General Manager, Engineering, Mr Garry Foord demonstrated how the Warrior mine had made progress over the year with the current position of the decline at 366 metres from the portal, and in good ground.

In order to accelerate production at the site, Citigold has embarked on some equipment purchases during the year including, a twin-boom development drill and an additional truck to assist the cycle times of the decline development.


DECLINE DEVELOPMENT
Planned decline
Annual General Meeting 2005
Garry Foord

Warrior planned access decline

Within the next twelve months at the Warrior, Mr Foord said that Citigold will, "be completing the decline, installing some major ventilation, and a second means of egress from the mine as part of our statutory requirement." He added, that in identifying our resource as containing 200,000 tonnes of ore with approximately 40,000 ounces of gold, "we'll also be recommissioning our gold production plant and, producing gold from the mine."

As the Warrior enables Citigold to obtain "a lot more ounces per linear metre of stoping" than perhaps other less wide resources, the current plan is to produce gold at the Warrior for A$380 per ounce based on previous costs at Charters Towers. It is expected that the Warrior will produce 40,000 ounces of gold per year when the mine is at its full scale production level.

Whilst outlining a detailed plan for gold production at the Warrior next year, Mr Foord said that with planning, hard work, examination and preparation, we are positioning ourselves well for gold production in the mine. With the first pour of gold from the Warrior mine scheduled for June 2006, "we're looking forward to the next year at the Warrior gold mine."


800
810
820
426100E
G
426075E
H
426050E
I
426000E
J
425975E

The above graph represents the Warrior Gold Mine mining block diagram
Legend:
Blue = tonnes
Orange = grams per tonne
Black = number of ounces
Brown = width
Green = $ dollar value

The final presentation by Citigold's Managing Director, Mr Mark Lynch, provided shareholders with an overview of his future strategic direction for the company. He affirmed, "2005 was a good year for Citigold and 2006 is going to be an even better year, which will include gold production at the Warrior mine." With such a strong and solid foundation for strategic planning Citigold has the potential to become a corporation with a $1 billion market capitalisation.

"We have the ability, we have the assets, we have the mindset and determination," he said. Our high-grade gold resource will underpin the long-term sustainable value for Citigold shareholders," Mr Lynch said.

With a ten million ounce gold resource, Mr Lynch said this places us as the fourth largest Australian owned gold resource and Queensland's largest. "We have also doubled the company's assets". "Citigold has achieved much in 2005 and we have a very bright future, indeed," he outlined.

Mr Lynch explained that Citigold has used economical and efficient expenditure methods over the course of developing our project. "Funding of the project will be done in a way that adds true value to the company and all its shareholders. This includes shareholders who have been with us for many years and those who have recently joined. I personally have an interest to fund the project in a form that benefits all shareholders," he said.

According to Mr Lynch, the development of the project currently includes four mines. As the 10 million ounce gold resource is only confined within some of the overall two hundred square kilometre area, this represents only part of our greater potential.

"So the possible indicated value from this is that the tenements are worth substantially more." In closing, Mr Lynch expressed his confidence that, "we have a fantastic gold deposit, and it will be realised to the benefit of the shareholders."

Moving on to the formal business of the annual meeting, three resolutions were considered.



Citigold shareholders at the 2005 Annual General Meeting

The first resolution concerned the re-election of Mr John Foley and this was passed on a show of hands. Mr Foley was initially appointed as a director of the company on 2 July 1993 and has over thirty years of experience in the gold mining industry. His ultimate goal is to "establish Citigold as a major gold producer."

Resolution two concerned shareholder authorisation to issue fifty million ordinary shares and this was passed on a show of hands.

Resolution three concerned the approval of the remuneration report which was passed on a show of hands.

Additionally, all the resolutions had proxy support with over 90 per cent in favour of the resolutions from the total proxies received.

In closing the meeting, the Chairman, Mr John Foley thanked his fellow directors and company staff for their hard work and dedication throughout 2005. He also expressed his thanks to shareholders for their continued support and loyalty.

Citigold has always had good attendance at its Annual General Meetings and actively encourages shareholder feedback.

Warrior Update



Citigold's recent haul truck

This month at Citigold we have embarked on a number of tasks. As mentioned in last month's Warrior Update, Citigold was focusing on updating the access decline design to enable higher grade areas to take precedence over other areas in the mining phase.

Since November, Citigold has, with the expertise of its leading geologists, commenced its strategic verification work on this process in preparation for maximising final gold production results. "As part of the requisite preparation work, we often revise the plans when information comes in or a decision is made about the best and most beneficial way to do things," says Citigold's General Manager, Engineering, Mr Garry Foord. This design stage is progressing well.

In an effort to maintain low operating costs, prior to the launch of the Warrior's development, Citigold had conducted major research into the various mining options available. We have consequently elected to work on the decline method rather than other techniques such as an open pit or a vertical shaft. Mr Foord says, "we always do these comparisons to work out which is the best method." The major disadvantage of working with an open pit is that, "to progress at the necessary depth, not only are the gold ore bodies to be mined, but an open pit additionally requires mining to be conducted on a lot of barren rock that intrinsically has no value," Mr Foord explains.

"As the Warrior ore is located at a significantly deeper level than most open pit mines, Citigold's experts have concluded that the decline is decidedly the best method to adopt for our purposes." A vertical shaft, on the other hand, whilst it has the potential to be beneficial for the process of hauling rock, is actually a more costly production involving the additional purchase of equipment such as a winder and a head frame. Mr Foord says that ultimately, "due to these reasons we've selected the decline.

As a result, this presents the underground mining and the decline access as the lowest total cost option, with the critical benefit resulting in reduced costs for Citigold shareholders."

During this past month we have made some progress with the Warrior's current decline reaching a total of 366 metres from the portal and continuing on a single shift basis.

We are also presently in the process of upgrading our computer equipment and systems, which will facilitate improved data management at the site.

Furthermore, we have completed some additional work at the Warrior by implementing the third truck bay in the decline, which will maximise further access for the loading of ore.

Finally, Mr Foord reports that at its current rate the Warrior gold mine is progressing with production levels scheduled to produce gold resources at a rate of 40,000 ounces per annum, equivalent to approximately 3300 ounces per month, over an expected mine life of ten years.



Citigold's Overseas Gold Marketer



Mr Manan Desai

He may be oceans away from Citigold's headquarters in Brisbane, Australia, however Citigold's overseas gold marketing expert, Mr Manan Desai, is making waves on Australia's shores.

As the Chief Operating Officer, Middle East and Indian Subcontinent, Mr Desai has a vast and remarkable marketing background in the gold, diamond and trade industries. He has accumulated a wealth of knowledge and expertise during his twenty-four years of professional experience throughout the Middle East, Europe and Africa.

The United Arab Emirates' has close proximity to India, and is the largest consumer of gold worldwide. Dubai is considered the largest mover of physical gold in the world. Setting up an office in Dubai always made perfect sense, offering a highly lucrative business environment for conducting trade. Working from Citigold's international office located in the hub of the Gold & Diamond Park in the "City of Gold", Mr Desai is certainly well versed in all aspects of gold and marketing and has, throughout the years, emerged as a prominent leader amongst his colleagues.

He has previously worked as part of a large team comprising the World Gold Council which, "created and formed the Dubai Gold & Jewellery Group, an association of over four hundred jewellery retailers in Dubai." As a manager of the Gold & Diamond Park, he formerly established the jewellery manufacturing sector into an organised single facility consisting of over one hundred and eighteen manufacturing units including, assayers, refinery, gold and diamond jewellery manufacturers, with over forty different retailers, promoting their products to local and tourist populations.



Citigold's Dubai Office

However, it is perhaps his roles and responsibilities at Citigold's Middle East and Indian Sub continent, which have demonstrated his expertise in marketing and in making valuable contacts with external agents and corporations.

Mr Desai has, from the beginning, had his sights set on, "securing Citigold's recognition, awareness and credibility in the Middle East region and India as Australia's richest major goldfield." His work has been central to Citigold's stature and positioning in the international arena, and his unwavering focus is on, "creating an identity and giving shape to a distinct brand image for Citigold, with the ultimate aim of significantly increasing our shareholder base."

During his short time with the company, Mr Desai's expertise has already enabled him to single-handedly strengthen key contacts with some of the United Arab Emirates and Indian transnational corporations, linking the company with the region's heads of industries and its largest consumers of gold.

But perhaps his greatest achievement is his allegiance work with India's burgeoning Bollywood film industry. Taking the initiative to approach the producers of India's largest and most powerful television and media company, Zee Telefilms, with the notion that, "Citigold believes in awarding excellence in gold," Mr Desai was at the forefront of successfully securing a major deal with Zee Films through sponsoring the Zee Cine Awards in Dubai. These awards are a highly regarded and prestigious ceremony that in India and Dubai equals that of Hollywood's Academy Awards. Through producing and supplying custom manufactured trophies incorporating 24 carat gold at the event – a historical first - and gaining unparalleled exposure to millions of viewers and potential investors, this milestone propelled Citigold into the prime media spotlight. It is thanks to Mr Desai's initial strategic foresight followed with hard work that has resulted in this achievement.

According to Mr Desai , Australia's Consul General to the UAE, a guest of honour at the event, remarked that no other Australian company has received such recognition in such a short timeframe as Citigold.

Having originally emerged from the heart of Central India's Gujari business community, gold has always been in Mr Desai's blood.

Holding a Diploma in Commerce, and a Master of Business



Administration majoring in marketing from India and the United Kingdom, and earning the Maratha Chamber of Commerce Award as the Youngest Entrepreneur Exporter from the Government of India amongst his list of credentials, Mr Desai's career began in his role as a young merchant exporter in India. But wanting to experience more, his trade ambitions took him further afield.

While highlighting his experiences so far, Mr Desai says working with Citigold "has provided me with job satisfaction, prestige, and honour along with team support in working towards achieving our goal of extracting gold from our mines and producing it into a world-class brand." But while he says this, perhaps it is his closing words expressing his underlying belief that "gold is the perfect investment, Citigold is the perfect partner," that spurs him further towards achieving excellence.

Charters Towers Stock Exchange

Have you wondered about the history of gold's significance in the mining town of Charters Towers? Heard of the historical Charters Towers Stock Exchange but aren't sure exactly how it was established and became a thriving epicentre of vast economic growth?

As part of this month's *Did You Know* column, we take an in-depth look at the historical development of one of Queensland's most significant and vital institutions during its early phases of settlement – the Charters Towers Stock Exchange.

We talked with Citigold's Senior Site Executive, Mr John Lynch, at Charters Towers, and stepped back in time to discover the history of the Stock Exchange. For over 10 years John was Chairman of the Charters Towers Branch of the National Trust of Queensland, who own the actual Stock Exchange Building.



The Stock Exchange in the late nineteenth

Following from last month's coverage of the initial discovery and history of the development of mining at Charters Towers in the article 'Historical Mining Methods at Charters Towers', this month we continue with this theme by uncovering the city's most prominent and perhaps emblematic institution of its heyday. In doing so, we discuss a vital component of the area's history which continues to shape the historic character of the notable township in the twenty-first century.

Today, Charters Towers, located in far-north Queensland, is well known as one of the state's few regional towns animated with its original Victorian-style heritage.

Housing more heritage-listed establishments than any other town or city in the northern state and with grand buildings such as the Stock Exchange Arcade, the Post Office, and the Bank of Commerce to name but a few, as currently listed by the National Trust of Queensland, Charters Towers' aesthetic streetscape is largely dominated by nineteenth century-old buildings constructed with exquisite European-inspired architecture. To this day, they showcase the opulence of the golden settlement era as a symbolic representation of the influence and wealth of gold in the area.

But what significance did the Charters Towers Stock Exchange hold in the nineteenth century? And what did this mean in terms of gold production and wealth for its investors?

In approximately 1886, samples of ore bodies were extracted straight from the rich Charters Towers gold fields, and shipped across the other side of the world, to the Colonial and Indian Exhibition in London. Daily demonstrations of ore crushing showcased the Queensland metal as a solid and lucrative investment

This was accelerated with the publishing of a prospectus in *The Times* newspaper in London dated 30 October of the same year, inviting investors to purchase up to sixty thousand shares at one pound per share. In doing so, this attracted floods of overseas investors and entrepreneurs to invest in the prosperous resources of the district. According to Mr Lynch, such international interest presented the future development of Charters Towers' gold mines with total investments comprising a staggering thirty-five million pounds, equivalent to approximately A$350 million in today's dollars, and establishing Charters Towers as Australia's

premier and an internationally noted goldfield for a number of years.

According to Mr Lynch, the Charters Towers Stock Exchange Arcade was built in 1888 by Sydney architect, Mr Mark Cooper Day, on behalf of early settler and site owner, Mr Alexander Malcolm. Known then as the Royal Arcade, the building, one of the state's earliest arcades, housed various shops and offices. Situated in the heart of the burgeoning activity of the local population, it was considered as the town's major shopping precinct.

However, it was not long before the Royal Arcade's business started to slow down and eventually ground to a halt. Constructed predominantly from timber, the physical building itself soon became unfit for trade and, within a mere two years from its original establishment, was deemed as financially unviable, and leading to its consequential closure.

The initial discovery of gold in the greater Charters Towers area was followed by the peak mass migration of thirty thousand miners and investors together with their international investments from various corners of the globe converging on Queensland's "most important gold field." They were seeking a piece of the enormous fortune during the height of one of Australia's major historical gold rushes of the early era, due to the extraordinary amounts of gold discovered and the consequent enormous wealth generated from the local mines.

By 1890 local stock brokers took possession of the Royal Arcade property, and re-established the building as a central hub for gold-mining investment and trade purposes. This renewed interest heralded the formative stages of what came to be known as the headquarters of the Charters Towers Stock Exchange. As Mr Lynch says, "They [the stock brokers] themselves took possession and they identified raising funds for these mines as a considerable concern, and in recognising this,



Inside view of the Stock Exchange Arcade today

they realised they needed a stock exchange, so they floated the Charters Towers Stock Exchange as such with the appropriate government licenses. The new premises enabled the directors of the exchange to meet regularly, and in establishing an assay office on the property, they were also able to assay the local gold."

In comparison to this, Mr Lynch adds, "Gympie had a stock exchange as well, but it didn't continue for any length of time, whereas Charters Towers did … the Charters Towers Stock Exchange exceeded Gympie in production and wealth." Although the Charters Towers Stock Exchange was incomparable to the world-renowned Wall Street exchange, it boasted as one of only two regional stock exchanges situated outside a major capital city - both located on goldfields - and as the singular exchange which consistently held three calls per day – morning, afternoon, and midnight - for the posting of share prices. "They had a call at midnight that used to match the New York Stock Exchange. There were other exchanges in Kalgoorlie and Gympie which had only two calls per day instead."

So why exactly was the Charters Towers exchange more successful than the others? Mr Lynch says that the factors which motivated the longevity of the Charters Towers exchange at the time were due to "the wealth of the field, and the commitment of the people behind the exchange … they made it more professional, invested money into it, and consequently gained more exposure."

As Mr Lynch explains the stock brokers had committed themselves to generating as much public interest as possible. "They used to call Friday night 'People's Night' and they opened the floor of the exchange to the public, enabling the public to be physically present while the trading of shares took place," he says. "At the time, that was unheard of and wasn't conducted anywhere else."

So what sort of wealth was generated in the field? According to Mr Lynch, the amount of wealth was "mind blowing." He says that "a lot of the share brokerage was conducted by the different share brokers and bullion merchants around town. You could buy a share for ten shillings, and during the boom period, that initial ten shilling investment would return ten pounds within only five short years. It was a considerable return," he explains. With a

population exceeding some twenty-five thousand, the gold fields reached their gold production peak in approximately 1899. Throughout its life-span from 1872 to 1912, it has been estimated that gold production from the Charters Towers mines produced in excess of 6.6 million ounces of gold worth more than $4 billion today, representing the largest gold producing field in Queensland, and comprising thirty-six per cent of the state's total gold production.

At the time, whilst the town's mining wealth and resources successfully lured thousands of workers from diverse regions throughout the globe including, England, China, Germany, Ireland, and Scotland amongst many others, and calling the region their home, the greater Charters Towers area, a self-sufficient cosmopolitan town with sports, arts, and music facilities, was popularly dubbed as 'The World.' A multicultural melting pot with vast and unparalleled lifestyle, world-class facilities, and a thriving social and communal energy, was as Mr Lynch describes, considered, "the hub of society in the north back at the turn of the nineteenth century." He continues, "they [the multicultural population] were the hub of life - they were it, Charters Towers at that time had it all."

For quite some time the Charters Towers Exchange operated as a major success. However, with the labour demands of World War I, followed by the instigation of The Depression years, a lack of capital and a reduced populace, the town's mining activity dwindled dramatically, and the Exchange finally closed its doors to the public in 1916. As Mr Lynch says, consequently, "the building was sold to locals and was used for a considerable number of years as a boarding house. The town was dying and the building was deteriorating continuously until the late 1960s."

Facing disrepair and grave demolition plans by the local council, the former Royal Arcade was next in line to be destroyed permanently. However, thanks to the generosity and considerable efforts of a man named Mr Don Roderick together with a number of concerned locals forming a coalition lobbying for the building's preservation, in obtaining government grants they successfully began work on the four-year restoration program that injected life back in to the establishment. It was also this same coalition that had, in the process, made history in forming the first branch of the National Trust of Queensland situated outside of Brisbane.

Having been in possession of the National Trust of Queensland for the last thirty years, the Stock Exchange Arcade has been restored back to its former grandeur.



Front view of the Stock Exchange Arcade today

Today, the Arcade building stands as a testament to the golden era of its original development, and is now reinstated as a retail shopping precinct comprising a range of boutique-style specialty shops including, a beauty salon, hairdresser, gift shop, café, local MP's office, as well as a museum and assay room housing historical mining artefacts.

The two-storey glass-roofed grand masonry building of considerable stature, with its new floor tiles derived from the same factory in England of one hundred years prior, coupled with its original wrought iron beams supporting the ceiling and as forming part of the fabric of the building, still has its original splendour, and stands today as a highlight of the main street in Charters Towers.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Newsletter written by:-
Michelle Yan for Citigold Corporation.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,833,571 (Seventeen million eight hundred and thirty three thousand five hundred and seventy one) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	12 (twelve) cents - Share Purchase Plan.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 September 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	436,505,983 4,158,958	Ordinary fully paid Shares Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13 million options	Options expiring 1 January 2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 September 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

16 September 2004

SEPTEMBER UPDATE

Warrior Gold Mine

The Warrior gold mine development is continuing. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The access tunnel (decline) has reached the 85 metre mark. This advance preserves good ground conditions and minimises environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. These bends restrict blast noise and air pressure from impacting on the surrounding environment and residents. This enables Citigold to schedule gold production to commence in the March Quarter 2005.

The Warrior lode structure has favourable similarities to the large City lodes reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west. The structure, that carries the mineralisation, is still open for extension at depth and along strike. The Warrior gold structure, which includes Warrior East and Warrior West deposits, is sub parallel to the five kilometre long City lodes. The Warrior structure also has a similar dip to the north as the main City lodes. These similarities support the potential for the very long life multiple mining operations planned by Citigold at Charters Towers.

Overseas Share Listings

The ADR (American Depository Receipts) listing is operational, trading under the new code of 'CTOHY'. The company is developing a US marketing programme in conjunction with the Bank of New York to promote the stock in the United States. The stock trading history and prices may be viewed on the internet at – www.adrbny.com - and entering the code 'CTOHY' in the search box.

Citigold Corporation is relatively unknown in the US. Through an efficient promotional program and the citigold.com web site we plan to gradually increase US investor interest in the company.

Share Purchase Plan

The response to the July 2004 share purchase plan was the best to date, with over $2.1 million raised for working capital and the continuation of the Warrior operations. The Directors wish to thank shareholders for their continued support as the company progresses towards gold production.

Convertible Notes

Investors received their first Convertible Note interest payment in July and the next payment of another quarterly 3% will be paid in early October. The Notes pay a total of 12% per annum. The Notes are trading at full value of 40 cents on the ASX under the code of 'CTOG'.

Overseas Operations

Our international operations are headed by Manan Desai, a gold industry professional in the region. Earlier this year he was appointed Citigold's Chief Operations Officer for the Middle East and Indian Sub Continent. He has extensive knowledge of the gold industry and previously managed the well known Gold & Diamond Park in Dubai, UAE.

Citigold is showing leadership and setting the standard in direct communication with the major consumers of gold. We are building distribution channels for our premium gold brand to be shipped direct from the mines. Citigold's international marketing achievements were acknowledged this month by the Queensland Premier, the Hon. Peter Beattie while he was in India. We are also proud that the Treasurer of Australia, the Hon. Peter Costello officially opened our Dubai office.

Citigold has become a well known name in the gold industry which has led to Joint Venture negotiations with potential investors in India, the Middle East, USA & Canada. Several groups visited the gold mining operations at Charters Towers during July and August as part of their first-hand appraisals. Following these inspections, positive negotiations are progressing.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold potential of 15 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold mineralisation of 1 million ounces is contained in extensions and continuations of the previously mined ore bodies. The company's published mineral resources at June 30 2004 are 3.7 Mt at 8.4 grams per tonne.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to increase gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages which gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years, which are invaluable in assessing future mining costs. The records were compiled fortnightly by the operating mine managers and include details of water flows, ground conditions, ore grades, ore body widths and ground temperatures. This data clearly indicates favourable mining conditions for the planned development.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore, and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Mining operations are underway at the Warrior gold mine. This mine will be the first of at least four mining areas planned to be developed at Charters Towers under the Gold Production Plan. This Plan envisages producing gold for over 30 years.

Chris Towsey
Chief Operating Officer Australia

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	30 September 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(67)	(67)
	(b) development	(498)	(498)
	(c) production	-	-
	(d) administration	(1,073)	(1,073)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	5	5
1.5	Interest and other costs of finance paid	(348)	(348)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(1,981)**	**(1,981)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(30)	(30)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	178	178
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**148**	**148**
1.13	Total operating and investing cash flows (carried forward)	(1,833)	(1,833)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,833)	(1,833)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,138	2,138
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(10)	(10)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**2,128**	**2,128**
	Net increase (decrease) in cash held	**295**	**295**
1.20	Cash at beginning of quarter/year to date	717	717
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**1,012**	**1,012**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	71
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	300	0

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	712	531
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	(114)
5.4	Other (Held by Third Parties)	300	300
	Total: cash at end of quarter (item 1.22)	**1,012**	**717**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference ⁺securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**⁺Ordinary securities**	**436,505,983**	**436,505,983**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**17,833,571**		**12 cents**	**12 cents**
7.5	**⁺Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted			**40 cents**	**40 cents**
7.7	**Options** *(description and conversion factor)*	**13,000,000**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **1 January 2005**
7.8	Issued during quarter	**Nil**	**Nil**		
7.9	Exercised during quarter	**Nil**			
7.10	Expired during quarter	**Nil**			
7.11	**Debentures** *(totals only)*	**Nil**			
7.12	**Unsecured notes** *(totals only)*	**Nil**			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 29 October 2004

Print name: Roslynn J Shand

Additional Information

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

26 October 2004

AMENDED

Annual General Meeting

The Annual General Meeting of Citigold Corporation Limited is to be held at 4pm on Monday, 29 November 2004 at the AGL Theatre, Museum of Sydney, Cnr Phillip and Bridge Streets, Sydney.

The notice of Annual General Meeting, Proxy form and Annual Report was mailed to shareholders on **25 October 2004**.

All documents are available to shareholders on request and may also be viewed and downloaded from the company's website, www.citigold.com.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
Brisbane Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE


www.citigold.com
CiTiGOLD
corporation

Quarterly Activities Report
30 September 2004

HIGHLIGHTS

- Warrior gold development ongoing
- Exploration success continues
- ADR's in USA
- Mine site passes audit

Gold Production Plan

The Warrior Gold Mine development progress continues. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life. The Warrior is the first mine being developed under the Gold Production Plan.

The access tunnel (decline) has passed the 100 metre mark. This advance preserves good ground conditions and minimises environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. This enables Citigold to schedule gold production to commence in the March Quarter 2005.

Routine rock-bolting and installation of protective mesh is continuing. One small area of weaker ground was treated in the usual manner by cable bolting and sprayed with shotcrete.

The Warrior structure has favourable similarities to the large City reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west.

The Warrior gold structure, which includes Warrior East and Warrior West deposits, is sub parallel to the five kilometre long City lodes. The Warrior structure also has a similar dip to the north as the main City lodes. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

The Sunburst mine is the next mine to be developed under the Gold Production Plan. Sunburst is scheduled to produce 60,000 ounces of gold per year from an underground operation, mining extensions of the known Sunburst and Queen lodes at the eastern margin of Charters Towers' city area.

Exploration

Rock chip assays from the Goldfinch deposit 2.2 km south-southeast of the processing plant returned values of 16 g/t Au and 17 g/t Au over narrow widths. These results further confirm the typical Charters Towers style of narrow quartz veins with high grades.

The Goldfinch deposit comprises 10 parallel veins trending north-northwest over an area of 450m x 550m, and the mineralized system appears to be an extension of the New Swedenborg line of workings.

Detailed geological mapping and sampling continued on EPM 13453 at the GSQ224714 prospect, located 3.8 km east of the processing plant, GSQ230714 (located 4.7 km east of the plant) and the GSQ221708 prospect, 3.9 km ESE of the processing plant. Work also continued on EPM 10593 at the Clara and Christmas Box deposits 2.7km east-northeast of the processing plant, and the GSQ208730 and GSQ200728 prospects, located 2.6 km and 1.8 km respectively ENE of the processing plant. Mapping and sampling was completed at the Republic-Lady Musgrave workings located 3.8 km south of the processing plant on EPM 13106.

Overseas Share Listings

The ADR (American Depository Receipts) listing is operational, trading under the new code of 'CTOHY'. The company is developing a US marketing programme in conjunction with the Bank of New York to promote the stock in the United States.

Each ADR represents 20 Citigold shares currently listed on the Australian Stock Exchange. On the basis of the current ADR listing we are looking at options for a full secondary listing of Citigold shares in the north American marketplace.

Citigold Corporation is relatively unknown in the US. Through an efficient promotional program and the www.citigold.com web site we plan to gradually increase US investor interest in the company.

Share Purchase Plan

The response to the July 2004 share purchase plan was the best to date, with over $2.1 million raised for working capital and the continuation of the Warrior operations. The Directors wish to thank shareholders for their continued support.

Convertible Notes

The record date for the second interest payment fell on September 29. This quarter the return to note holders increased due to the average Australian gold price for the quarter being above AUD $550 per ounce. This Quarterly return represents an annualized investment rate of 12.3% per annum. The Notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Overseas Operations

Citigold is building distribution channels for our premium brand of gold to be shipped direct from the mines. Citigold's international marketing achievements were acknowledged this month by the Queensland Premier, the Hon. Peter Beattie while he was in India.

Our international operations are headed by Manan Desai, a gold industry professional in the region. Earlier this year he was appointed Citigold's Chief Operations Officer for the Middle East and Indian Sub Continent. He has extensive knowledge of the gold industry and previously managed the well known Gold & Diamond Park in Dubai, UAE.

Citigold has become a well known name in the gold industry which has led to joint venture negotiations with potential international investors. Several groups visited the gold mining operations at Charters Towers as part of their first-hand appraisals. Following these inspections, positive negotiations are progressing.

Health, Safety and Environment

The Company has completed another successful Quarter with no Lost Time Injuries, and no reportable health or environmental issues.

The annual external audit of the Citigold mine site risk management system was completed by the National Occupational Safety Association (NOSA) in August. The audit was very positive. Several minor improvements identified in the audit have been implemented.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold potential of 15 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold mineralisation of 1 million ounces is contained in extensions and continuations of the previously mined ore bodies. The company's published mineral resources at June 30 2004 are 3.7 million tonnes at 8.4 grams per tonne.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to increase gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages which gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals. To date CTO has invested over A$50 million redeveloping this rich goldfield.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years, which are invaluable in assessing future mining costs.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore, and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Mining operations are underway at the Warrior gold mine. This mine will be the first of at least four mining areas planned to be developed at Charters Towers under the Gold Production Plan. This Plan envisages producing gold for over 30 years.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information. Also shareholders should advise us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

Chris Towsey
Chief Operating Officer Australia

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

29 October 2004

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

CITIGOLD ANNUAL REPORT 2004




www.citigold.com
CITIGOLD
corporation

CONTACTS

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177

Corporate & Registered Office
19 Lang Parade
Milton Qld 4064 Brisbane Australia
PO Box 1909
Milton Qld 4064 Brisbane Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

CHARTERS TOWERS MINE SITE

Clermont Highway
PO Box 10
Charters Towers Qld 4820 Australia
Telephone: +61 7 47 87 8300
Facsimile: +61 7 47 87 8600
Email: mine@citigold.com

INTERNATIONAL OFFICE

Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148
Dubai, UAE
Telephone: +971 4 340 4588
Facsimile: +971 4 340 4588
Email: gold@citigold.com

DIRECTORS

John J Foley Chairman
Mark J Lynch Managing Director
Prof. Peter B Blood Director

COMPANY SECRETARY

Roslynn J Shand

EXCHANGE LISTING

Australian Stock Exchange (ASX)
Code CTO
American Depository Receipts (ADR)
Code CTOHY

SHARE REGISTRY

Computershare Investor Services
Level 27, 345 Queen Street,
Brisbane QLD 4000
Telephone 1300 552 270

AUDITOR

Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

BANK

Australia and New Zealand Banking Group Limited

CONTENTS



CHAIRMAN'S LETTER

Dear Shareholder,

This was a particularly successful year, with your Company achieving a number of milestones in the advancement of our business plan.

We commenced the underground development of the first of our four new mines, the Warrior gold mine. Annual production of 40,000 ounces per year from the Warrior mine is scheduled to commence in early 2005. Mapping and drilling has traced the Warrior structure for over two kilometres in length. This will allow for a minimum ten-year mine life at Warrior and provide a cash flow while the Sunburst and Brilliant mines come on stream.

Shareholders approved the change of name to Citigold Corporation Limited at the November 2003 Annual General Meeting. The name change, we believe, will enhance the Company's appeal to overseas markets and investors. We also activated the Company's American Depository Receipts ('ADR') programme in the USA.

The Citigold group moved to 100% ownership of the productive part of the Charters Towers goldfield with the successful takeover of Great Mines Limited. The takeover also increased your Company's assets by $10.6 million, a 20% increase.

With the increase in mining activity, your Board is pleased that we have maintained our excellent record of no lost time injuries or reportable environmental incidents. This is in line with our policy of exploring for and producing gold profitably and sustainably without harming employees, the community and the environment.

The Treasurer for the Commonwealth of Australia, the Honourable Mr. Peter Costello MP officially opened our Dubai operations in September 2003. The Middle East produces over 40% of the world's gold jewellery and our office there places the company in the centre of the world's most active gold trading region.

Exploration continued in the highly prospective Charters Towers region, where we hold some 200 square kilometers of prime exploration ground containing many known but under-explored gold deposits and old workings.

Your Board takes pleasure in expressing our thanks to shareholders for their continued support and to our loyal staff who continue to enthusiastically work towards achieving the company's goals. We look forward to the time when profits from gold production will allow the company to provide our shareholders with a return on their investment.

John J Foley
Chairman
Citigold Corporation Limited




AUSTRALIA

"Australia's richest major goldfield..... long life multiple gold mining operations."



CHARTERS TOWERS EVOLVES INTO CITIGOLD

After 10 years as Charters Towers Gold Mines Limited your Company changed its name to Citigold Corporation Limited on 1 December 2003. Shareholders gave strong support to and approved the name change at the November 2003 Annual General Meeting. The new shorter name of Citigold was chosen to encompass our unique heritage, the 'CT' of Charters Towers and reflect a dynamic international gold strategy. This strategic evolution has broadened the Company's appeal to international investors.

CITIGOLD'S GOLDFIELD

In March 2004 Citigold successfully completed the takeover of Great Mines Limited ('GM') a public unlisted company. The takeover bid was approved by shareholders at the November 2003 Annual General Meeting.

Great Mines is the owner of the last few mineral tenements in the central area of the Charters Towers goldfield. By obtaining GM and its mineral tenements Citigold achieved 100% ownership of the rich Charters Towers goldfield. This strategic scrip bid increased the Company's gross assets by $10.6 million for no cash outlay, an increase of some 20%.

The gold potential at Charters Towers is estimated to be 15 million ounces of gold. The estimation of mineralization containing the gold has been extended to a vertical depth of 2000 metres based on a similar grade and payability to past production. This figure is based on sound geological reasoning, extrapolation of known resources, drilling, mineralization, geological structures and historical payabilities in these assessments carried out by specialist geologists and consultants.

WARRIOR GOLD MINE

The Warrior gold mine is the first mine being developed under the Gold Production Plan. Work commenced in late 2003 calendar year. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The access tunnel (decline) reached the 85 metre mark in September 2004. This initial rate of advance preserved good ground after the first two bends in the decline path are completed. These bends restrict blast noise and air pressure from impacting on the surrounding environment and residents. On successful completion of the 8 month development program, the project can commence gold production.

The Warrior geological structure has favourable similarities to the large City lodes reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west. The structure, that carries the mineralisation, is still open for extension at depth and along strike.

The Warrior gold structure, which includes Warrior East and Warrior West deposits, is almost sub- parallel to the five kilometre long City lodes. This structure also has a similar dip to the north as the main City lodes.

These similarities support the potential for the very long life multiple mining operations planned by Citigold at Charters Towers.

INTERNATIONAL EXPANSION

The Company's initiative in establishing a presence in Dubai, U.A.E. is based on building an international presence in a major gold trading centre. This presence gives us the opportunity to regionally assess gold investment opportunities and build the Citigold brand by getting closer to the end-consumer.

This looking to the future is seen as essential to being able to 'add value' to the gold that we will be producing and provide additional revenue opportunities to the Company.



The importance of this move was highlighted by the Honourable Peter Costello MP, Treasurer for the Commonwealth of Australia when he formally launched Citigold's operations in Dubai in September 2003 stating "Gold and mining is an integral part of Australia's trade and constitutes a large part of the economy. I also applaud Charters Towers' foresight in setting up a presence in Dubai to further strengthen the trade between the two countries."

OVERSEAS SHARE LISTING

The Company has a very substantial gold asset at Charters Towers. We are keen to increase worldwide access to our investment by listing our shares on overseas Stock Exchanges. We are committed to maximizing value for shareholders, taking into account any additional costs of international listings.

The first step in this process has been achieved, with the activation of the American Depository Receipts ("ADR") program in the U.S.A. Each ADR represents 20 Citigold Corporation shares. The Company's ADR's are now trading in the U.S.A. marketplace under the new code of "CTOHY". The ADR programme is administered by the Bank of New York ("BNY") and we are currently working with BNY to develop a marketing programme to promote our stock in the United States.

The stock trading history and prices may be viewed on the Internet at – www.adrbny.com - and entering the code "CTOHY" in the search box.


WARRIOR GOLD MINE
CITIGOLD ANNUAL REPORT 2004
3

GOLD PRODUCTION PLAN

The Gold Production Plan has the following features:

○	Gold potential	15 million ounces
○	Total planned gold production	6.8 million ounces
○	Gold production rate	250,000 ounces per year
○	Life of operation	30 years
○	NPV (before tax) of project at discount rate of 10%	A$433 million
○	Internal Rate of Return	40%
○	Gold production cost	A$217/ounce
○	Development time - initial production	8 months
	- full production	5 years
○	Head grade to process plant	13g/t
○	Capital requirements	A$182M over 5 years
○	Life of mine capital costs equate to	A$66/ounce recovered
○	Life of project total revenues	A$3,929 million
○	Cash flow surplus	A$1,823 million (undiscounted)
○	Gold price	A$571/ounce US$400@A$1=US$0.70 exchange rate

- Operating costs amongst lowest in industry
- Positions Citigold Corporation in top 10 Australian Gold Producers
- Citigold Corporation controls 100% of Australia's richest major goldfield
- Gold process plant and mine infrastructure in place (A$50 million in assets)

The Gold Production Plan ("GPP") was developed by Citigold's technical team, lead by the Chief Operating Officer, Mr Chris Towsey. A chartered professional geologist and highly experienced in gold reef systems, he has confirmed that the plan is based on sound geological reasoning, extrapolation of known resources, 147 km of drilling and historically-proven payabilities.

The GPP outlines the strategy which the Company proposes to adopt to take gold production to 250,000 ounces per year over a five-year exploration, development and production period and to maintain this



SHAREHOLDER RELATIONS

During the year shareholders of Citigold Corporation showed strong support for the Company and its goal of becoming a large and very profitable gold producer based around the rich Charters Towers goldfield. The Company's share purchase plans were very well received by shareholders.

To assist shareholders and investors obtain information on the Company, the functionality, operating speed, layout and appearance of our website were all improved. We also expanded the amount of information available on the site and expect to make further improvements in 2005.

The Company is proud of the asset and business we are building. We take the time to communicate with our shareholders and encourage shareholders to visit the mine site at Charters Towers. Shareholders who visit our mine site gain a good appreciation of our gold operations and are impressed with the staff, the quality and quantity of work that has been undertaken.

FINANCIAL STATEMENTS

The Financial Statements of Citigold Corporation for the year to June 2004 are included in this report.

Since the formation of the Company we have undertaken extensive exploration and development ("research and development") of the rich Charters Towers goldfield. This 'research and development' required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, build the processing plant, and obtain the necessary environmental and operating permits. This investment is now represented in the consolidated net assets of the Citigold group totalling A$50 million.

As we undertake the 'research and development' (which has been very successful) we do not expect to return profits until the mines outlined in the Gold Production Plan are in gold production. This is common practice for an exploration company. With the commencement of gold production from the Warrior gold mine we can expect to start to generate profits from operations.

The Gold Production Plan indicates that at full capacity, the Charters Towers project will have annual operating surpluses which will continue for many years. During this period shareholders are expected to receive a substantial return on their investment.

REGIONAL EXPLORATION

During the year, geological mapping, surveying, and sampling were undertaken at 23 separate prospects within the overall Charters Towers Gold Project. Work concentrated along the lode structures between E1 (Washington) open pit and E3 (Warrior East) and in the area immediately to the South-South-East of the process plant. Work also focused on the Beary Creek area South-West of the process plant and on areas to the north-west of the main City lodes.

During the year, a total of 401 niche style rock chip samples were collected, mainly of quartz veining. Fire assays of these samples returned 22 assays over 10 g/t gold, and 7 over 30 g/t gold indicating the broad extent of the traditional narrow high grade mineralisation. In addition 341 reconnaissance soil geochemical samples were collected and assayed during the year. Prospecting associated with the soil sampling program led to the location of previously unrecorded gold mineralisation at Hogsflesh Creek and of interesting gold grades at the GSQ 183687 prospect located 8 kilometres south of Charters Towers.






Welcome to
CHARTERS TOWERS
Tidy Town Winner 2003


CITI
corporation



Total drilling undertaken by Citigold for the Charters Towers project to date is:

TYPE OF DRILLING	NO. OF HOLES	METRES DRILLED
Diamond-Core	145 holes	16,183 m
RC	1,084 holes	85,997 m
Other	512 holes	6,861 m
TOTAL	1,741 holes	110,041 m

All drilling results utilised in the database, including drilling by others, comprise 1,809 holes totalling 147,053m.

Infill geochemical soil sampling was undertaken about 5 km south and southeast of the Charters Towers city over the Santiago South, Pinnacle, Scandinavian, Mabel Jane West, Caroline, GSQ183687, Mt Cenis, Merrie Monarch, Monarch Creek and Black Jack deposits.

Rock chip sampling was conducted on our EPMs 10593, 10861, 13106, 13931, 8150 and 8564. Significant samples returned 9 g/t gold at the Scandinavian deposit, 4 g/t gold at the GSQ183687 prospect, 46 g/t gold from the GSQ 112657 prospect (3km SSW of Beary Creek West), 12.7 g/t gold on the Black Jack-Scandinavian trend, 63 g/t gold and 54 g/t gold from the Beary Creek West deposit and 15.2 g/t gold at the Warrior deposit.

Nine samples at Beary Creek exceeded 12 g/t gold. Mapping on the Warrior East area (where the Warrior gold mine will commence underground gold production) has confirmed the continuity of the lode structure over one kilometre between the Washington pit (decline portal) and the Warrior east deposit. This opens up the potential for additional gold to be mined as part of this operation.

High grade rock chip samples were returned from quartz veins at Washington open cut (26 g/t gold and 49 g/t gold). The Washington open cut is where the Warrior gold mine access decline has commenced. Part of the Warrior development and mining operations may see the Washington quartz veins also mined from underground.

Two very high assays (317 g/t gold and 115 g/t gold) were obtained from sparse residual mullock specimens from the former Swedenborg mullock dump located near our gold processing plant. The significance of these assays again confirms the rich nature of the historical underground veins mined in this area. Part of this overall area was acquired as part of the Great Mines takeover.

Goldfield Potential Increases - Citigold has previously reported in the GPP that the Charters Towers style reefs mineralisation could geologically extend to 3 kilometres depth. Projections of the gold potential at Charters Towers in the GPP only considered mineralisation to 2 kilometres depth. Results of a recent Ph.D. thesis, through the James Cook University, completed on the Charters Towers project area indicates mineralisation could extend to a depth of 5 kilometres based on analysis of the fluid chemistry, pressure-temperature estimates and fluid dynamics. As well as the known Parcoy-Pataz deposits in Peru, similar deposits to Charters Towers are found at the giant Jiaodong field in China where over 900 tonnes of gold has been produced from veins and shear zones.

If the mineralisation at Charters Towers extends to 5 kilometres depth, the gold potential of the project area could be over 40 million ounces.

TECHNICAL MANAGEMENT TEAM



CHRISTOPHER TOWSEY
BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME



JIM MORRISON
MSc, FAus IMM



GARRY FOORD
M. Eng TM, AD (Mining Eng), Dip Geo Sc, MAus IMM, JP





MINERAL RESOURCES AND ORE RESERVES

At 30 June 2004 the Mineral Resources totalled 3.7 million tonnes averaging 8.4 g/t gold, with one million contained ounces of gold. The Resources are mainly Inferred, and occur in 28 individual deposits ranging from 1,000 to 270,000 oz gold, plus some unmined between-stope remnants. Within the Mineral Resource, Ore Reserves currently stand at 144,000t at 6.3 g/t gold. The database from which the Mineral Resources were estimated includes 936 mine face samples, 2,511m of costeans and over 147 km of drilling in 1,800 holes comprising:

Diamond core (DDH)	44,259 m	322 holes
Reverse Circulation (RC)	94,694 m	1,240 holes
Other non-core drilling	8,100 m	247 holes
Drilling Total	*147,053 m*	*1,809 holes*

Changes from the Ore Reserves at 30 June 2003 were:

- E3 (Warrior East) reworking of mining panels to take into account 10m vertical levels and 10m wide minimum stope length instead of 20m x 20m in 2003 as part of ongoing mine design and economic evaluation.

The total Mineral Resource remained relatively steady despite a number of modifications to individual resource blocks. Significant changes from the resources at 30 June 2003 were:

- Reworking of the interpretation of the C2 (Sunburst) mineral resource and a change to the method of calculation. This included only the intercepts passing through the structure and a payability factor based on those intercepts.
- Reworking the C3 (Queen) so as to exclude low grade portions and splitting the resource into an eastern zone C26 (Golden Gate) and western zone C3 (Queen West)
- Incorporating portions of the C5 (Brilliant East) previously excluded from the resources as the overlying tenements were not owned by the company.
- Downgrading the E1 (Washington) resource to Inferred from Indicated.
- Adding a new structure E5 (Washington South) to the resources.
- Changes in the methodology used to determine the final assay grade for resource determination when multiple assays have been taken has resulted in minor modification of contained ounces on a number of structures.

Changes resulting from ensuring that the resource intercepts agree with the significant intercepts as detailed in the Database.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.*



KEY PERFORMANCE INDICATOR	YEAR ENDED JUNE 30 2001	YEAR ENDED JUNE 30 2002	YEAR ENDED JUNE 30 2003	YEAR ENDED JUNE 30 2004
FIFR	0	0	0	0
LTIFR	0	32	0	0
DIFR	Not used	32	0	0

HEALTH AND SAFETY

The company had another successful year, with no serious incidents, Disabling or Lost Time Injuries reported. Induction training was revised in the lead-up to the commencement of operations at Warrior gold mine.

The company manages its OH&S risk with the NOSA Five Star integrated risk management system developed by the National Occupational Safety Association (NOSA). NOSA last audited the mine site in August 2004 to provide a baseline prior to going into full scale mining and production.

OH&S Performance – The Fatal Injury Frequency Rate (FIFR) (fatalities per million hours worked) for 2004 financial year is zero. In the 11 years that the Company has been in operation, there have been no fatalities in our operations and no injuries or illnesses from which employees have not made a full recovery. In 2004, there were no serious incidents, Lost Time or Disabling Injuries reported. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 in 2002 to zero in 2003 and remains zero this year. The high rate of 32 in 2002 was the result of a single Lost Time Injury combined with the small number of employees and hours worked. The Disabling Injury Frequency Rate (DIFR), introduced in 2002 under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics.

ENVIRONMENT AND COMMUNITY

The Company had no reportable environmental incidents during 2004 or 2003.

The Australian Gold Council Gold Week celebrations were held in April 2004. Citigold opened its underground and surface operations to the public on April 24 and over 100 visitors took the opportunity to examine the Company's project first-hand.

The Company continues to support local community and charity groups with donations of both personnel time and money, continuing its association with the National Trust, local schools, the Country Music Festival and local rodeos.



The board, management and staff of Citigold fully support a formal environmental policy which states that:



'Citigold corporation is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically-feasible environmental protection measures will be exercised throughout exploration, development,



Your directors present their report together with the financial report of Citigold Corporation Limited and the consolidated financial report of the consolidated entity for the year ended 30th June, 2004 and the auditor's report therein.

DIRECTORS

The following persons were directors of Citigold Corporation Limited during the whole of the financial year and up to the date of this report: **J J Foley, M J Lynch, P B Blood** (appointed 26 May, 2004) **G J Barns** (resigned 26 May, 2004).

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

DIVIDENDS - CITIGOLD CORPORATION LIMITED

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

POST BALANCE DATE EVENTS

Details of Post Balance Date Events are disclosed in Note 20 to the Financial Statements.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Likely developments in the operations of the consolidated entity are:

(a) the expansion of exploration activity aimed at increasing resources and reserves,

(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 317,013,299 to 418,672,412 as a result of:

- Options exercised @ 8 cents	435,000
- Share Purchase Plan allotment @ 12 cents	9,531,444
- Options exercised @ 8 cents	265,000
- Options exercised @ 10 cents	300,000
- Options exercised @ 8 cents	1,757,336
- Options exercised @ 8 cents	1,066,008
- Options exercised @ 8 cents	2,309,477
- Options exercised @ 8 cents	30,000
- Options exercised @ 8 cents	3,920,000
- Share issue – 2 Company shares for every 3 shares held in Great Mines Limited	73,086,027
- Share Purchase Plan allotment @ 18 cents	5,282,301
- Share Purchase Plan allotment @ 18 cents	136,020
- Options exercised @ 8 cents	1,040,000
- Options exercised @ 10 cents	2,500,000

Net cash received was used to continue the exploration and development activities of the Company and retire debt.

See Note 15 of the Financial Statements



INFORMATION ON DIRECTORS

DIRECTOR	AGE	EXPERIENCE	SPECIAL RESPONSIBILITIES	DIRECTORS' INTERESTS IN ORDINARY SHARES OF CITIGOLD CORPORATION LIMITED
J J Foley BD, LLB, BL (Dub)	67	Non-executive; Chairman 10 years, Deputy Chairman between 15 April 99 and 25 November 99 Barrister	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety and Environment committees.	Refer Note 21
M J Lynch	48	Managing Director for 10.5 years Former director of several companies involved in the mining industry	Managing Director Member of Health, Safety and Environment committee.	Refer Note 21
P B Blood PhD, BSc Agr, DIC	65	Non – executive Director from 26 May 2004 Professor of Finance – School of Business, Bond University Qld	Member of Audit and Finance, Remuneration and Health, Safety and Environment committees.	Refer Note 21
G J Barns BA, LLB		Non-executive Director 21 January 2002 to 26 May 2004 Barrister	Past non-executive member of Audit and Finance, Remuneration and Health, Safety and Environment committee.	Refer Note 21

MEETINGS OF DIRECTORS

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2004, and the numbers of meetings attended by each director were:

	FULL MEETING OF DIRECTORS	AUDIT & FINANCE	HEALTH, SAFETY & ENVIRONMENT **	REMUNERATION
No. of meetings held	20	3	**	2
No. of meetings attended by:				
J J Foley	20	3	**	2
M J Lynch	20	*	**	*
P B Blood (appointed 26 May 2004 – 1 meeting held whilst a director)	-	-	-	-
G J Barns (resigned 26/5/04 -19 meetings held whilst a director)	19	3	**	2

* Not a member of the relevant committee
** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.





DIRECTORS' AND EXECUTIVES EMOLUMENTS

The remuneration committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally. The Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, non-executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in an employment agreement.

The Board, within the maximum amount approved by shareholders from time to time, determines remuneration of non-executive directors. Non-executive directors are also entitled to statutory superannuation.

The Board undertakes an annual review of its performance and the performance of the Board committees against goals set at the start of the year.

Details of the nature and amount of each element of the emoluments of each director of Citigold Corporation Limited and each of the 5 officers of the Company and the consolidated entities receiving the highest emoluments are set out in the following tables.

NON-EXECUTIVE DIRECTORS OF CITIGOLD CORPORATION LIMITED

NAME	DIRECTORS' ANNUAL FEE ($)	SUPERANNUATION ($)	TOTAL ($)
J J Foley – Chairman	35,000	3,150	38,150
G J Barns – 11 months	27,891	2,510	30,401
P B Blood – 1 month	nil	nil	nil

EXECUTIVE DIRECTOR AND OTHER OFFICERS OF CITIGOLD CORPORATION LIMITED

NAME	SALARY AND FEES ($)	SUPERANNUATION ($)	OTHER BENEFITS	TOTAL ($)
M J Lynch – Managing Director	182,000	16,380	16,670	215,050
R J Shand – Company Secretary	85,000	7,650	1,992	94,642
J F Lynch – Site Senior Executive	115,540	10,399	7,214	133,153
C A J Towsey – Chief Operating Officer	110,873	9,979	7,190	128,042
R J Morrison – Exploration Manager	109,080	7,718	0	116,798
R P Russell – Corporate Accountant	90,154	8,114	0	98,268

INDEMNIFICATION

The Company has not, save as is enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer or auditor of the Company or any related body corporate:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

ENVIRONMENTAL REGULATIONS

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident	major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.
Level 2 incident	significant non compliance resulting in regulatory action, however, environmental damage is only of a short term nature.
Level 3 incident	minor non compliance - no fine is imposed, however, regulatory authority is notified.
Level 4 incident	non compliance with internal policies and procedures. The incident is contained on site.



In the last year the following incidents have occurred.

	Level 1	Level 2	Level 3	Level 4
Incidents	-	-	-	-

The Company has a comprehensive internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

This report is made in accordance with a resolution of the directors.

J J Foley Chairman	M J Lynch Director

30 September, 2004



The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the company ('the consolidated entity') is properly managed.

The Board supports the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the consolidated entity already had in place policies and practices that substantially complied with those set out in the recommendations. In other cases new policies and procedures will have to be considered to enable compliance. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1:	Lay solid foundations for the management and oversight
Principle 2:	Structure the Board to add value
Principle 3:	Promote ethical and responsible decision making
Principle 4:	Safeguard integrity in financial reporting
Principle 5:	Make timely and balanced disclosure
Principle 6:	Respect the rights of shareholders
Principle 7:	Recognise and manage risk
Principle 8:	Encourage enhanced performance
Principle 9:	Remunerate fairly and responsibly
Principle 10:	Recognise the legitimate interests of stakeholders.

BOARD COMPOSITION

The Board is comprised of three (3) Directors, being two non-executive directors and one executive director, Mr M J Lynch. A majority of the Board is non-executive directors, including the Chairman. All non-executive directors are regarded as independent by the company.

Entities connected with Mr J J Foley had business dealings with the consolidated entity during the year, as described in note 20 to the financial statements. Mr J J Foley declared his interests in those dealings to the company and took no part in decisions relating to them. These dealings were not considered to be of an amount or nature that would affect Mr Foley's independent judgment.

Entities connected with Mr M J Lynch had business dealings with the consolidated entity during the year, as described in note 20 to the financial statements. Mr M J Lynch declared his interests in those dealings to the company and took no part in decisions relating to them.

The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report, their meeting attendances and their term of office are detailed in the Directors' Report. Each director brings relevant complementary skills and experience to the Board.

As the Board acts on behalf of and is accountable to shareholders, the Board seeks to identify the expectations of shareholders, as well as other regulatory and ethical expectations and obligations. The Board is responsible for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company's auditors


CHARTER TOWERS

- appointment of, and assessment of the performance of the Managing Director

- monitoring managerial performance, and

- ensuring the significant risks facing the consolidated entity have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The Company has a small Board and management team which enables roles and functions to be flexible to meet specific requirements where necessary. The responsibility for the operations of the consolidated entity is delegated by the Board to the Managing Director and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities.

BOARD COMMITTEES

The Board has established a number of committees to assist the execution of its duties and to allow detailed consideration of complex issues. Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate. Current committees of the Board are:

- the audit & finance committee

- the remuneration committee

- the health, safety and environment committee

The Board annually reviews its performance and the performance of the Board committees against goals set at the start of the year. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings. Outcomes of the reviews are documented together with the goals set for the coming year.

The company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election subject to the following limitations:

- at least one director must retire by rotation and may stand for re-election

AUDIT & FINANCE COMMITTEE

The audit & finance committee consists of the following non-executive directors: J J Foley (Chairman) and P B Blood

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market

- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:

- effectiveness and efficiency of operations

- reliability of financial reporting

- compliance with applicable laws and regulations

- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.

- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.





The company is formalising its procedures to ensure compliance with the Corporate Governance Principles. The Corporate Accountant confirms that the financial statements for the year ended 30 June 2004 represent a true and fair view and are in accordance with relevant accounting standards.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from and meets with management and the external auditors. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board. The Auditor also attends the annual general meeting.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The Health, Safety & Environment committee consists of the following executive and non-executive directors: J J Foley (Chairman), P B Blood and M J Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

REMUNERATION COMMITTEE

The remuneration committee consists of the following non-executive directors: J J Foley (Chairman) and P B Blood.

The remuneration committee advises the Board on remuneration policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for directors and senior executives.

Remuneration levels are set at levels that are intended to attract and retain appropriately qualified and experienced directors and senior executives capable of managing the consolidated entity's operations. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Remuneration and other terms of employment for the Managing Director are formalised in an employment agreement. There is no scheme is provide retirement benefits, other than statutory superannuation, to non-executive directors.

The consolidated entity has not formed a nomination committee because there are only three Directors. The Board as a whole is able to efficiently address the issue of board competencies.



Further information on the remuneration paid to all directors' plus the five highest paid officers is set out in the directors' report and note 21 to the financial statements.

RISK MANAGEMENT

The Board of the consolidated entity takes a proactive approach to the consolidated entity's risk management and internal compliance and control systems. The Board believes that it is crucial for all Board members to be a part of this process and as such the Board has not established a separate risk management committee due to the size of the Board.

INDEPENDENT PROFESSIONAL ADVICE

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

SHAREHOLDER COMMUNICATION

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The annual general meeting
- ASX releases in accordance with the consolidated entity's continuous disclosure obligations
- Information available on the Company's website at www.citigold.com

Shareholders are invited to advise the company of their email addresses. ASX announcements, once released, are then able to be emailed directly to the shareholder.

DISCLOSURE AND ETHICAL STANDARDS

All directors, executives and staff of the consolidated entity are aware of the ASX's continuous disclosure requirements and operate in an environment where emphasis is placed on full and appropriate disclosure to the market. All directors, executives and staff of the consolidated entity are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange, the Corporations Act with the regard to trading in the company's securities and the highest standard of ethical conduct with regard to the operation of the consolidated entity.

A Code of Ethical Business Standards (the Code) as adopted by the Board sets out ethical standards expected of all directors, executives and employees. The Code is reviewed and updated as necessary to ensure it reflects the highest standards of integrity and professionalism. The Code covers:

- professional conduct
- compliance with laws and regulations
- trading in company securities
- customer relations
- supplier relations
- other employees
- the environment, and
- conflicts of interest.




CITIGOLD ANNUAL REPORT 2004
16

FINANCIAL ACCOUNTS AND STATUTORY REPORTS

CONTENTS

STATEMENTS OF FINANCIAL PERFORMANCE

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

		Economic Entity		Parent Entity	
		2004	2003	2004	2003
	Note	$	$	$	$
Revenue from ordinary activities	2	989,366	48,075	1,509,363	1,776,573
Total revenue from ordinary activities	2	989,366	48,075	1,509,363	1,776,573
Expenses from ordinary activities excluding borrowing costs	3	(4,730,646)	(3,061,621)	(4,620,972)	(2,986,605)
Borrowing costs expense		(1,106,430)	(670,760)	(1,106,215)	(670,760)
Loss from ordinary activities before related income tax expense / revenue		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Income tax expense / revenue relating to ordinary activities	5(a)	0	0	0	0
Loss from ordinary activities after related income tax expense / revenue		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Net loss attributable to members of the parent entity		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Basic earnings per share	6	(1.4 Cents)			
Diluted earnings per share	6	(1.3 Cents)			

The accompanying notes form part of these financial statements.

STATEMENT OF FINANCIAL POSITION

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

		Economic Entity		Parent Entity	
		2004	2003	2004	2003
	Note	$	$	$	$
Current assets					
Cash assets	7	717,188	554,247	664,856	552,968
Receivables	8	27,535	12,410	1,980,849	1,266,410
Other financial assets	9	5,552,262	0	0	0
Inventories	10	431,078	431,078	431,078	431,078
Total current assets		6,728,063	997,735	3,076,783	2,250,456
Non-current assets					
Property, plant and equipment	11	55,307,659	49,499,255	49,926,812	49,238,860
Other financial assets	12	504,257	500,304	11,097,781	500,304
Total non-current assets		55,811,916	49,999,559	61,024,593	49,739,164
Total assets		62,539,979	50,997,294	64,101,376	51,989,620
Current liabilities					
Payables	13	2,232,043	1,259,557	2,453,501	1,079,663
Interest-bearing liabilities	14	7,906,814	7,740,795	7,884,408	7,740,795
Current tax liabilities		0	0	0	0
Provisions	15	220,422	195,205	158,845	195,205
Total current liabilities		10,359,280	9,195,557	10,496,754	9,015,663
Non-current liabilities					
Payables	13	0	0	0	210,003
Interest-bearing liabilities	14	1,722,000	13,708	1,722,000	13,708
Provisions	15	530,164	500,304	530,164	500,304
Total non-current liabilities		2,252,164	514,012	2,252,164	724,015
Total liabilities		12,611,444	9,709,569	12,748,918	9,739,678
Net assets		49,928,535	41,287,725	51,352,458	42,249,942
Equity					
Contributed equity	16	68,373,305	55,052,965	68,373,305	55,052,965
Asset revaluation reserve	17	12,024,824	12,024,824	12,024,824	12,024,824
Capital profits reserve	17	571,430	571,430	0	0
Accumulated losses	18	(31,209,204)	(26,361,494)	(29,045,671)	(24,827,847)
Total Parent Entity Interest		49,760,355	41,287,725	51,352,458	42,249,942
Outside equity Interests		168,180	0	0	0
Total Equity		49,928,535	41,287,725	51,352,458	42,249,942

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Cash flows from operating activities					
GST refunded by ATO		0	87,121	0	87,121
Brilliant Gold Reef Project Exploration fees		0	203,500	0	0
Other cash receipts		42,711	41,343	42,711	41,343
Sale of Warrior Trust Royalty		909,091	0	909,091	0
Cash receipts in the course of operations		951,802	331,964	951,802	128,464
Other payments to suppliers and employees		(3,278,134)	(2,031,076)	(3,296,184)	(1,010,082)
GST paid to ATO		(285,543)	(147,667)	(285,543)	(17,033)
Cash payments in the course of operations		(3,563,677)	(2,178,743)	(3,581,727)	(1,027,115)
Interest received		14,419	6,732	14,419	5,230
Borrowing costs paid		(814,667)	(575,876)	(814,667)	(575,876)
Net cash used in operating activities		(3,412,123)	(2,415,923)	(3,430,173)	(1,469,297)
Cash flows from investing activities					
Payments for property, plant and equipment		(293,224)	(38,336)	(258,072)	(38,336)
Payments for other assets		0	0	0	0
Payments for: Exploration, evaluation and development expenditure		(814,233)	(1,395,001)	(814,233)	(1,139,279)
Loans to other entities		0	0	0	0
Proceeds from sale of shares		68,155	0	0	0
Net cash (used in) / provided by investing activities		(1,039,302)	(1,433,337)	(1,072,305)	(1,177,615)
Cash flows from financing activities					
Proceeds from issues of shares		2,722,866	3,865,136	2,722,866	3,865,136
Proceeds of borrowings		230,000	0	230,000	0
Cash repayment of borrowings		0	(663,817)	0	(663,817)
Proceeds of convertible note issue		1,661,500	0	1,661,500	0
Net cash provided by financing activities		4,614,366	3,201,319	4,614,366	3,201,319
Net increase / (decrease) in cash held		162,941	(647,941)	111,888	554,407
Cash at the beginning of the financial year		554,247	1,202,188	552,968	(1,439)
Cash at the end of the financial year		717,188	554,247	664,856	552,968

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties.

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Cash		717,188	554,247	664,856	552,968
Current interest bearing liabilities		0	0	0	0
		717,188	554,247	664,856	552,968

(ii) Reconciliation of net cash (used in)/ provided by operating activities to net (loss)/profit

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Net loss for year	(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Non-cash items				
Depreciation and amortisation	808,787	876,412	808,787	876,086
Expenses settled by non-cash consideration	0	63,000	0	63,000
Bad debts written off	0	35,000	0	35,000
Increase in operating provisions	82,571	61,346	20,994	61,346
(Decrease)/Increase in operating creditors	559,354	(103,188)	672,310	497,750
Diminution in value of investments	0	0	0	0
Write down of balance with subsidiary company	0	0	0	0
Decrease/(Increase) in operating receivables	(15,125)	335,813	(714,439)	(1,121,687)
Net cash (used in)/provided by operating activities	(3,412,123)	(2,415,923)	(3,430,173)	(1,469,297)

(iii) Financing Facilities

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
The total facilities available are:	7,790,514	7,490,514	7,790,514	7,490,514
Facilities utilised at balance date:	7,601,453	7,490,513	7,601,453	7,490,513
Facilities not utilised at balance date:	189,061	0	189,061	0

(iv) Acquisition of Entities

During the year 100% of the controlled entity Great Mines Limited and its subsidiary companies Charters Towers Mines Pty Limited and Deeprock Mining Pty Limited was acquired.

Details of this transaction are:

	$
Purchase Consideration:	
Shares in Citigold Corporation Limited	10,597,474
Cash consideration	0
Cash outflow / inflow	0

Assets and liabilities held at acquisition date at independent valuation:

	$
Cash at bank	9,273
Sundry receivables	273,172
Investment in Citigold Corporation Limited	5,399,236
Mineral tenements	5,085,300
Sundry payables	(229,808)
	10,537,173
Outside equity interests in acquisitions	168,180

NOTES TO THE FINANCIAL STATEMENTS

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer. The exploration fees derived from the Brilliant Gold Reef Project are recognised when the participant has paid for the unit in full.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

(d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Borrowing costs

Borrowing costs include interest and costs that are directly attributable to the borrowing.

(f) Taxation - Note 5

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

(g) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.

Costs that do not meet the criteria for capitalisation are expensed as incurred.

(h) Valuation of non-current assets

Plant and equipment previously carried at cost less accumulated depreciation is carried at fair value as at 30 June 2004 less accumulated depreciation.

(i) Inventories - Note 10

Inventories are valued using the weighted average basis and are carried at the lower of cost and net realisable value.

(j) Investments - Note 9

Controlled entities

All controlled entities in which the Company has an investment are fully owned. These investments are eliminated in the financial statements on consolidation.

(k) Exploration, evaluation and development expenditure - Note 11

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (m) below.

(l) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(k)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(m) Depreciation and amortisation

Useful lives

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

	2004	2003
Plant and equipment	13-20%	13-20%
Computer equipment	27-40%	27-40%
Motor vehicles	20%	20%

(n) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received.

(o) Employee entitlements - Note 15

Wages, salaries and annual leave

The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

Superannuation plan

The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

(p) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

(q) Restoration

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites
- the impact of changes in environmental legislation.

(r) Adoption of Australian Equivalents to International Financial Reporting Standards

International Financial Reporting Standards (IFRS) will be introduced in Australia for financial years commencing 1 January 2005.

Accounting information and data for comparative purposes will be required at the beginning of the next financial year.

To ensure that the necessary information and data is available the economic entity's management are reviewing and assessing the effect that the adoption of IFRS will have on the entity.

Based on the Accounting Standards that have currently been issued the directors are of the opinion that the only significant change to the entity's accounting policies will be in the method adopted for tax-effect accounting. Under AASB 112 the economic entity will be required to account for temporary timing differences on separate assets and liabilities rather than accounting for the effects of temporary and permanent timing differences between taxable income and accounting profit.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

		Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
2	(a) REVENUE FROM OPERATING ACTIVITIES					
	Warrior royalty trust		909,091	0	909,091	0
	Brilliant Gold Reef Project expenses reimbursed		0	0	520,000	1,730,000
	Short term equipment hire		23,146	35,120	23,146	35,120
	Interest received		14,419	6,732	14,416	5,230
	Grants Received		40,405	6,223	40,405	6,223
	Sundry income		2,306	0	2,306	0
	Total revenue from operating activities		989,366	48,075	1,509,363	1,776,573
2	(b) REVENUE FROM NON-OPERATING ACTIVITIES					
	Gross proceeds from sale of shares held as an investment		68,155	0	0	0
3	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE HAS BEEN ARRIVED AT AFTER CHARGING THE FOLLOWING ITEMS:					
	Depreciation and amortisation of non-current assets		808,787	876,412	808,787	876,086
	Consultancy Fees		607,111	0	474,386	0
	Contractors		97,420	22,325	7,420	22,325
	Staff Costs		1,397,036	820,974	1,305,696	820,974
	Mineral tenement charges		178,228	196,261	178,228	196,261
	Net (gain)/loss on sale of non-current investments		27,025	0	0	0
	Net loss on write down of non-current investments		0	0	0	0
	Write off of intercompany balance		0	0	0	0
	Bad debts written off		0	35,000	0	35,000
	Other expenses from ordinary activities		1,615,040	1,110,649	1,846,455	1,035,959
	Total expenses from ordinary activities excluding borrowing costs		4,730,646	3,061,621	4,620,972	2,986,605

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
4 AUDITORS' REMUNERATION					
Audit services:					
Auditors of the Company - Court & Co		15,354	15,037	15,354	15,037
Other services:					
Auditors of the Company - Court & Co		9,220	3,900	9,220	3,900
5 TAXATION					
(a) Income tax expense					
Prima facie income tax benefit calculated at 30% (2002: 30%) on the (loss)/profit from ordinary activities		(1,454,313)	(1,105,292)	(1,265,347)	(564,238)
Decrease / (Increase) in income tax benefit due to :					
(I) Temporary timing differences		(380,967)	(471,108)	(383,927)	(394,490)
(II) Permanent timing differences		431,506	675	679	774
Deferred income tax asset not recognised		1,403,774	1,575,725	1,648,595	957,954
Income tax attributable to net loss for year		0	0	0	0

(b) At 30 June 2004 consolidated deferred tax assets of $15,493,981 ($10,918,367 at 30 June 2003) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2003 30%) have not been recognised as an asset. At 30 June 2004 the parent entity had deferred tax assets of $12,426,546 ($10,300,597 at 30 June 2003) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2003 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the economic entity derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;
(ii) the company and / or the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2004 and 30 June 2003 the entity had a nil balance on the franking credit account.

The parent entity and Australian resident subsidiary entities wholly owned for the whole of the year ended 30 June 2004 will be consolidated for income tax with effect from 1 July 2003. The lead entity being Citigold Corporation Limited. No tax sharing agreement is in force.

NOTES TO THE FINANCIAL STATEMENTS

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	2003 $
6 EARNINGS PER SHARE			
Weighted average number of ordinary shares used in the calculation of basic earnings per share		356,063,782	316,800,625
Options on issue at 30 June treated as potential ordinary shares		13,000,000	26,213,485
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share		369,063,782	343,014,110
Adjusted net loss used in calculating basic and diluted earings per share		4,847,710	3,684,306

Further details of these securities are contained in Note 16.

Since 30 June 2004 a total of 17,833,571 ordinary shares of the company have been subscribed for under a share purchase plan.

	Note	Economic Entity 2004 $	2003 $	Parent Entity 2004 $	2003 $
7 CASH ASSETS					
Cash		717,188	554,247	664,856	552,968
		717,188	554,247	664,856	552,968
8 RECEIVABLES					
Current					
Trade debtor (wholly owned subsidiary)		0	0	1,774,000	1,254,000
Loans receivable		0	0	0	0
Security bonds		25,224	10,100	17,934	10,100
Prepayments		2,310	2,310	2,310	2,310
Amounts receivable from wholly owned subsidiaries		0	0	178,828	0
Amounts receivable from partly owned subsidiaries		0	0	7,776	0
		27,535	12,410	1,980,849	1,266,410
9 INVESTMENTS					
Investment in listed company at valuation		5,801,678	0	0	0
Less: Provision for diminution in value		(249,416)	0	0	0
		5,552,262	0	0	0

The investment in the listed company consists of shares in Citigold Corporation Limited held by Great Mines Limited and Charters Towers Mines Pty Limited.

	Note	Economic Entity 2004 $	2003 $	Parent Entity 2004 $	2003 $
10 INVENTORIES					
Current					
Spare parts and stores - at cost		431,078	431,078	431,078	431,078

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
11 PROPERTY, PLANT AND EQUIPMENT					
Exploration, Evaluation and Development expenditure					
Costs brought forward in respect of areas of interest:		31,006,093	29,611,092	30,750,371	29,611,092
Costs incurred in period		1,339,074	1,395,001	1,339,074	1,139,279
Costs written off during period		(100,407)	0	(100,407)	0
		32,244,760	31,006,093	31,989,038	30,750,371
Less: Accumulated amortisation		(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Total exploration, evaluation and development expenditure		31,101,772	29,863,105	30,846,050	29,607,383

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Mining Tenements - at independent valuation					
Independent valuation brought forward		12,644,625	12,644,625	12,644,625	12,644,625
Cost of tenements acquired during the year		5,085,300	0	0	0
		17,729,925	12,644,625	12,644,625	12,644,625
Net revaluation increment		0	0	0	0
Less: Accumulated amortisation		0	0	0	0
Total mining tenements		17,729,925	12,644,625	12,644,625	12,644,625
Freehold Land and Buildings - at directors' valuation					
Carrying amount at beginning of year		518,548	518,548	518,548	518,548
Acquired in year		0	0	0	0
Carrying amount at end of year		518,548	518,548	518,548	518,548
Plant and Equipment					
Carrying amount at beginning of year		6,472,977	7,293,008	6,468,304	7,288,009
Additions during year		293,224	56,381	258,072	56,381
Disposals during year		0	0	0	0
Less: depreciation charged in year		(808,787)	(876,412)	(808,787)	(876,086)
Carrying amount at end of year		5,957,414	6,472,977	5,917,589	6,468,304
Carrying amount at end of year		5,957,414	6,472,977	5,917,589	6,468,304
		55,307,659	49,499,255	49,926,812	49,238,860

All Property, Plant and Equipment except exploration, evaluation and development expenditure was independently revalued to fair value as at 30 June 2002.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
11 PROPERTY, PLANT AND EQUIPMENT continued					
PROPERTY, PLANT AND EQUIPMENT CARRYING VALUES					
Exploration, Evaluation and Development expenditure at cost		32,244,760	31,006,093	31,989,038	30,750,371
Less: Accumulated amortisation		(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Carrying value at 30 June		31,101,772	29,863,105	30,846,050	29,607,383
Mining Tenements at Fair Value		17,729,925	12,644,625	12,644,625	12,644,625
Less: Accumulated amortisation		0	0	0	0
Carrying value at 30 June		17,729,925	12,644,625	12,644,625	12,644,625
Freehold Land and Buildings at Directors Valuation		518,548	518,548	518,548	518,548
Less: Accumulated depreciation		0	0	0	0
Carrying value at 30 June		518,548	518,548	518,548	518,548
Plant and Equipment at Fair Value		7,642,871	6,472,977	7,602,490	6,468,304
Less: Accumulated depreciation		(1,685,457)	0	(1,684,901)	0
Carrying value at 30 June		5,957,414	6,472,977	5,917,589	6,468,304
Total Carrying value		55,307,659	49,499,255	49,926,812	49,238,860
12 OTHER ASSETS: NON-CURRENT					
Security deposit against restoration costs lodged with Department of Natural Resources and Mines		504,257	500,304	500,304	500,304
Investments in subsidiary companies at cost		0	0	10,597,477	3
Total other assets - non-current		504,257	500,304	11,097,781	500,307
13 PAYABLES:					
CURRENT					
Trade creditors		1,139,513	533,768	974,893	351,687
Sundry creditors and accrued expenses		1,092,530	725,789	1,091,687	727,976
Amounts payable to wholly owned subsidiaries		0	0	254,878	0
Amounts payable to partly owned subsidiaries		0	0	132,044	0
		2,232,043	1,259,557	2,453,501	1,079,663
NON-CURRENT					
Amounts payable to wholly owned subsidiaries		0	0	0	210,003

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
14 INTEREST-BEARING LIABILITIES					
CURRENT:					
Unsecured liabilities Bank overdraft		0	0	0	0
Loans from director		333,238	103,238	333,238	103,238
Loans from specified director related entities		37,070	59,664	14,664	59,664
Loans from other related parties		0	0	0	0
Loans from unrelated parties		0	83,044	0	83,044
		370,308	245,946	347,902	245,946
Secured liabilities					
Loans from unrelated parties		7,490,514	7,490,514	7,490,514	7,490,514
Lease Liabilities		45,993	4,336	45,993	4,336
		7,536,506	7,494,850	7,536,506	7,494,850
		7,906,814	7,740,795	7,884,408	7,740,795
NON CURRENT:					
Unsecured liabilities Convertible Notes		1,661,500	0	1,661,500	0
		1,661,500	0	1,661,500	0
Secured liabilities Lease Liabilities		60,500	13,708	60,500	13,708
		1,722,000	13,708	1,722,000	13,708

Security for loan facility
The unrelated party loan facility extended to the company is secured by:

(i) a first registered fixed and floating charge over all assets and undertakings of the company; and
(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
15 PROVISIONS: CURRENT				
Employee entitlements	220,422	137,851	158,845	137,851
Share Purchase Plan Refunds (refer note 16)	0	57,354	0	57,354
	220,422	195,205	158,845	195,205

At 30 June 2004 the economic entity and the company had 16 equivalent full time employees (2003: 15)

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
PROVISIONS: NON - CURRENT				
Restoration, rehabilitation and environmental	500,304	500,304	500,304	500,304
Employee entitlements	29,860	0	29,860	0
	530,164	500,304	530,164	500,304

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal amount held by the Queensland Department of Natural Resources and Mines.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Parent Entity 2004 Shares	Parent Entity 2003 Shares	Parent Entity 2004 $	Parent Entity 2003 $
16 CONTRIBUTED EQUITY				
(a) Issued share capital Ordinary shares	418,672,412	317,013,299	68,373,305	55,052,965

(b) Movements in contributed equity of the company during the year ended 30 June 2004 were as follows:

Date	Details	Number of Shares	Issue / (Buy back) Price	$
	Taken to account at 30 June 2003 under share purchase plan. Shares subsequently issued in July 2003.	(526,407)		
23-July-2003	Conversion of options	435,500	8 Cents	$34,840
23-July-2003	Ordinary shares issued	9,531,444	12 Cents	$1,143,773
25-August-2003	Conversion of options	300,000	10 Cents	$30,000
25-August-2003	Conversion of options	265,000	8 Cents	$21,200
02-October-2003	Conversion of options	1,757,336	8 Cents	$140,587
29-October-2003	Ordinary shares issued	1,066,008	8 Cents	$85,281
08-December-2003	Conversion of options	2,309,477	8 Cents	$184,758
08-December-2003	Conversion of options	30,000	8 Cents	$2,400
20-January-2004	Conversion of options	3,920,000	8 Cents	$313,600
12-March-2004	Ordinary shares issued	73,086,027	Scrip for Scrip	$10,597,474
19-March-2004	Ordinary shares issued	5,282,301	18 Cents	$950,814
02-April-2004	Ordinary shares issued	136,020	18 Cents	$24,484
02-April-2004	Conversion of options	1,040,000	8 Cents	$83,200
08-June-2004	Conversion of options	2,500,000	10 Cents	$250,000
	Capital raising costs allocated against contributed equity			($15,664)
Total movement for year ended 30 June 2004		101,659,113		$13,320,340
Balance at 30 June 2004	418,672,412	0		$68,373,305

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Parent Entity 2004 $	Parent Entity 2003 $
16 CONTRIBUTED EQUITY continued		
OPTIONS FOR ORDINARY SHARES		
(a) The terms, amounts and number of ordinary shares of the company reserved for issuance under options and sales contracts are as follows:		
1. Number of 15 cent options on issue at 30 June, each convertible into one ordinary share	13,000,000	13,000,000
Exercise price	15 cents	15 cents
Expiry date	1 Jan 2005	1 Jan 2005
2. Number of 8 cent options on issue at 30 June, each convertible into one ordinary share		9,913,485
Exercise price		8 cents
Expiry date		9 Dec 2003
3. Number of 8 cent options on issue at 30 June, each convertible into one ordinary share		1,070,000
Exercise price		8 cents
Expiry date		17 March 2004
4. Number of 10 cent options on issue at 30 June, each convertible into one ordinary share		2,800,000
Exercise price		10 cents
Expiry date		30 May 2004

(b) Movements in the company's share options during the year ended 30 June 2004 were as follows:

Date	Details	Number of Options	Price	$
23-July-2003	Conversion of Options expiring 9 December 2003	435,000	8 Cents	34,800
25-August-2003	Conversion of Options expiring 30 May 2004	300,000	10 Cents	30,000
25-August-2003	Conversion of Options expiring 9 December 2003	265,000	8 Cents	21,200
02-October-2003	Conversion of Options expiring 9 December 2003	1,757,336	8 Cents	140,587
29-October-2003	Conversion of Options expiring 9 December 2003	1,066,008	8 Cents	85,281
08-December-2003	Conversion of Options expiring 9 December 2003	2,309,477	8 Cents	184,758
08-December-2003	Conversion of Options expiring 17 March 2004	30,000	8 Cents	2,400
09-December-2003	Lapse of Options expiring 9 December 2003	160,664	8 Cents	0
20-January-2004	Conversion of Options expiring 9 December 2003	3,920,000	8 Cents	313,600
02-April-2004	Conversion of Options expiring 17 March 2004	1,040,000	8 Cents	83,200
08-June-2004	Conversion of Options expiring 30 May 2004	2,500,000	10 Cents	250,000
		13,783,485		1,145,826
Number of options on issue at 30 June 2004, each convertible into one ordinary share:				
Exercise price 15 cents, expiry date 1 January 2005		13,000,000		

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
17 RESERVES					
(a) Composition:					
Asset revaluation reserve		12,024,824	12,024,824	12,024,824	12,024,824
Capital profits reserve		571,430	571,430	0	0
		12,596,254	12,596,254	12,024,824	12,024,824
(b) Movements:					
Asset revaluation reserve					
Balance at beginning of year		12,024,824	12,024,824	12,024,824	12,024,824
Balance at end of year		12,024,824	12,024,824	12,024,824	12,024,824
Capital profits reserve					
Balance at beginning of year		571,430	571,430	0	0
Balance at end of year		571,430	571,430	0	0

(c) Nature and purpose of reserves

Asset Revaluation
The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital profits
Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve. Refer to accounting policy Note 1(c).

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
18 ACCUMULATED LOSSES				
Accumulated losses at beginning of year	(26,361,494)	(22,677,188)	(24,827,847)	(22,947,055)
Net loss for the year	(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Accumulated losses at the end of the year	(31,209,204)	(26,361,494)	(29,045,671)	(24,827,847)

19 COMMITMENTS FOR EXPENDITURE

Finance Lease Commitments

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Payable:				
- not later than one year	57,180	6,499	57,180	6,499
- later than one year but not later than five years	66,660	16,247	66,660	16,247
Minimum lease payments	123,840	22,746	123,840	22,746
Less future finance charges	(17,347)	(4,702)	(17,347)	(4,702)
Total lease liability	106,493	18,044	106,493	18,044

The finance leases commitments are for finance leases over office equipment, motor vehicles and portable items of plant. The leases are on normal commercial terms and conditions and are for terms of between one and four years.

Exploration expenditure commitments
The economic entity and the parent entity have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Payable:				
- not later than one year	231,000	290,000	231,000	290,000
- later than one year but not later than five years	972,000	1,173,000	972,000	1,173,000
	1,203,000	1,463,000	1,203,000	1,463,000

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Operating lease commitments					
Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements					
Payable:					
- not later than one year		36,787	28,829	35,901	28,829
- later than one year but not later than five years		0	29,982	0	29,982
		36,787	58,811	35,901	58,811

The general terms of the operating lease commitments disclosed above are:

i. a non - cancellable property lease with an term of 3 years, of which 1 year remains. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non - cancellable leases for rental of office equipment with initial terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

20 POST BALANCE DATE EVENTS

In July 2004 the economic entity offered existing shareholders the opportunity to participate in a share purchase plan and acquire ordinary shares at 12 Cents. The offer closed on 31 August 2004. Total funds raised, before costs, were $2,140,000. The financial effect of the share purchase plan has not been brought to account in the financial statements.

The unrelated party loan facility of $7,490,514 (refer Note 14) has been extended to 31 March 2005.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

21 RELATED PARTY DISCLOSURES

i. Directors

The names of persons who were directors of Citigold Corporation Limited at any time during the financial year are as follows: J.J.Foley, M.J.Lynch,GJ Barns (resigned 26 May 2004) and Dr P Blood (appointed 26 May 2004).

ii. Remuneration of specified directors and specified executives

Specified Directors		Primary Salary and Fees $	Non-Monetary $	Super-annuation $	Post Employment Retirement Benefits $	Equity Options $	Other $	Total $
M.J Lynch -	2004	182,000	16,670	16,380 0	0	0	0	215,050
Managing Director	2003	182,000	9,711	16,380	0	0	0	208,091
J.J Foley -	2004	35,000	0	3,150	0	0	0	38,150
Non Executive Chairman	2003	35,000	0	3,150	0	0	0	38,150
G.J Barns -	2004	27,891	0	2,510	0	0	0	30,401
Non Executive Director	2003	30,000	0	2,700	0	0	0	32,700
Dr P.B Blood -	2004	0	0	0	0	0	0	0
Non Executive Director	2003	0	0	0	0	0	0	0
Total Remuneration	2004	244,891	16,670	22,040	0	0	0	283,601
Specified Directors	2003	247,000	9,711	22,230	0	0	0	278,941

Specified Executives		Primary Salary and Fees $	Non-Monetary $	Super-annuation $	Post Employment Retirement Benefits $	Equity Options $	Other $	Total $
R.J Shand -	2004	85,000	1,992	7,650	0	0	0	94,642
Company Secretary	2003	65,000	1,992	5,850	0	0	0	72,842
C.A.J Towsey -	2004	110,873	7,190	9,979	0	0	0	128,042
Chief Operating Officer	2003	110,873	8,839	9,979	0	0	0	129,691
R.P Russell -	2004	90,154	0	8,114	0	0	0	98,268
Corporate Accountant	2003	80,000	0	7,200	0	0	0	87,200
J.F Lynch -	2004	115,540	7,214	10,399	0	0	0	133,153
Site Senior Executive	2003	105,000	7,158	9,450	0	0	0	121,608
R.J Morrison -	2004	109,080	0	7,718	0	0	0	116,798
Exploration Manager	2003	101,180	0	7,718	0	0	0	108,898
Total Remuneration	2004	510,647	16,396	43,859	0	0	0	570,902
Specified Executives	2003	462,053	17,989	40,197	0	0	0	520,239

The remuneration of directors and executives is reviewed and set annually by the remuneration committee having regard to performance, relevant comparative information and independent expert advice. Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations. The remuneration of non-executive directors is determined by the board of directors within the maximum amount approved by the shareholders from time to time as set out in the parent entity's constitution.

iii. Ultimate controlling Company

In the opinion of the Directors at 30 June 2004 the ultimate controlling company of the group was Citigold Corporation Limited, a company incorporated in Australia.

Controlled Entities

The group consists of Citigold Corporation Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd, Gold Projects Pty Ltd, Great Mines Limited, Deeprock Mining Pty Limited, Charters Towers Mines Pty Limited and Charters Towers Gold FZCO. Details in relation to these controlled entities are set out in Note 22.

21 RELATED PARTY DISCLOSURES continued

iv. At balance date the parent entity had the following aggregate amounts payable and receivable to and from wholly owned subsidiary companies: Receivable - $1,952,828 ($1,254,000 at 30 June 2003); Payable - $254,878 ($210,003 at 30 June 2003). The balances represent interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

v. Directors' Equity Interests
As at 30 June 2004, the direct or indirect interest of directors of the parent entity (including interests held by directors personally related entities) in the equity instruments of the parent entity was as follows:

	Balance 01-July-2003	Received as Remuneration	Options Converted	Net change from other transactions	Balance 30-June-2004
Mr M.J Lynch	60,890,308	0	0	57,858,250	118,748,558
Mr J.J Foley	4,180,247	0	0	30,542,902	34,723,149
Mr G.J Barns	0	0	0	0	0
Dr P.B Blood	0	0	0	0	0

The net change from other transactions for Mr M.J Lynch includes 62,109,379 ordinary shares acquired by Mr M.J Lynch and his director personally related entities as a result of the scrip for scrip acquisition of Great Mines Limited by Citigold Corporation Limited (refer note 22(b)). At 30 June 2004 Great Mines Limited was a wholly owned subsidiary of Citigold Corporation Limited.

The net change from other transactions for Mr M.J Lynch and his director personally related entities includes 124,875 ordinary shares acquired for 12 cents by Mr M.J Lynch and his director personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for Mr J.J Foley and his director personally related entities includes a total of 30,795,902 ordinary shares in Citigold Corporation Limited held by Great Mines Limited and Charters Towers Mines Pty Limited. Mr J.J Foley is deemed to have an interest in those shares by virtue of being a director of those companies. At 30 June 2004 Great Mines Limited and Charters Towers Mines Pty Limited were subsidiaries of Citigold Corporation Limited.

All other dealings by directors and director personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

As at 30 June 2004, the direct or indirect interest of directors of the Company (including interests held by directors personally related entities) in the options to acquire ordinary shares of the parent entity was as follows:

	Balance 01-July-2003	Received as Remuneration	Options Converted	Net change from other transactions	Balance 30-June-2004
Mr M.J Lynch	8,000,000	0	0	0	8,000,000
Mr J.J Foley	5,000,000	0	0	0	5,000,000
Mr G.J Barns	0	0	0	0	0
Dr P.B Blood	0	0	0	0	0

The options held by directors and director related entities at 30 June 2004 were approved by shareholders at the annual general meeting on 14 December 2001.

The options are vested and are exercisible on 1 January 2005. No options were granted to, or exercised by directors during the reporting period or prior reporting period. Using the binomial method the options were valued at 4.2 cents at reporting date.

vi. Other Transactions of Directors and Director-Related entities
The father of a director, Mr M J Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Citigold Corporation Limited. The fees paid to Mr Lynch snr were based on normal commercial terms and conditions.
Mr JJ Foley is a director of Total Commitment Pty Limited and has the capacity to significantly influence decision making of that company. During the year ended 30 June 2004 Citigold Corporation Limited paid consultancy fees on normal terms and conditions to Total Commitment Pty Limited.

Mr G Foord, a director of Gold Management Pty Limited (a wholly owned subsidiary company) was paid consultancy fees on normal commercial terms throughout the year in his capacity as project manager of the Brilliant Gold Reef Project.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

21 RELATED PARTY DISCLOSURES continued

Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director-related entities:

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Caretaker and shareholder relation fees		66,000	48,000	66,000	48,000
Consultancy fees		270,000	270,000	270,000	150,000
Royalties and lease payments		70,000	120,000	70,000	120,000

During the year ended 30 June 2004 and 30 June 2003 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch) made short term unsecured loans to the company. These loans were made on normal commercial terms and conditions. The balances at 30 June were as follows:

Amount outstanding at 30 June to Directors and Director Related Entities

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Mr MJ Lynch		333,238	103,238	333,238	103,238
Mr JJ Lynch		9,664	9,664	9,664	9,664
Great Mines Limited		0	50,000	0	50,000

The aggregate interest expense for the year ended 30 June 2004 in respect of these loans was $27,467.51 (2003: $24,723)

vii. Specified Executives Equity Interests

As at 30 June 2004, the direct or indirect interest of the specified executives of the consolidated entity (including interests held by specified executives personally related entities) in the equity instruments of the Company was as follows:

	Balance 01-July-2003	Received as Remuneration	Options Converted	Net change from other transactions	Balance 30-June-2004
R.J Shand	0	0	0	29,675,596	29,675,596
C.A.J Towsey	82,000	0	0	79,750	161,750
R.P Russell	0	0	0	0	0
J.F Lynch	60,421,416	0	0	57,792,250	118,213,666
R.J Morrison	116,000	0	0	35,000	151,000

The net change from other transactions for J.F Lynch and his specified executive personally related entities includes 62,109,379 ordinary shares acquired as a result of the scrip for scrip acquisition of Great Mines Limited by Citigold Corporation Limited (refer note 22(b)).

The net change from other transactions for J.F Lynch and his specified executive personally related entities includes 124,875 ordinary shares acquired for 12 cents by executive personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for R.J Shand and her personally related entities includes a total of 29,675,596 ordinary shares in Citigold Corporation Limited held by Great Mines Limited . R.J Shand is deemed to have an interest in those shares by virtue of being a director of Great Mines Limited.

The net change from other transactions for C.A.J Towsey and his specified executive personally related entities includes 88,861 ordinary shares acquired for 12 cents by executive personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for R.J Morrison and his specified executive personally related entities includes 25,000 ordinary shares acquired for 12 cents by executive personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

All other dealings by specified executives and their personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

The following interests in the equity instruments of the parent entity are common to M.J Lynch (director, including his director personally related entities) and J.F Lynch (specified executive including his personally related entities) and are therefore duplicated in the directors interests and specified executives interests in equity instruments:

Balance at 1 July 2003	60,320,138
Net change from other transactions	57,792,250
Balance at 30 June 2004	118,312,388

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

22 INVESTMENT IN CONTROLLED ENTITIES

a) Controlled entities	Country of Incorporation	Class of Shares	Equity Holding 2004 %	Equity Holding 2003 %	Incorporated
Charters Towers Gold Pty Ltd	Australia	Ordinary	100	100	5th October 1995
Charters Technology Pty Ltd	Australia	Ordinary	100	100	13th January 2000
Gold Management Pty Ltd	Australia	Ordinary	100	100	28th January 2000
Gold Projects Pty Ltd	Australia	Ordinary	100	100	25th January 2000
Great Mines Limited	Australia	Ordinary	100	0	19th March 1984
Deeprock Mining Pty Limited	Australia	Ordinary	81.2	0	18th June 1984
Charters Towers Mines Pty Limited	Australia	Ordinary	91.5	0	14th March 1984
Charters Towers Gold FZCO	UAE	Ordinary	100	100	11th December 2002

b) Controlled entities acquired

On 31 January 2004 the parent entity acquired 100% of the share capital of Great Mines Limited for a purchase consideration of $10,597,474.

The purchase consideration was a scrip for scrip exchange with two shares in Citigold Corporation Limited shares being offered for three shares in Great Mines Limited.

At 31 January 2004 Great Mines Limited held 81.2% of Deeprock Mining Pty Limited and 91.5% of Charters Towers Mines Pty Limited.

23 FINANCIAL INSTRUMENTS

Consolidated

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	Fixed interest maturing in over 1 to 5 years $	Non-interest bearing $	Total $
2004						
Financial assets						
Cash assets	7	717,188	0	0	0	717,188
Security deposits	12	504,257	0	0	25,224	529,481
		1,221,445	0	0	25,224	1,246,669
Weighted average interest rate		5.00%				
Financial liabilities						
Payables	13	0	0	0	2,232,043	2,232,043
Interest-bearing liabilities	14	0	7,906,814	1,722,000	0	9,628,814
		0	7,906,814	1,722,000	2,232,043	11,860,858
Weighted average interest rate		8.02%				
2003						
Financial assets						
Cash assets	7	554,247	0	0	0	554,247
Security deposits	12	500,304	0	0	17,934	510,404
		1,054,551	0	0	17,934	1,064,651
Weighted average interest rate		4.33%				
Financial liabilities						
Payables	13	0	0	0	1,259,557	1,259,557
Interest-bearing liabilities	14	0	7,740,795	13,708	0	7,754,503
		0	7,740,795	13,708	1,259,557	9,014,060
Weighted average interest rate		7.06%				

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

24 SEGMENT INFORMATION

Business Segments - Primary reporting
The consolidated entity and the parent entity operate in the following single business segment:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield.

Geographical Segments - Secondary reporting
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

Primary consolidated segmental reporting

	Exploration and development		Unallocated		Consolidated	
	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$
External Revenue	989,366	35,120	0	12,955	989,366	48,075
Segment result	(4,847,710)	(3,013,546)	0	(670,760)	(4,847,710)	(3,684,306)
Segment depreciation and amortisation	(808,787)	(876,412)	0	0	(808,787)	(876,412)
Segment total other non-cash expenses	0	0	0	0	0	0
Segment assets	62,539,979	50,997,294	0	0	62,539,979	50,478,746
Segment liabilities	12,611,444	9,709,569	0	0	12,611,444	9,709,569
Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period	6,617,191	1,451,382	0	0	6,617,191	1,451,382

25 CONTINGENT LIABILITIES

During the accounting period the entity entered into an agreement with the trustee of an unrelated unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of any payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreements is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus $1 million.

26 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

DIRECTOR'S DECLARATION

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

The directors declare that the financial statements and notes are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

J J Foley
Director
September 30, 2004

M J Lynch
Director
September 30, 2004

NEXIA COURT &CO

NEXIA INTERNATIONAL

CHARTERED ACCOUNTANTS

ABN 71 502 156 733

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED

Level 29, Australia Square,
264 Geroge Street
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements (notes 1 to 26), and the directors' declaration for Citigold Corporation Limited (the "company"), for the year ended 30 June 2004. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controls.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Inherent Uncertainty regarding Continuing Operations

Under the terms of repayment, the loan of $7490513 by Princeton Economics International Ltd (in provisional liquidation) is due 31 March 2005. The total loan, as with operations generally, will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the loan will need to be refinanced, as will operations generally. The directors are confident there will be no shortfall.

As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company and hence the consolidated entity.

Audit Opinion

In our opinion, the financial report of Citigold Corporation Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

Partners

Stephen J Rogers
Ian D Stone
Stuart H Cameron
Paul W Lenton
Anthony Kalogerou
Neil R Hillman
Stephen W Davis
David M Gallery
Peter J Cowdroy
Robert A McGuinness
Kirsten Taylor-Martin
Andrew S Hoffmann
Graeme J Watman
David R Cust

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants
Sydney

Stuart H Cameron
Partner



CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

1. SHAREHOLDINGS AS AT 28 SEPTEMBER, 2004
Distribution of members and their holdings:

Number Held	Number of Shareholders Ordinary Shares*
1 - 1,000	1,214
1,001 - 5,000	1,345
5,001 - 10,000	987
10,001 - 100,000	2,331
100,001 and over	586
	6,463

* The number of shareholders holding less than a marketable parcel of $500 was 1,879 based on a market price of 17 cents at 28 September, 2004.

Name	Number of Shares	% of Issued Share Capital
James Joseph Lynch	68,534,983	15.70
Great Mines Limited	29,425,596	6.74
Underwriting and Mining Investment Corporation Pty Ltd	9,436,940	2.17
William Jangsing Lee	8,965,132	2.05
Mr Ian Robert McPherson & Mrs Ann		
Elizabeth McPherson (O'Malley Park a/c)	7,208,857	1.65
Rosa and Sons Investments Pty Ltd		
(Rosa & Sons Const S/Fund a/c)	6,075,382	1.39
Mr Sidney John Reynolds & Mrs Antoinette Marie Rees	5,803,500	1.33
John Francis Lynch	5,739,090	1.32
Miss Lily Lee	5,268,800	1.21
Parkes Holdings Pty Ltd	4,000,000	0.92
Prime Impact Pty Ltd	3,895,413	0.89
Westpac Custodian Nominees Ltd	3,376,102	0.77
Share the Dream Pty Ltd	3,034,866	0.70
JFO Investments Pty Ltd	3,021,984	0.69
Dr David Michael Wentworth Evans	2,918,291	0.67
ANZ Nominees Limited	2,841,305	0.65
Ms Joanne Christine Codling	2,468,291	0.57
Willan Holdings Pty Ltd (UT a/c)	2,210,891	0.51
Bevillesta Pty Ltd (Beville Exec Super Fund a/c)	2,122,436	0.49
Mrs Maria Szabo & Mr Gyula Szabo	2,000,000	0.46
	178,347,859	40.88

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

SUBSTANTIAL SHAREHOLDERS

Shareholders appearing on the Company's register of substantial shareholders as at 28 September, 2004 are as follows:

	Ordinary Shares	
	Number	Percentage
James Joseph Lynch	68,534,983	15.70
Great Mines Limited	29,475,596	6.74
Underwriting and Mining Investment Corporation Pty Ltd	9,936,940	2.17

Voting rights
The voting rights attached to each class of security are set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

2. CORPORATE GOVERNANCE
See the Corporate Governance section contained in the Annual Report.

3. OFFICES AND OFFICERS
For corporate directory details of offices and officers refer inside cover of the Annual Report.

4. RESTRICTED SECURITIES
At the time of this report there are 56,163,411 ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING
The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

6. SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST as at 28 September, 2004
The Charters Towers Gold Project is operated solely by Citigold Corporation Limited. The company has a 100% control of the following mining tenements held by the Charters Towers Gold Project:

EPM 8150	MDLA 251	ML 1432	ML 10048
EPM 8563	MDLA 252	ML 1433	ML 10050
EPM 8564	MDLA 267	ML 1472	ML 10091
EPM 10593	ML 1343	ML 1488	ML 10093
EPM 10861	ML 1344	ML 1490	ML 10193
EPM 11067	ML 1347	ML 1491	ML 10196
EPM 13106	ML 1348	ML 1499	ML 10208
EPM 13182	ML 1385	ML 1521	ML 10222
EPM 13453	ML 1387	ML 1545	MLA 10281
EPM 13931	ML 1398	ML 1548	MLA 10282
EPM 13932	ML 1407	ML 1549	MLA 10283
EPMA 14541	ML 1408	ML 1585	MLA 10284
EPMA 14542	ML 1409	ML 1586	MLA 10285
EPMA 11658	ML 1424	ML 1587	
EPMA 12085	ML 1428	ML 1735	
MDL 116	ML 1429	ML 10005	
MDL 118	ML 1430	ML 10032	
MDL 119	ML 1431	ML 10042	

ML Mining Lease
MDL Mineral Development Licence
EPM Exploration Permit Minerals
MLA Mining Lease Application
MDLA Mineral Development Licence Application
EPMA Exploration Permit Minerals Application

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

RESERVE AND RESOURCE CHANGES SINCE LAST YEAR'S REPORT

Resource Number	Resource Name	JORC Code Category	Change to Contained Ounces Au	Comments
C2	Sunburst	Inferred	42,852	Reworked to use 6 of 14holes (42.86%Payability) no top cut and no log-Probable DH Mean
C3&C26	Queen	Inferred	-45,731	Queen split into C03 (Queen West) and C26 (Golden Gate) and reworked
C5	Brilliant			
	East	Inferred	-311	Rounding error from split off of GML in 2003
C7	Caledonia			
	Extended	Inferred	-4,427	Revised post Significant Intercepts and Assay Grade methodology changes and redefined shapes.
C23	Columbia	Inferred	-5,859	Modified to match Significant Intercepts Table and include CTRC644
E1	Washington	Indicated	-1,296	
		Inferred	1,273	Resource down graded from Indicated to Inferred
E3	Warrior		2,520	
	East	Probable	163	New block model, and work on mining methodology for conversion to reserves. Inferred 25m radius WERC022 less part already in block model
E5	Washington South	Inferred	6,455	New resource based on 40m radius from 99WARC163
Overall Change in Resources		-6,736		
Overall Change in Reserves		2,520		

ASSESSMENT CRITERIA

1. SAMPLING TECHNIQUES AND DATA

Drilling techniques

Surface drilling was carried out by independent drilling contractors. From 2000 to 2004 the company used a number of different surface rigs for both Reverse Circulation (RC) and Diamond drilling. Diamond core tails were drilled from some RC holes to test ore zones. Drilling within the Central (City) urban area was undertaken using a quiet electro-hydraulic LM110 drill rig drilling HQ and NQ core.

Logging

All drill core and RC chips were logged on site by university degree-qualified geologists, (most with two or more years experience). Drill core is photographed and geotechnically and structurally logged. Base of oxidation and, where possible, depth to water was recorded for all holes.

Drill sample recovery

Reverse circulation sample recoveries were estimated by bag volumes, and recoveries generally exceeded 90% in the mineralised zones of most holes. Diamond-drill core recovery was measured by tape from drillers' blocks and usually exceeded 95% through the mineralised zones.

Other sampling techniques

Previous costean, stope and development sampling was by hammer, or hammer & chisel channel sampling averaging 2.5 kg samples of mineralised material. Individual lode splits and alteration zones were usually sampled separately. Standard sampling procedures were established.

Sub-Sampling techniques and sample preparation

Reverse circulation (RC) drill holes were sampled every metre by collection of the sample in a dust suppressed cyclone. RC drilling samples were normally 3 to 5 kg sub-sampled either by riffle splitting, or systematic spear sampling. Riffle split ratios were normally 25:75. This procedure splits the sample down to sub samples of 5kg or less. Normal RC drilling procedure was for the drilling bit to be lifted off the bottom of the hole and the hole blown clear between adjacent sample runs at the end of each 6m rod. As a general rule 5m spear samples were composited from the bulk bags and sent for assay. Individual 1m samples for any anomalous composite assay zones, and any specific intervals chosen by the geologists were also sent for assay.

Diamond-drill core samples were cut by diamond-saw with half-core samples assayed of discreet geological intervals. These typically produce 0.6kg of sample per 0.1 m of NQ size half core. Alteration zones were sampled separately from vein material. Diamond drill core sizes were usually NQ (48mm diameter core).

EXPLANATORY NOTES

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Quality of assay data and laboratory tests

The samples were assayed in 2000-2004 by commercial laboratories using 50g fire assays on 200g sub-samples riffle-split from dried crushed primary samples. The entire sample was pulverised to a nominal 85% of –80 mesh (75 micron) before splitting out the sub-sample. Assay blanks and standards were run by the commercial laboratories as part of their quality assurance procedures, usually two standards, five replicates and one reagent blank in every batch of 50 or 84 samples. The standards & blank are for internal use and depending on the laboratory, may not have been routinely reported to the client unless requested. Replicate (repeat) assays were reported to the company. At times all samples returning an initial assay greater than 1 g/t Au have been re-assayed. Inter-laboratory comparisons are run periodically which indicate an assay precision of better than ±15% of the mean. Duplicate samples have a precision of ±10%, which is within normal limits.

Assay grades, and therefore any estimate of contained ounces, should be regarded as ±10%. Lead assays, useful as an indicator of gold mineralisation in the Charters Towers field, were determined by commercial laboratories, using a perchloric acid digest and flame AAS method. More recent work has shown the value of additional element assay in the search for mineralised zones. Since 1999 routine multi-element ICP analyses using aqua regia digest have been undertaken to assist definition of mineral zonation and to investigate any high sulphide areas. Previous auger samples were assayed for low level detection gold by solvent extraction graphite furnace AAS on 50g samples digested in aqua regia. A number of samples, both from drilling and field sampling were also assayed, using ICP for a range of other elements, 7 to 36 depending on the sample. Where more precise multi-element assays were required a four acid "near total" digestion is used, HF-HNO3-HClO4 acid digestion and HCl leach.

Verification of sampling and assaying

Samples were gathered in the field or at the rig by a geologist and a geological technician. RC drill samples are riffle split at the rig by the independent drilling company's driller's offsider and company field technicians. Diamond-drill core was cut at the company's core yard at Nagle Street. Samples were bagged on site and then transported to a commercial laboratory in Townsville. Assaying was done by the commercial laboratory and results sent to the company by email, fax, and mail. The supervising and senior geologists made regular visits to drilling sites, to ensure correct sampling procedures were being followed. Twinning and wedging of drill holes was not done on a regular basis, although it has been carried out locally, especially in areas where mineralisation was confidently expected but returned low assays. Anomalous samples were re-sampled where required following further inspection by the project geologist.

Location of data points

During the period 2000-2004, drill collars were picked up by either a professional surveyor, or by differential Global Positioning System (DGPS) receivers. Some holes prior to 2000 were picked up by standard GPS receivers with a claimed precision of 3 to 10m. All diamond and most RC drill holes post 2000 were surveyed downhole for azimuth and dip by borehole camera at 30 or 50m intervals. All recent City area core was oriented with core orientation devices supplied by the drilling contractor. Mine sample points were located by tape (or laser survey) and compass from surveyed pins. Old Imperial mine plans were drawn up between 1870 and 1917 by licensed mining surveyors, and old records indicate a survey closure error of less than 1 in 5000 (i.e. ±200mm in one kilometre) in chainage and, in the bearings, less than one minute of arc per 1,000' of underground survey (i.e. ±292mm offset in one kilometre). Measurements plotted on the old plans are reported to one decimal of a foot and one minute of arc. Results used from these plans, when checked against recent survey work, have been within acceptable limits. All post 2002 rock chip and soil sample locations have been located by 12 channel GPS or by DGPS. Previous sample locations were mostly with reference to surveyed field grids.

Data density

Exploratory drilling during the last 2 years has mainly been on a prospect scale, with 2 or more holes at approximately 50m spacing on section lines approximately 200m apart. Earlier drilling targeted known vein systems outlined by surface outcrop mapping, old mine plans, costeaning and pickups of old shafts and prospecting pits. Holes were spaced at intervals of 100m to 500m apart where the vein system was confidently expected. Underground drilling was on nominal 50m spacing from the Central Decline. The Warrior East Ore Reserve was estimated based on holes at nominal 25m centres.

Audits or reviews

Assay duplicate precision has been audited and found to be within ±10% of the mean value, which is within acceptable limits for commercial assays. Selective re-assay of samples was undertaken following inspection of results where particularly high or anomalous assays were noted. Assay results were reviewed statistically, by cumulative frequency plots and histograms, and log normality of data sets was established for the mineralised zones. The database has been audited by two independent consultants. A masters thesis is currently being undertaken reviewing the assay data statistics in a number of areas.

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

2. ESTIMATION AND REPORTING OF MINERAL RESOURCES

Mineral tenement and land tenure status

The company owns, controls, or has under application, 57 Mining Leases, Mineral Development Licences and Exploration Permits Minerals. The tenements are professionally managed by Tenement Administration Services (TAS), based in Brisbane, who issue a monthly tenement update. Tenements were audited in May 1998 by KPMG, and declared by KPMG to be in good standing with all necessary operating permits in place, including the Environmental Management Overview Strategy (EMOS). All granted tenements are worked under current Environmental Authorities All tenements are either granted with expiry dates beyond June 2004, or have had renewal applications lodged and are awaiting State Government Department approval.

Native title is believed to be extinguished under the existing granted Mining Leases and Mineral Development Licences. The Exploration Permits cover leasehold, Miner's Homestead Perpetual Leases and freehold land. The majority of the Mineral Resources listed in this report are under granted Mining Leases. There is a reasonable expectation that necessary approvals will be received to develop prospects under Exploration Permit. Native title status is being investigated but is not seen as an inhibiting factor for future mining. Negotiations are currently under way with Native Title claimants in the area to expedite current and future tenement applications.

Exploration undertaken by other parties

The drilling database includes:

- 1993 Mt Leyshon Gold Mines Ltd extensions to CRA diamond drill holes in the Central 3 and Central 5 areas.
- 1991 Diamond and RC drilling by PosGold in a joint venture with Charters Towers Mines NL that covered the Central 8 and Central 7 areas.
- 1981-84 Diamond-drilling by the Homestake/BHP joint venture on the Central 1 area,
- 1975, 1981-82, and 1987 Diamond and RC drilling on Central 2 and 3 on the Sunburst leases by A.O.G., CRA and Orion respectively.

Much of the diamond-drill core from these programs is held by the company at the Citigold processing plant site and the Nagle Street core yard. This core is available for re-assaying and re-logging. A large library of RC drill hole cuttings is similarly available at the Nagle St core yard.

Geology

The mineralisation included in the Mineral Resource estimate is of the Charters Towers type, comprising mesothermal narrow veins of quartz containing gold and sulphide minerals including galena, sphalerite and pyrite. The veins are usually less than one metre thick, but have strike lengths of from several hundred metres and up to two kilometres in the Central area. The Central lodes have been mined down dip for up to 928 metres (vertically). Host rocks for the mineralisation are the Towers Hill Granite, the Hogsflesh Creek Granodiorite, the Alabama Diorite and the Millchester Creek Tonalite of Ordovician and Devonian ages. Minor mineralisation also occurs in the Neo-Proterozoic Charters Towers Metamorphics.

Database Integrity

All drill hole assay data received from the laboratories by e-mail was loaded directly into spreadsheets without any retyping. These files were then uploaded to the database via Surpac, while the original e-mailed assay file was retained. Surpac runs an automatic validation procedure to ensure there are no double entries for sample numbers or overlapping of downhole intervals and prints an error report for any problems found. For drill holes, a hole path was plotted with assay data and visually scanned. The first assay received was normally accepted and subsequent repeat and check assays were used for QA/QC evaluation. However if a major discrepancy was noted between the first and subsequent assays a decision was made whether the original assay was used for resource estimation, or whether the first duplicate assay or an arithmetic average of all duplicate results was used. Drill hole collar coordinates and downhole surveys were entered manually by one geologist and then cross-checked by another, then a hole path was plotted and examined. Assay data was validated by plotting and checking against assay sheets if data was manually entered, and hole collars and paths were validated by plotting in plan and section to ensure coordinates have been accurately entered. Data entered since mid 1998 is regarded as accurate. Validation of earlier data is continuing as required.

Geological interpretation

Geological interpretation is normally based on detailed 1:5,000 or 1:2,000 scale geological mapping controlled by surveyed grid, interpretation of detailed aeromagnetic data, aerial photo interpretation and published geological maps and reports from government sources. Old mine plans at 1":40' (1:480) have been digitised, showing detailed workings and stopes down to a local maximum 928m vertical depth. Most of the historic workings were driven on lode. Grades within the ore shoots were highly variable and were selectively mined prior to 1917 above a cut off estimated at about 9 metre-grams/tonne. No mining by averaging of grades was attempted, and blank zones (less than 9 m*g/t) made up about 30% of the lode. Modern mining practices will average grades over larger areas at a lower cut off grade. The presence of cross-veins, sub-parallel to the main direction of drilling and small isolated pods of high-grade material, will probably result in some mineral resource estimates being conservative. Geological interpretation of drilling results was based on interpolation between holes and old workings, from detailed mine maps. Relogging was undertaken where uncertainties were encountered.

EXPLANATORY NOTES

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Estimation and modelling techniques

Where drilling is widely spaced, estimation has been done by 3D long-section methods using Surpac. The boundaries were extended to half the distance between holes up to a maximum of 100m away from the hole. Where more than 30 assay values were available, a cumulative frequency plot has been used to confirm log-normality in metre-grams/tonne.

Where data densities were greater, the ore bodies were modelled in Surpac and wire-framed to create geological solids (digital terrain models or DTM's) within which a block model was constructed. Block dimensions vary with the particular deposit. Blocks which cross the DTM boundary were clipped and constrained within the DTM. More recent work involved the use of variograms, kriging and indicator kriging. Kriging can tend to smear values across the hangingwall and footwall so geological boundaries were tightly constrained. If boundaries are not constrained it can lead to overestimation of tonnage, dilution of grade and creation of false ore blocks outside the vein. For these reasons the Block Model has been oriented to the nominal structure and the block size was based on the width of the ore body.

The Warrior East orebody was modelled using indicator kriging to distribute grades inside a rotated model. The minimum block size for the resource model is 1m x 1m x 0.5m and the grade has only been interpolated within a (3DM) wire frame of the structure. Only the grades that fell within the wire frame were used in the interpolation. The resources were then calculated using drillhole assays to bulk the sample to 1m true width, or where assaying of the entire 1m width was not undertaken, dilution was added at an assumed grade of zero g/t Au .

Geostatistical analysis was undertaken in 1998 by external consultants on the No.2 Cross Vein, a zone mined from the Central Decline in the City. This used 1,549 channel face samples from underground development and stopes 1. The intersections were converted to metal accumulations, grade x width (metre-grams/tonne), and log variograms were used to estimate spatial continuity. These gave a nugget effect of between 0.3 and 0.4 (within normal expectation), a strike continuity between 80∞ and 100∞ and a continuity range of 17m in this direction. The shortest range was found to be perpendicular to the strike and is 2m. The statistics indicated an average width of 0.4-0.5m. The grade continuity of 17m is less than the width continuity of 25m. The average diluted grade at 1.2m width was between 3.92 and 4.20 g/t. A masters thesis further reviewed the variography in 2001. A second masters thesis is underway with emphasis on implications for future sample program design to meet various JORC Code resource category requirements.

Factors Used in Mineral Resource Estimation

Charters Towers gold was produced from sulphidic quartz reef ore shoots within sheet-like mineralised fissures (lodes). Fissures often contained more than one shoot. There is good geological continuity of the mineralised fissures, relative homogeneity of the host granitoids, and a consistent structural control on the mineralisation. The whole system appears to have opened up in one geological mineralising event.

Due to the wide spaced nature of the drilling in the central area Citigold has used payability factors to estimate the proportion of the mineralised fissures that were economically mined. The factors are based on the assumption that ore shoots on individual fissures will repeat at depth in the same proportion as that which occurred in the historically explored and mined area underground. To establish this, the old mined (stoped) ore shoots were compared to the area of the fissure outlined and explored underground by many kilometres of sinking and driving on lode. Extensions to the mineralised fissures have been defined by drilling, and tonnages of resources estimated by applying the payability factor to estimate the proportion of the fissure that is likely to be mined. Such payability factors are commonly used in other narrow sheet-vein mining operations in Africa, Australia and Fiji with good correlation between estimates and actual production.

The drill intersections, when converted to grade-width intervals in metre-grams of gold per tonne (m*g/t Au), show a logarithmic distribution. In most cases, if an arithmetic average is used an incorrectly low estimate of grade is often obtained because of the predominance of low tenor, near modal values. Incorrectly low estimates are also obtained if a severe or arbitrary top cut is applied to assays. Where drilling data is relatively sparse, grade was estimated partly on the statistical logarithmic distribution of deep drill intersections, and partly on in-block drill intersections. Grades above the cut-off were partitioned to get the average grade to apply to the tonnages defined by the payability factors, using the methods outlined in Sinclair (1976), Krige (1977), Storrar (1981) and Wellmer (1988). The method used at Charters Towers has been audited and accepted by external independent consultants.

References:

Krige D G, 1977. Applications of statistics in ore valuation in South Africa. AMF Workshop Course Notes 83/77. AMF, Adelaide (Unpubl.)

Sinclair, A J, 1976. Applications of probability graphs in mineral exploration, Assoc. Expl. Geochemists; Special Volume 4. ProPrinters BC Ltd, Vancouver.

Storarr, C D, 1981. South African Mine Valuation. Chamber of Mines of South Africa, Johannesburg.

Wellmer, F-W, 1998. Statistical Evaluations in Exploration for Mineral Deposits. Springer-Verlag, Berlin Heidelberg.

Morrison R J, Storey N J M, & Towsey C A J, 2004. Management of Geological Risks associated with Quartz Reef Gold Deposits, Charters Towers, Queensland. EGRU Contribution No. 62, James Cook University, Townsville Qld.

EXPLANATORY NOTES

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Cut-off grades

For Mineral Resources estimates of potential open pit mineable mineralisation, a metal accumulation cut-off of 1 or 1.5 metre x g/t Au was used (mineralisation above 100m vertical depth). For potential underground mineable mineralisation a metal accumulation cut off of and 4 or 5 ETW (estimated true width) metre x g/t Au was used (typically mineralisation below 100m vertical depth). Assays were converted to metal accumulations (ETW metre x g/t Au) where the assay interval is less than one metre, as the minimum mining width is expected to be in the order of one metre.

External consultants in early 1998 quoted a breakeven grade of 4.4g/t Au (excluding capital development) based on a gold price of Aus$444/oz (US$300 and 0.675c exchange rate) for underground fill mining. A later estimate of cut-off grade for underground longhole stoping was 5.3g/t based on $68/t ROM mining cost (including processing and transport), 92% mill recovery, 1.6% gold royalty, and an Aus$444/oz gold price. At 95% mill recovery the cut-off grade would be 5.1 g/t. The current gold price of Aus$555/oz (August2004) would further reduce this breakeven grade to approximately 4.1g/t.

Later work by Citigold suggests a breakeven of 6 g/t for the City Lodes in areas close to the Central Decline. For the Central (City Lode) areas, a metal accumulation cut-off of 4 m.g/t Au was used for Mineral Resource estimation so as to minimise exclusion of blocks with potential for future economic extraction. More recent calculations for the Warrior East Orebody were based on a gold price of Aus$542/oz, $64.50/t ROM mining cost, 95% mill recovery and 3% royalty concluded that the cut off grade should be 4.0.g/t Au on designed stope blocks. This leads to a break even (head) grade of 6.07 g/t Au. The resource cut-off grade used for reporting this deposit was 2 g/t Au. This was due to the methodology of defining stope blocks then calculating the grade for that stope block from the resource block model. This results in inclusion of lower grade resource material in the vicinity of higher grade material within a reserve block and the exclusion of some higher grades isolated in lower grade areas.

Mining factors

In the City underground areas, mining of planar bodies is expected to be by longwall (breast mining) methods, on 20m x 20m panels in the plane of the lode where the lode dips at less than 45 degrees. Ground support is planned by timber or steel props with hydraulically activated pressure caps. Blast holes are planned to be drilled by a water-driven, raise-climbing mechanised stope drills. Ore will be washed from the stopes with low volume high-pressure water. Haulage is planned to be by diesel load-haul-dump units on levels, tramming back to trucks hauling up a decline shaft or via a suspended conveyor system in the decline. Where vein dips are steep enough for ore to run under gravity, mining will be by longhole open stoping, with mucking and haulage as above. Stope fines will be washed into drains and sumps from which the sludge will be pumped or vacuumed out for milling. Open pit mining will be by conventional selective drill & blast with 6m or 3m benches.

The Warrior East orebody is now planned to be mined on 10m x 10m panels utilising longhole open stoping, with mucking and haulage as above.

Metallurgical factors

Metallurgical recovery factors used are the same as previously achieved on the main (City) workings within the Charters Towers Central field, and similar to those experienced through processing ore from the Stockholm and Washington open pits. Recoveries of 95% were achieved from the Washington area. The Stockholm ore averaged 82% to 87% recovery due largely to mining dilution and atypical shear hosted ore. The ore produces significant free-milling gravity extractable gold and is amenable to cyanide extraction. Mechanical losses of gold in underground handling will be minimised by washing stope floors and recovering the sludge by pumps and vacuum extraction.

Bulk Density (specific gravity / relative density)

A bulk density of 2.7 t/m3 was used for tonnage estimation of hard rock mineralisation based on mining experience at the Stockholm pit, using surveyed mined volumes and mill weightometer tonnes. Laboratory measurements of specific gravity (S.G.) on granodiorite drill core by James Cook University returned values from 2.69 to 2.74 with an average of 2.72. Specific gravity measurements were conducted by ALS on six hard rock, low-sulphide ore returning values from 2.64 to 2.75, and averaging 2.69. Stope fill samples were also measured returning values from 1.84 to 1.97, averaging 1.90. A variation of 0.1 t/m3 in the S.G. will vary the estimated tonnage by about 4%. In the mill a Bulk Dry Density of Ore of 2.6 was used previously. A density of 1.3 t/m3 was previously used for the tailings estimate.

Where pyrite (S.G. 5.02, 46.5% Fe), galena (S.G. 7.4-7.6, 86.6% Pb), or sphalerite (S.G. 3.9-4.1, 38%-67% Zn) occur in abundance in high grade ore the density of the ore increases substantially. A quartz vein carrying 30% sulphides (10% each of galena, sphalerite and pyrite) will have an S.G. of 3.5, compared to the 2.7 currently used. If the S.G. is not corrected, this will underestimate vein tonnage (and therefore contained ounces) by up to 30%. Where vein widths are less than one metre, the impact of sulphides on SG is reduced as the ore body boundary is diluted to one metre. Reserve tonnages estimated without correcting for SG will always be the minimum tonnage expected.

EXPLANATORY NOTES

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Classification

The following criteria are used to classify Mineral Resources in compliance with the JORC Code:

Measured Mineral Resource

At the current time the company quotes no Measured Resources. The following are criteria used previously in similar deposits, and which may be indicative of criteria to be used in the future:

- Material within 10 m along strike or 15m down dip from a known drill intersection or representative channel sample, on a well recognised shallow dipping vein structure, but not in an area developed sufficiently to facilitate mining in the near future. Drill spacings of 25m or less are used, based on variography to date and common practice in similar narrow vein gold mines with highly variable grades.
- Material previously classed as Proved Ore Reserves but temporarily inaccessible or not immediately mineable for economic reasons.
- Pillars being left behind by current mining and that are considered viable for retreat extraction on completion of present mining.

Indicated Mineral Resource

Most of the current Indicated resources have been modelled in Surpac, as block models or 3 dimensional surfaces, either by company employees or by independent contractors. The remainder are polygonal estimates based on RC drilling.

The following are criteria used previously in similar deposits, and which may be indicative of criteria to be used in the future:

- Between 10 m and 20 m along strike or between 15 m and 30 m in the dip direction of a reliable drill intersection or representative channel sample on a known structure, but not in an area developed sufficiently to facilitate mining. Drill spacings of 25m-50m.
- Material previously classified as Probable Ore Reserves but temporarily inaccessible or not immediately mineable for economic reasons.

Inferred Mineral Resource

The procedures used were as follows:

- Gold content calculations were based on metal accumulations (m*g/t Au) obtained from drilling intersections. The estimated mean metal accumulation for drill intersections on fissures in the main productive Central area above a 4 m*g/t Au (ETW) cut off was 13.5 m*g/t Au.
- The drill intersections and historic workings were examined in three dimensions (3D) using Surpac computer software. Where a series of intersections were shown to lie in planar continuity with the historic workings an Inferred plane of extension to the mineralised fissures was defined.
- The total areas of the Inferred fissure were based on the projection of the mineralised fissure from the historic workings to 100m or less, down dip or along strike from the drill intersections. The area in the curved surface of the fissure was calculated using Surpac software.
- Where appropriate, estimation of the area of the fissure inferred to be payable was made based on the "% payability" determined from historically stoped areas v. the underground exploration development on the particular fissure.
- For the major mineralised fissures in the Central Area, the gold content of the fissure estimated to be above 4 m*g/t Au (ETW) cut off (using the % payability" factor) was made using an algorithm which takes into account both the local drilled grade and the grade determined from drill holes within the whole mineralised system. The algorithm used applies a 50% weighting to the average of the drill holes in the particular section of the fissure being calculated and a 50% weighting to the 13.5 m*g/t Au mean of all drill intersections within the whole mineralised system.
- Volumes were inferred based on the widths of the drilled lodes and, where applicable, the % payability factor for the fissure. Where the grade algorithm was used, widths used were 50% the average ETW of the actual intersections in the area being estimated, and 50% using a mineable width of 1m for the 13.5 m*g/t Au.
- Tonnages were inferred from the volume calculated, and a Bulk Density of 2.7 (t/m3).
- Grade was estimated by dividing metal accumulation (ETW m x g/t Au) by the mean intersection width.

Audits or reviews

The ore reserves and mineral resources have been audited by Mr. Chris Towsey. Mr. Towsey is a Chartered Professional and Fellow of the Australasian Institute of Mining & Metallurgy and a Member of the Australian Institute of Geoscientists. He was formerly Chief Geologist and Executive Manager Exploration at the Emperor Gold Mine in Fiji. He has over five years experience in ore reserve estimation of narrow vein, flat-dipping gold and copper/gold deposits, similar to the Charters Towers style of mineralisation, and in addition has over five years experience as a geochemist specialising in statistical interpretation of assay data, sampling and assay quality control. The resources were also audited by two independent consultants in 2000 and were found acceptable and there has been no major change in methodology since that time.

EXPLANATORY NOTES

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

3. ESTIMATION AND REPORTING OF ORE RESERVES

Mineral Resource Estimate for conversion to Ore Reserves

Criteria for Mineral Resources are given above.
Ore Reserves are included in figures given as Mineral Resources, and are derived from the Mineral Resource by the application of mining, legal and economic factors.

Cut-off grades

Calculations for the Warrior East Orebody based on a gold price of Aus$542/oz, $64.50/t ROM mining cost, 95% mill recovery and 3% royalty concluded that the cut off grade should be 4.01g/t, which would lead to a break even (head) grade of 6.07 g/t. An incremental cut-off grade, not including development costs, would then be 3.31g/t.

Mining factors

Mining dilution - For the Warrior East Orebody a dilution skin of 0.3m at zero g/t Au has been used. This represents a dilution factor equivalent to 20%.

Diluting material grade - 0 g/t Au.

Pillar factor - A total of 31 pillars has been identified in the Warrior East ore reserve. The requirement for these pillars, and their placement was identified by independent geotechnical consultants. Some or all of the pillars may possibly be recovered at the end of mining operations.

Mining recovery - 95% of the contained gold in the ore body are expected to be recovered.

Minimum mining width - 1.5m with an edge dilution of 0.3m for an overall width of 1.8 m.

Strip ratios - There are currently no open cut reserves quoted by the company.

Payability - 100%

Metallurgical factors

Metallurgical recovery was assumed to be 95%.
This number is based on past actual recoveries achieved during the processing of fresh ore, and old stope fill material mined from Washington and the Central Decline (CV2) areas.

Cost and Revenue factors

Operating costs - based on actual administration, mining and milling costs of operations at the companies open pits, underground mines, and the processing plant.

Sensitivity - sensitivity analyses are run on all proposed and operating mines based on high and low projected figures for gold price and Australian dollar exchange rates. Breakeven figures are calculated for variations in gold price, mining dilution, mining recovery, mining costs, mill recovery and milling costs, from which higher and lower cut-off grades can be estimated.

Market assessment

It is assumed that all gold produced can be sold at least at spot price.

Classification

Mineral Resources classified as Measured Mineral Resources may be transferred to Proved or Probable Ore, and Indicated Mineral Resources may be transferred to Probable Ore after modification by mining, legal and economic factors outlined above. No Probable Ore is derived from Measured Mineral Resources at this time.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.
Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer, and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.



Km
0 1 2
CENTRAL AREA
1.2 million ozs
WEST AREA
(not shown)
EAST AREA
0.5 million ozs
GOLD PROCESSING PLANT

15 MILLION OUNCE GOLD AREAS

CORPORATE DIRECTORY



MR JOHN J FOLEY

NON EXECUTIVE CHAIRMAN
BD, LLB, BL (Dublin)

Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practice as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.



MR MARK J LYNCH

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Academic strengths are economics, maths and science with specialist skills in innovation and strategic planning. Hands-on experience in mine management and mining tenure administration in Queensland including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council.



PROFESSOR PETER B BLOOD

NON EXECUTIVE DIRECTOR
PHD, BSC AGR, DIC

Professor Blood has particular skills in the areas of finance and administration. He is a Professor of Finance at the School of Business, Bond University Queensland, Australia. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other [illegible] ations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).



MRS ROSLYNN J SHAND

COMPANY SECRETARY
BA, LLB, FCIS

Mrs Shand graduate in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practise as a solicitor in Queensland in the same [illegible]

AUSTRALIA



MR CHRISTOPHER TOWSEY

CHIEF OPERATING OFFICER (AUSTRALIA)
BSC (HONS), MSC, DIP ED, FAUSIMM, CP, MMICA, MAIG, MSME

General Manager, Mining & Exploration, Mr Christopher Towsey, MSc, BSc (Hons), Dip Ed, FAIMM is a Chartered Professional Geologist. He has over 25 years of corporate and operational experience in the mining industry. He served as Chief Geologist and Executive Manager, Exploration with Emperor Mines. He also served as General Manager, Minerals, with Century Drilling and General Manager, Australian Operations, NOSA.

INTERNATIONAL



MR MANAN Y R DESAI

CHIEF OPERATING OFFICER (MIDDLE EAST & INDIAN SUB CONTINENT)
MBA

Manan Desai has 22 years experience in trade throughout Europe, Africa & middle East. He holds an MBA specializing in marketing from India and UK. Youngest person to receive an Entrepreneur Award from the Maratha Chamber of Commerce in India. Has managed a facility with 118 jewellery manufacturers, refinery, assaying and over 40 jewellery retail outlets. Expertise in distribution and marketing of gold.




www.citigold.com
CITIGOLD
corporation


RECEIVED
2005 DEC 30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


www.citigold.com
CiTiGOLD
corporation

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

29 November 2004

FUNDS RAISING

The Directors of Citigold Corporation Limited (CTO) are pleased to announce that an amount of $2.3 million has been recently raised. This represents 15,260,466 shares at 15 cents together with 15,260,466 options, exercisable at any time within two years at 15 cents each. Shares and options will be allotted by Directors and an Appendix 3B released to the market.

The funds will be used for the further development of the Warrior gold mine. The Warrior gold mine will make Citigold Corporation a gold producer and advances the company's gold production plan for the Charters Towers goldfield.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
19 Lang Pde, Milton Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com
website: www.citigold.com


www.citigold.com
CITIGOLD
corporation

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

1 December 2004

ANNUAL GENERAL MEETING OF CITIGOLD CORPORATION LIMITED

The outcome of each resolution put to shareholders at the Annual General Meeting of Citigold Corporation Limited (CTO), held on Monday 29 November 2004 together with the information required by section 251AA of the Corporations Act is:

BUSINESS

Ordinary business

1. Election of Professor Peter Blood

Outcome: resolution passed unanimously

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 104,520,938.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 14,895,155
(b) the proxy was to vote against the resolution was 282,200
(c) the proxy was to abstain on the resolution was nil
(d) the proxy could vote at the proxy's discretion was 89,343,583

Roslynn Shand
Company Secretary
Citigold Corporation Limited
19 Lang Pde, Milton Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com
website: www.citigold.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Eleven million three hundred and twenty–three thousand, six hundred and sixty five (11,323,665) shares 2. One million five hundred and seventy-nine seven hundred and seventeen (1,579,717) shares 3. Seven hundred and eighty-nine thousand one hundred and sixteen (789,116) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	1. 15 (fifteen) cents 2. 15 (fifteen) cents – exercise of options 3. 12 (twelve) cents – balance SPP shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
450,198,481	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,420,283 options	Options expiring 1 January 2005
		11,323,665 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 7 December 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Joseph Foley
Date of last notice	17 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 December 2004
No. of securities held prior to change	4,024,701 ordinary shares 5 million options (expiring 01/01/2005)
Class	Ordinary shares
Number acquired	873,717 shares
Number disposed	175,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents exercise price
No. of securities held after change	4,723,418 ordinary shares 4,126,283 options (expiring 01/01/2005)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options held @ 15 cents expiring 01/01/2005 Sale – on market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

16 December 2004

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 December 2004.

The Convertible Notes will go ex-interest on 21 December 2004.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 30 September 2004 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of approximately 12.3% per annum.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark James Lynch
Date of last notice	31 May 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Spouse - Susan Lynch Children – James Lynch Christopher Lynch
Date of change	7 December 2004
No. of securities held prior to change	1,302,224 ordinary shares 8 million options (expiring 01/01/2005)
Class	Ordinary shares
Number acquired	872,500 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents and 12 cents
No. of securities held after change	2,174,724 ordinary shares 7,294,000 options (expiring 01/01/2005)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options and share purchase plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


CITIGOLD

24 December 2004

Notice of change of interests of substantial holder

Following the takeover of Great Mines Limited, which held shares in Citigold Corporation at the time of the takeover, the company is in the process of disposing the shares held in itself, in accordance with the requirements of the Corporations Act.

A Form 604 - Notice of change of interests of substantial holder – is attached.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

24 December 2004

Overseas listing

Citigold Corporation Limited ("CTO") has received advice from a German brokerage firm, Berliner Freiverkehr (Aktien) AG, that CTO stock is now tradeable on the Berlin Bremer Stock Exchange.

The first day of trading was 25 November 2004, symbol of Citigold Corporation Limited is "CHP", and the German Cusip Number is AU000000CTO0 892606.

CTO did not make the application to list the stock and to date there has been no volumes in the stock.

However, Citigold intends to pursue the matter further to establish the benefits of actively promoting the stock in the German marketplace. The listing on this European stock exchange is in keeping with CTO's stated plan to make its stock available on overseas exchanges.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(163)	(230)
	(b) development	(559)	(1,057)
	(c) production	-	-
	(d) administration	(1,076)	(2,149)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	16	21
1.5	Interest and other costs of finance paid	(114)	(462)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(1,896)**	**(3,877)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(0)	(30)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	139	317
	(c)other fixed assets	-	
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**139**	**287**
1.13	Total operating and investing cash flows (carried forward)	(1,757)	(3,590)

1.13	Total operating and investing cash flows (brought forward)	(1,757)	(3,590)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,024	4,162
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(0)	(10)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**2,024**	**4.152**
	Net increase (decrease) in cash held	**267**	**562**
1.20	Cash at beginning of quarter/year to date	717	422
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**984**	**984**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	67
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	300	0

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	684	531
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	(114)
5.4	Other (Held by Third Parties)	300	300
	Total: cash at end of quarter (item 1.22)	**984**	**717**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**450,198,481**	**450,198,481**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**12,903,382** **789,116**		**15 cents** **12 cents**	**15 cents** **12 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	**11,420,283**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **1 January 2005**
7.8	Issued during quarter	**11,323,665**	**11,323,665**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.9	Exercised during quarter	**1,579,717**	**1,579,717**	*Exercise price* **15 cents**	*Expiry Date* **1 January 2005**
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**			
7.12	**Unsecured notes** *(totals only)*	**Nil**			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 31 January 2005

Print name: Roslynn J Shand

Additional Information

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme Citigold Corporation Limited

ACN/ARSN 060 397 177

1. Details of substantial holder(1)

Name Great Mines Limited

ACN/ARSN (if applicable) 010 506 215

There was a change in the interests of the substantial holder on 16/ 11 / 2004

The previous notice was given to the company on 22/ 07 / 2002

The previous notice was dated 19/ 07 / 2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	30,832,153	9.18% *	28,875,596	6.41% *
	*Shares on issue 336,075,261		*Shares on issue 450,198,481	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial shareholding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of shares affected	Person's votes affected
See Annexure 1 attached					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Great Mines Ltd	Great Mines Ltd	Great Mines Ltd	Registered holder	ORD shares 28,875,596	28,875,596

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Great Mines Limited	Suite 5a, 19 Long Parade Milton Qld 4064

Signature

print name Roslynn Shand capacity Company Secretary

sign here [signature] date 24/12/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the annexure of 1 page referred to in Form 604 – Notice of change of interests of substantial holders – dated 23 December 2004 and signed by me.

Roslynn Shand
Company Secretary 24/12/04

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
29/07/03	Great Mines Limited	Sales on the ASX	-	ORD 1,156,557
21/09/04	Great Mines Limited	Sales on the ASX	17.5 cents	ORD 50,000
22/09/04	Great Mines Limited	Sales on the ASX	17.5 cents	ORD 50,000
23/09/04	Great Mines Limited	Sales on the ASX	17 cents	ORD 50,000
27/09/04	Great Mines Limited	Sales on the ASX	17.cents	ORD 50,000
28/09/04	Great Mines Limited	Sales on the ASX	16.5 cents	ORD 50,000
01/10/04	Great Mines Limited	Sales on the ASX	17 cents	ORD 50,000
04/10/04	Great Mines Limited	Sales on the ASX	17.5 cents	ORD 200,000
08/11/04	Great Mines Limited	Sales on the ASX	17 cents	ORD 50,000
10/11/04	Great Mines Limited	Sales on the ASX	18.5 cents	ORD 50,000
10/11/04	Great Mines Limited	Sales on the ASX	18.5 cents	ORD 50,000
11/11/04	Great Mines Limited	Sales on the ASX	18.5 cents	ORD 50,000
12/11/04	Great Mines Limited	Sales on the ASX	18 cents	ORD 50,000
15/11/04	Great Mines Limited	Sales on the ASX	18 cents	ORD 5,000
16/11/04	Great Mines Limited	Sales on the ASX	18 cents	ORD 45,000

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme Citigold Corporation Limited

ACN/ARSN 060 397 177

1. Details of substantial holder(1)

Name Great Mines Limited

ACN/ARSN (if applicable) 010 506 215

There was a change in the interests of the substantial holder on 16/ 11 / 2004

The previous notice was given to the company on 22/ 07 / 2002

The previous notice was dated 19/ 07 / 2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	30,832,153	9.18% *	28,875,596	6.41% *
	*Shares on issue 336,075,261		*Shares on issue 450,198,481	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial shareholding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of shares affected	Person's votes affected
See Annexure 1 attached					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Great Mines Ltd	Great Mines Ltd	Great Mines Ltd	Registered holder	ORD shares 28,875,596	28,875,596

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Great Mines Limited	Suite 5a, 19 Lang Parade Milton Qld 4064

Signature

print name Roslynn Shand capacity Company Secretary

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Citigold Corporation
ANNOUNCEMENT



24 December 2004

Notice of change of interests of substantial holder

Following the takeover of Great Mines Limited, which held shares in Citigold Corporation at the time of the takeover, the company is in the process of disposing the shares held in itself, in accordance with the requirements of the Corporations Act.

A Form 604 - Notice of change of interests of substantial holder – is attached.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE


CITIGOLD

Quarterly Activities Report
31 December 2004

HIGHLIGHTS



- Warrior gold development
- JV negotiations
- Exploration success continues
- ADR's in USA
- Berlin Stock Exchange
- Convertible Note Interest Payment

Warrior Gold Mine

Gold production from the Warrior gold mine is scheduled at 40,000 ounces per year with a planned minimum ten year mine life. The Warrior is the first mine being developed under the Gold Production Plan.

Development of the Warrior Gold Mine continues with the access tunnel (decline) having reached the 145 metre mark. This advance preserves good ground conditions and minimises environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. Routine rock-bolting and installation of protective mesh is continuing. The first underground truck loading bay has been excavated to enable haulage of waste material to the surface by trucks.

It is now expected that the gold production from Warrior will not be before July 2005. The development at Warrior has been steady, although slower than previously planned, but it is important that this work is performed to a high standard as the access tunnel is a permanent facility.

The Warrior structure has favourable similarities to the large City reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west.

The Warrior gold structure, which includes Warrior East and Warrior West deposits, is sub parallel to the five kilometre long City lodes. The Warrior structure also has a similar dip to the north as the main City lodes. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

The Sunburst mine is the next mine to be developed under the Gold Production Plan. Sunburst is scheduled to produce 60,000 ounces of gold per year from an underground operation, mining extensions of the known Sunburst and Queen lodes at the eastern margin of Charters Towers' city area.

Joint Venture Negotiations

Joint Venture discussions, referred to in previous reports, for the development of the Sunburst goldmine at the heart of the goldfield, are continuing. These discussions which have been positive so far are aimed at obtaining funds to accelerate the development of the Sunburst mine in parallel with Warrior. In particular the proposed method of funding is expected to add long-term value to the project and Citigold shareholders.

The Charters Towers goldfield is a very valuable asset of Citigold Corporation. In particular the extensive study detailed in the Gold Production Plan sets out our expectations for full-scale production. The joint venture development discussions are aimed at unlocking the substantial value within this goldfield through future cash flows.

We expect further developments in these discussions during the current quarter.

Exploration

The ongoing successful exploration by the Company's geologists continues to confirm the magnitude of the rich goldfield and the extent of gold mineralisation. Citigold's mineral tenements at Charters Towers cover an area of about 200 square kilometres.

Detailed geological mapping and selected rock chip sampling was undertaken at 14 prospects, including the delineation of old workings and mineralisation over a strike length of 1.6 km at *Gregory's Try Again* 14 Km south of Charters Towers, and over 1.1 km at *Mafeking* 6 km ESE of Charters Towers. In addition a possible 800m extension of NE from *Bonnie Doon* was identified beneath alluvial cover 7 km SE of Charters Towers.

The mineralisation is Charters Towers mesothermal style with the gold predominantly found in sulphides in narrow quartz reefs hosted within kilometre scale sheet-like lode formations.

A total of 75 rock chip samples were assayed from 17 prospects. Nine quartz vein samples assayed over 2 g/t Au, including 11.4 g/t Au and 73.7 g/t Au (niche sample) from *Gregory's Try Again*, and 26.6 g/t Au from *Mafeking*. In addition 49 reconnaissance soil geochemical samples were collected from EPM 13932. These located a weak gold anomaly in the *Tara* area 16 km WSW of Charters Towers

Work progressed on the planning of Warrior and other drilling programs, and of mine development. Geotechnical evaluation and mapping continued in the Warrior Decline.

Resource evaluation and upgrade of the digital database continued and routine density measurements were instigated. No significant changes to published resource figures were noted.

Assay results are published on our website at www.citigold.com

Overseas Share Listings

USA

The ADR (American Depository Receipts) listing is operational under the code of 'CTOHY'. The company is developing a US marketing programme in conjunction with the Bank of New York to promote the stock in the United States.

Each ADR represents 20 Citigold Corporation shares currently listed on the Australian Stock Exchange. On the basis of the current ADR listing and the results of the marketing program we may consider options for a full secondary listing of Citigold Corporation shares in the North American marketplace and/or another area of the world.

Berlin Stock Exchange

Citigold Corporation has received advice from a German brokerage firm, Berliner Freiverkehr (Aktien) AG, that the company's stock is now tradeable on the Berlin Bremer Stock Exchange.

The first day of trading was 25 November 2004, symbol of Citigold Corporation Limited is "CHP", and the German Cusip Number is AU000000CTO0 892606.

Citigold Corporation intends to further establish the benefits of actively promoting the stock in the German marketplace. The listing on this European stock exchange is in keeping with the company's stated plan to make its stock available on overseas exchanges.

Convertible Notes

The record date for the third interest payment was December 29, 2004. This quarter the return to note holders increased due to the average Australian gold price for the quarter being above AUD $550 per ounce. This Quarterly return represents an annualized investment rate of 12.48% per annum. The Notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Share Placement

The share placement announced by Citigold Corporation on 29 November 2004 Citigold raised $2.3 million through a private placement and options exercise for working capital. The company has issued shares and attached unlisted options exercisable at 15 cents at any time up to 6 December 2006. The further details of these capital raisings have been advised to the market through the Appendix 3B releases.

Citigold Shares Held by Subsidiary

Following the successful takeover of Great Mines Limited (GM), completed in early 2004, Citigold Corporation controls 29 million Citigold Corporation shares held by its now wholly owned GM subsidiary. In accordance with the Corporation Act, these shares have to cease to be held or controlled by Citigold Corporation within a specified time. The Australian Securities and Investments Commission (ASIC) has recently granted an extension of time until 30 April 2005.

Annual General Meeting

The company's Annual General Meeting (AGM) was held on 29 November 2004 in Sydney and was well attended by shareholders. The one agenda item for voting, namely the election of Professor Peter Blood as a Director of the Company, was passed by shareholders. At the meeting shareholders expressed support to see the Warrior mine in gold production in 2005.

Health, Safety and Environment

The Company has completed another successful Quarter with no Lost Time Injuries, and no reportable health or environmental issues.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold potential of 15 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold mineralisation of 1 million ounces is contained in extensions and continuations of the previously mined ore bodies. The company's published mineral resources at June 30 2004 are 3.7 million tonnes at 8.4 grams per tonne.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to develop gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages which gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals. To date CTO has invested over A$50 million redeveloping this rich goldfield.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years, which are invaluable in assessing future mining costs.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore, and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information. Also shareholders should advise us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

Chris Towsey
Chief Operating Officer Australia

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

31 January 2005

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

DIRECTORS REPORT
CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 31ST DECEMBER, 2004

Your directors present their report on the consolidated entity consisting of Citigold Corporation Limited and it's controlled entities at the end of the half year ended 31 December 2004.

Directors

The following persons were directors of Citigold Limited during the whole of the half year and up to the date of this report: **JJ Foley, MJ Lynch** and **PB Blood**

Review of Operations and Results

The consolidated results for the half year ended 31 December 2004 attributable to members of the parent entity were:

	2004 $	2003 $
Loss from ordinary activities before related income tax expense	(2,982,151)	(1,570,834)
Income tax (expense)/benefit relating to ordinary activities	0	0
Loss from ordinary activities after related income tax expense	(2,982,151)	(1,570,834)
Net loss attributable to members of the parent entity	(2,982,151)	(1,570,834)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity	(2,982,151)	(1,570,834)

The consolidated entity's operating result for the period under review was a loss of $2,982,151 compared to an operating loss of $1,570,834 for the previous corresponding period.

Significant Events after Balance Date

The unrelated party loan facility of $7,490,514 has been extended to 31 July 2005.

Auditor's Independence Declaration

The Auditor's Independence Declaration to the Directors of the Company, on page 11, forms part of the Directors Report for the half-year ended 31 December 2004.

This report is made in accordance with a resolution of the directors.

J J Foley - Chairman

Dated 15 March 2005

M J Lynch - Director

Dated 15 March 2005

STATEMENTS OF FINANCIAL PERFORMANCE
CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 31ST DECEMBER, 2004

	Note	31 December 2004 $	31 December 2003 $
Revenue from ordinary activities	2	**40,241**	**939,845**
Total revenue from ordinary activities	2	**40,241**	**939,845**
Expenses from ordinary activities excluding borrowing costs	3	**(2,792,130)**	**(1,988,836)**
Borrowing costs expense		**(230,262)**	**(521,483)**
Loss from ordinary activities before related income tax expense		**(2,982,151)**	**(1,570,834)**
Income tax (expense)/benefit relating to ordinary activities		**0**	**0**
Loss from ordinary activities after related income tax expense		**(2,982,151)**	**(1,570,834)**
Net loss attributable to members of the parent entity		**(2,982,151)**	**(1,570,834)**
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**0**	**0**
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**(2,982,151)**	**(1,570,834)**
Basic earnings per share		**(0.44 Cents)**	**(0.48 Cents)**
Diluted earnings per share		**(0.42 Cents)**	**(0.46 Cents)**

The accompanying notes form part of these financial statements.

STATEMENTS OF FINANCIAL POSITION
CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES
AS AT 31 DECEMBER, 2004

		The Economic Entity	
		31 December 2004 $	31 December 2003 $
Current assets	Cash assets	1,087,014	772,035
	Receivables	187,252	156,587
	Inventories	431,078	431,078
	Other Financial Assets	4,147,621	0
	Total current assets	5,852,965	1,359,700
Non-current assets			
	Property, plant and equipment	55,726,951	49,741,830
	Other	504,257	500,304
	Total non-current assets	56,231,208	50,242,134
Total assets		62,084,173	51,601,834
Current liabilities			
	Payables	809,860	2,036,546
	Interest-bearing liabilities	7,490,514	7,740,091
	Provisions	275,897	164,045
	Total current liabilities	8,576,271	9,940,682
Non-current liabilities	Payables	0	0
	Interest-bearing liabilities	11,316	11,316
	Provisions	526,257	526,257
	Total non-current liabilities	537,573	537,573
Total liabilities		9,113,844	10,478,255
Net assets		52,970,329	41,123,579
Equity	Contributed equity	72,790,591	56,459,654
	Asset revaluation reserve	12,024,824	12,024,824
	Capital profits reserve	571,430	571,430
	Accumulated losses	(32,416,516)	(27,932,328)
Total Equity		52,970,329	41,123,580

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS
CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	The Economic Entity	
	31 December 2004 $	31 December 2003 $
Cash flows from operating activities		
GST refunded	0	0
Brilliant Gold Reef Project exploration fees	0	0
Sale of Warrior trust royalty	0	909,091
Other cash receipts	29,987	30,050
Cash receipts in the course of operations	29,987	939,141
Other payments to suppliers and employees	(852,866)	(714,912)
GST paid to ATO	0	0
Cash payments in the course of operations	(852,866)	(714,912)
Interest received	10,254	985
Borrowing costs paid	(215,405)	(566,744)
Net cash used in operating activities	(1,028,030)	(341,351)
Cash flows from investing activities		
Payments for property, plant and equipment	0	(51,698)
Payments for other assets	0	0
Payments for:		
Exploration, evaluation and development expenditure	(1,056,438)	(742,269)
Loans to other entities	0	0
Proceeds on sale of investments	0	0
Payments for investments	0	0
Net cash (used in) / provided by investing activities	(1,056,438)	(793,968)
Cash flows from financing activities		
Proceeds from issues of shares and options	2,454,294	1,361,383
Proceeds of borrowings	0	0
Cash repayment of borrowings	0	(8,096)
Share buy back	0	0
Net cash provided by financing activities	2,454,294	1,353,287
Net increase / (decrease) in cash held	369,826	217,788
Cash at the beginning of the period	717,188	554,247
Cash at the end of the period	1,087,014	772,035

The accompanying notes form part of these financial statements.

1 BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

This financial report should be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by Citigold Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001*.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with the accounting policies applied in the 30 June 2004 annual report.

The half year financial report does not include full disclosures of the type normally included in an annual financial report.

	The Economic Entity	
	31 December 2004 $	31 December 2003 $
2 Revenue from ordinary activities		
Exploration fees from the Brilliant Gold Reef Project	0	0
Sale of Warrior Royalty	0	909,091
Short term equipment hire	3,600	20,258
Interest received	10,254	985
Gross proceeds from sale of non-current assets	0	0
Insurance proceeds received	0	0
Grants Received	13,255	9,151
Sundry Income	13,132	0
Total revenue from ordinary operating activities	**40,241**	**939,485**

3 Loss from ordinary activities before income tax expense has been arrived at after charging the following items:		
Depreciation and amortisation of non-current assets	389,619	440,266
Write off of previously capitalised exploration expenditure	0	100,407
Commissions paid	0	50,000
Consultancy Fees	0	264,968
Contractors	20,919	15,596
Staff Costs	540,462	292,953
Mineral tenement charges	208,514	157,379
Other expenses from ordinary activities	693,967	667,267
Dimunition in Value of Investments	1,049,986	0

4 SEGMENT INFORMATION

Business Segments - Primary reporting
The consolidated entity operates in the following business segments:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield.

Geographical Segments - Secondary reporting
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

Primary consolidated segmental reporting	Exploration and Development 31 December 2004	Unallocated 31 December 2004	Consolidated 31 December 2004
External Revenue	12,878	27,363	40,241
Segment result	(2,068,311)	(913,840)	(2,982,151)
Segment depreciation and amortisation	(389,619)	0	(389,619)
Segment total other non-cash expenses	(118,925)	0	(118,925)
	31 December 2003	**31 December 2003**	**31 December 2003**
External Revenue	929,349	10,136	939,485
Segment result	(1,059,487)	(511,347)	(1,570,834)
Segment depreciation and amortisation	(440,266)	0	(440,266)
Segment total other non-cash expenses	(100,407)	0	(100,407)

5 CONTINGENT LIABILITIES

During the previous accounting period, the entity entered into an agreement with the trustee of a related unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreements is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus $1 million.

6 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

7 ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARD

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of this financial year.

The economic entity's management are assessing the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of IFRS are:

- Impairment of assets

The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under existing policy.

- Income Tax

Currently, the economic entity adopts the liability method of tax effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of timing and permanent differences between taxable income and accounting profit.

-Exploration and Evaluation of Mineral Resources

AASB 6 "Exploration for and Evaluation of Mineral Resources" continues to allow companies either to expense exploration and evaluation costs as incurred or to partially or fully capitalise costs on an area of interest basis. Under AASB 6, if facts and circumstances suggest that the carrying amount of any recognised exploration and evaluation asset may be impaired, the economic entity must perform impairment tests on those assets and measure any impairment in accordance with AASB 136 "Impairment of Assets". Impairment of exploration and evaluation assets is to be assessed at a cash generating unit or group of cash generating units level provided this is no larger than an area of interest. Any impairment loss is to be recognised as an expense in accordance with AASB 136. It is anticipated that it is unlikely that the requirements of this standard will have a material impact on the financial position of the economic entity.

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 2 to 6 are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the six month accounting period ended on that date; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

J J Foley
Director

Date 15 March 2005

M J Lynch
Director

Date 15 March 2005


NEXIA
COURT
&CO


INTERNATIONAL

CHARTERED ACCOUNTANTS

ABN 71 502 156 733

Level 29, Australia Square,
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CITIGOLD CORPORATION LIMITED

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report is not presented in accordance with:

- the *Corporations Act 2001* in Australia, including giving a true and fair view of the financial position of the Citigold Corporation Limited Group as at 31 December 2004 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2004 is the responsibility of the directors of Citigold Corporation Limited. It includes the financial statements for the Citigold Corporation Group (the Group), which incorporates Citigold Corporation Limited (the company) and the entities it controlled during the half-year ended 31 December 2004.

The auditor's role and work

We conducted an independent review of the half-year financial report in order for the company to lodge it with the Australian Securities and Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.



INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(Continued)

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items

- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence
As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the *Corporations Act 2001* and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

Inherent Uncertainty Regarding Continuing Operations
Under the terms of repayment, the loan of $7,490,514 by Princeton Economics International Ltd (in provisional liquidation) will become due 31 July 2005.

The total loan is envisaged to be repaid from the proceeds of proposed share issues and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainly of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the entities in the Group.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney

Date: 15 March 2005

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the Directors of Cligold Corporation Limited

We declare that, to the best of our knowledge and belief, there have been:

(i) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this review;

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

Stuart H. Cameron

NexiaCourt & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney

Date 15 March 2005

Citigold Corporation
ANNOUNCEMENT


CITIGOLD

19 January 2005

Citigold Exhibiting in Vancouver

Citigold Corporation is exhibiting for the first time at the Resource Investment Conference being held in Vancouver, Canada on 23 and 24 January 2005. The conference is organized by Cambridge House who has conducted resource investment conferences since 2002, attracting very large numbers of North American companies.

At this year's conference there will be over 280 companies participating, with Citigold Corporation being the only Australian ASX (Australian Stock Exchange) listed company formally represented. Over the two day conference some 40 guest speakers will be involved. The conferences attendees are individual investors, fund managers, brokers & industry professionals.

As part of Citigold Corporation's first initiative to actively promote our American Depositary Receipt program (ADR Code 'CTOHY'), our Chief Operating Officer, Mr Christopher Towsey, will be in attendance as the company's senior representative. We have a display at the conference with video presentations and other material representing Citigold Corporation, its history, current events and future growth centered on the rich Charters Towers goldfield.

This is a great opportunity for Citigold Corporation to showcase the company to the North American market.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares fully paid. 2. Options exercisable at fifteen (15) cents each within 2 years of the date of allotment.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. One million five hundred and thirty–three thousand, three hundred and thirty four (1,583,334) shares. 2. One million five hundred and thirty-three thousand three hundred and thirty four (1,583,334) options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. 2. Options (unlisted) exercisable at fifteen (15) cents each within 2 years from the date of allotment (by 6 December 2006).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares Options not listed, rank equally when exercised into shares.
5	Issue price or consideration	1. 15 (fifteen) cents placement 2. Options exercisable at 15 cents per option.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Shares 21 January 2005 Options 6 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
451,781,815	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,906,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 24 January 2005

Print name: Roslynn Judith Shand

== == == == ==



The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

21 February 2005

SHARE PURCHASE PLAN OFFER

Citigold Corporation Limited ("CTO") announces the release of its regular special offer to shareholders to purchase shares under a February 2005 share purchase plan ("Plan").

This half yearly offer will enable shareholders in CTO, irrespective of the size of their shareholding, to subscribe up to $5,000 for new fully paid ordinary shares in CTO, free of brokerage, commission and stamp duty. This will be an ideal opportunity for shareholders with less than a marketable parcel to top up their shareholding at a favourable cost.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Citigold Corporation Limited at 5pm on 18 February 2005.

The offer is non-renounceable.

Full details of the Plan will be set out in the offer to be mailed to eligible shareholders.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com

21 February 2005



Citigold Corporation Limited ACN 060 397 177
(formerly Charters Towers Gold Mines Ltd)
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Tel: 07 3870 8000 Fax: 07 3870 8111
Email: info@citigold.com

Dear Shareholder,

Share Purchase Plan 'February 2005' Offer

Special Offer – We are inviting **SHAREHOLDERS** of Citigold Corporation Limited ("CTO") to purchase a limited number of shares in the company's regular Share Purchase Plan ("February 2005 Plan") at a discount to the recent market price. This special benefit is only available for a **limited time** as the offer closes on **18 March 2005**.

Shares obtained under a CTO share purchase can be very beneficial for shareholders due to the discount price and no fees.

You can subscribe **up to a maximum** of $ 5,000 in new fully paid ordinary shares, **free of brokerage and commission**. However, if you purchased shares in the **July 2004** share purchase plan then you can only top-up to the annual maximum of $ 5,000.

Do you currently hold less than 3,700 shares? If yes, then based on the closing share price on 18 February 2005 you hold less than a marketable parcel. Under this Plan, you can **top-up your holding** at a favourable price, **without brokerage fees or stamp duty**.

The shares are offered at 12.5 cents each, with four choices –

• **Option A**	40,000 shares for	**$ 5,000**
• **Option B**	25,600 shares for	**$ 3,200**
• **Option C**	16,000 shares for	**$ 2,000**
• **Option D**	4,000 shares for	**$ 500**

For further important information please read the reverse side of this page and the terms and conditions of the Plan set out in the Application Form.

If you have any questions or wish to check your shareholding, phone: -

Shareholder enquiries telephone **07 3870 8000**

You do not have to apply for shares, it is entirely optional. But if an application is not made, no shares are allocated. If you chose to acquire shares under the offer, **please respond promptly** as the offer closes on **Friday 18 March 2005**.

Payment can be made by cheque or **Visa/Mastercard/Bankcard**. Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

Regards

Mark Lynch
Managing Director

❖ **Offer price**

The subscription price under this February 2005 share purchase plan (**Plan**) has been set at 12.5 cents per share. This represents a discount to the average closing market price of Citigold Corporation Limited (**CTO**) shares over the five days up to and including the record date of 18 February 2005.

❖ **How much can you invest under this Plan?**

- **Option A** 40,000 shares for **$ 5,000**
- **Option B** 25,600 shares for **$ 3,200**
- **Option C** 16,000 shares for **$ 2,000**
- **Option D** 4,000 shares for **$ 500**

❖ **Share Purchase plan issued July 2004**

IMPORTANT: If you purchased CTO shares in the July 2004 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the July 2004 SPP.

❖ **When does the offer close?**

Offer closes at 5pm **on Friday 18 March 2005**.

❖ **How do you apply for shares in this offer?**

Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed coloured **APPLICATION FORM**.

- tick the box beside the number of shares you want to buy. **Tick only one box.**
- complete payment section – cheque payable to "Citigold Corporation Share Purchase Plan" **OR** complete and **SIGN** the credit card section (Visa, Mastercard or Bankcard).
- write your daytime telephone number - just in case we have any questions.
- send your application form and payment (allowing enough time for mail delivery) so that CTO receives them in Brisbane by no later than 5.00pm on Friday 18 March 2005.
- you DO NOT need to sign the application form.

For further information contact CTO Shareholder enquiries on **07 3870 8000**

❖ **What will the funds be used for?**

Funds raised from the allotment of shares issued under the Plan will be used for working capital purposes and to advance the goal of gold production.

❖ **Important consideration**

The market price of CTO shares could fall between the date of this offer and the time that CTO issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.125) may be more than the price you would pay to buy CTO shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through CTO's website, **www.citigold.com** and in the financial pages of major newspapers.

If, before you apply for shares under this offer, you are unsure about any aspect of this offer, CTO recommends you seek financial advice.

❖ **Can you be certain that your application will be successful?**

If CTO receives applications for shares pursuant to the Plan which if issued would in total exceed the limit of new issues under share purchase plans as set out in Listing Rule 7.1, then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 **on a first come first served basis.** The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from the ASX.

APPLICATION FORM (EXTENDED)

FEBRUARY 2005 Share Purchase Plan



www.citigold.com
CITIGOLD
corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (CTO) February 2005 share purchase plan and agree to be bound by the constitution of CTO in respect of such shares issued to me/us. **Please insert details below:-**

SURNAME/LAST NAME or COMPANY NAME	**MR MRS MS MISS**
GIVEN/FIRST NAMES	**(ACN if Company)**

ADDRESS IN FULL

STATE	**POSTCODE**	**DAYTIME TELEPHONE NUMBER** ( )	**HIN / SRN No. (if known)**

Please 'X' one option box only

☐	**Option A**	40,000 shares	**$ 5,000**
☐	**Option B**	25,600 shares	**$ 3,200**
☐	**Option C**	16,000 shares	**$ 2,000**
☐	**Option D**	4,000 shares	**$ 500**

THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:

- **your application for shares under the terms of the CTO July 2004 share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the July 2004 SPP does not exceed $5,000.**

METHOD OF PAYMENT ('X' appropriate box)

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan**.

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

Cardholder's Name:		**Card Number:** ____ ____ ____ ____	
Amount $A: $	**Card Type:**	**Expiry Date:** __ / __	**Signature:**

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTO in Brisbane by – OFFER CLOSES 5pm on Friday 8 April 2005.**

Postal Address:	Citigold Corporation Limited PO Box 1909 MILTON QLD 4064 Australia	**Delivery:**	Citigold Corporation Limited 5a/19 Lang Parade MILTON QLD 4064

If you are unsure of how to complete this application form, please contact

Brisbane Office: Shareholder enquiries

Phone 07 3870 8000 (fax 07 3870 8111)

Please note that if the company receives applications for shares pursuant to the CTO February 2005 share purchase plan which will cause it to exceed the limit of new issues under share purchase plans as set out in Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis. The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from the ASX.

FEBRUARY 2005 SHARE PURCHASE PLAN (EXTENDED) - TERMS AND CONDITIONS


www.citigold.com
CITIGOLD
corporation

Participation in the Plan

Participation in the Citigold Corporation Limited Share Purchase Plan (***"Plan"***) is open to all shareholders who, subject to the paragraph below, as at the close of business on 18 February 2005, are registered as holders of fully paid ordinary shares ("***Shares***") in Citigold Corporation Limited ("***Company***") and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time ("***Eligible Shareholders***"). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person ("***Beneficiary***"), the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the "***Plan Documents***").

Offers not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 40,000 fully paid ordinary shares for $ 5,000
- **Option B** - Purchase 25,600 fully paid ordinary shares for $ 3,200
- **Option C** - Purchase 16,000 fully paid ordinary shares for $ 2,000
- **Option D** – Purchase 4,000 fully paid ordinary shares for $ 500

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in July 2004 **("July 2004 SPP"), the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{5{,}000 \text{ less dollar amount subscribed under the July 2004 SPP}}{0.125}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the July 2004 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 8 April, 2005.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

   does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

18 March 2005


www.citigold.com
CiTiGOLD
corporation

Citigold Corporation Limited ACN 060 397 177
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

Dear Shareholder

Discount Offer EXTENDED

Citigold Corporation Limited is pleased to extend the February 2005 special offer to shareholders for 21 days to **Friday 8 April 2005.**

The Share Purchase Plan was to close today but some shareholders may not yet have had the full opportunity to participate. The strong response to the discount offer so far indicates continued shareholder support.

If you have already sent in your application - thank you - no further action is required as your shares will be allotted and issued shortly.

This offer provides a very advantageous opportunity to all shareholders, particularly those who hold less than a marketable parcel, to **increase their holding at a discount free of brokerage and commission.**

Your choices under this offer range from 4,000 shares for $500 up to 40,000 shares for $5,000. Another Application Form is included for your convenience. Please use the reply envelope previously supplied to return your application.

For complete details please read the information dated 21 February, 2005.
If you have any questions or wish to check your shareholding, please phone
Shareholder enquiries on **07 3870 8000.**

Please respond promptly as the offer must close. Payment can be made by cheque or Visa/Mastercard/Bankcard. If you are missing any of the paperwork please ring and details can be sent out immediately. Thank you for your continued support.

Regards

Mark Lynch
Managing Director
encl


CiTi
corporation

The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

18 March 2005

SHARE PURCHASE PLAN
OFFER EXTENSION

Citigold Corporation Limited is pleased to extend the special offer to shareholders until **FRIDAY 8 APRIL 2005.**

The Share Purchase Plan was to close today and is now extended for a further 21 days to give more shareholders the opportunity to participate.

There has been strong demand from shareholders to date indicating continued shareholder support.

Shareholders who have not yet participated in the offer will be sent a letter advising of the extension. This special offer provides an opportunity for shareholders to increase their holding free of brokerage and commission.

Those shareholders who have already lodged applications as at 18 March 2005 will be allocated shares by the company. The share registry will be notified of the allocation for processing next week. Shareholding statements will then be sent out by the share registry.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com

APPLICATION FORM
FEBRUARY 2005 Share Purchase Plan


CITIGOLD

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (CTO) February 2005 share purchase plan and agree to be bound by the constitution of CTO in respect of such shares issued to me/us. **Please insert details below:-**

SURNAME/LAST NAME or COMPANY NAME	**MR MRS MS MISS**
GIVEN/FIRST NAMES	**(ACN if Company)**
ADDRESS IN FULL	

STATE	**POSTCODE**	**DAYTIME TELEPHONE NUMBER**	**HIN / SRN No. (if known)**
		( )	

Please 'X' one option box only

☐	**Option A**	40,000 shares	**$ 5,000**
☐	**Option B**	25,600 shares	**$ 3,200**
☐	**Option C**	16,000 shares	**$ 2,000**
☐	**Option D**	4,000 shares	**$ 500**

THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:

- **your application for shares under the terms of the CTO February 2005 share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the July 2004 SPP does not exceed $5,000.**

METHOD OF PAYMENT ('X' appropriate box)

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan**.

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

Cardholder's Name:		**Card Number:** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _	
Amount $A: $	**Card Type:**	**Expiry Date:** _ _ / _ _	**Signature:**

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTO in Brisbane by – OFFER CLOSES 5pm on Friday 18 March 2005.**

Postal Address:	Citigold Corporation Limited PO Box 1909 MILTON QLD 4064 Australia	**Delivery:**	Citigold Corporation Limited 5a/19 Lang Parade MILTON QLD 4064

If you are unsure of how to complete this application form, please contact

Brisbane Office: Shareholder enquiries
Phone 07 3870 8000 (fax 07 3870 8111)

Please note that if the company receives applications for shares pursuant to the CTO February 2005 share purchase plan which will cause it to exceed the limit of new issues under share purchase plans as set out in Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis. The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from the ASX.

FEBRUARY 2005
SHARE PURCHASE PLAN
TERMS AND CONDITIONS



Participation in the Plan

Participation in the Citigold Corporation Limited February 2005 Share Purchase Plan (***"Plan"***) is open to all shareholders who, subject to the paragraph below, as at the close of business on 18 February 2005, are registered as holders of fully paid ordinary shares ("***Shares***") in Citigold Corporation Limited ("***Company***") and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time ("***Eligible Shareholders***"). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person ("***Beneficiary***"). the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the "***Plan Documents***").

Offers non-renounceable

Offers made under the Plan are non-renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 40,000 fully paid ordinary shares for $ 5,000
- **Option B** - Purchase 25,600 fully paid ordinary shares for $ 3,200
- **Option C** - Purchase 16,000 fully paid ordinary shares for $ 2,000
- **Option D** – Purchase 4,000 fully paid ordinary shares for $ 500

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in July 2004 **("July 2004 SPP"), the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the July 2004 SPP}}{0.125}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the July 2004 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 18 March, 2005.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

   does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(83)	(230)
	(b) development	(334)	(1,474)
	(c) production	-	-
	(d) administration	(307)	(2,456)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	6	27
1.5	Interest and other costs of finance paid	(100)	(562)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(818)**	**(4695)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(0)	(30)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	0	317
	(c)other fixed assets	-	
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**0**	**287**
1.13	Total operating and investing cash flows (carried forward)	(898)	(4,408)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(898)	(4,408)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	702	4,864
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(0)	(10)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**702**	**4,854**
	Net increase (decrease) in cash held	**(196)**	**446**
1.20	Cash at beginning of quarter/year to date	984	422
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**868**	**868**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	67
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	137	163

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	731	684
5.2	Deposits at call	-	-
5.3	Bank overdraft	(163)	0
5.4	Other (Held by Third Parties)	300	300
	Total: cash at end of quarter (item 1.22)	**867**	**984**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	EPM 14541 ML 10282 ML 10284 ML 10285	100% for all tenements - previously applications, now granted mining leases and EPM	100% in applications	100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**456,966,584**	**456,966,584**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**5,184,769** **1,583,334**		**12.5 cents** **15 cents**	**12.5 cents** **15 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	**12,906,999**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.8	Issued during quarter	**1,583,334**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.9	Exercised during quarter	**Nil**	**Nil**		
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**	**Nil**		
7.12	**Unsecured notes** *(totals only)*	**Nil**	**Nil**		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 29 April 2005

Print name: Roslynn J Shand

Additional Information

Directors Note A – Share Purchase Plan

During the quarter, the entity released a February 2005 Share Purchase Plan (SPP) offer, open to all shareholders on the share register as at 5pm, 18 February 2005. Under the terms of the SPP, shareholders had the opportunity to purchase shares up to a maximum value of $5,000.The SPP closed on 8 April 2005. The entity released an Appendix 3B on 22 March 2005 and 15 April 2005 to list those shares applied for under the SPP.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT



8 April 2005

Corporate Governance Update

We refer to the corporate governance section disclosed in the company's Annual Report for the year ended 30 June 2004.

The Directors would like to offer the following additional information:-

Risk Management

Due to the size of the Board, a separate risk management committee has not been established. The Board believes that it is crucial for all Board members to take a proactive role to the company's risk management and internal compliance and control systems. Accordingly, the Board as a whole is responsible for the company's system of internal controls. The Board constantly monitors the financial and operational aspects of the company's activities and considers the advice of the external auditor and other external advisers.

Accordingly the directors do not consider it appropriate for the statement by the chief executive officer and chief financial officer/chief operating officer outlined in recommendation 7.2 to be made.

The company is in the process of reviewing all its corporate governance procedures and will provide updates as required.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT



3 May 2005

Escrow Shares

Following the successful completion of the takeover of Great Mines Limited in 2004, Vendor securities were escrowed in accordance with the ASX Listing Rules.

The Vendor securities totalling 56,163,411 shares in the company which were escrowed for a period of 12 months from 28 April 2004 have now been released.

Information on the company can be found on our website www.citigold.com.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

24 May 2005

Great Mines Citigold Shares

Following the completion in 2004 of the takeover of Great Mines Limited ("GM") by Citigold Corporation, GM which owned shares in Citigold became a wholly owned subsidiary.

In accordance with the requirements of the Corporations Act, Citigold was required to either cause GM to divest itself of its Citigold shares, or cease to hold control of GM.

Following the successful negotiation of the sale of its remaining 28,611,191 Citigold shares for $2,861,191, being a price of 10 cents per share, GM has now disposed of all of its Citigold shares.

The shares were sold to parties unrelated to Citigold on terms whereby GM receives payment of $571,191 by 15 June 2005 and the balance of $2,290,000 on or before 3 May 2006.

Appropriate security has been obtained to secure payment of outstanding amounts.

Information on the company can be found on our website www.citigold.com.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com


www.citigold.com
CITIGOLD
corporation

25th May 2005

10 million ounce Gold Resource

Citigold Corporation has today released the 'Report on the Inferred Mineral Resources for the Charters Towers Gold Project'. This is a public release report designed to keep shareholders and the investment market fully informed of the total Inferred Mineral Resources contained within the Charters Towers gold project.

The detailed 100 page report concludes that the Total Inferred Mineral Resources are 23 million tonnes at 14 g/t Au containing 10 million ounces of gold.

The Report has been prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code). It was prepared following a lengthy evaluation period by a technical team of geologists recognised as Competent Persons under the JORC code. This is the most extensive study done on the Charters Towers gold resources, covers all mineral tenure including recent acquisitions and brings to account data-based conclusions reached during the mining feasibility study process.

All grade estimates used in the current resources are derived from assayed drill intersections from 147,000 metres of underground diamond and surface reverse-circulation percussion and diamond drilling in 1,800 drill holes. There are some 1,550 significant drill intersections used. Drilling is outside the previously mined areas, intersecting down-dip and along-strike extensions of previously-mined ore bodies.

Extensive research has been used to derive a robust geological model.

There were 33 individual mineralised bodies considered, all located adjacent to each other within the contiguous mineral tenements owned by Citigold Corporation. Of the 33 bodies considered, 22 were assigned Inferred Mineral Resource status.

Mineral Resources in the Report have only been estimated to 1,200 metres, limited by the deepest drill intersections around 1,270m. Based on independent research it is considered reasonable by Citigold that the mineralisation persists to a depth of over 3,000 metres which may provide additional gold resources through future drilling.

The host structures are characterized by good vertical continuity to 1,300m.

There are 22 significant drill intersections deeper than 1,000 metres. Only those intersections able to be assigned unequivocally to a known, previously-mined mineralised body have been used in published resource estimates.

Citigold's planned mining cutoff is 5.5 g/t Au for material delivered to the mill. For an average vein width of 0.7 metres this is equivalent to 3.9 meter-grams of gold per tonne (m.g/t Au) Au assuming the 40% dilution is barren. The barren waste will be removed by ore sorting. Citigold has selected 3 m.g/t Au as its underground resource cut-off grade.

The average grade derived from 623 significant drill intersections above 3 metre-grams per tonne is 14.7 m.g/t Au. A slightly lower grade of 13.5 m.g/t Au was derived from intersections restricted to within the Central area.

At a cutoff of 6 m.g/t Au, the average grade of 381 significant drill intersections is 21.4 m.g/t Au.

At the historical mining cut-off of 9 m.g/t Au, the average of 272 significant drill intersections is 27 m.g/t Au, the same as the in situ resource grade for the historical mining operations. Previous mining produced 6.6 million ounces over a 40 year period. Citigold's Gold Production Plan is scheduled to produce 6.8 million ounces over a 30 year period.

The total tonnage contained within interpreted structures was estimated to be some 74 million tonnes, which Citigold heavily discounted by 70% based on the known payabilities of the structures from previous mining.

Total Inferred Mineral Resources are 23 million tonnes at 14 g/t Au containing 10 million ounces at a cut-off of 3 m.g/t Au.

No tailings or stope fill are included in any Resource category at this time.

The full detailed report is on Citigold's web site at www.citigold.com then click>Reports<click>ResearchReports and is recommended reading for shareholders, investors and analysts.

Chris Towsey
BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME
Chief Operating Officer (Australia)

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:



- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

RECEIVED
2005 DEC 30 P 12:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT
on the
INFERRED MINERAL RESOURCES
for the
CHARTERS TOWERS GOLD PROJECT


CiTiGOLD

May 2005

CONTENTS

page

EXECUTIVE SUMMARY

This report is a public release report designed to keep shareholders and the investment market fully informed of the total Inferred Mineral Resources contained within the Charters Towers gold project.

It has been prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

All grade estimates used in the current resources are derived from assayed drill intersections from 147,000 metres of underground diamond and surface reverse-circulation percussion and diamond drilling in 1800 drill holes. There are some 1,550 significant drill intersections used. Drilling is outside the previously mined areas, intersecting down-dip and along-strike extensions of previously-mined ore bodies.

Extensive research has been used to derive a robust geological model.

There were 33 individual mineralised bodies considered, all located adjacent to each other within the contiguous mineral tenements owned by Citigold. Of the 33 bodies considered, 22 were assigned Inferred Mineral Resource status.

Mineralisation is reasonably considered by Citigold to persist to 3,000 metres depth based on independent research, although Mineral Resources have been estimated to only 1,200 metres, limited by the deepest drill intersections around 1,270m.

The host structures are characterized by good vertical continuity to 1,300m.

There are 22 significant drill intersections deeper than 1,000 metres. Only those intersections able to be assigned unequivocally to a known, previously-mined mineralised body have been used in published resource estimates.

Citigold's planned mining cutoff is 5.5 g/t Au for material delivered to the mill. For an average vein width of 0.7 metres this is equivalent to 3.9 m.g/t Au assuming the 40% dilution is barren. The barren waste will be removed by ore sorting. Citigold has selected 3 m.g/t Au as its underground resource cut-off grade.

The average grade derived from 623 significant drill intersections above 3 metre-grams per tonne is 14.7 m.g/t Au. A slightly lower grade of 13.5 g/t Au was derived from intersections restricted to within the Central area.

At a cutoff of 6 m.g/t Au, the average grade of 381 significant drill intersections is 21.4 m.g/t Au.

At the historical mining cut-off of 9 m.g/t Au, the average of 272 significant drill intersections is 27 m.g/t Au, the same as the in situ resource grade for the historical mining operations.

The total tonnage contained within interpreted structures was some 74 million tonnes, which was heavily discounted by 70% based on known payabilities of the structures from previous mining.

Total Inferred Mineral Resources are 23 million tonnes at 14 g/t Au containing 10 million ounces at a cut-off of 3 m.g/t Au.

No tailings or stope fill are included in any Resource category at this time.

1. Purpose of This Report

This report includes information on the data used, significant drill intersections, geological models and methods of grade estimation, together with information derived from historical records.

All defined resources are extensions of known structures, the continuity of which has been proven by mining (sinking, driving and rising on lode and stoping), and extensions were interpreted by drilling.

All grade estimates used in the current resources are derived from assayed drill intersections from 147,000 metres of underground diamond and surface reverse-circulation percussion and diamond drilling. There are some 1,550 significant drill intersections used.

There were 33 individual mineralised bodies considered, all located adjacent to each other within the contiguous mineral tenements owned by Citigold. Of the 33 bodies considered, 22 were assigned Inferred Mineral Resource status.

No tailings or stope fill are included in any Resource category at this time.

This report is a public release report designed to keep shareholders and the investment market fully informed of the total Inferred Mineral Resources contained within the Charters Towers gold project. It is a summary review of methods and data gathered over the ten years since the company floated in 1993 and used in the May 2005 update of Citigold's Mineral Resources at Charters Towers.

It has been prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code) and is based on work by a team of Competent Persons as defined by JORC.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:



The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer, and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

The report examines :

- The geological model – research, testing and proving continuity by drilling and mining
- Resource body models, shapes and volumes
- Historical grade estimates
- Citigold's grade estimates based on drilling
- Quality control of surveying, mapping, sampling, assaying and density (specific gravity) measurements

2. The Geological Model

A key part of accurate mineral resource and ore reserve estimation is a clear understanding of the geological model or models of a mineralised body or system – the shape of the mineralised bodies, their orientation and location, the nature, chemistry and origin of the gold-bearing fluids, the fluid pathways, the control mechanisms on metal deposition and the continuity of the mineralised bodies.

The model must be robust and proven by testing.

This information can be also used to define future exploration targets.

2.1 Research

Since 1980, there has been extensive research conducted on the Charters Towers and adjacent areas by over 20 government, industry and university researchers and presented in peer-reviewed publications and public domain documents.

Recent research since 1997 was based on new drill core, underground openings and open pits not available to previous workers. This research provided sound evidence that mineralisation is reasonably considered by Citigold to persist to at least 3,000 metres, although Mineral Resources have been estimated to only 1,200 metres, limited by the deepest drilling at 1,270m. Key points on which Citigold's geological models are based are listed below:

- Mapping and petrological research shows ***the mineralised system is very large, over 40km across***. Mineralisation at the Charters Towers and the Rishton-Hadleigh Castle mines was isotope dated and found to be the same age within an indistinguishable range, indicating synchronous formation of auriferous veins dated at 404-408 million years (Late Silurian to Early Devonian geological age) and spread across a significant segment of the Ravenswood Batholith host (Kreuzer 2003, p.B-41, D-32, D-45).

- Nitrogen isotope data indicates that the granitoid-hosted gold mineralisation is derived from deep-seated granitic plutons or metamorphics and has risen through the crust to its present position uncontaminated by near-surface water (Kreuzer 2003, p.D-58).
- Fluid inclusion studies on vein samples from the Brilliant, Day Dawn and Queen Reefs using petrography, microthermometry and laser Raman spectroscopy indicate formation pressures of the gold-bearing veins equivalent to depths of 5 to 14 km. Mineralogical studies on gangue, alteration and metamorphic minerals support this range. ***The preferred depth range of formation is 5km ± 2km.*** (Kreuzer 2003, p. D-31; Peters & Golding 1989).
- Oxygen and hydrogen isotope fractionation data indicate a formation temperature ranging from 170° C to 360° C with a preferred value of 310° C. This temperature range is supported by studies of fluid inclusions, textures and wall-rock alteration mineralogy (Peters & Golding, 1989; Kreuzer 2003, pp. C-1, C-51, D-30).
- The low-permeability intrusions of the Ravenswood Batholith restricted and focused the ascending fluids rising from deep in the Earth's crust. Sudden fault rupturing focused the fluid flow into the active lode structures, precipitating gold and base metals by fluid mixing and subsequent chemical and pressure changes to the fluid (Kreuzer 2003, p.D-56 to 58).
- Geological and geophysical data indicate that the Charters Towers mineralisation was not subjected to further significant deformation after the gold mineralisation formed (Kreuzer 2003, p. E-67).
- The host structures are characterized by ***good vertical continuity to at least 1.3 kilometres based on Citigold drilling*** and previous mine workings (Reid 1917), (Kreuzer 2003).
- The veins are located on the margins of gravity lows that coincide with distinct intrusions or complex igneous bodies. (Kreuzer 2003, p. E-67; Citigold geophysical studies).
- The deposits are hosted by country rock comprising mainly oxidized I-type granites, granodiorites and tonalities. I-type granites are derived by re-melting of original igneous rock. (Kreuzer 2003, p. D-1; Peters 1987; Citigold mapping).

- Wall rock alteration studies indicate the fluid was slightly acidic to near neutral (pH 5-6) (Kreuzer 2003, pp. C-54, C-59; Corbett & Leach 1995). The oxidizing fluids have produced red hematite alteration, destroying magnetite where it is in contact with the fluids and creating local magnetic lows. This creates a geophysical signature for exploration, of de-magnetised areas adjacent to gravity lows (Citigold mapping).
- Studies of quartz veins from over 200 gold mines in North Queensland indicate the Charters Towers ***gold-bearing veins are typical of granitic rather than sub-volcanic hosts*** (Dowling & Morrison, 1989: Kreuzer 2003 p. C-54).
- Structural domain, fabric studies and spatial autocorrelation (Fry analysis) indicate that the east-west and NNW-SSE striking planes of weakness were oriented most favourably for reactivation during deformation, providing important loci for quartz vein formation and ascent of gold-bearing fluids. Areas with a greater density of intersecting structures were more likely to localize gold deposition. There was a ***single episode of vein formation and gold mineralisation*** during the fourth deformation event (designated D_4). (Kreuzer 2003, p.E-67).
- ***The veins have not been significantly shifted by fault movements after formation***. Fault movements were minor, on a centimetre to metre scale. This is in agreement with earlier research at the time of mining where average fault separations were reported to be in the order of 0.9 to 1.2 m metres (Reid 1917, Kreuzer 2003, p. B-31; Citigold mapping).
- The current exposure of the Ravenswood Batholith is at its roof zone, meaning that there is a high probability that ***most of the gold-bearing system is intact and has not been significantly eroded*** (Citigold mapping; Hutton & Rienks 1997).
- There is a relationship of gold with galena (lead sulphide), where ***high gold values are accompanied by high lead values*** (Citigold assaying). The presence of galena was used as an indicator of high grade gold by previous miners (Reid 1917). Citigold assays for lead to check for the location of ore shoots if gold values in drill samples are unexpectedly low.
- ***The potential for additional gold-bearing veins to be discovered away from known mineral occurrences is considerable***. Fractal analysis of the spatial

distribution of the gold deposits suggests the area to the south of Charters Towers may contain undiscovered deposits. Earlier work by Citigold prior to 1999 had already targeted the area to the south based on structural analysis and geological mapping. (Kreuzer 2003, p. E-1, E-67 to 68).

2.2 Testing the Model

2.2.1 Drilling

Citigold has a robust geological model that has been ***predicted and then tested by diamond-core drilling down to 1,270m vertical depth***. Intersections into known quartz veins have hit the predicted position within one metre at depths of up to 1,500m downhole. ***Over 147,000 metres of drilling has been conducted in 1,800 holes*** on down-dip and strike extensions of known vein systems, with 1,550 significant drill intersections. Previous explorers that drilled, mapped and sampled the area from 1980 until the float of Citigold in 1993 include BHP, Homestake, CRA, AOG, Orion, Mt Leyshon Gold Mines and Great Mines. Prior to 1980 drilling was undertaken by Towers Drilling Co (1932), and the Queensland Department of Mines in 1923 and 1969-70. A detailed project evaluation was conducted by Gold Mines of Australia (the precursor of WMC) in 1935, and Citigold holds copies of much of their data.

2.2.2 Open pit and Underground mining

Underground mining in five underground operations since 1994 (the Central Decline, No.2 Cross Vein, Stockholm, Washington and Warrior mines) has also confirmed predicted intersections with previous workings within 0.3m and has intersected geological structures to confirm the accuracy of the model. Old workings have been re-opened and entered on the Brilliant, Victory, Victoria and Washington reefs, and new underground workings driven on extensions of known vein systems at Stockholm, Washington and the No.2 Cross Vein.

The new workings have been rock-chip sampled, bulk sampled and the veins mined by on-reef development and stoping.

Open pit mining was conducted on the Washington and Stockholm vein systems. The Washington vein is a classic Charters Towers style vein. Stockholm was more diffuse, and was a wider zone with some quartz vein stockworks. Old fill was intersected in previously mined stopes at Stockholm, and was sampled in a 1,500 tonne bulk sample.

Total gold production from trial mining and processing a small tonnage of tailings was 38,000 ounces of gold. All ore was processed through the Black Jack processing plant.

All of Citigold's mining was along strike and down-dip from previously mined workings.

2.2.3 *Survey Accuracy of Previous Workings*

Detailed mine plans of previous mining operations are held by Citigold on site, and these have been digitized and modeled in commercial computer programs, and cross-checked against modern survey data. The majority of previous plans were accessed from originals held by the Queensland Department of Mines and Energy (now the Department of Natural Resources and Mines).

Previous Imperial mine plans were drawn up between 1870 and 1917 by licensed mining surveyors, and previous records indicate a survey closure error of less than 1 in 5000 (i.e. ±200mm in one kilometre) in chainage and, in the bearings, less than one minute of arc per 1,000' of underground survey (i.e. ±292mm offset in one kilometre). Measurements plotted on the previous plans were reported to one decimal of a foot and one minute of arc. The previous mine plans at a scale of one inch to forty feet (1":40' or 1:480) were digitized by Citigold, showing detailed workings and stopes down to 928m vertical depth.

Most of the historic workings were driven on lode. Results used from these plans, when checked against recent survey work, have been within acceptable limits, usually within 0.3 metres.

Recent shaft-capping programmes by the Queensland Government has located and surveyed a large number of shaft collars, and this data has been used by Citigold to further cross-check the computer models of both the workings and the geology against modern survey pickups. The former Department of Mines and Energy launched a project in July 1996 to define the scope and cost of repairing abandoned mine shafts in the city. There are around 830 identified shafts within the Charters Towers city limits area that have been catalogued, with 688 shafts having been located in the field and inspected. The remaining 143 shafts have yet to be located in the field. The possible existence of a further 280 shafts has been identified from old aerial photos and gold mining lease plans. (Reference: http://www.nrm.qld.gov.au/mines/environment/rehabilitation.html)

2.2.4 Continuity of Geological Structures

The strike length continuity of the Brilliant structure has been proven by underground mining for over 800m along strike and down dip for 1,080m to a vertical depth of 910m. The strike extent has been proven by drilling to extend for a further 500m west and 700m east, giving a total strike length of 2 km.

The Day Dawn has been proved by underground mining for 1,700m along strike and 823 m vertically. The East Mexican lode is interpreted as an extension of the Day Dawn, which increases the strike length of the Day Dawn to 2,100m.

Sunburst West (part of the Queen structure) has been proven by underground mining for 350m and down dip for 225m to a vertical depth of 125m.

The Queen structures continuity have been proven by underground mining in the Bonnie Dundee and Golden Gate mines for a strike length of 1,360m and down-dip for 450m to a vertical depth of 400m.

The Brilliant East structure continuity has been proven by underground mining over a strike length of 650m and down dip for 1,080m to a vertical depth of 910m.

The continuity of the Cross Veins (Columbia, and St Patrick lodes) has been proven by underground mining over a strike length of 270m and down-dip for 510m to a vertical depth of 340m. The Columbia and St Patrick lodes are interpreted as the same structure, which increases the strike length to 1,300m.

Extensions of these structures have been interpreted by matching drill intersections with the proven geological models developed from the underground workings. Over 1,550 significant drill intersections were used. Because the veins are narrow (usually less than one metre) and widely spaced (50m to 400m), it is usually possible to clearly define the correct mineralised body to which a drill intersection belongs. Some uncertainty existed where the cross-veins approached or cut through the east-west structures, and core-to-vein angles were used in oriented core where possible to correctly assign drill intersections to mineralised bodies.

Only those intersections which were assigned unequivocally to a known, previously-mined mineralised body have been used in published resource estimates.


1,000m
Columbia &
St Patrick
Brilliant West
Brilliant
Brilliant
East
Que
Day Dawn
Mexican
Central Decline
Golden
Towers Hill
group
Ruby

CHARTERS TOWERS UNDERGROUND MINES **Fig 2**


North
Queen
1,000 metres
500 metres

3. Other Factors

3.1 Payabilities

The payability of the veins when mined was around 30% (that is, the high-grade ore shoots occupied about 30% of the total vein area). This has been measured by Citigold from computer modeling of the previous workings and stoped areas.

The highest payability obtained was 51.8% on the Brilliant structure.

Because of the variability of gold values and the 30% payability, there is a strong statistical chance (70%) that a random hole drilled into a vein will be more likely to intersect a barren part of the vein rather than the ore shoot.

Citigold uses ***drilling to confirm the presence of the gold-bearing structures***, and the ***presence of gold*** in those structures at the drill intersection point. The gold grade in the intersection ***may or may not be representative*** of the grade in the surrounding area.

Continuity of the structure is confirmed if the intersection matches the known geometry of the structure, given that the width of the structures is generally less than one metre but the structures are spaced 50 to 400 metres apart.

Grade continuity from historical mining records was around 200 to 500 metres along strike (see an example in Figure 3) and up to 1,000 metres down the plunge of the shoot. Grade continuity is compensated for in Citigold's estimates by using payabilities to discount the tonnes estimated on a given structure.


C17 DAY DAWN & MEXICAN AREA
STOPE & HISTORIC UNDERGROUND DEVELOPMENT
USED TO DETERMINE "% PAYABILITY" OF FISSURE

Figure 3. Day Dawn and Mexican lodes showing areas stoped and total vein area, from which the payability is determined as a percentage. Grid squares are 500 metres. Stoping at a 9 m.g/t cutoff was continuous along strike for up to 600 metres.

3.2 Specific Gravity

Laboratory measurements of specific gravity (S.G.) on granodiorite drill core by James Cook University returned values from 2.69 to 2.74 with an average of 2.72.

Specific gravity measurements were conducted by ALS on six hard rock, low-sulphide ore returning values from 2.64 to 2.75, and averaging 2.69.

Specific gravity measurements conducted by Citigold on 55 core samples returned an average of 2.81 t/m^3 (see Table 1).

A bulk density of 2.7 t/m^3 was used for tonnage estimation of hard rock mineralisation based on mining experience at the Stockholm pit, using surveyed mined volumes and mill weightometer tonnes.

Stope fill samples were also measured returning values from 1.84 to 1.97, averaging 1.90.

In the mill a Bulk Dry Density of Ore of 2.6 was used previously. A density of 1.3 t/m^3 was previously used for the tailings estimate.

Where pyrite (S.G. 5.02, 46.5% Fe), galena (S.G. 7.4-7.6, 86.6% Pb), or sphalerite (S.G. 3.9-4.1, 38%-67% Zn) occur in abundance in high grade ore the density of the ore increases substantially. A quartz vein carrying 30% sulphides (10% each of galena, sphalerite and pyrite) will have an S.G. of 3.5, compared to the 2.7 currently used.

A variation of 0.1 t/m^3 in the S.G. will vary the estimated tonnage by about 4%.

If the S.G. is not corrected, this will underestimate vein tonnage (and therefore contained ounces at constant grade) by up to 30%. Where vein widths are less than one metre, the impact of sulphides on SG is reduced as the ore body boundary is diluted to one metre.

Significant void spaces have not been encountered in drilling, nor do the historical records mention significant void space or abnormal porosity in the lodes. In the absence of significant voids or porosity, the minimum SG would be 2.65 t/m^3, the density of quartz.

Reserve tonnages estimated at 2.7 t/m^3 without correcting for SG will always be the minimum tonnage expected.

TABLE 1

Specific gravity measurements conducted by Citigold on 55 core samples.

Hole Name	Significant Intervals From	Depth From	Depth To	SG
CTRC345	184.6	183.8	183.9	3.05
CTRC345	184.6	184.5	184.95	2.76
CTRC345	184.6	185	185.45	3.05
CTRC345	184.6	186.25	186.4	2.83
CTRC346	162	161.9	162.1	2.80
CTRC346	162	162.2	162.4	2.77
CTRC346	162	162.4	162.5	2.80
CTRC346	162	163	163.2	2.80
CTRC346	169	168.45	168.55	2.78
CTRC346	169	168.65	168.75	2.77
CTRC346	169	169.5	169.6	2.78
CTRC346	169	170	170.55	2.72
CTRC346	169	170.75	171.05	2.79
UD215	1.2	1	1.29	2.76
UD215	0	1.29	1.4	2.96
UD215	0	1.4	1.5	2.81
UD215	28.32	28	28.13	2.73
UD215	0	28.13	28.31	2.81
UD215	0	28.31	28.39	2.64
UD215	0	28.39	29	2.75
UD215	30.66	30.24	30.34	2.81
UD215	0	30.34	30.59	2.80
UD215	0	30.59	31.08	2.79
UD215	0	31.08	31.47	2.70
UD215	0	32.2	32.56	2.80
UD215	0	32.56	32.61	2.75
UD215	0	32.61	33.08	2.78
UD215	0	33.08	33.37	2.74
UD215	0	33.37	33.51	2.80
UD215	0	33.51	33.63	2.81

UD215	0	33.63	33.93	2.77
UD215	0	33.93	34.04	2.77
UD215	0	34.04	34.8	2.79
UD215	39.63	39.46	39.64	2.73
UD215	0	39.64	39.83	2.86
UD215	0	39.83	40.26	2.77
UD215	0	40.26	40.42	2.74
WEDD001	211.26	211	211.1	2.96
WEDD001	211.26	211.1	211.3	2.69
WEDD001	211.26	211.4	211.5	2.89
WEDD002	161.7	161.6	161.7	2.82
WEDD002	161.7	161.7	161.91	3.00
WEDD002	161.7	161.91	162.08	2.81
WEDD005	175.7	175.4	175.55	2.80
WEDD005	175.7	176.05	176.1	2.98
WEDD005	175.7	176.6	176.7	2.72
WEDD005	175.7	176.8	176.9	2.83
WERC024	182.4	182.45	182.6	2.90
WERC024	182.4	182.6	183.1	2.67
WERC024	182.4	183.1	183.2	2.92
WERC028	266.1	266	266.1	2.94
WERC028	266.1	266.1	266.35	2.78
WERC028	266.1	266.65	266.75	2.90
WERC028	266.1	266.75	266.95	2.88
WERC028	266.1	266.95	267.05	2.80
			AVERAGE	**2.81**

3.3 Mineralogy

The mineralisation is of the Charters Towers type, comprising mesothermal narrow veins of quartz containing gold and sulphide minerals including galena, sphalerite and pyrite. The veins are usually less than one metre thick, but have strike lengths of from several hundred metres and up to two kilometres in the Central area.

Gold is relatively fine-grained, mostly less than one millimeter, and mineragraphic microscopy shows gold is primarily late-stage. Gold particles are located along grain boundaries, with minor amounts contained within sulphide grains, predominantly pyrite.

Gangue minerals are quartz, calcite, and a variety of clay minerals derived from alteration of feldspars in crushed granitic rock ("formation") along vein margins.

Photomicrographs of polished sections are shown in the Appendices.

3.4 Metallurgy

The ore is primarily free-milling, with 50% of the gold recoverable by gravity methods. The remainder is extractable by conventional Carbon-In-Pulp methods and gold is electro-plated onto steel wool.

Citigold's plant is already constructed and has a current capacity of 340,000 tonnes per year. The company processed ore from trial mining of underground and open pit sources over three years between 1998 and 2000 and extracted 38,000 ounces of gold.

Recovery rates were around 95% with a high in July 1999 of 97% at a head grade of 9.4 g/t Au.

Plant availability averaged 92 to 95%.

3.4.1 *Tail grades*

Tail grades were relatively constant at about 0.3 g/t Au and rarely exceeded 0.5 g/t Au even at high grades. The constant tail grade results in percentage recoveries increasing with increasing head grade. A tail grade of 0.3 at 4 g/t head grade gives 92.5% recovery, whereas the same tail grade at 8 g/t head grade gives 96.3% recovery.

3.4.2 *Penalty elements*

There are minor amounts of lead, zinc and copper in the processed ore, typical of mesothermal veins systems that form at 300°-350° C.

The maximum lead value detected in Citigold's significant drill intersections was 1.96% Pb. The average lead value in 1,559 drill intersections was 651 parts per million (ppm).

As the deposits are mesothermal, there very low to undetectable levels of volatile metals such as arsenic, antimony, selenium and mercury.

The associated metals do not impact significantly on reagent consumption in the CIL plant.

Elements reporting to the doré bars are mainly silver and iron, with minor copper, lead and zinc. The iron is mainly derived from incomplete dissolution of the steel wool onto which the gold solution is electroplated.

The silver to gold ratio as determined from Royalty Returns to the Queensland Department of Natural Resources and Mines (1997-2000) was 36 : 64.

3.4.3 *Sulphide stability*

The sulphides underground are relatively stable. The altered granitic rock ("formation") adjacent to the veins has partially altered feldspars to calcite

which stabilizes any acid ground water that may result from decomposition of sulphides.

Mine water is pumped from the Central area for use in the process plant, and mine water discharged under the environmental permits meets stock drinking water standards without chemical processing.

Sulphides will oxidize over time in the tailings but the entrained calcite is expected to prevent any acid mine drainage.

4. Historical Grade Estimates

Historical grade estimates were examined for previous underground mine production areas, bulk samples and trial crushings. Data was taken from the extensive original production records in the *Queensland Government Mining Journal,* reports of the Department of Mines, the Queensland Geological Survey and the *Northern Miner* newspaper.

Mine managers of the previous mines operating in the 40 year period between 1872 and 1916 produced fortnightly reports of their individual mine operations. These reports contained details of mineralised body widths, tons produced, ounces recovered, ground conditions, water flows, ventilation, air temperatures and other information relevant to planning, scheduling, mineralised body modelling and other predictions necessary for planning and undertaking modern mining operations.

Six million tons of ore was mined during the 40 year mining period producing 6.6 million ounces, providing an enormous bulk sample of the mineralised bodies and a wealth of operating data. The field averaged 34 g/t Au recovered, and five mines averaged over 50 g/t Au recovered.

These grades were used as a cross-check on grades derived from Citigold's drilling, ***but are not incorporated in Citigold's published resources.***

The data was used to determine which peripheral and lower levels were still in ore at the cessation of mining, to assist in geological mineralised body modeling of the quartz veins. The data was also used to understand why stoping ceased in some areas where the width and grade continued at economic values. In most cases, mining ceased on reaching the mining lease boundaries of the relatively small mining leases.

The field declined when economic conditions changed in the years leading up to the First World War in 1914 and production had ceased by 1920. Major factors affecting economic conditions included restricting underground working hours to eight hours (the British Eight Hours Act 1910), introduction of the Workman's Compensation Act in 1906 which increased costs per ton by 21% (QGMJ 1907), doubling of wages in 1914 as labour

became scarcer, commandeering of coal stockpiles during the war to feed naval ships which forced the mines to employ timber getters to supply the mines' boilers, inability to raise capital on the stock market with capital being directed to copper, tin and lead mines (QGMJ August 15, 1907) and dividends decreasing from monthly to quarterly and then annually, and increased pumping costs as mines closed and their water load passed to operating mines through interconnected workings. In 1906, the Brilliant Extended mine was pulling 900 tons of water per day from 2000' (600 metres). It hoisted 103,314 tons of water for 6 months, an increase of 3,000 tons, draining the greater part of the Brilliant Reef and through the Bonnie Dundee shaft, that part of the field as well. This compares to 21,020 tons of ore and 7,013 tons of mullock for the same period, nearly 5 tons of water for every ton of ore.

4.1 Recovered Grade

The historical production grade from mining of 6 million tons of ore from 1871 to 1916 was 34 g/t Au ***recovered***. The recovered grade reflects the ounces produced from tonnes mined, raised to surface and crushed. The recovered grade therefore includes dilution during mining, physical gold losses on stope floors and left behind in pillars, gold lost during transport, handling, crushing and treatment in stamper batteries and later chemical treatment. No physical or chemical gold recovery process is 100% efficient, so some gold is always lost into the tailings. The recovered grade will always be less than the in situ grade.

4.1.1 Physical Gold Losses

The physical loss of gold in fines on stope floors has been confirmed by Citigold when it accessed previously-mined stopes and sampled both coarse stope fill and fines in the previously-mined Victoria workings, Washington and at the Stockholm Mine.

In the Victoria workings, 626 samples were taken in 1995 to 1997, each weighing 5kg, and fire assayed after crushing the entire sample before splitting. The results show a log normal distribution (Figure 4), with a geometric mean of 0.9 g/t. The maximum value was 102.5 g/t, with 19% of the samples exceeding 3 g/t Au and 11% exceeding 6 g/t Au.



Log Histogram of Victoria Workings
Stope Fill Samples - Fines
Frequency (no. of values)
Cumulative Frequency (%)
90
80
70
60
50
40
30
20
10
0
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
0.05
0.08
0.12
0.18
0.3
0.4
0.6
0.9
1.3
1.9
2.9
4.3
6.4
9.5
14.1
20.9
31.1
46.3
68.9
Gold Grade g/t Au
Frequency
Cumulative %

Figure 4. Frequency histogram of 626 x 5kg stope sample fines from the Victoria workings, showing log normal distribution

Even the coarse stope fill samples contained some elevated gold, although these samples were expected to be barren waste granodiorite. An analysis of 75 coarse stope fill samples showed a log normal distribution (Figure 5), with a geometric mean of 0.3 g/t Au, a maximum of 33.1 g/t Au with 7% of samples being above 3 g/t Au and 3% of samples above 6 g/t Au.

At the Stockholm Mine in July 1998, some 1.5 tonnes of underground stope fill was sub-sampled into 30kg samples. Eleven samples returned values between 3 g/t Au and 21.6 g/t, averaging 8.1 g/t Au. The geometric mean was 7.0 g/t Au.

The original prospectus for Charters Towers Gold Mines NL in 1993 projected that the fill would run 5 g/t Au and projected that there were 652,000 tonnes of fill containing some 100,000 ounces of gold (page 27 of the 1993 Prospectus). The subsequent fill sampling by Citigold in 1995-98

confirmed that the stope fill contains significant gold, and computer modeling supports the tonnage at an S.G. of 1.9 t/m^3 derived from bulk sampling.

At the time of this report, no stope fill has been included in any resource category, but may be included in the future.


Log Histogram of Victoria Workings
Stope Samples - Coarse
Frequency
Gold Values g/t Au
0
5
10
15
20
25
0%
20%
40%
60%
80%
100%
120%
0.01
0.02
0.05
0.14
0.41
1.22
3.67
11.0
35.0
Frequency
Cumulative %

Figure 5. Frequency histogram of 75 coarse stope fill samples from the Victoria workings, showing log normal distribution

4.1.2 Historical Grades

The historical recovery after chlorination, retreatment and cyanidation of tailings during this period was 90% (Reid, 1917). This would make the average head grade of delivered ore prior to crushing 11% higher than the recovered grade, approximately 38 g/t (34g/t ÷ 90%).

The ore was hand-sorted underground in previous mining with only quartz vein material being brought to surface for processing, and the waste packed back into stope voids. This has been confirmed by Citigold when its modern

mining re-opened previously-mined stopes in the Victory, Victoria, No.2 Cross Vein (Maude St Leger Lode), Washington and Stockholm mines. The areas accessible from the Central Decline (Victory, Victoria and No.2 Cross Vein) are still open for inspection.

If the previous hand-sorting process included 10% dilution, then the in situ grade may have been 10% higher than the delivered head grade. This would mean that the ore mined would have had an in situ grade of approximately 42 g/t.

The average vein width mined historically was 0.7 to 0.8 metres true width (Reid 1917). A width of 0.75m was confirmed by Citigold by Surpac modeling of stope voids and relating the volume to the actual tonnage extracted historically. A density of in situ material of 2.7 t/m^3 was used to derive the average thickness of 0.75m.

To compare the in situ grades in metre-grams for the two possible grades of 38 g/t ***undiluted***, or 42 g/t Au ***with 10% dilution***:

1. At a vein width of 0.7m, the historical in situ accumulated grade in metre-grams would dilute 30% to **27 m.g/t Au** at the previously-mined undiluted grade (38 g/t x 0.7m).

2. If the hand sorting included 10% dilution, then the original in situ grade would have been 42 g/t Au, which would dilute to **29 metre-grams per tonne** (42 g/t x 0.7m).

Therefore, any global ore reserve calculated at that time (1871-1916) including dilution at a one-metre mining width would have returned a global reserve grade of the order of 27 to 29 m.g/t Au. ***For any modern global resource estimation, this range of 27 to 29 m.g/t Au is the maximum grade accumulation that could be realistically expected*** at a one-metre vein width.

From Reid (1917) and other records, the historical mines were able to mine veins down to one foot thick (0.3 metres) which contained ore at around 30 g/t. This translates in modern terms to a mining cut-off accumulation grade of 9 metre-grams/tonne (0.3m x 30 g/t).

Citigold's cut-off will be 6 m.g/t (see Section 5.3 Cut-off Grades).

For comparison, the average of the 42 significant drill intersections above the historical 9 m.g/t Au cut-off, from Citigold's drilling results ***within the Central area,*** on extensions of known structures outside the previously mined Central area, is 28.5 m.g/t Au. ***This is the same as the historically derived grades in metre-grams.***

At Citigold's operating cut-off of 6 m.g/t Au, the average of the 54 significant drill intersections ***within the Central area*** is 23.7 m.g/t Au. (See Table 2).

For the whole of the 1,559 significant drill intersections (including ***both the Central area and the Southern area***) above a 6 m.g/t Au cut-off, there are 381 intersections averaging 21.4 m.g/t Au. Above 9 m.g/t Au, there are 272 intersections averaging 27 m.g/t Au.

Therefore at a vein width of 0.7m, the maximum in situ grade that could be expected from Citigold's drilling average at a cut-off of 6 m.g/t would be 34 g/t (23.7 g/t ÷ 0.7m), ***remarkably similar to the historic grades, and in areas along strike and down dip from the previously-mined shoots in the same structures***.

This is positive proof that based on Citigold's drilling, there is extensive economic grade gold mineralisation at grades in a similar range to those achieved by previous production, located along strike and down-dip from previous underground workings.

TABLE 2

Citigold Significant Drill Intersections above 6 metre-grams per tonne sorted by metal accumulation.

Hole Name	Northing	Easting	Depth (from)	Interval (metres)	Au g/t	Accumulation m.g/t Au
DD93QF5_EXT	780167	423975	482	1.70	77.54	131.82
CTRC275	779250	423750	46	2.00	45.69	91.38
DD81QF4	780224	425129	113	2.00	43.00	86.00
UD258	779326	423858	0.7	1.80	32.09	57.76
QD1	780418	424232	267.33	2.11	25.07	52.90
CTRC624	779225	423650	48	2.00	23.48	46.96
CTRC603	779348	423974	73	4.00	11.46	45.82
DD93QF5_W4	780167	423975	482.3	1.60	24.57	39.32
UD211	779190	423533	70.4	3.80	9.98	37.92
DD93QF5_W1	780167	423975	664.7	0.80	46.71	37.37
CTRC150	779246	423983	109	2.00	18.34	36.68
CTRC226	779200	423750	97	1.00	36.55	36.55
DD81QF4	780224	425129	245.6	1.20	28.91	34.69
CTRC603	779348	423974	104	2.00	15.20	30.40
NS12	780028	423548	116.74	0.61	48.37	29.51
UD259	779327	423858	0.6	1.00	25.21	25.21
CTRC139	779230	421080	121	3.00	8.30	24.89
CTRC219	779250	423875	97	2.00	12.06	24.12
BORE3_CR	781043	423602	32.61	2.44	9.55	23.29
UD103	779147	423927	25.7	1.20	19.13	22.96
CTRC610	779200	424100	14	2.00	9.34	18.67
UD274	779326	423067	68.5	1.60	11.13	17.81
BORE2_SP	780377	423525	60.35	4.27	4.08	17.43
CTRC637	779424	423877	77	3.00	5.54	16.63
SBD005	780244	425238	157.4	4.55	3.35	15.22
CTRC134	779145	421133	89	2.00	7.53	15.05
UD288	779404	422977	82.44	5.32	2.79	14.86
CTRC218	779225	423875	56	3.00	4.66	13.99
BORE4_CR	781085	423689	65.53	2.75	5.05	13.89
CTRC133	779252	423963	82	1.00	13.50	13.50

CTRC620	779275	423950	101	2.00	6.30	12.60
UD253	779327	423858	0	2.00	5.77	11.54
CTRC127	779083	421150	78	2.00	5.69	11.37
BD2	779851	422602	585	1.10	10.14	11.16
CTRC609	779252	424102	17	2.00	5.36	10.71
UD104	779147	423927	48.55	1.00	10.18	10.18
CH3	779167	423634	25.9	0.30	33.20	9.96
DD81QF3	780306	425316	457.8	1.50	6.49	9.73
CTRC233	779225	423900	72	2.00	4.75	9.50
DD93QF5_W2	780167	423975	697.1	1.70	5.56	9.45
DD93QF5_EXT	780167	423975	697.7	1.30	6.97	9.06
CTRC627	779310	423800	111	1.00	9.04	9.04
UD103	779147	423927	50.1	0.60	13.20	7.92
UD281	779410	422977	127.5	1.50	5.20	7.80
BD1	780293	422803	1032	1.35	5.63	7.60
CTRC177	779202	424320	107	2.00	3.71	7.42
DD81QF3	780306	425316	450.2	0.60	11.20	6.72
CTRC142	779279	421090	129	2.00	3.32	6.63
CTRC145	779046	423966	119	1.00	6.48	6.48
BD4	780168	422464	1243	2.00	3.16	6.32
SBD003	780187	425225	221	1.08	5.82	6.29
CTRC219	779250	423875	60	2.00	3.13	6.25
DD81QF7_W1	780223	424402	650.9	1.10	5.66	6.23
BD4	780168	422464	1214.5	0.30	20.54	6.16
				Mean		**23.68**

5. Citigold Mineral Resource Grade Estimation

The mineral resource drilling database includes 147,053 metres of drilling from 1,809 drill holes, of which 44,259 metres is diamond-core (mainly HQ [63.5mm] and NQ [47.6mm] diameter) in 322 holes, 94,694 metres is reverse circulation (RC) percussion drilling in 1,240 holes and 8,100 metres of other non-core drilling (mainly open-hole percussion) in 247 holes. ***The holes intersected down-dip and along-strike extensions of known structures.***

From this database, there are ***1,559 significant drill intersections*** for which a mineralised body code could be identified, ***in 644 drill holes***. A significant drill intersection is one assaying 0.1 g/t Au and/or over 100ppm lead, or sometimes an intersection with identifiable quartz vein or formation material indicating that the vein had been intersected even if assay values were low. Over 97% of the intersections are above 0.1 m.g/t Au and over 80% of intersections exceed 1 m.g/t Au.

There are 22 significant drill intersections deeper than 1,000 metres, of which 19 are deeper than 1,100 metres and ***10 deeper than 1,200 metres (maximum gold grade 20.54 g/t).*** The deepest significant intersection is 1,300.1 metres (2.3 m.g/t Au).

This is positive proof that economic gold grades persist along strike and down dip from the previously mined areas down to at least 1,200 metres vertical depth.

The following sections examine:

- The statistical distribution of gold values in the drill intersections,
- The relationship between gold and lead in drill samples, and how this can be used to define ore shoots if drilling intersects an apparently barren section of the shoot,
- Lower cut-off grades to use in mineral resource estimation
- Whether or not a Top Cut should be applied to cut out outlying high grade values.

5.1 Statistical Distribution of Drill Intersection

In common with many sets of geochemical data, the significant drill intersections at Charters Towers show a log normal distribution when standardised as grade-width accumulations in metre-grams/tonne.

Figure 6 shows a frequency distribution plot of the 1,559 drill intersections, and it shows a near-perfect log normal distribution. There is a slight negative skewness (-0.158), but the geometric mean is 2.42 m.g/t Au, close to the median value of 2.08 m.g/t Au. In a perfect normal distribution, the mean would equal the median.

Therefore this normal distribution means that log normal statistics can be used when dealing with the whole population. However, care should be exercised when dealing with partitioned data, such as intersections above a particular cut-off, where the population of data points is no longer log normal.


Histogram of Log Gold Accumulations in
1,559 Uncut Drill Intersections
350
300
250
200
150
100
50
0
Frequency
0.01
0.02
0.04
0.07
0.13
0.23
0.42
0.76
1.37
2.47
4.44
7.99
14.4
25.9
46.6
83.9
151.0
Gold m.g/t

Figure 6. Frequency Distribution of Significant Drill Intersections showing log normal distribution

5.2 Relationship of Lead and Gold in defining ore shoots

The gold distribution is not uniform within the veins.

Old mining records show that the gold was concentrated in shoots within the veins, and the previous miners used the presence of galena (lead sulphide) to define high-grade gold areas (Reid, 1917).

Because of the variability of gold values and the 30% payability, there is a strong statistical chance (70%) that a random hole drilled into a vein will be more likely to intersect a barren part of the vein rather than the ore shoot.

Averaging of drill grades is therefore likely to underestimate the average gold values. This would normally be countered by outlining the ore shoots and only using holes within the shoots, but historical records show that the shoots were not uniformly mineralised, with barren patches within shoots.

Holes with low gold values may still be within a significant shoot, but this low-grade patch would be identified during mining and left behind as a pillar.

Citigold examined the relationship between lead and gold to see if the lead values could be used to define the boundaries of shoots if gold values were low. Of the 1,559 intersections, 903 contain significant lead values. Initially, only samples that exceeded 1 g/t Au were assayed for lead. More recent samples were assayed for lead regardless of gold values.

Figure 7 shows a log plot of gold versus lead for the 903 lead and gold intersections. It shows a denser clustering of values above 1 g/t Au, which reflects the bias in assaying more samples above 1 g/t Au. As gold and lead were assayed on the same sample, actual assay values were examined, in ppm (equal to grammes per tonne) rather than grade-width accumulations, as the drill width is irrelevant when comparing gold to lead in the same sample.

The maximum lead value was 19,600 ppm (1.96%) lead. The maximum gold value was 117 g/t Au. Lead is unlikely to pose a significant health risk or metallurgical penalty.


Charters Towers Project
Gold versus Lead in Significant Drill Intersections
y = 102.45x
R^2 = 0.0448
Lead (ppm)
100,000
10,000
1,000
100
10
1
0.01
0.10
1.00
10.00
100.00
Gold (g/t Au)

Figure 7

Log plot of gold versus lead for over 1500 drill intersections used in Citigold's mineral resource estimation.

A linear regression line was calculated by the method of *least squares best fit*, which returned the linear regression equation of:

$$y = 102.45x$$

The Coefficient of Determination (R^2 value) is 0.0448. The R-squared value (R^2) is a number from 0 to 1 that reveals how closely the estimated values for the trendline correspond to the actual data. A trendline is most reliable when its R-squared value is at or near 1.

The ratio also holds for smaller samples, such as the Brilliant Reef drill holes, and also holds for zinc as well, as shown in Figure 8 below:


Brilliant Gold Reef
Diamond Drill Core Gold vs Pb, Zn
Log Base Metals ppm
4
3.5
3
2.5
2
1.5
1
0.5
0
-2
-1
0
1
2
Log Au ppm
log (Pb)
log (Zn)
Linear (log (Pb))

Figure 8

Log plot of gold versus lead and zinc for 19 drill intersections in diamond-core hole CT647 on the Brilliant reef

Face samples were examined from 488samples in the No.2 Cross Vein (Maude St. Leger reef) and a similar relationship between lead and gold was found (Figure 9).


Underground Samples
Victoria and Maude St Ledger
Gold vs Lead, 488 samples
100,000
10,000
1,000
100
10
1.0
Log Lead ppm
5
4
3
1
0
-1
-2
-1
0
1
2
3
0.01
0.1
1.0
10
100
1,000
Log Gold ppm

Figure 9

Log plot of gold versus lead for 488 stope face samples form the No.2 Cross Vein (Maude St Leger reef)

From this relationship, Citigold has determined that ore shoots can be defined by lead values where gold values are abnormally low due to the nuggetty distribution. A contour of 100 ppm lead should enclose gold values of 1 ppm (1 g/t) and above.

The presence of galena can be used as a visual guide to high gold grade areas during mining. This method was used by the previous miners as the primary method of underground grade control, supplemented by rare assaying and more

frequent trial crushings of bulk samples (10 to 100 tons). From 1900 onwards, visual control was the prime method (*QGMJ* 1901-1920).

However, Citigold plans to initially use conventional channel-sampling for grade control and blocking out reserves underground, sampling drive faces every cut. As the sample size using Gy's sampling theory would need to be of the order of 50kg, creating a manual handling health risk underground, Citigold plans to use smaller samples (3 kg to 5 kg each) but taken more frequently.

5.3 Cut-off Grades

Cut-off grades are calculated to determine minimum gold values for a number of different purposes, such as a local stoping area cut-off, a larger shaft or level area cut-off, milling or haulage cut-offs, low-grade and high grade cut-offs for sensitivity analyses and Net Present Value calculations, and charting of tonnage-grade curves.

One variant of the cut-off grade is the operating break-even grade, which is the minimum amount of gold needed to cover mining and processing costs. The break-even grade will vary with the gold price, and will vary according to what costs are included as mining costs. The Gold Institute Standard definitions of mining costs are used by Citigold in defining its Cash Costs and its Total Mining Costs (see APPENDIX 3).

Table 3 illustrates an example of how Citigold has derived its break-even grade. It is derived from a spreadsheet where the constantly changing variables of US dollar gold price and the US-Australian dollar exchange rate can be entered to constantly update the break-even grade. It calculates the grade of gold necessary to meet Citigold's Cash Cost without allowing for depreciation , amortization, cost of capital etc used in total mining cost. It uses a US gold price of US$434.75 and an exchange rate of A$1.00 = US$0.7751, which were valid on 21 April 2005.

At these variables, the operating break-even grade is 5.5 g/t Au in ore delivered to the mill.

Gold-bearing ore at Charters Towers will be mined under a variety of circumstances. Exploration and much of the mine development will be mined along the strike of the mineralised body, mining through both high grade shoots and more barren parts of the vein. Exploration and bulk sampling costs will be largely covered by ore won from the development drives. The vein width will vary along the drive. Using the factors in Table 4, a 3.7m x 3.7m production or exploration drive can be mined at breakeven if it carries a vein 0.7m wide at 10 g/t Au within the vein (7 m.g/t Au).

Because the operation may process rock at various grades below the break-even grade, a lower mineral resource cut-off grade of 3 m.g/t Au has been selected for drill intersections. This includes material within, or marginal to, the shoots likely to be mined.

Figure 10 shows a range of cut-off values and the percentage of the 1,559 drill intersections above cut-off. About 40% of the intersections are above 3 m.g/t Au, and 32% above 4 m.g./t Au.

Cutoff grade estimator

Enter data in blue cells

Head Grade (g/t) =	**13.5**
Tonnes per ounce =	2.30
Mining Cost (US$/oz) =	$ 162.60
Mining Cost (Aus$/tonne)= (incl. processing & transport)	$ 91.06
Mill recovery (%) =	95
Gold Price (Aus$/oz) =	$ 560.90
Gold Royalty (%) =	2.7

Metal recovery (%) =	92.44

		Cost equivalen g/t
Mining Cost (Aus$/t)	$ 62.76	3.48
Surface Transport (Aus$/t)	**$ 2.00**	0.11
Ore Processing (Aus$/t)	$ 17.21	0.95
Rehabilitation & shutdown (Aus$/t)	**$ 1.00**	0.06
Administration (Aus$/t)	**$ 8.09**	0.45
Total Cash Cost (Aus$/t)	$ 91.06	5.05
		5.5

Gold Price (US$/oz)	**$ 434.75**
Exchange rate Aus$1.00=US$	**0.7751**
Gold Price (Aus$)	$ 560.90
Aus$ per gram	$ 18.04

Breakeven grade = (mining & milling costs)/(metal price x metal recovery)

= 5.5 **g/t Au**

Mining Cost Aus$ per ounce=	$ 209.78

Ore Processing

Crushing & Screening	**$ 2.34**	A$/tonne
Grinding	**$ 2.39**	A$/tonne
Leaching	**$ 4.56**	A$/tonne
Process Services	**$ 4.97**	A$/tonne
General	**$ 2.95**	A$/tonne
TOTAL PROCESSING	$ 17.21	A$/tonne

Mining Cost

Drill & Blast	**$ 9.08**	A$/tonne
Stope Production	**$ 8.41**	A$/tonne
UG Processing	**$ 4.00**	A$/tonne
UG Transport	**$ 4.71**	A$/tonne
UG Services	**$ 4.58**	A$/tonne
UG General	**$ 2.64**	A$/tonne
Sub-total	$ 33.42	A$/tonne
Mine Development	**29.34**	A$/tonne
TOTAL MINING	$ 62.76	A$/tonne

TABLE 3. Break-even grade estimator.

TABLE 4. Value of gold contained in narrow veins in Decline and drives

	Horizontal	45 deg dip
Drive Height (m)	3.70	3.70
Drive Width (m)	3.70	3.70
Cut length (m)	1.00	1.00
Vein Width (m)	0.70	0.70
S.G. (t/cu.m)	2.70	2.70
Ore Grade (g/t Au)	10.00	10.00
Gold Price US$/oz	$ 434.75	434.75
Exchange rate A$1.00=US	$ 0.78	0.78
Aust gold price ($A/oz)	$ 560.90	560.90
Driving cost (A$ per metre)	$1,000.00	1,000.00
Ore haulage & sorting (A$/t)	$ 3.00	3.00

Waste tonnes (t)	29.97	10.76
Ore tones (t)	6.99	26.21
Contained gold (oz)	2.25	8.43
Value of recovered gold (Aus$)	$1,198.14	$4,490.24
Profit/loss	**$198.14**	**$3,490.24**
Mining, haul & sort cost (A$/t)	**30.05**	**30.05**

Mill recovery	95%	95%
Milling cost A$ per tonne	$ 17.22	$ 17.22
Total milling cost of sorted ore	$ 120.42	$ 451.29
Net profit	**$77.72**	**$3,038.95**


Vein
Height
Cut
Width


45 degree dip

5.3.1 Variation in data set with cut-off grade



Charters Towers Project
Significant Drill Intersections.
Percentage above defined cutoffs
y = 1.0114x2 - 12.803x + 62.367
R2 = 0.9956
Percentage of Drill Intersections
60.0
50.0
40.0
30.0
20.0
10.0
51.2
40.0
32.5
27.9
24.4
21.4
Above 2mg
Above 3mg
Above 4mg
Above 5mg
Above 6mg
Above 7mg
Lower cut-off Grade in metre-grams

Figure 10
Plot of significant drill intersections showing percentage of intercepts above various lower cut-off grades.

A polynomial regression line was calculated by the *least squares best fit* method that returned the polynomial regression equation of:

$$y = 1.0114x^2 - 12.803x + 62.367$$

The Coefficient of Determination (R^2 value) is 0.9956. Given the high value of R^2 in Figure 10, the equation can be used to calculate the percentage of significant drill intersections (the "y" value) at any cut-off value (the "x" value).

Cut-off	Frequency	%
Above 0.1mg	1517	97.3
Above 1 mg	1274	81.7
Above 2 mg	798	51.2
Above 3 mg	623	40.0
Above 4 mg	507	32.5
Above 5 mg	435	27.9
Above 6 mg	381	24.4

TABLE 5

Frequency and percentage of significant drill intersections above a range of cut-off grade values in metre-grams per tonne gold.

5.4 Top Cut for high grade values

There is considerable evidence from Reid (1917) and the fortnightly mine managers' reports that recovered grades on parcels of several thousand tons frequently exceeded two to five ounces per ton. A selection of the major mines, accounting for two-thirds of the total production, is listed in Table 6, showing average recovered grade. Section 4.1.2 of this report previously showed that the in situ grade used to assess the gold resource would be 10% to 20% higher than the various mines historical recovered grades.

The Victory, Queen Cross and Victoria mines averaged over two ounces to the ton (62 g/t) and eight mines exceeded 40 g/t recovered. In situ stope grades in individual stopes would have exceeded the averages.

Geologists often cut high grade values in ore reserve estimation to avoid biasing any averaging techniques by a small number of unusually high gold values. Given that the distribution of log-normalised values in the Citigold drill intersections approximates a normal distribution (Figure 6) with no significant outlying high values, no top cut of drill grades has been used.
Cutting high grades would artificially lower the average grade but there is no valid statistical basis in this data set for cutting high grades. The high grades (up to 117 g/t and 151 m.g/t Au) are part of the normal data set.



Historical Production Charters Towers Gold Field
1878 to 1916
(Source: Reid 1917)
Tons & ounces
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Grade g/t Au
60.0
50.0
40.0
30.0
20.0
10.0
-
Year
Tons
Ounces
Grade g/t

Figure 11

Historical production at Charters Towers gold field from 1878 to 1916 showing tons, ounces and yearly average recovered grades



Charters Towers City Area Lodes
Cumulative Gold Production
(Source: Reid 1917)
Ounces Produced
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
Prior to 1878
1879
1881
1883
1885
1887
1889
1891
1893
1895
1897
1899
1901
1903
1905
1907
1909
1911
1913
1915
Year

Figure 12

Historical cumulative gold production at Charters Towers from 1878 to 1916 in ounces.

Table 6

Production from the major mines, accounting for two-thirds of the total production, showing average recovered grades.

Summary	Tons	Ounces	Grade g/t
Victory	98,803	216,360	67.0
Queen Cross	138,125	287,039	63.6
Victoria	70,913	146,968	63.4
Victoria & Queen	35,730	63,613	54.5
Papuan, Brilliant & Victoria	41,354	70,559	52.2
Golden Gate (Sunburst East)	35,303	56,626	49.1
Day Dawn PC	275,128	379,859	42.3
Victoria & Caledonia Block	36,849	49,906	41.5
Brilliant & St George	371,088	462,296	38.1
Kelly's Queen Block	91,586	113,937	38.1
Band of Hope	86,454	104,637	37.1
Bonnie Dundee	59,296	70,808	36.6
Brilliant PC	340,582	403,198	36.2
New Queen	106,366	121,515	35.0
Day Dawn Gold Mines	51,937	54,120	31.9
Day Dawn Block & Wyndham	589,531	546,871	28.4
Brilliant Central	245,477	215,523	26.9
Brilliant Block	158,606	133,988	25.9
Mills DD United	507,428	428,429	25.8
New Brilliant Freeholds	124,360	92,537	22.8
Stockholm	97,667	64,894	20.3
Brilliant Extended	567,500	202,188	10.9
TOTAL	**4,130,083**	**4,285,871**	**31.8**

6. Inferred Mineral Resources

6.1 Database Integrity

Between 1999 and 2003, the drill collar positions, drill logs, assays and the Citigold database were extensively cross-checked against original records, verified and audited to eliminate data errors prior to re-evaluating the resource estimate. The database was audited on three occasions during and after 1999 by external consultant groups.

Some hole collars were re-surveyed, and drill core was frequently checked or re-logged to ensure that assayed intersections were correctly matched to the correct mineralised bodies. Where drill holes were interpreted in Surpac mining software to have passed through a body but no assay was recorded or assays were unremarkable values, the relevant logs were examined for the presence of quartz vein material or the core re-logged, specifically searching for "formation" (altered granite adjacent to lode fissures) or quartz veins. Any unassayed vein material discovered in this process was half-core sawn and sent for assay.

Multiple gold assays on any one intersection, resulting from either quarter-core sampling or re-assaying of original samples and check assaying were detected and a procedure written for handling such results. Generally, if the repeat assays were within 10% to 15% of the original, the original assay was used. Where the nugget effect resulted in widely variable results, samples were often sent for further screen fire assaying, or professional judgement used to select a suitable value to use. This may have been an average of two or more of the more consistent or acceptable values, or severe outliers rejected from more closely grouped results.

6.2 Central Area

6.2.1 Grade estimation

The 1,559 drill intersections were partitioned based on collar position northings and eastings to select holes within the Central area only (Figure 13). Holes included in the Central area are north of 777,9000mN AMG and east of 420,500mE AMG. This easting excludes holes drilled on the Great Britain mine northwest of the Central, but includes all drilling on the Day Dawn, Brilliant, Queen Sunburst and Cross Vein structures which make up the majority of the previous production areas. The drilled extensions of these areas are planned for production by Citigold.

There are 455 significant drill intersections within this area. The metal grade accumulations in metre-grams per tonne display a log normal distribution as shown in Figure 14. The plot has a slight negative skewness (-0.06) and a small number of outlying high values. However, the geometric mean of 1.213 almost equals the median (1.218), indicating that the outliers do not distort the average by any significant amount. ***This confirms and supports the decision not to cut high grades.***


Drill Collar Locations
AMG Northing
AMG Easting
7784000
7782000
7780000
7778000
7776000
7774000
7772000
7770000
416000
418000
420000
422000
424000
426000
428000
430000
432000
Great Britain
Brilliant
Sunburst
Central Area
Towers Hill
CV 2
Ruby
Southern Area
Washington
Warrior West
Warrior
Stockholm
Merrie Monarch
Silent Friend
Black Jack

Figure 13

Drill Collar locations, showing the Central Area and the Southern Area, in which Mineral Resources were estimated. The Great Britain area was excluded.


Histogram of Log Gold
for City Area drill intersections
Frequency
0
10
20
30
40
50
60
70
80
0.01
0.02
0.03
0.04
0.07
0.11
0.19
0.31
0.52
0.85
1.41
2.34
3.87
6.41
10.60
17.55
29.06
48.10
79.63
Gold g/t

Figure 14

Plot of grade-width metal accumulations in metre-grams/tonne for the Central area north of 777,9000mN AMG and east of 420,500mE AMG. The plot displays a log normal distribution.

There are 83 significant drill intersections above 4 m.g/t Au (18.2%) and 112 intersections above 3 m.g/t Au (24.6%). A lower cut-off of 3 m.g/t Au was selected to include all significant drill intersections within and immediately adjacent to the ore shoots or mineable patches within barren areas. This partitioned data set does not display any particular distribution (see Figure 15), so the arithmetic mean was used.

The average of the 112 significant drill intersections above 3 m.g/t is 13.5 m.g/t Au.

There are only five values above 50 m.g/t (the 95% percentile), of which only one exceeds 100 m.g/t.

No outliers have been excluded or an arbitrary top cut used, and ***the average accumulated grade of 13.5 m.g/t Au has been used for the estimation of Inferred Mineral Resources at a 3 m.g/t Au cut-off***. As the minimum ore body width used is one metre, the grade in grams per tonne is also 13.5 g/t Au.

This grade is seen as the minimum expected mining grade.

However, there is no evidence that these extensions of known shoots and veins would not average close to the previously-mined grades 42 g/t Au in situ or 28 m.g/t diluted, implying that ***the grades could be much higher than the 13.5 g/t used***. At a 6 m.g/t Au cut-off, the average grade would be 24 g/t Au, and at 9 m.g./t Au the average grade would be 28.5 g/t Au.

However, Citigold expects that ***the 3 m.g/t Au cut-off more realistically reflects the likely operating cut-off,*** given that marginal grade material will often be adjacent to higher grade mineralisation, and/or contained in development rock that may be extracted anyway. Modern mechanized mines seek to optimize the value of the deposit and profits by extracting maximum ounces to offset fixed overheads through efficiencies of scale. Therefore the marginal grade material only needs to cover the incremental costs of transport and milling, which are less than the revenue generated from 3 g/t material.


Histogram of Log Gold in
Drill Intersections in the City Area
above 3 mg cutoff
Frequency
30
25
20
15
10
5
0
3.7
4.5
5.5
6.7
8.1
9.9
12.1
14.8
18.0
22.0
26.8
32.7
39.9
48.7
59.4
72.5
88.5
Gold g/t

Figure 15

Partitioned data set of log grade-width accumulations in significant drill intersections above 3 m.g/t Au cut-off from the Central Area.

6.2.2 Volume and tonnage

Mineralised body solids were modeled as triangulated digital terrain models (DTMs) in Surpac down to 1,200 metres vertical depth. Previous mining on the Brilliant and Day Dawn structures extended down to 1,000m vertical depth.

There are five significant drill intersections in the +3 m.g/t Central area data set deeper than 1000m and two deeper than 1200m. The deepest intersection is 1243m. There are 22 drill intersections in the total significant intersection data set deeper than 1,000 metres of which 10 are deeper than 1,200 metres.

The solids were based on the strike extent of the previous workings to define the vein strike extent, and then extended down to 1,200 metres vertical depth with the digital terrain model (DTM) adjusted to fit drill intersections. The DTMs were clipped where they intersected other cross-cutting structures, or where they passed out of the main rock type within which they were mined.

The rock type is considered important as it may influence the gold distribution and payability depending on the rheology of the rock and its reaction to the stress regime. There is some evidence from Citigold's drilling at the outlying Great Britain mine (not currently held by Citigold – it was drilled under a joint venture) that the lodes may split up or horsetail within the Charters Towers Metamorphics, whereas within the Millchester Creek Tonalite that hosts the majority of the Central lodes, the lodes remain fairly tight and coherent apart from major footwall or hangingwall splits. The splits were frequently mined previously.

Areas of the DTMs were calculated in Surpac and given a minimum mining width of one metre. The total tonnage contained within the clipped DTM was calculated from this volume at a density of 2.7 tonnes per cubic metre. The tonnage for a particular DTM assigned to Inferred Mineral Resource was then discounted by the average payability of 30% apart from the Brilliant where 50% was used, based on previous mining records. The payability was estimated from the DTMs of the areas defined by underground driving in the previously mined area and the DTMs of the areas previously stoped out. A grade of 13.5 g/t Au, derived from average of the 112 significant drill intersections above the 3 m.g/t Au cut-off, was assigned to the discounted tonnage.

This payability produces a minimum tonnage. The previous mining used a cut-off of 9 m.g/t. At Citigold's cut-off of 6 m.g/t Au, Citigold will mine a

higher percentage of each structure, resulting in a higher tonnage extracted from the same areas.

The individual mineralised bodies modeled are tabulated in Table 7.

The total 31 million tonnes is discounted by 70%, and rounded to two significant figures to give a ***total Inferred Mineral Resource for the Central area of 10 million tonnes @ 14 g/t Au containing 4 million ounces.***

TABLE 7.
CENTRAL AREA – North of 79000Mn

Structure	Name	Area sq.m	Den sity t/m^3	Tonnes	Pay ability	
C1	Brilliant West	316,123	2.7	853,532	0.50	
C5	Brilliant East (within Tonalite)	748,807	2.7	2,021,779	0.50	1
C17	Day Dawn	476,408	2.7	1,286,302	0.30	
C3	Queen	2,073,794	2.7	5,599,244	0.30	1
	4 x Towers Hill Cross Veins, 600m strike each	2,880,000	2.7	7,776,000	0.30	2
	No.1 Cross Vein	720,000	2.7	1,944,000	0.30	
	St Patrick & Columbia Cross Veins	4,447,019	2.7	12,006,951	0.30	3
	TOTAL			31,487,808		10
				ROUNDED		**1**

6.2 Southern Area

The 1,559 drill intersections were partitioned based on collar position northings and eastings to select holes south of the Central area. Holes included in the Southern area are south of 777,9000mN AMG. There was no partitioning based on eastings (see Figure 13). This drilling includes all drilling on the Warrior, Washington, Black Jack, Stockholm, Silent Friend and Merrie Monarch areas, all which hold significant potential for production by Citigold.

There are 905 significant drill intersections within this area, of which 418 are above 3 m.g/t Au and 328 above 4 m.g/t. The metal grade accumulations in metre-grams per tonne display a log normal distribution as shown in Figure 16. The plot has a slight positive skewness (+0.178) with a number of higher values above 1 m.g/t. The geometric mean is 3.21 m.g/t, slightly above the median (2.50 m.g/t), indicating a slight distortion towards the higher values.

A lower cut-off of 3 m.g/t Au was selected to include all significant drill intersections within and immediately adjacent to the ore shoots or mineable patches within barren areas. This partitioned data set does not display any particular distribution (see Figure 17), so the arithmetic mean was used.

The average of the 418 significant drill intersections above 3 m.g/t is 15.5 m.g/t Au. There are 24 values above 50 m.g/t (the 94.5% percentile), but no indication that the high values form a discrete second population. With no evidence of a second population of high values, there is no justification for cutting values to some arbitrary limit such as 50 m.g/t or the 95% percentile.

However, to maintain a conservative approach, it was decided to use the lower average grade of 13.5 m.g/t obtained in the Central area, rather than the actual Southern area average grade of 15.5 m.g/t. At this stage of the project, this conservative approach is preferred.

Mineralised bodies were modelled as planar structures based on their mapped and drilled strike length and extended down dip for 1,200m. The bodies dip at angle between 30° and 50°, giving vertical extents of 600m at 30° and 920m at 50°. The individual mineralised bodies modeled are tabulated in Table 8.

The total Inferred Mineral Resource for the Southern area, rounded to two significant figures, ***is 14 million tonnes @ 14 g/t containing 6 million ounces.***


Histogram of Log Gold Values
South of 79000mN
Frequency
200
180
160
140
120
100
80
60
40
20
0
0.02
0.03
0.05
0.08
0.13
0.21
0.34
0.54
0.86
1.37
2.20
3.52
5.63
9.01
14.41
23.05
36.89
59.02
94.43
Gold m.g/t

Figure 16

Plot of grade-width metal accumulations in metre-grams/tonne for the Southern area south of 777,9000mN AMG. The plot displays a log normal distribution with a slight deficiency of values below 1 m.g/t.


Histogram of Log Gold Above 3mg/t
South of 79000mN
Frequency
60
50
40
30
20
10
0
3.0
3.7
4.5
5.6
6.9
8.4
10.4
12.7
15.7
19.2
23.6
29.1
35.7
43.9
53.9
66.2
81.4
100.0
122.9
151.1
Gold m.g/t

Figure 17

Partitioned data set of log grade-width accumulations in significant drill intersections above 3 m.g/t Au cut-off from the Southern area.

TABLE 8.
INFERRED MINERAL RESOURCES - Southern Area

Strike Length	**Strike length bodies**	**Down-dip Area sq.m**	**Density**	**Tonnes**	**Payability**	
1,000	Black Jack	1,200,000	2.7	3,240,000	0.30	
600	Clark's Moonstone	720,000	2.7	1,944,000	0.30	
1,500	Hidden Secret	1,800,000	2.7	4,860,000	0.30	
3 x 1,000 = 3,000	Identity, Ruby, Lady Florence	3,600,000	2.7	9,720,000	0.30	
1,000	Merrie Monarch	1,200,000	2.7	3,240,000	0.30	
500	Mt Cenis	600,000	2.7	1,620,000	0.30	
1,000	Silent Friend	1,200,000	2.7	3,240,000	0.30	
2,000	Warrior	2,400,000	2.7	6,480,000	0.30	
1,500	Washington	1,800,000	2.7	4,860,000	0.30	
1,000	Wellington	1,200,000	2.7	3,240,000	0.30	
	TOTAL					1
				ROUNDED		

TOTAL INFERRED MINERAL RESOURCES		2
ROUNDED		

6.3 Total Mineral Resources

The total Inferred Mineral Resource, combining both the Central and Southern areas is 23 million tonnes @ 14 g/t Au containing 10 million ounces.

AREA	TONNES	GRADE g/t Au	OUNCES
CENTRAL	10 million	14	4 million
SOUTHERN	13 million	14	6 million
TOTAL	**23 Million**	**14**	**10 million**

APPENDIX 1

REFERENCES

Dominy S C, Annels A E, and Noppe M A, 2002. "Errors and Uncertainty in Mineral Resource and Ore Reserve Estimates: operator beware". Underground Operators Conference, Townsville, 29 to 30 July 2002. Australasian Institute of Mining & Metallurgy.

Dominy S.C., Noppe M.A., Annels A.E., 2004. "Errors and Uncertainty in Mineral Resource and Ore Reserve Estimation: The Importance of Getting it Right." Explor. Mining Geol., Vol. 11, Nos. 1-4, pp. 77–98, 2002.

Dominy, S and Johansen, G F, 2005. "Development of Sampling and Assaying Protocols at the New Bendigo Gold Project, Victoria, Australia." Second World Conference on Sampling and Blending, Brisbane, Queensland, May 2005.

Dominy, S and Petersen, J S, 2005. "Sampling Coarse Gold-Bearing Mineralisation — Developing Effective Protocols and a Case Study From the Nalunaq Deposit, Southern Greenland." Second World Conference on Sampling and Blending, Brisbane, Queensland, May 2005.

Dowling, K. and Morrison, G.W.,1989. Application of quartz textures to the classification of gold deposits using North Queensland examples. **In: Keays, R.R., Ramsay, W.R.H. and Groves, D.I.** (Eds) *The Geology of Gold Deposits – the Perspective in 1988.* Economic Geology Monograph 6, Society of Economic Geologists, Littleton, pp. 342-355.

Hutton, L.J and Rienks, I.P, 1997. Geology of the Ravenswood Batholith. *Queensland Geology 8,* Dept of Minerals and Energy, Brisbane.

Kreuzer, O.P., 2003. *Structure, timing and genesis of auriferous quartz veins in the Charters Towers Goldfield, North Queensland: implications for exploration and prospectivity.* PhD thesis, School of Earth Sciences, James Cook University of North Queensland.

Morrison R J, Storey N J M, and Towsey C A J, 2004. Management of Geological Risks associated with Quartz Reef Gold Deposits, Charters Towers, Queensland. in EGRU Contribution No. 62 pp 87-106. Mining and Resource Geology Symposium, 2nd April 2004 Proceedings Volume, S Dominy Ed. Economic Geology Research Unit, James Cook University, Townsville, Qld.

Peters, S.G., 1987. *Geology, fluid characteristics, lode controls and ore-shoot growth in mesothermal gold-quartz veins, northeastern Queensland.* PhD thesis, School of Earth Sciences, James Cook University of North Queensland.

Peters, S.G., 1987. Geology and lode controls of the Charters Towers Goldfield, northeastern Queensland. *Contributions of the Economic Geology Research Unit 19,* School of Earth Sciences, James Cook University of North Queensland.

Peters, S.G. and Golding, S.D., 1989. Geologic, fluid inclusion and stable isotope studies of granitoid-hosted gold-bearing quartz veins, Charters Towers, northeastern Australia. **In: Keays, R.R., Ramsay, W.R.H. and Groves, D.I.** (Eds) *The Geology of Gold Deposits – the Perspective in 1988.* Economic Geology Monograph 6, Society of Economic Geologists, Littleton, pp. 260-273.

Reid, J.H., 1917. The Charters Towers Goldfield. *Geological Survey of Queensland Publication No. 256*. Department of Mines, Queensland. 236pp.

Snowden, D.V. 1996. "Practical interpretation of resource classification guidelines", AusIMM Annual Conference, Perth.

Snowden D. V., 2001. "Practical Interpretation of Mineral Resource and Ore Reserve Classification Guidelines", in Mineral Resource and Ore Reserve Estimation, The AusIMM Guide to Good Practice. *AusIMM Monograph 23*, pp 643 -652.

Snowden, D.V., Glacken, I. and Noppe, M. 2002. Dealing with demands of technical variability and uncertainty along he mine value chain. *Value Tracking Symposium*, Brisbane Qld 7-8 October 2002..

Towsey, C.A.J., 2003. "The Charters Towers Gold Project". **Northern Engineering Conference NEC 2003 Townsville.** *Institute of Engineers Australia.*

Towsey, C.A.J., 2004. Case Study – Breathing new life into Charters Towers. **2nd Annual Underground Mining 2004 Conference.** Perth 28th-30th July 2004

Towsey, C.A.J., 2005. The Warrior Mine, Charters Towers. **New Developments in North Queensland, NQ Branch AusIMM Symposium.** Charters Towers 9th-10th April 2005

Towsey C A J, Morrison R J,, Foord G E, & Storey N J M, 2002. The Charters Towers Gold Project Gold Production Plan, September 2002. *Charters Towers Gold Mines Ltd., Brisbane, Qld. http://www.citigold.com*

Towsey, CAJ, Morrison RJ and Storey NJM 2004. The Charters Towers Gold Project. **North Qld Exploration & Mining Symposium Townsville May 27-28 2004.** Aust Inst Geoscientists *AIG Bulletin No. 40.*

APPENDIX 2

ASSESSMENT CRITERIA USED

1. SAMPLING TECHNIQUES AND DATA

Drilling techniques

Surface drilling was carried out by independent drilling contractors. From 2000 to 2004 the company used a number of different surface rigs for both Reverse Circulation (RC) and Diamond drilling. Diamond core tails were drilled from some RC holes to test mineralised zones. Drilling within the Central (Central) urban area was undertaken using a quiet electro-hydraulic LM110 drill rig drilling HQ and NQ core.

Logging

All drill core and RC chips were logged on site by university degree-qualified geologists, (most with two or more years experience). Drill core is photographed and geotechnically and structurally logged. Base of oxidation and, where possible, depth to water was recorded for all holes.

Drill sample recovery

Reverse circulation sample recoveries were estimated by bag volumes, and recoveries generally exceeded 90% in the mineralised zones of most holes. Diamond-drill core recovery was measured by tape from drillers' blocks and usually exceeded 95% through the mineralised zones.

Other sampling techniques

Previous costean, stope and development sampling was by hammer, or hammer & chisel channel sampling averaging 2.5 kg samples of mineralised material. Individual lode splits and alteration zones were usually sampled separately. Standard sampling procedures were established.

Sub-Sampling techniques and sample preparation

Reverse circulation (RC) drill holes were sampled every metre by collection of the sample in a dust suppressed cyclone. RC drilling samples were normally 3 to 5 kg sub-sampled either by riffle splitting, or systematic spear sampling. Riffle split ratios were normally 25:75. This procedure splits the sample down to sub samples of 5kg or less. Normal RC drilling procedure was for the drilling bit to be lifted off the bottom of the hole and the hole blown clear between adjacent sample runs at the end of each 6m rod.

As a general rule 5m spear samples were composited from the bulk bags and sent for assay. Individual 1m samples for any anomalous composite assay zones, and any specific intervals chosen by the geologists were also sent for assay.

Diamond-drill core samples were cut by diamond-saw with half-core samples assayed of discreet geological intervals. These typically produce 0.6kg of sample per 0.1 m of NQ size half core. Alteration zones were sampled separately from vein material. Diamond drill core sizes were usually NQ (48mm diameter core).

Quality of assay data and laboratory tests

The samples were assayed in 2000-2004 by commercial laboratories using 50g fire assays on 200g sub-samples riffle-split from dried crushed primary samples. The entire sample was pulverised to a nominal 85% of –80 mesh (75 micron) before splitting out the sub-sample.

Assay blanks and standards were run by the commercial laboratories as part of their quality assurance procedures, usually two standards, five replicates and one reagent blank in every batch of 50 or 84 samples. The standards & blank are for internal use and depending on the laboratory, may not have been routinely reported to the client unless requested. Replicate (repeat) assays were reported to the company.

At times all samples returning an initial assay greater than 1 g/t Au have been re-assayed. Inter-laboratory comparisons are run periodically which indicate an assay precision of better than ±15% of the mean. Duplicate samples have a precision of ±10%, which is within normal limits. Assay grades, and therefore any estimate of contained ounces, should be regarded as ±10%.

Lead assays, useful as an indicator of gold mineralisation in the Charters Towers field, were determined by commercial laboratories, using a perchloric acid digest and flame AAS method.

More recent work has shown the value of additional element assay in the search for mineralised zones. Since 1999 routine multi-element ICP analyses using aqua regia digest have been undertaken to assist definition of mineral zonation and to investigate any high sulphide areas.

Previous auger samples were assayed for low level detection gold by solvent extraction graphite furnace AAS on 50g samples digested in aqua regia. A number of samples, both from drilling and field sampling were also assayed, using ICP for a range of other elements, 7 to 36 depending on the sample. Where more precise multi-element assays were required a four acid "near total" digestion is used, HF-HNO_3-$HClO_4$ acid digestion and HCl leach.

Verification of sampling and assaying

Samples were gathered in the field or at the rig by a geologist and a geological technician. RC drill samples are riffle split at the rig by the independent drilling company's driller's offsider and company field technicians.

Diamond-drill core was cut at the company's core yard at Nagle Street. Samples were bagged on site and then transported to a commercial laboratory in Townsville.

Assaying was done by the commercial laboratory and results sent to the company by email, fax, and mail. The supervising and senior geologists made regular visits to drilling sites, to ensure correct sampling procedures were being followed.

Twinning and wedging of drill holes was not done on a regular basis, although it has been carried out locally, especially in areas where mineralisation was confidently expected but returned low assays. Anomalous samples were re-sampled where required following further inspection by the project geologist.

Location of data points

During the period 2000-2004, drill collars were picked up by either a professional surveyor, or by Differential Global Positioning System (DGPS) receivers. Some holes prior to 2000 were picked up by standard GPS receivers with a claimed precision of 3 to 10m.

All diamond and most RC drill holes post 2000 were surveyed downhole for azimuth and dip by borehole camera at 30 or 50m intervals. All recent Central area core was oriented with core orientation devices supplied by the drilling contractor.

Mine sample points were located by tape (or laser survey) and compass from surveyed pins.

Old Imperial mine plans were drawn up between 1870 and 1917 by licensed mining surveyors, and previous records indicate a survey closure error of less than 1 in 5000 (i.e. ±200mm in one kilometre) in chainage and, in the bearings, less than one minute of arc per 1,000' of underground survey (i.e. ±292mm offset in one kilometre). Measurements plotted on the previous plans are reported to one decimal of a foot and one minute of arc.

Results used from these plans, when checked against recent survey work, have been within acceptable limits.

All post 2002 rock chip and soil sample locations have been located by 12 channel GPS or by DGPS. Previous sample locations were mostly with reference to surveyed field grids.

Data density

Exploratory drilling during the last 2 years has mainly been on a prospect scale, with 2 or more holes at approximately 50m spacing on section lines approximately 200m apart. Earlier drilling targeted known vein systems outlined by surface outcrop mapping, previous mine plans, costeaning and pickups of previous shafts and prospecting pits. Holes were spaced at intervals of 100m to 500m apart where the vein system was confidently expected. Underground drilling was on nominal 50m spacing from the Central Decline. The Warrior East Ore Reserve was estimated based on holes at nominal 25m centres.

Audits or reviews

Assay duplicate precision has been audited and found to be within ±10% of the mean value, which is within acceptable limits for commercial assays. Selective re-assay of samples was undertaken following inspection of results where particularly high or anomalous assays were noted. Assay results were reviewed statistically, by cumulative frequency plots and histograms, and log normality of data sets was established for the mineralised zones. The database has been audited by two independent consultants. A masters thesis is currently being undertaken reviewing the assay data statistics in a number of areas.

2. ESTIMATION AND REPORTING OF MINERAL RESOURCES

Mineral tenement and land tenure status

The company owns, controls, or has under application, 57 Mining Leases, Mineral Development Licences and Exploration Permits Minerals. The tenements are professionally monitored and managed by Mineral Tenement Services (MTS), based in Brisbane, who issue a monthly tenement update. Tenements are maintained in good standing with all necessary operating permits in place, including the Environmental Management Overview Strategy (EMOS). All granted tenements are worked under current Environmental Authorities All tenements are either granted with expiry dates beyond June 2005, or have had renewal applications lodged and are awaiting State Government Department approval.

Native title is believed to be extinguished under the existing granted Mining Leases and Mineral Development Licences. The Exploration Permits cover leasehold, Miner's Homestead Perpetual Leases and freehold land. The majority of the Mineral Resources listed in this report are under granted Mining Leases. There is a reasonable expectation that necessary approvals will be received to develop prospects under Exploration Permits and Mineral development Licences.

Native title status is being investigated but is not seen as an inhibiting factor for future mining. Negotiations are currently under way with Native Title claimants in the area to expedite current and future tenement applications.

Exploration undertaken by other parties

The drilling database includes:

- 1993 Mt Leyshon Gold Mines Ltd extensions to CRA diamond drill holes in the Central 3 and Central 5 areas.
- 1991 Diamond and RC drilling by PosGold in a joint venture with Charters Towers Mines NL that covered the Central 8 and Central 7 areas.
- 1981-84 Diamond-drilling by the Homestake/BHP joint venture on the Central 1 area,
- 1975, 1981-82, and 1987 Diamond and RC drilling on Central 2 and 3 on the Sunburst leases by A.O.G., CRA and Orion respectively.

Much of the diamond-drill core from these programs is held by the company at the Citigold processing plant site and the Nagle Street core yard. This core is available for re-assaying and re-logging. A large library of RC drill hole cuttings is similarly available at the Nagle St core yard.

Geology

The mineralisation included in the Mineral Resource estimate is of the Charters Towers type, comprising mesothermal narrow veins of quartz containing gold and sulphide minerals including galena, sphalerite and pyrite. The veins are usually less than one metre thick, but have strike lengths of from several hundred metres and up to two kilometres in the Central area.

The Central lodes have been mined down dip for up to 928 metres vertically. Drilling has intersected mineralisation grading over 20 g/t Au at depths of over 1,200 metres vertically.

Host rocks for the mineralisation are the Towers Hill Granite, the Hogsflesh Creek Granodiorite, the Alabama Diorite and the Millchester Creek Tonalite of Ordovician and Devonian ages. Minor mineralisation also occurs in the Neo-Proterozoic Charters Towers Metamorphics.

Database Integrity

All drill hole assay data received from the laboratories by e-mail was loaded directly into spreadsheets without any retyping. These files were then uploaded to the database via Surpac, while the original e-mailed assay file was retained. Surpac runs an automatic validation procedure to ensure there are no double entries for sample numbers or overlapping of downhole intervals and prints an error report for any problems found.

For drill holes, a hole path was plotted with assay data and visually scanned.

The first assay received was normally accepted and subsequent repeat and check assays were used for QA/QC evaluation. However if a major discrepancy was noted between the first and subsequent assays a decision was made whether the original assay was used for resource estimation, or whether the first duplicate assay or an arithmetic average of all duplicate results was used.

Drill hole collar coordinates and downhole surveys were entered manually by one geologist and then cross-checked by another, then a hole path was plotted and examined.

Assay data was validated by plotting and checking against assay sheets if data was manually entered, and hole collars and paths were validated by plotting in plan and section to ensure coordinates have been accurately entered. Data used in current resource estimation is all regarded as accurate. Validation of earlier data is continuing as required.

Geological interpretation

Geological interpretation is normally based on detailed 1:5,000 or 1:2,000 scale geological mapping controlled by surveyed grid, interpretation of detailed aeromagnetic data, aerial photo interpretation and published geological maps and reports from government sources.

Old mine plans at 1":40' (1:480) have been digitised, showing detailed workings and stopes down to a local maximum 928m vertical depth. Most of the historic workings were driven on lode. Grades within the ore shoots were highly variable and were selectively mined prior to 1917 above a cut off estimated at about 9 metre-grams/tonne. No mining by averaging of grades was attempted, and blank zones (less than 9 m.g/t) made up about 30% of the lode.

Modern mining practices will average grades over larger areas at a lower cut off grade.

The presence of cross-veins, sub-parallel to the main direction of drilling and small isolated pods of high-grade material, will probably result in some mineral resource estimates being conservative.

Geological interpretation of drilling results was based on interpolation between holes and previous workings, from detailed mine maps. Relogging was undertaken where uncertainties were encountered.

Estimation and modelling techniques

Where drilling is widely spaced, estimation has been done by 3D long-section methods using Surpac. The boundaries were extended to half the distance between holes. Where more than 30 assay values were available, a cumulative frequency plot has been used to confirm log-normality in metre-grams/tonne.

Where data densities were greater, the mineralised bodies were modelled in Surpac and wire-framed to create geological solids (digital terrain models or DTM's) within which a block model was constructed. Block dimensions vary with the particular deposit. Blocks which cross the DTM boundary were clipped and constrained within the DTM.

More recent work involved the use of variograms, kriging and indicator kriging. Kriging can tend to smear values across the hangingwall and footwall so geological boundaries were tightly constrained. If boundaries are not constrained it can lead to overestimation of tonnage, dilution of grade and creation of false ore blocks outside the vein. For these reasons the Block Model has been oriented to the nominal structure and the block size was based on the width of the mineralised body.

The Warrior East orebody was modelled using indicator kriging to distribute grades inside a rotated model. The minimum block size for the resource model is 1m x 1m x 0.5m and the grade has only been interpolated within a (3DM) wire frame of the structure. Only the grades that fell within the wire frame were used in the interpolation. The resources were modeled and grades calculated using drill-hole assays to bulk the sample to 1m true width, or where assaying of the entire 1m width was not undertaken, dilution was added at an assumed grade of zero g/t Au. Where the true width exceeded 1 metre actual grades were used rather than m/gt.

Geostatistical analysis was undertaken in 1998 by external consultants on the No.2 Cross Vein, a zone mined from the Central Decline in the Central. This used 1,549 channel face samples from underground development and stopes. The intersections were converted to metal accumulations, grade x width (metre-grams/tonne), and log variograms were used to estimate spatial continuity. These gave a nugget effect of between 0.3 and 0.4 (within normal expectation), a strike continuity between 80m and 100m and a continuity range of 17m in this direction. The shortest range was found to be perpendicular to the strike and is 2m. The statistics indicated an average width of 0.4-0.5m for the No. 2 Cross Vein in the area sampled. The grade continuity of 17m is less than the width continuity of 25m.

The average diluted grade at 1.2m width was between 3.92 and 4.20 g/t. A masters thesis further reviewed the variography in 2001. A second masters thesis is underway with emphasis on implications for future sample program design to meet various JORC Code resource category requirements.

Factors Used in Mineral Resource Estimation

Charters Towers gold was produced from sulphidic quartz reef ore shoots within sheet-like mineralised fissures (lodes). Fissures often contained more than one shoot. There is good

geological continuity of the mineralised fissures, relative homogeneity of the host granitoids, and a consistent structural control on the mineralisation. The whole system appears to have opened up in one geological mineralising event.

Due to the wide spaced nature of the drilling in the central area Citigold has used payability factors to estimate the proportion of the mineralised fissures that were economically mined. The factors are based on the assumption that ore shoots on individual fissures will repeat at depth in the same proportion as that which occurred in the historically explored and mined area underground. To establish this, the previously mined (stoped) ore shoots were compared to the area of the fissure outlined and explored underground by many kilometres of sinking and driving on lode. Extensions to the mineralised fissures have been defined by drilling, and tonnages of resources estimated by applying the payability factor to estimate the proportion of the fissure that is likely to be mined.

Such payability factors are commonly used in other narrow sheet-vein mining operations in Africa, Australia and Fiji with good correlation between estimates and actual production.

The drill intersections, when converted to grade-width intervals in metre-grams of gold per tonne (m.g/t Au), show a logarithmic distribution. In most cases, if an arithmetic average is used an incorrectly low estimate of grade is often obtained because of the predominance of low tenor, near modal values. Incorrectly low estimates are also obtained if a severe or arbitrary top cut is applied to assays.

In the 2004 estimates and earlier, grade was estimated partly on the statistical logarithmic distribution of deep drill intersections, and partly on in-block drill intersections. Grades above the cut-off were partitioned to get the average grade to apply to the tonnages defined by the payability factors, using the methods outlined in Sinclair (1976), Krige (1977), Storrar (1981) and Wellmer (1988). The method used at Charters Towers has been audited and accepted by external independent consultants.

References:

Krige D G, 1977. Applications of statistics in ore valuation in South Africa. AMF Workshop Course Notes 83/77. AMF, Adelaide (Unpubl.)

Sinclair, A J, 1976. Applications of probability graphs in mineral exploration, Assoc. Expl. Geochemists; Special Volume 4. ProPrinters BC Ltd, Vancouver.

Storarr, C D, 1981. South African Mine Valuation. Chamber of Mines of South Africa, Johannesburg.

Wellmer, F-W, 1998. Statistical Evaluations in Exploration for Mineral Deposits. Springer-Verlag, Berlin Heidelberg.

Morrison R J, Storey N J M, & Towsey C A J, 2004. Management of Geological Risks associated with Quartz Reef Gold Deposits, Charters Towers, Queensland. EGRU Contribution No. 62, James Cook University, Townsville Qld.

In the 2005 estimate, drill hole intersections were partitioned on cut-off grades and the average of actual drill grades used. The partitioned data shows no particular distribution so arithmetic averaging was used.

Cut-off grades

For Mineral Resources estimates of potential open pit mineable mineralisation, a metal accumulation cut-off of 1 or 1.5 metre x g/t Au was used (mineralisation above 100m vertical depth). For potential underground mineable mineralisation a metal accumulation cut off of 3 m g/t [estimated true width (ETW) metre x g/t Au was used] (typically mineralisation below 100m vertical depth). Assays were converted to metal accumulations (ETW metre x g/t Au) where the assay interval is less than one metre, as the minimum mining width is expected to be in the order of one metre.

External consultants in early 1998 quoted a breakeven grade of 4.4g/t Au (excluding capital development) based on a gold price of Aus$444/oz (US$300 and 0.675c exchange rate) for underground fill mining. A later estimate of cut-off grade for underground longhole stoping was 5.3g/t based on $68/t ROM mining cost (including processing and transport), 92% mill recovery, 1.6% gold royalty, and an Aus$444/oz gold price. At 95% mill recovery the cut-off grade would be 5.1 g/t. The current gold price of Aus$555/oz (May 2005) would further reduce this breakeven grade to approximately 4.1g/t.

Later work by Citigold suggests a breakeven of 6 g/t for the Central Lodes in areas close to the Central Decline.

For the Central (Central Lode) areas, a metal accumulation cut-off of 3 m.g/t Au was used for Mineral Resource estimation so as to minimise exclusion of blocks with potential for future economic extraction. More recent calculations for the Warrior East Orebody were based on a gold price of Aus$542/oz, $64.50/t ROM mining cost, 95% mill recovery and 3% royalty concluded that the cut off grade should be 4.0.g/t Au on designed stope blocks. This leads to a break even (head) grade of 6.07 g/t Au.

The resource cut-off grade used for reporting this deposit was 2 g/t Au. This was due to the methodology of defining stope blocks then calculating the grade for that stope block from the resource block model. This results in inclusion of lower grade resource material in the vicinity of higher grade material within a reserve block and the exclusion of some higher grades isolated in lower grade areas.

Mining factors

In the Central underground areas, mining of planar bodies is expected to be by longwall (breast mining) methods, on 20m x 20m panels in the plane of the lode where the lode dips at less than 45%. Ground support is planned by timber or steel props with hydraulically activated pressure caps. Blast holes are planned to be drilled by a water-driven, raise-climbing mechanised stope drills. Ore will be washed from the stopes with low volume high-pressure water. Haulage is planned to be by diesel load-haul-dump units on levels, tramming back to trucks hauling up a decline shaft or via a suspended conveyor system in the decline. Where vein dips are steep enough for ore to run under gravity, mining will be by longhole open stoping, with mucking and haulage as above. Stope fines will be washed into drains and sumps from which the sludge will be pumped or vacuumed out for milling. Open pit mining will be by conventional selective drill & blast with 6m or 3m benches.

The Warrior East orebody is now planned to be mined on 10m x 10m panels utilising longhole open stoping, with mucking and haulage as above.

Metallurgical factors

Metallurgical recovery factors used are the same as previously achieved on the main (Central) workings within the Charters Towers Central field, and similar to those experienced through processing ore from the Stockholm and Washington open pits.

Recoveries of 95% were achieved from the Washington area.

The Stockholm ore averaged 82% to 87% recovery due largely to mining dilution and atypical shear hosted ore. The ore produces significant free-milling gravity extractable gold and is amenable to cyanide extraction.

Mechanical losses of gold in underground handling will be minimised by washing stope floors and recovering the sludge by pumps and vacuum extraction.

Bulk Density (specific gravity / relative density)

A bulk density of 2.7 t/m^3 was used for tonnage estimation of hard rock mineralisation based on mining experience at the Stockholm pit, using surveyed mined volumes and mill weightometer tonnes. Laboratory measurements of specific gravity (S.G.) on granodiorite drill core by James Cook University returned values from 2.69 to 2.74 with an average of 2.72. Specific gravity measurements were conducted by ALS on six hard rock, low-sulphide ore returning values from 2.64 to 2.75, and averaging 2.69. Stope fill samples were also measured returning values from 1.84 to 1.97, averaging 1.90. A variation of 0.1 t/m^3 in the S.G. will vary the estimated tonnage by about 4%. In the mill a Bulk Dry Density of Ore of 2.6 was used previously. A density of 1.3 t/m^3 was previously used for the tailings estimate.

Where pyrite (S.G. 5.02, 46.5% Fe), galena (S.G. 7.4-7.6, 86.6% Pb), or sphalerite (S.G. 3.9-4.1, 38%-67% Zn) occur in abundance in high grade ore the density of the ore increases substantially. A quartz vein carrying 30% sulphides (10% each of galena, sphalerite and pyrite) will have an S.G. of 3.5, compared to the 2.7 currently used. If the S.G. is not corrected, this will underestimate vein tonnage (and therefore contained ounces) by up to 30%. Where vein widths are less than one metre, the impact of sulphides on SG is reduced as the ore body boundary is diluted to one metre. Reserve tonnages estimated without correcting for SG will always be the minimum tonnage expected.

Classification

The following criteria are used to classify Mineral Resources in compliance with the JORC Code:

Inferred Mineral Resource

The procedures used were as follows:

- Gold content calculations were based on metal accumulations (m.g/t Au) obtained from drilling intersections. The estimated mean metal accumulation for drill intersections on fissures in the main productive Central area above a 3 m.g/t Au (ETW) cut off was 13.5 m.g/t Au.

- The drill intersections and historic workings were examined in three dimensions (3D) using Surpac computer software. Where series of intersections were

shown to lie in planar continuity with the historic workings a projected plane of extension to the mineralised fissures was defined.

- The total areas of the projected fissure were based on the projection of the mineralised fissure from the historic workings down dip or along strike from the drill intersections. The area in the curved surface of the fissure was calculated using Surpac software.

- Where appropriate, estimation of the area of the fissure taken to be payable was made based on the "% payability" determined from historically stoped areas versus the underground exploration development on the particular fissure.

- For the major mineralised fissures in the Central Area, the gold content of the fissure estimated to be above 3 m.g/t Au (ETW) cut off (using the % payability" factor) was made using the average of the grade determined from drill hole intersections above 3 m.g/t within the whole mineralised body.

- Volumes were estimated based on the average of the drilled true widths of the lodes.

- Tonnages were estimated from the volume calculated, and a Bulk Density of 2.7 t/m^3, then where applicable, discounted by the % payability factor for the fissure.

- Grade was estimated by dividing metal accumulation (ETW m x g/t Au) by the mean intersection width.

Audits or reviews

The ore reserves and mineral resources were audited in 1999 by Mr. Chris Towsey, at that time a consultant and managing Director of Pathfinder Exploration Pty Ltd. Mr. Towsey is a Chartered Professional and Fellow of the Australasian Institute of Mining & Metallurgy and a Member of the Australian Institute of Geoscientists. He was formerly Chief Geologist and Executive Manager Exploration at the Emperor Gold Mine in Fiji. He has over five years experience in ore reserve estimation of narrow vein, flat-dipping gold and copper/gold deposits, similar to the Charters Towers style of mineralisation, and in addition has over five years experience as a geochemist specialising in statistical interpretation of assay data, sampling and assay quality control.

The resources were also audited by two independent consultants in 2000 and were found acceptable and there has been no major change in methodology since that time.

Mr. Towsey is now employed by Citigold as Chief Operating Officer. He joined Citigold in July 2002 as General Manager Mining & Exploration.

APPENDIX 3

GOLD INSTITUTE STANDARD FOR CALCULATING PRODUCTION COSTS

LAYOUT EXAMPLE ONLY

Gold Industry Adopts Revised Production Cost Standard			
Revised Standard for Reporting Production Costs			
	Per Ounce of Gold (1)		
Direct mining expenses (2)	$ XXX		
Stripping and mine development adjustments (3)	XXX		
Third-party smelting, refining	XXX		
and transportation costs			
By-product credits (4)	XXX		
Other	XXX		
Cash Operating Costs	**X X X**		
Royalties (5)	XXX		
Production taxes (6)	XXX		
Total Cash Costs	**X X X**		
Depreciation (7)	XXX		
Depletion \ amortization (8)	XXX		
Reclamation and mine closure (9)	XXX		
Total Production Costs	**$ X X X**		

(1) Per ounce of gold produced or sold in accordance with each company's own reporting practices.

(2) Direct mining expenses include all expenditures incurred at the site, including inventory changes, site specific corporate charges (e.g. insurance, computer services, etc.) and in-mine drilling expenditures that are production related (e.g. in-fill drilling, grade control, etc.). Exploration expenditures are not included in direct mining expenses. In case of a joint venture or partnership, management or overhead fees charged by that operation's operator, that are in addition to site-specific corporate charges, should be included in each company's mine-site cash expenditures.

(3) These adjustments include normalizing of stripping costs at open-pit operations and normalization of costs associated with developing and accessing new production areas in underground operations. Footnote disclosure of the total amount of these adjustments is encouraged.

(4) When by-product accounting is employed, if the by-product represents more than 5% of an individual mine's revenues, the effect on reported production costs of using co-product accounting also should be disclosed. This information should be reported on a mine-by-mine basis in each company's external reporting documents. (See Exhibit 1 for example of additional disclosure requirements.)

(5) Information with respect to royalties, on an operation-by-operation basis, should be disclosed in each company's external reporting documents.

(6) Includes Nevada net proceeds tax, South Dakota severance tax and similar taxes. Ontario and British Columbia provincial mining taxes are considered to be forms of income taxes rather than property taxes, and as such should not be included in production cost calculations.

(7) Treatment of capital lease payments should follow the normal accounting practice of being excluded from cash costs but included in noncash costs as part of depreciation expense.

(8) Additional footnotes may be required to disclose what amounts have been included or excluded in the calculations (e.g. includes purchase accounting adjustments, but excludes SFAS 109 tax accounting adjustments).

(9) Includes costs of final site reclamation, which are accrued on a units-of-production basis over the life of an operation. To the extent that an operation elects to perform a portion of this final reclamation concurrently with active mining, these costs also should be included in noncash production costs.

(10) Only line items in excess of 5% of total costs need be separately disclosed. All other items may be grouped and reported as "other."

(11) A reconciliation of production cost information to the income statement should be provided.

(12) Disclosure of production costs on an operation-by-operation basis is encouraged.

(13) If gold equivalents are reported, both the nature and quantity of the underlying metal and the number of resulting ounces of gold equivalent should be disclosed. This information should be reported on a mine-by-mine basis. (See Exhibit 1 for example of additional disclosure requirements.)

Exhibit 1			
Example of New Additional Disclosure Requirements			
XYZ Mine ($ 000's)			
		Revenue	%
		Au, Ag & Cu	**Au & Ag**
Total production costs	$10,000		

Revenues - gold (30,000 oz. X $300)	$9,000	66.7	69.2
- silver (1,000,000 oz. X $4)	$4,000	29.6	30.8
- copper (500,000 lb. X $1)	$500	3.7	
		100.0	100.0
Annual depreciation charge	$2,000		
Three Alternative Reporting Methods			
	(1)	(2)	(3)
	By-product	**Co-product**	**Equivalent Ounce**
			Co-product
Production costs	$10,000	$6,923 *	$10,000
By-product credits	$4,500	$346 *	$500
	$5,500	$6,577	$9,500
Reported gold/equivalent ounces produced	30,000	30,000	43,333
Reported total cash costs per ounce	$183	$219	$219
Reported noncash costs per ounce	$67	$46	$46
	$250	$265	$265

- Note: Assumes 69.23% of production costs allocated to gold with the remainder allocated to silver production costs (a co-product in this example). Copper by-product credits are allocated using the same percentages.

Examples of Additional Disclosures:			
Reporting method No.1 - By-product Accounting			

Silver is accounted for as a by-product at the XYZ mine whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce. If the Company had accounted for silver production as a co-product, whereby costs were allocated separately to gold and silver based on their proportion of revenues, the following costs per ounce would be reported:

	Gold	**Silver**	

Total cash costs	$219	$2.92	
Noncash costs	46	.62	
	$265	$3.54	
Reporting method No.3 - Equivalent Ounce Co-product Accounting			

Gold and silver are accounted for as co-products at the XYZ mine. Silver production is converted into gold production using the ratio of the gold market price to the silver market price. For the period ended December 31, 200X, the XYZ mine produced 1.0 million ounces of silver and the equivalency ratio was 75 ounces of silver equals one ounce of gold production. Therefore, gold equivalent production for the period includes 13,333 ounces derived from silver.

APPENDIX 4

GLOSSARY

acid(ic)	In geology, a chemical classification of igneous rocks. Containing more than 66% silica. In chemistry, having a pH <7.
aeromagnetics	Airborne geophysical survey measuring variations in the Earth's magnetic field
Age	Time unit of the Geological Time Scale. A fourth-order unit, being a sub-division of Epoch, and occasionally sub-divided into Times.
albite	Sodium rich feldspar. Common rock-forming mineral.
alteration	(zone/envelopes) change in mineralogical composition of a rock commonly brought about by reactions with hydrothermal solutions.
anomalous	a departure from the expected norm. In mineral exploration this term is generally applied to either geochemical or geophysical features (values higher or lower than the norm).
assay	Chemical analysis. Strictly refers to analysis of precious metals by the fire assay method with a gravimetric finish. Commonly used to mean any chemical analysis.
auriferous	containing gold (from Latin ***aurum*** meaning gold)
base metal	generally a metal inferior in value to the precious metals, mainly copper, lead zinc, nickel, tin and aluminium.
basic	igneous rocks, low in silica and rich in mafic minerals
basement	crustal layer of rocks beneath the overlying sedimentary strata
batholith	a large mass of consolidated intrusive igneous material (usually of granitic composition) (see also **pluton**).
bedding	arrangement of individual rock layers or beds
bed-rock	solid rock underlying soil, alluvium etc
belt	a zone or band of a particular kind of rock strata exposed on the surface
biotite	Black mica. Common rock forming mineral, often associated with metamorphism or alteration.
block faulting	a type of normal faulting where the crust is divided into structural or fault blocks of different orientation and elevations.

block model	the term applied to the final output of a computer based process to reflect the likely configuration of the mineralisation and the surrounding material based on three-dimensional blocks.
boiling zone	zone at some vertical depth at which the rock pressure is low enough to allow fluids to boil. Important in epithermal deposits, as this creates a marked change in pressure and temperature, which can change the ore fluid composition and cause minerals to precipitate.
breakeven	In ore reserve estimation, the gold grade at which the mining cost equals the value of the extractable gold. At breakeven grades, the operation makes neither a profit nor a loss. Breakeven can be calculated at various cost levels, such as an operating breakeven (the grade required to continue operations) or total cost breakeven (which takes into account overheads such as depreciation, amortisation, cost of capital, off-site overheads, interest, tax etc).
Cambrian	Time unit of the Geological Time Scale, about 500-600 million years ago. Oldest subdivision of the Palaeozoic Era.
carbonate	compound of carbon and oxygen with one or metals, especially calcium ($CaCO_3$), magnesium ($MgCO_3$) and iron ($FeCO_3$).
Carboniferous	Time unit of the Geological Time Scale, a geological Period, 360 to 286 million years ago. A sub-division of the Palaeozoic Era
chalcopyrite	copper-iron sulphide mineral. The main ore of copper.
chlorite	dark green iron magnesium mineral, often associated with metamorphism or alteration.
clast	Particle or fragment
clastic	Composed of particles or fragments
cleavage	planar fracture or parting in rock formed by deformation
co-magmatic	formed during the same igneous event.
country rock	the enclosing rock around a body of ore
craton	a stable part of the Earth's crust, in which deformation has been only visible for a prolonged period
Cretaceous	Time unit of the Geological Time Scale, a geological Period, about 144 to 65 million years ago, a sub-division of the Mesozoic Era.
cross-cut	Mining passage constructed at right angles to the general trend of the ore body (see also **drive, shaft, rise** and **winze**)
cross-section	a section, usually vertical, through an ore body or geological model at right angles to main trend

cut-off	the estimated lowest grade of ore that can be mined and treated profitably in a mining operation.
cuttings	broken pieces of rock generated by a drill bit during drilling. Forms the main part of percussion drill samples.
density	Mass divided by volume. Measured here in tonnes per cubic metre.
Devonian	Time unit of the Geological Time Scale, a geological Period, 416 – 359 million years ago
diamond drilling	method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.
dilution	reduction in grade resulting from admixture of lower grade material during mining or rock-breaking processes.
disseminated	mineralisation more or less evenly distributed throughout a rock.
drill cross section	a section perpendicular to strike on which the trace of drill holes are plotted.
drill intercepts	the intersections (usually of the target mineralisation) made within an exploration drill hole.
drive	Horizontal mining passage or access way underground, oriented along the length or general trend of the ore body (noun and verb)(see also **cross-cut**).
dyke	a tabular body of igneous rock, cross cutting the host strata at a high angle.
epigenetic	mineral deposit of later origin than the enclosing rocks.
fault	a fracture in rocks along which rocks on one side have been moved relative to the rocks on the other.
feasibility study	a comprehensive study of technical, financial, economic and legislative matters of sufficient depth and accuracy to provide the basis for financing.
felsic	igneous rock composed principally of feldspars and quartz.
ferruginous	rich in iron.
fire assay	assay procedure involving roasting of a sample in a furnace to ensure complete extraction of all the contained metal.
fluid inclusion	Bubbles of gas and/or liquid, sometimes containing crystals, within mineral grains that can be used to determine the temperature and pressure of formation of the mineral and provide data on the chemical composition of he original fluids.
foliation	laminated structure in rocks caused by alignment of platy mineral grains, usually as a result of deformation and/or metamorphism
footwall	the wall or surface on the underside of an inclined geological feature such as a fault, vein, ore-body or stope.

fractal analysis A fractal is a geometrical figure consisting of a pattern that is repeated in finer and finer scales. It also refers to a process or structure which is made up of similar patterns at different scales and magnifications. Fractal patterns can be visualized on a computer using mathematical models and/or fractal geometry. Fractal analysis helps to see patterns in real objects and systems that at first appear not to be patterned.

fracture a break in the rock.

Fry analysis Fry analysis is a statistical method of correlating data points to see if there is a preferred direction. It offers a visual approach to quantify characteristic spatial trends for groups of point objects. The technique was originally designed to quantify finite strain based on a 2-D analysis of the nearest neighbours to a central reference point, assuming that the original distribution pattern was random. Fry analysis can also be used to search for anisotropies (asymmetric trends) in the distribution of point objects. More specifically it can be used to investigate if a distribution of point objects occurs along linear trends, and whether such linear trends occur at a characteristic spacing. Fry analysis uses a geometrical method of spatial autocorrelation for point data. For n points there are n^2-n spatial relationships and, because of the square function, the method yields interpretable results with small as well as large data sets. Fry analysis is an alternative to variography for directional studies. At the regional scale, Fry analysis can assess distribution patterns of mineralization and potential controlling structures. At the deposit scale, the characteristics of zones of mineralization such as direction, spacing, high-grade ore direction, and grade distribution can all be deduced. *See* **Fry, N. 1979**. Random point distributions and strain measurement in rocks. *Tectonophysics* **60**: 806-807.

gabbro coarse grained dark igneous rock of basic composition. A coarse-grained variety of basalt.

galena lead sulphide mineral, an ore of lead

gangue waste minerals associated with ore

geological mapping the recording in the field of geological information on a map.

geophysical techniques the exploration of an area in which physical properties (e.g. resistivity, conductivity, magnetic properties) unique to the rocks in the area are quantitatively measured by one or more methods.

geostatistics Mineral resource estimation method. A computer based method wherein particular relationships between sample points are established and employed to project the influence of the sample points. Based on the application of statistics to the variation in grade of ore bodies.

gold recovery factors the mining and metallurgical factors affecting recovery of gold through a plant

grade quantity of ore or metal relative to its other constituents.

granite, granitic coarse grained igneous rock composed of quartz and feldspar with varying amounts of ferromagnesian minerals such as biotite or hornblende, with or without muscovite. Adjective is 'granitic'.

granitoid field term for a body of rock of granitic composition.

gravity survey geophysical survey technique measuring variations in the Earth's gravitational field, due to variations in rock densities

hangingwall the wall or surface on the upper side of an inclined geological feature such as a fault, vein, ore-body or stope.

head grades a general term referring to the grade of ore delivered to the processing plant.

hydrothermal pertaining to heated water (hot aqueous solutions), associated with the formation of mineral deposits or the alteration of rocks.

igneous Rocks formed by solidification from the molten state.

Indicated Resource An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Resource An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

in-situ Term used to describe rocks and minerals found in their original position of formation.

intermediate Igneous rocks between acid and basic in composition.

intrusive A rock that has intruded previously existing rocks.

isotope Different atoms of the same element, having the same atomic number but different atomic weights. The ratios of different isotopes in rocks and minerals can be used to estimate the age of the specimen or the time of crystallisation or thermal events.

joint Fracture in rock along which no appreciable movement has occurred.

JORC Code The *"Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition"*, a report of the joint committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Australian Mining Industry Council. It is a comprehensive integrated exposition on geological resources and ore reserves, and adherence to the Code is a requirement under the Australian Stock Exchange Listing Rules.

km Kilometre

Kriging Mathematical statistical technique used in ore reserve estimation. It is used for interpolating sparse and clustered spatial data.

level Underground horizon at which an ore body is opened up and from which mining proceeds.

lineament Long major topographic feature commonly resulting from a fault.

lithic pertaining to or formed of rock

lithological Pertaining to the type of rock.

lode Tabular or vein-like deposit of valuable mineral between well defined walls.

mafic referring to igneous rocks composed dominantly of iron and magnesium minerals.

Measured Resource A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mesozoic Time unit of the Geological Time Scale, a geological Era from 248 to 65 million years ago.

metamorphism Alteration and recrystallisation of rocks because of heating or application of pressure or both.

microthermometry Determination of the temperature of formation of minerals by examining, heating and cooling fluid inclusions under a microscope.

mineralisation the introduction of valuable minerals into a rock body

muscovite a white mica mineral

nugget fragment of native gold, often water-worn

nugget effect a bias produced in geostatistics caused by isolated high values

open cut synonymous with open pit

open pit mine excavation or quarry, open to the surface

Ordovician Time unit of the Geological Time Scale, a geological Period from 500 to 440 million years ago, a sub-division of the Palaeozoic Era

ore rock or mineral(s) that can be extracted at a profit. Often applied (incorrectly) to mineralisation in general.

Ore Reserve An 'Ore Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves

ore shoot pods of mineralised material, often high grade, within a vein

orthoclase potassium feldspar

outcrop a body of rock exposed at the ground surface

oxidised near surface or after-mining decomposition of rocks, minerals or metals by exposure to the atmosphere and groundwater.

Palaeozoic Time unit of the Geological Time Scale, a geological Era from 600-230 million years ago

pegmatite coarse grained igneous rocks, similar to granite, often very coarse grained, rarely with crystals tens of metres in length. May contain rare or unusual minerals or metals. Often occurs as dykes or veins.

percussion drilling method of drilling using a hammering action with rotation, forcing dust and cuttings to the hole collar by compressed air. Usually refers to open hole percussion drilling, where cuttings return outside the drill rods. See also **RAB drilling** and **RC drilling**

Permian Time unit of the Geological Time Scale, a Period from 280-255 million years ago, a sub-division of the Palaeozoic Era

petrography the study of rocks under the microscope

petrology the study of the origin, structure and occurrence of rocks

pH Literally, "power of Hydrogen". A measure of the concentration of hydrogen ions in solution that determines acidity or alkalinity. The pH ranges from 0 to 14, with 7 being neutral. Acids have a pH less than 7 and alkalis greater than 7.

plagioclase group of feldspar minerals ranging from sodium-rich to calcium-rich with mixed compositions in between

portal surface entrance to a tunnel or drive.

potassic alteration Type of alteration due to introduction or increase of the alkali metal potassium.

pre-feasibility study a relatively comprehensive analysis which is qualified by the uncertainty of fundamental criteria and assumptions to the degree that it cannot be the basis for a final financial analysis

Probable Ore Reserve A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances Measured, Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. A Probable Ore Reserve has a lower level of confidence than a Proved Ore Reserve.

prospect an area that warrants detailed exploration.

Proved Ore Reserve A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

pyrite An iron sulphide mineral, often associated with economic mineralisation. Occasionally used as an ore of sulphur.

pyroxene Family of silicate minerals that usually contain iron and magnesium and commonly calcium.

quartz Very common minerals composed of silica SiO_2. Amethyst is a variety of the well known amethystine colour. Aventurine is a quartz spangled with scales of mica, haematite, or other minerals. False topaz or citrine is a yellow quartz. Rock crystal is a clear variety, Rose quartz is a pink variety, and cairngorm is a brownish variety. Tiger-eye is crocidolite (an asbestos-like material) replaced by silica and iron oxide. Quartz is the name of the mineral prefixed to the names of many rocks that contain it, such as quartz porphyry, quartz diorite.

RAB drilling See **Rotary Air Blast**

raise See **Rise**

RC drilling See **Reverse Circulation**

recovered grades means the eventual recovery after mining dilution and processing losses measured against plant feed tonnes.

recovery (drilling) Proportion of core or cuttings actually recovered from a drill hole, compared to the maximum theoretical quantity.

reef In mining, a gold-bearing quartz vein.

reserves (ore) See **Proved** or **Probable Ore Reserves**. It is recommended that the reader study the *"Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition"*, a report of the joint committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Australian Mining Industry Council for a comprehensive integrated exposition on geological resources and ore reserves. The various resource categories are classified according to the level of geological information, and thus the confidence, underlying the estimate.

The Inferred Resources cannot become a Reserve. The Proved and Probable Reserves are derived respectively from the Measured and Indicated Resource after the application of sufficient technical, financial, marketing, economic, legislative, legal and environmental factors to be confident that their mining and processing would be economically viable. However, it should be appreciated that the Code does not define a level of profitability.

resource See **Measured, Indicated** or **Inferred Mineral Resource.** Mineralisation to which conceptual tonnage and grade figures are assigned, but for which exploration data are inadequate to estimate ore reserves.

reverse circulation drilling Method of drilling whereby rock chips are recovered by pressurised air returning inside the drill rods.

reverse fault. A fault that dips towards the block that has been relatively raised.

rise, raise A vertical or inclined underground shaft or access way between levels mined from the bottom up.

rock-chip sampling Obtaining a sample, generally for assay, by breaking chips off a rock face.

Rotary Air Blast (RAB) Drilling Method of drilling soft rocks in which the cuttings from the bit are carried to the surface by pressurised air returning outside the drill rods.

schist Type of fine grained metamorphic rock with laminated fabric similar to slate.

scoping study a study having the objective of defining what options, if any, should be subject to intensive analysis.

sediment Rocks formed of particles deposited from suspension in water, wind or ice.

semi-variogram See **variogram**

sequence	Pile of sedimentary rocks.
sericite	Fine grained variety of mica generally formed by metamorphic processes.
S.G.	Specific Gravity
shaft	A vertical or inclined passage from the surface by which a mine is entered and through which ore or ventilation air is transported.
shear	Zone in which rocks have been deformed by lateral movement along innumerable parallel planes.
sheeted vein	Groups of closely spaced distinct parallel fractures filled with mineral matter and separated by layers of barren rock.
silicified	referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.
Silurian	Time unit of the Geological Time Scale, a Period from about 438 to 408 million years ago.
Specific Gravity	Mass divided by volume at a specified temperature compared to an equal amount of water which is assigned an SG of 1.0. Equivalent to density (mass per unit volume), measured here in tonnes per cubic metre.
sphalerite	Zinc sulphide mineral.
stockwork	Interlocking network of tabular veins or lobes.
stope	Mine excavation from which ore is being or has been extracted.
stratigraphy	Study of stratified rocks, especially their age, correlation and character.
stream sediment survey	Systematic sampling of sediments within drainage channels, used to locate traces of mineralisation which have weathered from the ore zone and been shed into the drainage channels.
strike	The azimuth of a surface, bed or layer of rocks in the horizontal plane.
stringer	Narrow vein or irregular filament of mineral traversing a rock mass.
sulphides	Minerals comprising a chemical combination of sulphur and metals.
syenite	Medium to coarse-grained acidic igneous rock, containing less silica than a granite.
tailings	Material rejected from a treatment plant after the recoverable valuable minerals have been extracted.
tonalite	Igneous rock similar to granite but containing mainly calcium feldspar rather than alkali (sodium and potassium) feldspar.
Triassic	Time unit of the Geological Time Scale, a Period from about 248 to 213 million years.

true width — Width or thickness of a lode or other formation measured at right angles to its sides (see also **apparent width**)

variogram — A statistical model, usually presented as a graph, that describes the average difference between pairs of observations as a function of their distance apart.

variography — A statistical study of the way in which metal or grade distribution varies within a deposit and the relationship between adjacent samples. It is used in order to determine grade continuity within a geological or computer model of the ore body, and to estimate the range of influence of samples.

vein — A narrow dyke-like intrusion of mineral traversing a rock mass of different material.

volcanic — Class of igneous rocks that have flowed out or have been ejected at or near the earth's surface, as from a volcano.

volcanoclastic — Description of a clastic sediment containing material of volcanic origin.

volcanogenic. — Of volcano origin.

wall rock — Rock mass adjacent to a fault, fault zone or lode.

winze — A vertical or inclined underground shaft or access way between levels mined from the top down.

APPENDIX 5



ı Classification of plutonic ıgneous rocks
Quartz + Alkali feldspar + Plagioclase feldspar = 100 %
"Quartz" as prefix means quartz > 10% of light colour minerals
Quartz
Gabbro is mainly augite
Diorite contains hornblende and sometimes biotite
Quartz granite
60
60
Tonalite
Granite
Granodiorite
20
20
Syenite
Monzonite
Monzodiorite
Alkali feldspar
35
65
Gabbro / Diorite
Plagioclase feldspar

Classification diagram for plutonic igneous rocks, showing the relationship between the main Charters Towers granitic rocks – granite, tonalite and granodiorite. The main differences are in the ratio of alkali feldspars (sodium and potassium feldspars) and plagioclase feldspars (calcium/sodium feldspars). Rocks trend from granite to tonalite as the amount of calcium (plagioclase) increases.

APPENDIX 6

CHARTERS TOWERS VEIN MINERALISATION
PICTURES OF UNDERGROUND AREAS MINED BY CITIGOLD





















OLD HISTORIC MINING AREA ACCESSED BY CITIGOLD SHOWING THE STRONG HANGINGING WALL (ROOF) EVEN AFTER 100 YEARS




Quartz
Gold
Galena
Pyrite
Gold
Sphalerite
Chalcopyrite
Quartz
Pyrite

Photomicrographs of polished sections showing gold grains along sulphide mineral grain boundaries and fracture surfaces. This means the gold is free-milling, and easily liberated during grinding.
Photos by Dr. Oliver Kreuzer (Kreuzer, 2003)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Five million one hundred and eighty-four thousand, seven hundred and sixty nine (5,184,769) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	12.5 (twelve and a half) cents share purchase plan
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
456,966,584	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,906,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 22 March 2005

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

26 May 2005

Corporations Act - Form 605
Notice of ceasing to be a substantial shareholder

Following the announcement by Citigold Corporation on 24 May 2005 regarding the sale by Great Mines Limited of its Citigold shares in accordance with the requirements of the Corporations Act, a Form 605 – notice of ceasing to be a substantial shareholder – is attached.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To: Company Name/Scheme CITIGOLD CORPORATION LIMITED

ACN/ARSN 060 397 177

1. Details of substantial holder (1)

Name GREAT MINES LIMITED

ACN/ARSN (if applicable) 010 506 215

The holder ceased to be a substantial holder on 24 / 05 /05

The previous notice was given to the company on 24 / 12 / 04

The previous notice was dated 24 / 12 / 04

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
24/05/05	Great Mines Limited	Share sale agt - off market	10 cents	28,611,191	Great Mines Limited 100%

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Great Mines Limited	19 Lang Parade, Milton 4064

Signature

print name Roslynn Shand capacity Company Secretary

sign here [signature] date 26 / 5 / 05


www.citigold.com
CiTiGOLD
corporation

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

2 June 2005

Mineral Resources Report

In accordance with our release to the market on 25 May 2005, herewith is the 100 page 'Report on the Inferred Mineral Resources for the Charters Towers Gold Project'.

This detailed report is also available on Citigold's web site at www.citigold.com.

Roslynn Shand
Company Secretary
Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

17 June 2005

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 June 2005. The payment date will be 7 July 2005.

The Convertible Notes will go ex-interest on 23 June 2005.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 30 March 2005 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of 12.1% per annum.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD

17 June 2005

Broker Presentation

For the information of the market, attached is a copy of the broker presentation that will be used during the Australian 'roadshow' being conducted by Mr Chris Towsey, Chief Operating Officer, Australia.

The purpose of the presentation to brokers and analysts will be to provide an update on our Charters Towers Gold Project - in particular, the recently announced 10 million ounce gold resource and the development plans for the Sunburst and Warrior gold mines.

It is anticipated that Mr Towsey will give presentations in Brisbane, Sydney, Melbourne, Perth and possibly other areas.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com



Sleeping Giant Awakens
10 Moz
2nd Largest All Australian
Gold Resource
Australia Roadshow (June 2005)
CHRIS TOWSEY, Chief Operating Officer
1



Outline of Overview

- The Company
- The Asset
- Development Plan
- Management
- Share Value Upside



The Compan

- ASX Code 'CTO', listed since 199
- Paid share capital $73.5m
- Shares on issue - 458.5 m
- Options, majority @ 15c, mature
- Convert Notes (40c) mature March
- Assets @ 30 June 2004 - $62 milli
- Cash - raised as needed, policy is
- Shareholders – 6,450
- Top 20 shareholders - hold 40%



The Compan

One of Australia's large

- Owns 100% Queensland's larg
- Queensland's highest-grade m
- 2nd largest all-Australian gold r
- Australian shareholder-controll
- Australian gold mine
- One of the biggest gold resour
  ASX-trading company (Newcres
- Gold Production Plan indicates
- Over 30 year mine life


The Company
Growth period approaching
Two of the three ingredients to build a large and profitable gold mine business are in place and the third is close to completion –
☑ Own 10 Moz high grade gold deposit
☑ Professional management in place
☐ Funding to fully develop
5


The Asset
Charters Towers City –


The Asset
Convenient Location – close to coast and Townsville
6


The Asset
Overall tenement map



The Asset

10 million ounce drilled Inferred Mineral Resource

AREA	TONNES	GRADE g/t Au	OUNCES
CENTRAL	10 million	14 g/t	4 million
SOUTHERN	13 million	14 g/t	6 million
TOTAL	23 Million	14 g/t	10 million

9



The Asset
Areas bounding the 10 r
Drill Collar Locations
AMG Northing
AMG Easting
Brilliant
Southern Area
Stockholm
Black Jack



The Asset

Why announce 10 Moz now?

- Last full assessment done in 2000 (when tenements were part owned).
- Additional drilling and significant independent studies were completed.
- Citigold acquired 100% ownership of goldfield in 2004.
- During recent detailed feasibility study, it became apparent that modern drilling matched historic resource grades when the same parameters applied.

10



The Asset
Resource tonnes reduce



The Asset

40 years mining of 6.6 million ozs matches new data

- At the historical mining cut-off of 9 m.g/t Au, the average of Citigold's 272 significant drill intersections is 27 m.g/t Au, the same as the in-situ resource grade for the historical mining operations.
- Of the 33 bodies considered, 22 were assigned Inferred Mineral Resource status.
- 22 significant drill intersections deeper than 1,000 metres.
- Mineral Resources 10 Moz have been estimated to only 1,200 metres, limited by the deepest drill intersections around 1,270m.
- (8,300 oz per vertical metre)
- Mineralisation is reasonably considered by Citigold to persist to 3,000 metres depth based on independent research. Could contain 25 Moz at 8,300 oz per vertical metre.


The Asset
Metallurgically coarse gold – gives 95% recovery
14


The Asset
Dilution removed by ore
Feed screen
and washe
Photometric ore sorter
The 30% waste and
dilution removed
by sorting


The Asset
High grade gold quartz


The Asset
Drilled structures – View of drill traces Sunburst area
17


The Asset
Future drilling expected to increase the gold resource
18


The Asset
Yellow – 180 km of drive
Railway


The Asset
Historic mines re-opene
Stable hangingwall –


The Asset
Proven operating costs & Citigold owned equipment
Trial mining completed - Stockholm Open Pit and Underground
STOCKHOLM
21


The Asset
Surface infrastructure established and owned
22


The Asset
Trial mining gold from
Washington Open Pit and Underground


The Asset
Areas mined by Citigold



The Asset

High grade gold reefs proven

- ✓ Reef location proven by drilling to 1,300 metres depth
- ✓ Continuity of reef and grade proven by historical and current mining
- ✓ Trial mining was a 38,000 oz bulk sample
- ✓ Grades determined from drill grades

25

The Asset

Fully engineered 340,000 tpa gold extraction plant



26

The Asset

Gold extraction plant Ci





Developmen

Mine schedule - build u

- Warrior Mine commenced - g commence late 2005 at rate
- Sunburst Mine gold productio months, after JV funding, at 6
- Followed by Brilliant Mine (50 Day Dawn Mine (100K oz/ye
- Will make Citigold Corporatio gold producer.



Development Plan

Funding for development of the gold mines

- Warrior funded to date from normal annual share issues, approx. A$2 million invested.
- Planned annual cash surplus of $7 million from Warrior.
- Sunburst funded by $35 million capital raising from joint venture and/or conventional lenders.
- Existing short–term loan facility to be repaid and/or refinanced (long term) by end of 2005.

29

Development Plan

Warrior Gold Mine - number 1



30

Developmen

Warrior gold mine – Cor



Developmen

Warrior mine & gold res

Aerial view of drill collar


200m


Development Plan
Warrior gold resource – drilling Cross Section
Cross section
Looking West
33


Developmen
Warrior gold resource
Blue < 1g/t
Green 1-4 g/t
Red >10 g/t
Warrior long section sh
Resource blocks, lookin


Development Plan
Warrior mine decline access to gold resource
34


Developmen
Warrior mine & gold res


Development Plan
Schematic of planned mining method
Mining method
Longhole open stoping
37


Developmen
Sunburst gold resource


Development Plan
Sunburst Gold Mine – Mine 2
38


Developmen
Sunburst mine high gra
N



Development Plan

Operating cash costs to international standards

- Gold price A$561 (US$434.75 @ 0.7751 as at 21 April 2005)
- Mining cost A$217 per ounce (US$168)

MINING	$ 56 per tonne
PROCESSING	$ 18 per tonne
SURFACE HAULAGE	$ 2 per tonne
ADMINISTRATION	$ 9 per tonne
REHAB & SHUTDOWN	$ 1 per tonne
TOTAL	$ 86 per tonne

- Recovery 95%
- Government Royalty 2.7% average
- Head grade 13 g/t Au

41



Management

Building shareholder upside

- 3 specialists on Board – finance, law and strategy.
- Experienced mining professional staff.
- One of few large 'independent' gold resources.
- Taken resource from 200,000 to 10,000,000 ozs.
- On track to progress from 1993 'spec' to 'major gold miner'.
- Share price upside on gold production.
- Dividends payable as soon as prudent.

42



Managemen

Project risks are careful

- NO political & social risk – Australia ra
- NO land risk – Mining Leases granted
  by exploration permits & develo
- NO technology risk – conventional, hig
  mining & processing methods.
- NO environmental permitting risk – gra
  plans accepted by Government
- LOW gold resource risk – 6.8 Moz pla
  30 years from 10 Moz JORC Res
- LOW working capital risk – CTO raise
  Share Purchase Plan and other
- LOW development capital risk – minir
  Balance will be funded (JV/equi
  profit potential is huge. Profitat



Share Value

Assets foundation is on

- Current Market Capitalisatio
  A$55m @ 11.5c
- Assume 50% JV ownership t
  production rate of 250,000 oz
- GPP profit potential of over $
- Citigold's 50% share = 125,0
  means Citigold potential $37.



Share Value Upside

Assets foundation is on gold and future cash flow

Market capitalisation potential upside may be $50/oz of gold as a high grade and profitable gold resource.

Australian ASX-trading resource size peers (10Moz plus) –

- Newcrest Mining
- Lihir Gold
- Bendigo Mining
- Citigold Corporation

There appear to be no ASX-listed, all-Australian companies in the 5 to <10 Moz gold resource area, therefore the above four are standouts and Australia's Largest.



Share Value Upside

Citigold shareholders have major share price upside

Reasonable to expect share price rise when :-

1. Gold production commences at Warrior
2. Sunburst gold mine funding in place
3. Short-term loan converted to long term
4. Sunburst gold production commences
5. Drilling further expands existing 10 m/oz

Items 1 - 4 are currently being pursued.



JORC Staten

**The following statements apply
information in this report that rel
Results, Mineral Resources and Ore**

*The information is based on and accurately reflec
Mr Christopher Alan John Towsey, BSc (Hons), M
MMICA, MAIG, MSME, who is a Corporate M
Institute of Mining and Metallurgy and the Australia
Christopher Alan John Towsey has relevant ex
mineralisation being reported on to qualify as a Co
in the Joint Ore Reserves Committee (JORC) Aust
of Identified Mineral Resources and Ore Reserve
full time by Citigold Corporation Limited as Chief
consented in writing to the inclusion in this report
in the form and context in which it appears*



Disclaimer

The presentation (in this projected form and as verbally presented) (Presentatio
is not intended to constitute legal, financial, accounting tax, investment cons
Although the information has been obtained from sources considered and
responsibility is accepted for any opinion expressed or for any error or omissior
(the Company) will not be liable for any special direct, incidental consequenti
loss whatsoever whether in an action of contract, statute, tort (including withou
the information in this Presentation. No account has been taken of any inves
needs of any particular person. All persons should consider seeking ap
Presentation and all other information with respect to the Company and eva
operations of the Company.

Any prospective financial material contained in the Presentation is predictive
assumptions or by known or unknown risks and uncertainties and may differ
statements other than those of historical facts included in the Presentation a
limitation, estimates of future earnings and the any sensitivity of earnings to th
and sales, estimates of future cash costs; estimates of future cash flows and t
future capital expenditures, estimates of resources and statements regarding
resources. Where the Company expresses or implies an expectation or belief a
belief is expressed in good faith and believed to have a reasonable basis. Ho
risks, uncertainties and other factors which could cause actual results to differ m
or implied by such forward looking statements. Such risks include, but ar
fluctuations, increased production costs and variances in grade or recovery rate
political and operational risks, government regulation and judicial outcomes.



Contact Details

- Chris Towsey – Chief Operating Officer
  ctowsey@citigold.com
- Garry Foord – General Manager Engineering
  gfoord@citigold.com

- Corporate office – 19 Lang Pde, Milton (Brisbane)
  Queensland



- Telephone 07 3870 8000
- Facsimile 07 3870 8111
- Web site www.citigold.com

49



CiTi
corporation
The Australian Gold Mine

50


www.citigold.com
CITIGOLD
corporation

Quarterly Activities Report
30 June 2005



HIGHLIGHTS

- **10 million ounce gold resource**
- **Gold ore reserves review underway**
- **Warrior gold mine**
- **Joint venture negotiations**
- **Mining land to expand**
- **Citigold newsletter commenced**

The definition by Citigold Corporation (Citigold) of a 10 million ounce gold resource at its Charters Towers Gold Project is a very significant milestone in the company's development. This achievement commences the formal quantification of Citigold's huge goldfield. Encapsulated in this achievement are several important points including:-

- it is Queensland's largest gold resource; and
- it confirms that Citigold's drilling data base matches the historic high gold grades that produced the 6,600,000 ounces.

10 million Ounce Gold Resource

Citigold released on 25 May the 'Report on the Inferred Mineral Resources for the Charters Towers Gold Project'. The detailed 100 page report concludes that the Total Inferred Mineral Resources are 23 million tonnes at 14 g/t Au containing 10 million ounces of gold.

The Report has been prepared in accordance with and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code). It was prepared following a lengthy evaluation period by a technical team of geologists recognised as Competent Persons under the JORC code. This is the most extensive study done on the Charters Towers gold resources, covers all mineral

Citigold Corporation Limited - ABN 30060397177 - PO Box 1909, Milton 4065

tenure including recent acquisitions and brings to account data-based conclusions reached during a recent mining feasibility study process.

All grade estimates used in the current resources are derived from assayed drill intersections from 147,000 metres of underground diamond and surface reverse-circulation percussion and diamond drilling in 1,800 drill holes. There are some 1,550 significant drill intersections used. Drilling is outside the previously mined areas, intersecting down-dip and along-strike extensions of previously-mined ore bodies.

Mineral Resources in the Report have only been estimated to 1,200 metres, limited by the deepest drill intersections around 1,270m. Based on independent research, it is considered reasonable by Citigold that the mineralisation persists to a depth of over 3,000 metres, which may provide additional gold resources through future drilling.

The host structures are characterized by good vertical continuity to 1,300m. There are 22 significant drill intersections deeper than 1,000 metres. Only those intersections able to be assigned unequivocally to a known, previously-mined mineralised body have been used in published resource estimates.

The average grade derived from 623 significant drill intersections above 3 metre-grams per tonne is 14.7 m.g/t Au. A slightly lower grade of 13.5 m.g/t Au was derived from intersections restricted to within the Central area.

At a cutoff of 6 m.g/t Au, the average grade of 381 significant drill intersections is 21.4 m.g/t Au.

At the historical mining cut-off of 9 m.g/t Au, the average of 272 significant drill intersections is 27 m.g/t Au, the same as the in situ resource grade for the historical mining operations. Previous mining produced 6.6 million ounces over a 40 year period. Citigold's Gold Production Plan is scheduled to produce 6.8 million ounces over a 30 year period.

The total tonnage contained within interpreted structures was estimated to be some 74 million tonnes, which Citigold heavily discounted by 70% based on the known payabilities of the structures from previous mining. No tailings or stope fill are included in any Resource category at this time.

The full detailed report is on Citigold's web site at www.citigold.com then click>Reports<click>ResearchReports.

Gold Ore Reserves Review Underway

Following on from the recently released Inferred Mineral Resources report, Citigold is currently undertaking a thorough review of the Charters Towers project Indicated Mineral Resources and Ore Reserves.

This review will be in accordance with the new JORC Code and is aimed at defining the initial Probable Ore Reserves covering the first few years of production.

The review is scheduled for completion in August.

Warrior Gold Mine

Underground face advance of the access decline is currently 260 metres from the portal. This advance rate has been accelerated following completion of the second major bend and a second truck-loading bay.

The on site drilling rig, or jumbo, is successfully operating drilling blast holes and installing cable bolt ground supports with the aim of completing the ore body access for gold production by the end of the 2005 calendar year.

The Warrior gold mine is scheduled to produce gold at the rate of 40,000 ozs per year.

Joint Venture Negotiations

Joint Venture discussions referred to in previous reports, for the development of the Sunburst goldmine at the heart of the goldfield, are progressing and remain positive.

A part of these discussions included the recent assessment of the Sunburst and Warrior projects by external mining and financial consultants. Citigold was very encouraged that subsequent to this assessment the prospective joint venture partner discussions have advanced and details of the proposed joint venture structure are under consideration.

Exploration

Exploration by the Company's geologists continued on Citigold's mineral tenements that cover an area of about 200 square kilometres at Charters Towers.

Work progressed on the planning of ore reserve drilling at Warrior Mine together with other drilling programs. Detailed mine development planning, geotechnical evaluation and underground geological mapping continued in the Warrior Decline.

Mining Land to Expand

A large 334 hectare area, covering the deeper sections of the Charters Towers City gold reef systems, has been recommended for grant as a Mining Lease.

The land, recommended for grant under the Queensland Mineral Resources Act, covers the northern section of the City of Charters Towers and is currently part of Citigold's overall 200 square kilometres of granted exploration tenure. Past drilling and studies

show that structures containing part of Citigold's 10 million ounce gold resource (Inferred Mineral Resources of 23 million tonnes at 14 grams of gold per tonne) should continue deeper into this area. The new area covers the underground lands containing the deeper extensions of the City lode structures from 1,000 metre deep to 2,000 metre deep. The new land area overall has an east-west length of 2 km and a north-south length of 1.75 km.

This achievement demonstrates that the Citigold team continues to have a close working relationship with the local Charters Towers' communities.

Citigold Newsletter Commenced

To enhance the company's policy of effective communication with shareholders and the investment market, Citigold Corporation is publishing an electronic newsletter on a fortnightly basis. The aim of the newsletter is to be informative and educational about Citigold's business.

The first edition was released on 1 June 2005 and then every second Wednesday thereafter. The fifth edition was recently published. The newsletter is released to the Australian Stock Exchange (ASX) and posted on our website.

We encourage our shareholders and other interested people to register to receive the newsletter via our web site through Citimail at www.citigold.com.

The newsletter is not intended to be a technical publication but a user friendly and informative commentary on various parts of Citigold's business.

Convertible Notes

The record date for the fifth interest payment was June 29, 2005 and payments were sent to note holders in early July. The interest rate return for note holders increased very slightly due to the average Australian gold price for the quarter being slightly above AUD $550 per ounce. This Quarterly return represents an annualised investment rate of 12.01% per annum.

The Notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Safety, Health, Environment and Community

No injuries or work-related illnesses were recorded in the Quarter in relation to overall operations and in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for 2005 remains at zero.

There were no reportable environmental incidents.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold resource of 10 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold resource is contained in extensions and continuations of the previously mined ore bodies.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to develop gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages that gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals. To date CTO has invested over A$50 million redeveloping this rich goldfield.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years and these are invaluable in assessing future mining costs.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information.

Chris Towsey
Chief Operating Officer Australia
Citigold Corporation Limited
Brisbane Australia
29 July 2005

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(263)	(576)
	(b) development	(350)	(1,741)
	(c) production	-	-
	(d) administration	(653)	(3,109)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	27
1.5	Interest and other costs of finance paid	(304)	(866)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(1,570)**	**(6,265)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(154)	(184)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	499	816
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**345**	**632**
1.13	Total operating and investing cash flows (carried forward)	(1,225)	(5,633)

1.13	Total operating and investing cash flows (brought forward)	(1,225)	(5,633)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	688	5,552
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	(10)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**688**	**5,542**
	Net increase (decrease) in cash held	**(537)**	**(91)**
1.20	Cash at beginning of quarter/year to date * see revised reconciliation of cash - section 5	1,163*	717
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**626**	**626**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	67
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	137	163

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000 Revised
5.1	Cash on hand and at bank	716	1026
5.2	Deposits at call	-	-
5.3	Bank overdraft	(390)	(163)
5.4	Other (Held by Third Parties) Term Deposit	300	300
	Total: cash at end of quarter (item 1.22)	**626**	**1163**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**458,293,482**	**458,293,482**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**1,326,898**		**12.5 cents**	**12.5 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	**12,906,999**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.8	Issued during quarter	**Nil**	**Nil**	*Exercise price*	*Expiry date*
7.9	Exercised during quarter	**Nil**	**Nil**		
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**	**Nil**		
7.12	**Unsecured notes** *(totals only)*	**Nil**	**Nil**		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 29 July 2005

Print name: Roslynn J Shand

Additional Information

1. July share placements raised gross proceeds of $1,393,394. Full details of these share issues are contained in the Appendix 3B's released on 4 July 2005 and 28 July 2005.
2. As part of the verification process being undertaken in the preparation of the annual financial statements, there have been some minor rectifications to cash movement classifications in the year to date figures. These adjustments have no material effect on the performance or outlook of the company.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Five million four hundred thousand (5,400,000) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	10 (ten) cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 July 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
463,693,482	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,906,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 4 July 2005

Print name: Roslynn Judith Shand

== == == == ==

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD

15 July 2005

Mining Lease Recommended

Citigold Corporation is pleased to announce that a large 334 hectare area covering the deeper sections of the Charters Towers City gold reef systems has been recommended for grant as a Mining Lease.

The land recommended for grant, under the Queensland Mineral Resources Act, covers the northern section of the City of Charters Towers and is currently part of Citigold's overall 200 square kilometres of granted exploration tenure. Past drilling and studies show that structures containing part of Citigold's 10 million ounce gold resource (Inferred Mineral Resources of 23 million tonnes at 14 grams of gold per tonne) should continue deeper into this area.

The application area of ML 10283 is for gold and associated metals and abuts the northern boundary of Citigold's previously granted ML10208. The new area covers the underground lands containing the deeper extensions of the City lode structures from 1,000 metre deep to 2,000 metre deep. The new land area overall has a east-west length of 2 km and a north-south length of 1.75 km.

This achievement demonstrates that the Citigold team continues to have a close working relationship with the local Charters Towers communities.

Upon grant, these lands will increase Citigold's overall mining lease area by 18%.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

The following statements apply in respect to the information in the report that relates to Exploration Results and Mineral Resources: (a) *The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.* (b)*Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.* (c) *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.* (d) *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Eight million five hundred and thirty three thousand nine hundred and forty three (8,533,943) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	10 (ten) cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 July 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
472,227,425	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,906,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 28 July 2005

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE


www.citigold.com
CiTiGOLD
corporation

22 August 2005

Gold Ore Reserves

Following the announcement of Citigold's 10 million ounce gold Inferred Mineral Resource report in May, Citigold Corporation today is pleased to release its 'Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project'.

The **total Probable Ore Reserves** for the overall Charters Towers project are **800,000 tonnes at 13 g/t** Au **containing 330,000 ounces of gold** at a 7 g/t Au cut-off, rounded to two significant figures.

There are seven ore bodies in the Probable Ore Reserves. The Probable Ore Reserves provide at least three (3) years production for the proposed Sunburst Mine.

The 64 page report is a public release report designed to keep shareholders and the investment market fully informed of the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers project of Citigold Corporation Limited ("Citigold"), located in and around the city of Charters Towers in north Queensland. It has been prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

The various risk factors impacting on tonnage, grade and gold price estimates were examined. Citigold believes it has quantified the confidence levels to an acceptable level of commercial risk for its Charters Towers project.

The tonnage estimates are regarded by Citigold as the minimum expected, and may be up to 40% higher. The tonnage is deliberately conservative to be prudent at this stage of the project.

The Company used US$430 per ounce equivalent to A$558 at an exchange rate of 0.77 for its estimates of gold Reserves. The minimum daily average Australian dollar gold price over the last five years showed a variation of over 30% from high to low but generally remained within a band of A$500 to A$600 per ounce with a mid-point of A$557. The variation in gold price at any time is outside the control of Citigold.

The Probable Ore Reserves of the Charters Towers project were derived from total Indicated Mineral Resources of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold at a cut-off of 7 g/t Au, rounded to two significant figures.

The Indicated Mineral Resources and Probable Ore Reserves are contained within the current overall 10 million ounce gold Inferred Mineral Resource (23 million tonnes at 14 g/t Au).

The assessment and announcement of Citigold's Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield.

The full detailed report accompanies this release and is located on Citigold's web site at www.citigold.com then click>Reports<click>ResearchReports. The report is recommended reading for shareholders, investors and analysts.

Chris Towsey
BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME
Chief Operating Officer (Australia)

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:



- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

REPORT
on the
INDICATED MINERAL RESOURCES
and
PROBABLE ORE RESERVES
for the
CHARTERS TOWERS GOLD PROJECT


www.citigold.com
CITIGOLD
corporation

August 2005

CONTENTS

EXECUTIVE SUMMARY

This report follows on from an earlier report on Inferred Mineral Resources of 23 million tonnes at 14 g/t Au containing 10 million ounces of gold released in May 2005. This report is a public release report designed to keep shareholders and the investment market fully informed of the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers gold project of Citigold Corporation Limited ("Citigold"), located in and around the city of Charters Towers in north Queensland. It has been prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

The various risk factors impacting on tonnage, grade and gold price estimates were examined. Citigold believes it has quantified the confidence levels to an acceptable level of commercial risk for its Charters Towers project.

The tonnage estimates are regarded by Citigold as the minimum expected, and may be up to 40% higher. The tonnage is deliberately conservative to be prudent at this stage of the project.

Citigold has used a gold price of US$430/oz (A$558.44/oz at an exchange rate of A$1.00 = US$0.77) in its estimates. The minimum daily average Australian dollar gold price over the last five years showed a variation of over 30% from high to low but generally remained within a band of A$500 to A$600 per ounce, with a mid-point of A$557. The variation in gold price at any time is outside the control of Citigold.

The **total Probable Ore Reserves** for the overall Charters Towers project are **800,000 tonnes at 13 g/t Au containing 330,000 ounces** at a 7 g/t Au cut-off, rounded to two significant figures. The Probable Ore Reserve is derived from, and not additional to, the Indicated Mineral Resource.

The Charters Towers project **total Indicated Mineral Resources are 740,000 tonnes at 15 g/t Au containing 370,000 ounces** at a cut-off of 7 g/t Au, rounded to two significant figures.

1. Purpose of this Report

This report follows on from an earlier report on Inferred Mineral Resources of 23 million tonnes at 14 g/t Au containing 10 million ounces of gold released in May 2005. This report is a public release report designed to keep shareholders and the investment market fully informed of the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers project of Citigold Corporation Limited ("Citigold"), located in and around the city of Charters Towers in north Queensland. Release of this report has been authorized by the Board of Directors of Citigold.

It has been prepared in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code), and is based on work by a team of Competent Persons as defined by JORC.

This report builds on, and is an adjunct to, the global data summarized and discussed in the 100-page report by Citigold titled "Report on the Inferred Mineral Resources for the Charters Towers Gold Project, May 2005" (subsequently referred to here as '**the Inferred Mineral Resources report May 2005**') submitted to the Australian Stock Exchange ('ASX') as an announcement on 2 June 2005.

The reader is strongly recommended to read this earlier report as a necessary adjunct to the current report, as it contains a summary of work done to give Citigold's staff confidence in the global grade estimates, geological model, gold transport and deposition mechanisms, and the origin, depth extent and geological continuity of the quartz veins and gold mineralisation.

Only new data is presented in this current report.

This report is for release to the ASX and is likely to be read by a diverse range of readers including Citigold shareholders, the general investing public, interested non-mining trained readers and qualified mining personnel. Consequently, the report attempts to be readable by this range, but cannot be all things to all people. It is not a rigorous scientific or research paper but by necessity contains geological and mining jargon that has specific or defined meanings. A glossary is attached to assist non-mining people to understand the document.

It is not presented for any specific fund-raising purpose. It is designed in part to give the reader an insight into the confidence levels of resource and reserve estimation, and to quantify the confidence levels of Citigold's estimates.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:



The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer, and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

2. Grade Continuity

Inferred Mineral Resources have been estimated within Citigold's tenements where the drilling density and other physical evidence is such that there is a reasonable certainty that the geological structures continue between the data points and that gold is present in these structures. This information is contained within the Inferred Mineral Resources report May 2005.

The continuity of grade within these structures is known to be highly variable and therefore grade continuity cannot be guaranteed without drilling of the structures at spacings that would be economically unviable, given that drilling would need to be up to 600 to 1500 metres depth and collar spacings of less than 25 metres to achieve a confidence level of 90% or better. Later in this report, information is given on the variability of the gold price over the last five years (a range of 30%) and the variability of assaying (10% to 15%) to show that cash flow projections for gold projects have an inherent variability risk of the order of 30% based on gold price alone. A prime purpose of mineral resource and ore reserve estimation is to generate cash flow projections to assess the feasibility of a mining project.

Citigold believes that it has quantified the risk of grade continuity in the Charters Towers project sufficiently to move more densely drilled areas into the Indicated Mineral Resource category. The JORC Code (Paragraph 21) states that:

> **"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.**

> An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.
> Mineralisation may be classified as an Indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow confident interpretation of the geological framework and to assume continuity of mineralisation.
> Confidence in the estimate is sufficient to allow the application of technical and economic parameters, and to enable an evaluation of economic viability."

Citigold's Indicated Mineral Resource in the Central area under Charters Towers city is based on defining the geological structures from surface mapping over two kilometres of strike length, accurately locating previous mine shaft collars connecting to workings on the structures, diamond drilling to over 1,000 metres, combined with confident survey location and modelling of previous mine workings on the geological structures to depths of 400 metres for the Queen-Sunburst structure and over 900 metres for the Brilliant and Day Dawn.

The Warrior resource is based on defining the geological structure from surface mapping over two kilometres of strike length, previous mine shaft collars and confident survey location of previous workings, reverse circulation (RC) drilling and diamond drilling down to 270 metres.


1.1 g/t Au
9.6 g/t Au
7.0 g/t Au

Figure 1.

Sampling of the No.2 Cross Vein (Maude St Leger lode) in a remnant pillar on the 890 Level. The geological hammer is 40cm long. This vein is geologically continuous and has a reasonably uniform width, but the grade is highly variable.

The above photograph (Figure 1) illustrates the point about grade continuity. It is the No. 2 Cross Vein, a typical Charters Towers vein, intersected in Citigold's 1997-99 mine workings on the 890 Level. It is an extension of the previously-mined Maude St Leger Vein. It is representative of the type of veins in the project areas. Rock chip face samples taken over the quartz vein show three different gold grades within a short distance of less than three metres. This block was left as a pillar and shows the rapid variation in grade over a short distance. If the vein had been one metre thick, this block would have been mined as a continuous unit, but a drill intersection from surface at each sample point would have returned two intersections above cut-off (9.6 m.g/t and 7.0 m.g/t) and one below (1.1 m.g/t). At a nominal drill spacing of 25 metres, the intersection would have either been included or excluded from any interpreted ore shoot, depending on which intersection was used.

Attempting to "join the dots" of drill intersections on a long section to create an outline of an economic shoot at 6 m.g/t, even at 25 metre centres, is subject to high levels of uncertainty. Even at a 5-metre spacing, there is such a high variability that determining a shoot outline as a grade contour with 100% certainty is impossible. Drilling out the Charters Towers project on 5-metre spacings to depths of 500 to 1,000 metres is not economically viable. It would incur a cost that would be similar to or higher than the cost of actually developing the access decline and drives required to mine the deposit.

Despite the local grade fluctuations, historical production records and detailed stoping plans, held by Citigold, from 6 million tonnes of production over a 40-year production period show that high average grades can be mined from stope lengths of over 300 metres when driving on lode. These detailed plans provide clear evidence of how the mineralised bodies performed during mining, providing high confidence levels in Citigold's planning.

3. Citigold Assay Precision and Quality Control

The normal range of precision from commercial laboratories (as used by Citigold) is 10% to 15%, meaning that repeat samples vary from the average of the samples by less than 10% to15% (see Appendix 1 References and Appendix 2).

Details of the results of Citigold's quality control on precision and accuracy are given in Appendix 2.

The significant assay range of interest to Citigold's underground operations are those results above 4 g/t Au. The precision of 180 repeat samples above 4 g/t Au was examined to see how the precision varied.

The majority (85%) of Citigold's samples have a precision of better than 20% and 57% of samples have a precision of better than 10%. Some 38% of samples have a precision of better than 5%.

As the majority of samples have a precision of better than 10%, which is within the documented precision of commercial laboratories (see Appendix 1 References and Appendix 2), the results are regarded as acceptable.

Assay variation is not regarded as a significant risk in the project. The variation is regarded as within acceptable limits of risk.

4. Ore Body Modeling

Ore body modelling refers to the process of producing a geometrical shape of the mineralised body, from which a tonnage can be estimated.

The procedures used were as follows:

- The drill intersections and historic workings were examined in three dimensions (3D) using SURPAC computer software. Where a series of intersections were shown to lie in planar continuity with the historic workings a projected plane of extension to the mineralised fissures was defined.
- The total areas of the mineralised bodies in the Indicated Mineral Resource category were based on the projection of the mineralised fissure from the historic workings down dip or along strike to the drill intersections. The area in the curved surface of the fissure was calculated using SURPAC software. The surface was extended 50m to 100m beyond the boundary drill holes, depending on the drill density and confidence levels in the structure.
- Where appropriate, estimation of the area of the fissure taken to be payable was made based on the "% payability" determined from the proportion of the historically stoped areas versus the total area of the fissure defined by underground exploration development on the particular fissure.
- For the major mineralised fissures in the Central Area, the gold content of the fissure outlined above 3 m.g/t Au cut-off was estimated using the average of the grade determined from drill hole intersections above 3 m.g/t within the whole mineralised body and discounting the tonnage by the payability factor.
- Volumes were estimated based on the average of the drilled true widths of the lodes.
- Tonnages were estimated from the volume calculated, and a Bulk Density of 2.7 t/m^3. Where applicable, the tonnes were discounted by the payability factor for the fissure.
- Grade was estimated by dividing the sum of the metal accumulation (ETW m x g/t Au) by the sum of the intersection widths.
- Gold content calculations were based on assayed samples obtained from drilling intersections. Previous production grades were not used in the grade estimates for Indicates Mineral Resources or Probable Ore Reserves.


Strike length 1.5 km
C2 (Sunburst)
DD93QF5Ext
C3 (Queen)
1.1m(ETW) 58.6 g/tAu
Oblique View of Queen and Sunburst Workings

Figure 2.
Oblique view of the Queen – Sunburst structure looking down the dip of the structure, showing diamond-drill hole paths along strike and down dip of previous workings.

The confidence limits on the volume estimates are regarded as high. The widths are based on the average of the drill intersection true widths, and the boundaries of the solids are constrained by surveyed drill intersections and mapped mining levels. There is a very small margin of potential error.



Figure 3.

Example of a SURPAC model of the Queen East and Sunburst mineralised bodies constructed



Figure 4.

Plan view of the SURPAC geological model for the C26 Queen East (Golden Gate) mineralised body


Sunburst
St Pat
Queen east
Queen west
Level development
Sunburst r
several se
Brilliant east

Figure 5.

Cross-section of the Sunburst area, showing geological models of the mineralisec

5. Tonnage Estimates

Tonnages are estimated by defining a geological structure in three dimensions, from which a volume in cubic metres can be estimated. This volume is converted to tonnes by using a defined density. The mineralised body structures were modeled in SURPAC.

Variations in density will produce variations in tonnage estimates.

The minimum density expected in Citigold's underground mines is 2.65 tonnes per cubic metre (t/m^3), which is the density of pure quartz. The density of a quartz vein will be lower than this if the vein has void spaces in it or is porous. Citigold drilling, mapping of underground quartz veins and previous mining records indicate that voids are very rare and porosity is low.

5.1 Oxidised and Transition Zones

Densities may be lower in oxidised bodies in the weathered zone and in transition zones between the weathered and unweathered rock. Mineral Resources in Citigold's underground projects under the city of Charters Towers are limited to deeper than 50 metres below surface, as Citigold believes that there is little probability of mining the top 50 metres in the near future (5 to 15 years). A minimum 50 metre-thick horizontal (or crown) pillar would be required to be left under any surface infrastructure for safety reasons, and to ensure that the perched water table is not disturbed by mining. The depth of weathering varies from a few metres to about 40 metres, averaging 25 to 30 metres. It is unlikely that underground resources will extend into the weathered zone to any material extent, and therefore the rock densities will be those of fresh rock.

5.2 Densities

A bulk density of 2.7 t/m^3 was used by Citigold for tonnage estimation of hard rock mineralisation in order to estimate the minimum tonnage (i.e. to avoid over-estimation of tonnages), even though a more realistic figure is in the range of 2.8 t/m^3 to 3.2 t/m^3 based on Citigold measurements summarized in Tables 1 and 2 .

The figure of 2.7 t/m^3 was based partly on mining experience at the Stockholm pit, using surveyed mined volumes and mill weightometer tonnes, and partly on measured densities of rock cores. Laboratory measurements of densities on granodiorite drill core by James Cook University returned values from 2.69 t/m^3 to 2.74 t/m^3 with an average of 2.72 t/m^3. Specific gravity measurements were conducted by ALS on six hard rock, low-sulphide ore returning values from 2.64 to 2.75, and averaging 2.69.

Where pyrite (S.G. 5.02, 46.5% Fe), galena (S.G. 7.4-7.6, 86.6% Pb), or sphalerite (S.G. 3.9-4.1, 38%-67% Zn) occur in abundance in high grade ore the density of the ore increases substantially. A quartz vein carrying 30% sulphides (10% each of galena, sphalerite and pyrite) will have an S.G. of 3.5, compared to the 2.7 currently used. If the S.G. is not corrected, this will underestimate vein tonnage (and therefore contained ounces) by up to 30%. Where vein widths are less than one metre, the impact of sulphides on SG is reduced as the ore body boundary is diluted to one metre.

The maximum density recorded for 32 diamond-drill core samples taken from eight diamond-drill core holes at Warrior Mine was 3.05 t/m^3. The average density was 2.83 t/m^3 (see Table 1).

The maximum density recorded for 102 ore samples weighing between half and one kilogram taken from the No.2 Cross Vein (Maude St Leger Reef) was 4.6 t/m^3. The average density was 3.1 t/m^3 (see Table 2).

However, historical records of the 6 million tons of ore produced over 40 years indicate that sulphide levels are likely to be less than 10%.

5.3 Payability

The tonnages were also discounted by the historical payability which was usually 30% apart from the Brilliant, which was around 50%. The historical payability was based on a high cut-off of 9 m.g/t Au. Citigold has used 3 m.g/t Au as the lower cut-off of drill intersections to examine for grade estimation, 4 g/t Au as the marginal grade that may be taken to surface and milled if the material will be blasted in the normal course

of mining, 6 g/t Au as the operating breakeven, and 7 g/t Au as the likely grade for new material to be accessed, blasted and milled.

At the lower cut-off grades, substantially larger proportions of the structure will be mined, giving modern Citigold operations a higher payability, and therefore extracting more tonnes from a similar area as the historical mining operations.

Consequently, Citigold's tonnages are conservative, and a deliberate under-estimation of tonnages in order to produce a prudently conservative estimate of ounces for mine planning purposes.

Reserve tonnages estimated by Citigold at 2.7 t/m^3 without correcting for S.G. will always be the minimum tonnage expected.

A variation of 0.1 t/m^3 in the S.G. will vary the estimated tonnage by about 4%.

An increase in densities from 2.7 t/m^3 to 3.2 t/m^3 will increase the tonnages by up to 20%.

Payabilities used are the historical figures at a high cut-off grade of 9 m.g/t Au. Citigold is likely to produce up to 20% more tonnage from a similar area by using a lower cut-off grade.

Citigold states that resource and reserve tonnages used in its planning are conservative and may be 20% to 40% higher. This variation is an acceptable level of commercial risk for mine planning.

TABLE 1

Specific gravity measurements conducted by Citigold on 32 core samples from 8 diamond-core holes at Warrior East.

Abbreviations – str = strong; mod = moderate; Wk = weak; py = pyrite; gl = galena; ox = oxidized; tr = trace; GFM = gold formation; sp = sphalerite;; QV = quartz veining; ser = sericitic alteration; frac = fractured; Pkfs = pink feldspar alteration; BD = basaltic dyke

Hole/Sample Id	Ore-zone / Prospect	Measured Depth from Mtrs	Measured Depth to Mtrs	Length Mtrs	Geology & Comments	SG
WEDD005	Warrior East	175.4	175.55	0.15	GFM	2.80
		176.05	176.1	0.05	GFM, QV	2.98
		176.6	176.7	0.1	QZ Zone	2.72
		176.8	176.9	0.1	GFM	2.83
CTRC346	Warrior East	161.9	162.1	0.2	GFM Wk ser	2.80
		162.2	162.4	0.2	GFM & QV Wk py	2.77
		162.4	162.5	0.1	GFM	2.80
		163	163.2	0.2	GFM & QV Wk ser Tr py	2.80
		168.45	168.55	0.1	frac GFM Wk ser	2.78
		168.65	168.75	0.1	frac GFM & QV Tr py Wk ser	2.77
		169.5	169.6	0.1	frac GFM & QV Tr py Wk ser	2.78
		170	170.55	0.55	Ox Qtz zone Wk py Wk GFM bands	2.72
		170.75	171.05	0.3	GFM & QV Tr py Wk ser	2.79
WEDD001	Warrior East	211	211.1	0.1	BD Tr py	2.96
		211.1	211.3	0.2	frac Qtz	2.69
		211.4	211.5	0.1	BD	2.89
WEDD002	Warrior East	161.6	161.7	0.1	GFM Wk ser Tr py	2.82
		161.7	161.91	0.21	QV Mod py	3.00
		161.91	162.08	0.17	GFM Wk ser Tr py	2.81
WERC028	Warrior East	266	266.1	0.1	BD Tr py	2.94
		266.1	266.35	0.25	QV Wk py	2.78
		266.65	266.75	0.1	BD Tr QV Wk py	2.90
		266.75	266.95	0.2	BD Pkfs	2.88
		266.95	267.05	0.1	GFM Wk ser	2.80
WERC024	Warrior East	182.45	182.6	0.15	frac BD micro vn's	2.90
		182.6	183.1	0.5	frac QV Tr py	2.67
		183.1	183.2	0.1	GFM Mod ser	2.92
WEDD002	Warrior East	178.95	179.06	0.11	GFM Mod ser Tr py	2.68
CTRC345	Warrior East	183.8	183.9	0.1	BD	3.05
		184.5	184.95	0.45	QV & BD broken core	2.76
		185	185.45	0.45	frac QV Mod py	3.05
		186.25	186.4	0.15	Qtz BD Mod py	2.83
					Average	2.83

TABLE 2

Density measurements on 102 underground ore samples from the No.2 Cross Vein (Maude St Leger Reef). Average sample weight was 0.75 kg. Average density is 3.1 t/m^3.

Abbreviations – str = strong; mod = moderate; wk = weak; py = pyrite; gl = galena; ox = oxidized; tr = trace; gfm = gold formation; sp = sphalerite; bx = brecciated

Hole/Sample Id	Geology & Comments	Dry Weight grams	SG
204511	str py	519	2.98
204512	str gl	452	2.86
204513	tr py	535	2.54
204514	mod py, gl	494	2.92
204515	mod py, tr gl	486	2.76
204516	str py	514	2.76
204517	str gl, py	519	3.60
204518	str py, tr gl	538	2.92
204519	wk py, ox	487	2.68
204520	str py, ox	446	3.03
204521	str py	524	2.66
204522	str py, mod gl	522	3.55
204523	str py	520	3.02
204524	str py	513	2.95
204525	str py, gl	494	3.27
204526	str py, gl ox	490	3.43
204527	str py gl	536	4.19
204528	str py mod gl	545	2.66
204529	str py	509	3.18
204530	str py	517	3.54
204531	str py	480	3.12
204532	str py	483	2.88
204533	str py	465	2.85
204534	mod py, gl	507	2.74
204535	tr py	473	2.67
204536	str py	499	2.95
204537	str py	519	3.87
204538	wk py	496	2.80
204539	str py, mod gl	529	3.55
204540	str py	554	3.01
204541	str py ox	509	3.49
204542	str py ox	451	2.77
204543	mod py ox	469	2.70
204544	str py gl	547	4.60
204545	str py ox	519	2.97
204546	str py ox	469	3.91
204547	str py ox	493	2.95
204548	str py	549	2.84
204549	wk py	510	2.66
204550	str py	522	2.95

Hole/Sample Id	Geology & Comments	Dry Weight grams	SG
204551	str py	521	2.96
204552	str py	540	3.09
204553	str py	448	3.20
204554	str py, gl	552	3.41
204555	mod py	530	2.68
204556	mod py, tr gl	543	2.66
204557	str py gl	541	3.32
204558	str py, mod gfm, tr gl	546	3.03
204559	str py, tr gl, wk gfm	533	2.94
204560	mod py	551	2.73
204563	tr py	1010	2.66
204564	tr py	1045	2.63
204565	wk py	983	2.61
204566	wk py	1029	2.63
204567	wk py	994	2.91
204568	wk py	1028	2.78
204569	mod py	1029	2.77
204570	mod py	951	2.74
204571	tr py	1022	2.65
204572	wk py	1025	2.67
204573	tr py	1017	3.09
204574	tr py	1016	2.65
204575	wk py	993	2.63
204576	wk py	1028	2.79
204577	mod py	1017	2.71
204578	wk py	1028	2.81
204579	mod py tr gl	958	2.72
204580	tr py wk ox	972	2.66
204581	tr py	1000	2.64
204582	mod py wk ox	990	2.73
204583	mod py	981	2.81
204584	str py	1024	2.69
204585	mod py	1005	2.78
204586	wk py	975	2.72
204587	str py wk ox	955	2.81
204588	str py tr gfm	962	3.33
204589	str py tr gl	1013	3.31
204590	str py str gl	1016	3.63
204591	str py str gl	943	3.53
204592	str py wk gl wk ox	1014	3.05
204593	str py	1023	3.82
204594	str py	1027	3.07
204595	str py mod gl	947	4.17
204596	str py mod gl	1004	4.10
204597	mod py	935	2.80
204598	Aplite blank sample	555	2.62
204599	str py mod gl	1019	3.77
204600	wk py wk gfm	1016	2.73

Hole/Sample Id	**Geology & Comments**	**Dry Weight** grams	**SG**
204601	str py	1022	3.52
204602	str py wk ox	1041	2.92
204603	str py	994	3.91
204604	str py mod gl	1028	4.02
204605	str py	934	3.71
204606	str py wk gl	1022	3.17
204607	str py mod gl tr mal	901	4.02
204608	str py	987	3.50
204609	Tonalite blank sample	365	2.63
204610	str py	957	3.86
204611	str py	1033	4.08
204612	str py mod gl mod sp	968	3.09
204613	str py bx freegold on face	952	3.84
204614	str py	1048	3.77
	Average	**748.13**	**3.10**

6. Grade Estimates

Grade estimates are based on the average of drill intersection grades for the diamond drill holes penetrating each mineralised body. The orientation of the structure is known from computer modelling extended from extensive surveyed workings underground, combined with surveyed diamond-core hole intersections. All drill collars were surveyed and all holes surveyed downhole usually at 50 metre intervals. True widths were calculated in SURPAC for drill intersections.

Where drill intersection true widths were less than one metre, the grades were multiplied by the true widths to produce metal accumulations in metre.grams of gold per tonne (m.g/t Au). The material included in the one-metre interval outside the assayed section was assumed to be zero grade, diluting the original assay.

An arbitrary top cut of 50 g/t Au was applied to high assays to reduce any potential biasing effect of the high grades. This is a conservative approach, as there is no statistical basis for cutting high grades, as discussed in the Inferred Mineral Resources report May 2005, and several of the Central ore bodies averaged recovered grades of over 50 g/t for tens of years when mined previously.

The drill intersections above a resource estimation cut-off of 3 m.g/t Au were averaged to produce the grade applied to the tonnage calculated from the SURPAC geological model, after the tonnage was discounted by the payability factor for each structure.

This method is essentially a polygonal method of grade estimation. More sophisticated computerized statistical methods are inappropriate for this project given the number of drill intersections available at this stage of the project. As the project is not a grass roots project and has an extensive knowledge base of previous production exceeding six million ounces of gold over 40 year period, this method is regarded by Citigold as sufficiently accurate for its purposes at the Indicated Mineral Resource stage, within the stated confidence limits.

Drilling is primarily used by Citigold to establish that the vein system exists at a particular point. The drill intersection may or may not contain economic levels of mineralisation, and is probably not representative of the local grade over an area much beyond 5 metres from the

intersection. Diamond drilling is useful in this type of deposit for locating structures and can be used in a broad manner for global grade information once sufficient data points are obtained (in excess of 50 intersections). Citigold has over 1,500 significant drill intersections and has drawn reliable conclusions on the global grade statistics. However, diamond drilling, even at large diameters, will not produce reliable local grade distribution information. Mine planning will rely on an effective day-to-day grade control management system during the mining process, as is common in these types of deposits.

A true indication of the grade distribution in this type of deposit will only be obtained by underground driving on the structures, and this requires the extension of the Central Decline down to 600 metres vertical depth.

Citigold is firmly of the opinion that additional drilling would not necessarily guarantee that the confidence limits on grade distribution would be materially improved, due to the known nature of the mineralisation and the known irregular and unpredictable gold grade distribution.

The Warrior project has been extensively drilled on a nominal 25m x 25m pattern spacing. The majority of the drilling was RC with nine diamond-core holes into the deeper sections of the shoot. Resources were estimated at Warrior East in October 2002 by indicator kriging using a commercial computer program SURPAC 2000. The kriging parameters derived were judged to be sufficiently accurate to provide reliable grade estimates within an acceptable level of risk, and Warrior proceeded to the Decision to Mine stage.

Due to the difficulties in obtaining reliable and cost-effective grade distribution from drilling, the Charters Towers project will be unlikely ever to have extensive Proved Ore Reserves beyond one to two years of planned production. Mine planning will be extensively reliant on Inferred and Indicated Mineral Resources, and at best Probable Ore Reserves derived from Indicated Mineral Resources. This is not uncommon in vein type deposits where there is an extensive previous mining database.

Due to the knowledge gained from the previous 40 years of mining, Citigold is confident it understands how the mineralised bodies perform. Historical mining showed that the larger the

sample and the greater the number of samples, the more representative was the average grade. This was confirmed in the results presented in the Inferred Mineral Resource report May 2005 where the average grade of 1,559 drill samples was the same as the average mined grade at the same cut-off.

7. Minimum Ounces

Each of 33 mineralised bodies in the project area was examined and its contained ounces estimated. If the contained ounces were less than 5,000 ounces, the bodies were excluded from the Probable Ore Reserve category, as it was considered unlikely at this time that the target would be worth the cost of driving an underground access to mine the body.

A total of 20 mineralised bodies were included in the Indicated Mineral Resource category, from which 16 were included as Probable Ore Reserves.

Three of the smaller bodies, with potential for open pit extraction, containing less than 5,000 ounces were retained as a Resource, because they are at open pit depths and located outside the Central area (i.e., not under the city of Charters Towers). Surface infrastructure does not impede likely development of these resources.

Driving costs for underground access were estimated at $1,200 per metre for a 3.5m x 3.5m access drive, based on known operating costs from 1.6km of driving on the Central Decline, the shorter Stockholm Decline, the current Warrior Decline and access levels, ramps, loading bays, stubs, cross-cuts and ventilation shafts underground at the Victory, Victoria, No.2 Cross Vein, Stockholm, Washington and Warrior workings. This cost per metre is equivalent to about 2 ounces of gold revenue at A$550 per ounce, or 4 ounces of gold at a profit margin of 50% of revenue, for every metre driven.

The mineralised bodies are mostly within two kilometres at a gradient of one in seven from the planned Central Decline extension. Two kilometres of driving will absorb 4,000 ounces of gold revenue to break even. Citigold considers that a minimum of 5,000 ounces is required in a given area before planning would be undertaken to access or mine that area.

8. Mining Factors

Mining factors used in the estimate are summarized below in Table 3. These are developed from data in the Gold Production Plan of September 2002 (see Citigold website www.citigold.com >click< reports >click< technical reports) and modified in the internal feasibility study for the Sunburst Mine. A summary of the mining costs for this study was released in the March 2005 Quarterly Activities Report to the ASX.

TABLE 3

Summary of Mining Factors

Mining method	Longhole open stoping, 10m sub-levels	
Minimum mining width	1.2	metres
Dilution	20%	after ore sorting
Gold losses	5%	after ore sorting
Payability	Variable - 30% to 52%	
Pillars left	0% due to payability factor	
US Gold Price USD	$ 430.00	per ounce
Exchange Rate	0.77	
Aus Gold Price AUD	$ 558.44	per ounce
Driving cost AUD	$ 1,200.00	per metre, 3.5m square
Driving cost equivalent	2.15	ounces per metre
Mill recovery	95%	of mill feed

8.1 Mining Method

The mining method selected is longhole open stoping which will be used in the Warrior and Sunburst mines, and if successful, will be used in the Brilliant and Day Dawn mines in the future. This is a fully mechanised open stoping method that uses 10 metre vertical sublevels for drilling to ensure accurate and controlled breaking of the gold bearing quartz reefs. Broken ore will be transported from the stopes to a transportable underground crushing, screening and sorting plant for initial processing to remove barren waste. Ore will be crushed to a maximum 50mm size and washed and screened to remove any ore below 12mm. A photometric ore sorter will be used to select unwanted waste material which can be left underground in previously mined areas. The sorted gold ore together with the fines (below 12mm) will be transported to the surface. Test work indicates that 60% of the total volume of material can be

removed using ore sorting equipment. This removes the bulk waste and will result in significant savings in transportation, downstream processing and handling.

This system will also allow the recovery of gold in development headings which adds to the total ounces produced from the resource.

Sunburst is the second of the four mines planned to take production to 250,000 ounces over a five year period. Sunburst will require a 1900 metre extension of the existing 1600 metre long Central Decline underneath the city of Charters Towers. This will enable access to the promising Brilliant and Queen reef systems at approximately 500 metres vertical depth within the Sunburst areas.

The Sunburst system extends for approximately two kilometres eastwards from the centre of Charters Towers, and includes the old Queen, Sunburst and Golden Gate lodes, and will access cross veins such as the Queen Cross which together have already produced over one million ounces of gold.

Three levels will be opened up in the western part of the Sunburst area over a distance of 300 metres as part of the initial development. An additional 300 metres will be exposed on the Eastern section after production starts in the western zone.

8.2 Processing

Ore from the Warrior and Sunburst mines will be transported to the existing gold processing plant located 10 km south of the city of Charters Towers. The blended ore, which has been partly processed underground, will be final screened then processed through milling, gravity concentrating and extraction in a CIL leaching circuit, to produce gold dore bars at a rate of 100,000 ozs per year from these two mines.

8.3 Development Costs

The Warrior Sunburst project as currently scheduled will require A$47 million to bring into production. This will be spent over a two year period in the following areas:

TABLE 4

Summary of main expenditure for the development of the Warrior and Sunburst Mines.

Activity	A$ million
Drilling	2
Main Access	12
Ore Development	8
UG Services	4
Tech Services & Admin	5
UG Equipment & Processing	12
Allowance	4
TOTAL	**47**

8.4 Operating Cost Estimate

TABLE 5

Summary of the major operating costs on a "per tonne" and "per ounce" basis for the Sunburst and Warrior Mines.

Activity	A$ per tonne ore			
	Materials	Labour	Total	A$ per OZ
MINING				
Production	13	16	29	77
Development	23	6	29	74
Sub-Total	**36**	**22**	**58**	**151**
PROCESSING	10	7	17	45
SURFACE HAULAGE	2	0	2	5
ADMINISTRATION	4	4	8	21
TOTAL COST	**52**	**33**	**85**	**222**

TABLE 6

Summary of Production and Operating costs for the Sunburst and Warrior Mines.

UNDERGROUND		
PRODUCTION:		
STOPE PLANNED VOLUME	**82,416**	m3pa
ACTUAL STOPE VOLUME	**106,725**	m3pa
DILUTED STOPE TONNES	**298,831**	tpa
DEVELOPMENT TONNES - ORE	**358,435**	tpa
ORE SORTER PRODUCT TONNES	**268,369**	tpa
HAULAGE OPERATING HOURS	**3,400**	hours
ORE SORTER PRODUCT GRADE	**12.6**	g/t
OZS DELIVERED	**108,712**	Ozs
DEVELOPMENT:		
DECLINE/LEVEL ACCESS	**420**	metres
LEVEL DEVELOPMENT	**11,275**	metres
WASTE		
DEVELOPMENT	**60,869**	tonnes
REJECT REHANDLE	**27,934**	tonnes
OPERATIONS		
UG YEAR/PERIOD	**50**	weeks
	5	days
	2	shifts per day
	10	hour shift
	85%	utilisation
	80%	Mech availability
	.8	hour effective shift
DAYS WORKED	**250**	days
SHIFTS WORKED	**500**	shifts
DIRECT HOURS OF OPERATION	**3,400**	hours
PRODUCTIVITY		
TONNES PER MAN SHIFT	**27**	
PROCESSING		
PRODUCTION		
CRUSH TONNES	**268,369**	tpa
PROCESSING TONNES	**268,369**	tpa
HEAD GRADE	**12.6**	g/t
GOLD IN HEAD FEED	**108,712**	Ozs
RECOVERY	**95**	%
GOLD PRODUCED	**103,276**	Ozs
OPERATIONS		
PLANT YEAR/PERIOD	**50**	weeks
	7	days
	90%	Mech availability
	315	days
	3	shifts
	8	Hours
OPERATING HOURS AVAILABLE	**7560**	hours
PLANT OP RATE	**38**	tph
PLANT OP HOURS REQUIRED	**7,062**	op hours
PLANT UTILISATION	**93**	%

8.5 Gold Price

The minimum daily average Australian dollar gold price over the last five years from 31 May 2000 to 31 May 2005 was $465.80 per ounce, and the maximum was $648.86 from figures supplied by Perth Mint, with a mid-point of $557.33. This is a variation of $183.07 or ± $91.53 (± 16.4%) from the mid value of $557.33, and a variation of over 30% from high to low.

The Australian dollar gold price is a result of the US dollar gold price and the exchange rate between Australian and US dollars. The Australian dollar gold price has been within a band of A$500 to A$600 for about five years, and within $450 to $650 for ten years.

The exchange rate appears to generally vary inversely with the gold price as shown in Figure 6.


Monthly Gold Price (A$) vs Exchange Rate
Ten Years from 1995-2005
(Source: Perth Mint)
Exchange Rate (A$1 =US$)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
700
600
500
400
300
200
100
0
Gold Price (A$)
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Exchange rate
Aus Dollar Gold Price

Figure 6.
Monthly Average gold price in Australian dollars for the ten years 1995-2005, and contemporaneous exchange rate.

Citigold has selected a gold price of US$430/oz, and an exchange rate of A$1.00 = US$0.77 to give an Australian gold price of A$558.44/oz for its cut-off and breakeven.

8.6 Metallurgy

As outlined in the Inferred Mineral Resource report May 2005, the metallurgy of mineralisation throughout the field is remarkably uniform. The Charters Towers project will initially be entirely underground, and resources under the city of Charters Towers are limited to deeper than 50 metres below surface to maintain a safety barrier for surface buildings. This means that no oxidised or transition zone ore will be treated initially, although there is scope for open pit operations outside the city area in later years.

Ore has been processed from underground operations in three geographically separated areas, Stockholm, Washington and the No.2 Cross Vein (a lateral extension of the previously-mined Maude St Leger Reef).

No metallurgical problems were encountered in the trial mining production of 38,000 ounces of gold from these areas in 1998-2000. Recoveries were as high as 98%. Citigold has conservatively used 95% recovery in its reserve estimations.

The mineralogy is simple, consistent with mesothermal quartz veins in granite. Gold is located mainly between sulphide grains, making it amenable to release by grinding and conventional CIL processing plant treatment. About half of the gold is gravity-recoverable through spirals and shaker tables, with the balance recovered through the CIL processing plant.

The mineralisation comprises free gold with a small amount of electrum (a natural gold-silver alloy), and the gangue minerals are sulphides of iron (pyrite), lead (galena), zinc (sphalerite) and copper (chalcopyrite).

As the temperature of formation is relatively high (300° to 350° C), there are very low to undetectable concentrations of volatile metal elements such as mercury, arsenic, antimony and selenium.

Sulphides comprise no more than 5% to 10% of the material to be milled, and the associated metals do not consume adverse amounts of processing reagents.


Quartz
Gold
Galena
Pyrite
Gold
Sphalerite
Chalcopyrite
Quartz
Pyrite

Figure 7.
Photomicrograph of polished sections of typical Charters Towers ore, showing that gold is the last mineral to crystallize, filling cracks and interstitial spaces between previously-formed grains. This makes the ore readily amenable to gravity concentration and treatment in a CIL plant.

9. Indicated Mineral Resources

The minimum resource tonnage, estimated at a 7g/t cut-off, is tabled below:

INDICATED MINERAL RESOURCES				
Ore Body	**Payability (%)**	**Discounted Tonnes**	**Grade**	**Ounces**
C2 (Sunburst)	30	213,476	11.16	76,605
C3 Queen West	30	103,015	32.37	107,203
C5 Brilliant East 4	52	122,685	23.27	91,774
C 7 Caledonia Extended	30	14,969	15.00	7,219
C26 Queen East [Golden Gate]	30	67,455	13.93	30,211
E3 Warrior East	30	203,847	7.16	46,920
W1 Stockholm	30	14,968	12.26	5,898
TOTAL		**740,415**	**15.37**	**365,829**
Rounded		**740,000**	**15**	**370,000**

Modifying Factors

Top assay cut: 50 g/t Au

Lower resource cut-off: 3 m.g/t

Breakeven grade: 6 g/t Au

Cut-off grade: 7 g/t Au

US Gold Price: US$430

Exchange Rate: A$1.00 = US$0.77

Aus Gold Price: $558.44

Minimum Body width: 1.0 metre

Estimation methods:

Area: Surpac DTM's based on drill intersections and mine workings geometry

Thickness: Drill hole average true width

Grade: Weighted average of drill intersections

Density: 2.7 t/m^3 to give conservative tonnage

The total Indicated Mineral Resources at a 7 g/t Au cut-off grade are 740,000 tonnes at 15 g/t Au containing 370,000 ounces, rounded to two significant figures.

The tonnage is conservative, using the lowest SG and the low historical payability of 30%. The actual payability is likely to be higher as Citigold will use a lower cut-off grade than the 9 m.g/t Au used historically, resulting in tonnage being up to 40% higher.

The confidence levels are 85% on the resultant ounces.

10. Probable Ore Reserves

10.1 Risk Factors

The relevant mining leases have been granted and the processing plant and tailings dam have been built and approved for operations. Some 38,000 ounces of gold have been already been produced from typical ore bodies with the existing plant facilities.

The political risk factors of being able to obtain permission to mine are therefore regarded as zero.

Trial mining over a three-year period from 1997-2000 has indicated that metallurgical factors are known. Recoveries and reagent consumptions are not unusual and are within acceptable industry limits.

Marketing risk factors are also regarded as being close to zero. It is anticipated that all gold produced can be sold at prevailing market prices. Production is not hedged at present, but Citigold's hedging policy is reviewed regularly. Hedging is a prudent strategy if the gold price is perceived to be likely to drop over a sustained period. Gold price variation is outside Citigold's control, but Citigold has some control over operating costs and volume of production to counteract adverse price variation to maintain or improve the profit margin per ounce.

10.2 Probable Ore Reserves

The Probable Ore Reserves are derived from, and therefore contained within, the Indicated Mineral Resources. The Probable Ore Reserves are not additional to the Mineral Resources.

The total Probable Ore Reserves at a 7 g/t Au grade cut-off are 800,000 tonnes at 13 g/t Au containing 330,000 ounces, rounded to two significant figures. The figures include the Warrior East deposit at a slightly lower grade of 6.3 g/t Au.

The following table summarises the individual reserves:

Ore Body	Payability (%)	Tonnes	Grade	Ounces
C2 (Sunburst)	30	256,171	8.84	72,775
C3 Queen West	30	123,618	25.62	101,843
C5 Brilliant East 4	52	147,222	18.42	87,185
C 7 Caledonia Extended	30	17,963	11.88	6,858
C26 Queen East [Golden Gate]	30	80,946	11.03	28,700
E3 Warrior East	Kriged	144,000	6.30	29,167
W1 Stockholm	30	17,962	9.70	5,603
TOTAL		787,882	13.11	332,131
Rounded		**800,000**	**13**	**330,000**

Modifying Factors

Mining method:	Longhole open stoping, 10m sub-levels
Minimum mining width:	1.2 metre
Dilution:	20% after ore sorting
Gold losses:	5% after ore sorting
Gold left in Pillars:	0% due to payability factor (pillars left in barren sections)
Breakeven grade:	6 g/t Au
Cut-off grade:	7 g/t Au
US Gold Price USD	US$430
Exchange Rate	A$1.00 = US$0.77
Aus Gold Price AUD	$558.44
Driving cost AUD	$1,200.00 per metre of drive, 3.5m square
Driving cost equivalent:	2.15 ounces
Mill recovery:	95% of mill feed
Mill capacity:	340,000 tonnes per year

11. Tonnage – Grade Curves

The tonnage, grade and contained ounces vary according to the selected cut-off. As the cut-off increases, lower grade areas are dropped out. In the Citigold project, some of the large tonnage bodies are relatively low grade, so increasing the cut-off reduces the tonnage significantly, but as a result the average grade increases which buffers the change in contained ounces.

For the Probable Ore Reserves, doubling the cut-off grade from 3 g/t to 6 g/t reduces the tonnes by two-thirds, but only halves the ounces and more than doubles the reserve grade. Increasing the cut-off above 6 g/t does not change the ounces significantly until 10 g/t (see Figures 8 and 9).


Charters Towers Project
Change in Tonnage and Ounces with cut-off
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
Tonnes
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
Ounces
Selected cut-off
Tonnes
Ounces
3 g/t
4g/t
5 g/t
6 g/t
7 g/t
8 g/t
9 g/t
10 g/t
Cut-off Grade

Figure 8.
Tonnage-ounce curve showing change in tonnage and ounces with cut-off grade.


Charters Towers Project
Change in Tonnage and Reserve Grade with cut-off
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
Tonnes
20
18
16
14
12
10
8
6
4
2
Reserve Grade g/t Au
Selected cut-off
Tonnes
Grade
3 g/t
4g/t
5 g/t
6 g/t
7 g/t
8 g/t
9 g/t
10 g/t
Cut-off Grade

Figure 9.
Tonnage-grade curve showing change in tonnage and grade with cut-off grade.

12. Conclusions

Over 1,500 pairs of repeat gold assays run on samples used in the resource estimate and assayed by commercial laboratories were examined. The precision of the results is generally within ± 10% of the average of two samples above 4 g/t Au, within a range of ± 15% for the majority of samples used in resource estimation. This is consistent with the documented order of accuracy for commercial gold assaying.

The expected range of densities in material to be mined in the project varies from 2.7 t/m^3 to 3.2 t/m^3. This introduces a variability of 20% in any tonnages estimated. The tonnage estimates are regarded by Citigold as conservative, using the lowest likely density of 2.7 t/m^3 and the low historical payability of 30%. Citigold is likely to have a higher payability as it will use a lower cut-off grade than the 9 m.g/t Au used historically. This could increase the tonnage by as much as 40%.

The minimum daily average Australian dollar gold price over the last five years shows a variation of over 30% from high to low. The variation in gold price at any time is outside the control of Citigold.

Citigold believes it has quantified the confidence levels to an acceptable level of commercial risk for its Charters Towers project.

The Charters Towers project **total Indicated Mineral Resources are 740,000 tonnes at 15 g/t Au containing 370,000 ounces** at a 7 g/t Au cutoff rounded to two significant figures.

The **total Probable Ore Reserves** for the Charters Towers project are **800,000 tonnes at 13 g/t Au containing 330,000 ounces** rounded to two significant figures.

The confidence level of the contained ounces estimate is regarded by Citigold as 85%.

APPENDIX 1.

REFERENCES

Bumstead, E., 1984. Some comments on the precision and accuracy of gold analysis in exploration. AusIMM Proceedings 289, pp 71-78.

Citigold Corporation Limited, 2005. "Inferred Mineral Resources For The Charters Towers Gold Project May 2005". Report lodged with Australian Stock Exchange 2 June 2005.

Davis, B. and Windham, C., 1995. "Statistical Control for the Production of Assay Laboratory Standards." SME Annual Meeting, March.

Dominy, S.C., Noppé, M.A. And Annels, A.E. 2004 Errors and Uncertainty in Mineral Resource and Ore Reserve Estimation: The Importance of Getting it Right. Explor. Mining Geol., Vol. 11, Nos. 1-4, pp. 77–98, 2004 Canadian Institute of Mining, Metallurgy and Petroleum.

Eames, J.C., 1998. "Quality Control of Collected and Processed Information", Best Practice Mineral Exploration, Hotel Inter-Continental, Sydney, 23-24 February 1998.

Eames, J.C. 1999. Unrealistic Expectations of Assay Results. . In *Good Project – Wrong Assays! Getting Sample Preparation and Assaying Right.* Seminar sponsored by MICA, AIG and AusIMM – Monday 26 July, 1999. See: Mineral Industry Consultants Association Technical Documents
http://www.mica.org.au/index.cfm?pageid=5296_7_moria_pg&docid=335_24_moria_shelf

Francois-Bongarcon, D.M., Long, S.D. & Parker, H.M., 1996: "Assay Quality Assurance-Quality Control Program". Mineral Resources Development, Inc.

Garnett, D. 1999. Assay quality - an overview. . In *Good Project – Wrong Assays! Getting Sample Preparation and Assaying Right.* Seminar sponsored by MICA, AIG and AusIMM – Monday 26 July, 1999.
http://www.mica.org.au/index.cfm?pageid=5296_7_moria_pg&docid=339_24_moria_shelf

Hall, G.E.M. & Bonham-Carter, G.F., 1988: "Review of Methods to Determine Gold, Platinum and Palladium in Production-Oriented Geochemical Laboratories, with Application of a Statistical Procedure to Test for Bias", J Geoch Expl, 30, 255 – 286

Hall, G.E.M., Coope, J.A. & Weiland, E.F., 1989 "Bias in Analyses for Gold". Explore, 65, pp 17 – 18

Handley, G.A., Lewis, R. W. & Wilson, G.I., 1987 The Collection and Management of Ore Reserve Estimation Data. "Resources and Reserves Symposium". AusIMM, pp 27 - 30.

Hellman, P. L., 1999: Issues concerning the quality of assay results. In *Good Project – Wrong Assays! Getting Sample Preparation and Assaying Right.* Seminar sponsored by MICA, AIG and AusIMM – Monday 26 July, 1999.

IUPAC Compendium of Chemical Terminology, 2005 - Electronic version, http://gold.zvon.org/R05299.html.

James, C. & Radford, N., 1988 "Quality Control - How do you Know if Your Data are Right?" In Sample Preparation and Analyses for Gold and Platinum-Group Elements. AIG Bull. No. 8, 129 - 133.

Johansen, G., 1987 "Sampling, Assaying and Reporting in a Coarse Gold Environment". Assaying and Reporting Standards – Assessing Asian Mineral Investment Criteria in the Post-Bre-X Era. AIC Conference, Singapore.

JORC, 2004. Australasian code for the reporting of identified mineral resources and ore reserves, report of the joint committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Matysek, P., 1999. Toronto Stock Exchange Mining Standards Task Force Final Report: some implications and issues. In 'Quality Control in Mineral Exploration' Short Course notes, 19th International Geochemical Exploration Symposium, Vancouver, Canada. Association of Exploration Geochemists.

Melnbardis, L-D., 1991: "A Comparison of Ring Versus Disc Pulverising for Metallic Screening". CMA Conference, 1991, Hull-Ottawa.

Ramsey, M. H., Thompson, M. and Hale M., 1992: "Objective Evaluation of Precision Requirements for Geochemical Analysis Using Robust Analysis of Variance". Journ Geoch. Expl., 44, 23 – 36.

Shaw, W.J., 1997. Validation of sampling and assaying quality for bankable feasibility studies, Paper 7 in The Resource Database Towards 2000. The Australasian Institute of Mining and Metallurgy Illawarra Branch, Wollongong.

Snowden, V., 1994: "Improving Predictions by Studying Reality". In "Geostatistics For the Next Century". Kluwer Academic Publishers.

Thompson, M., 1992: "Data Quality in Applied Geochemistry: the Requirements, and How to Achieve Them". Journ Geoch. Expl., 44, 3 – 22.

Thompson, M. and Howarth R.J., 1973. The rapid estimation and control of precision by duplicate determination. The Analyst 98, pp 153-160.

Thompson, M. and Howarth, R., 1978: "A New Approach to the Estimation of Analytical Precision". Journ Geoch. Expl., 9, 23 – 30

Waltho, A.E, and Shaw W.J., 1999. Assay Program Management – Planning For Quality. In *Good Project – Wrong Assays! Getting Sample Preparation and Assaying Right.* Seminar sponsored by MICA, AIG and AusIMM – Monday 26 July, 1999. Mineral Industry Consultants Association Technical Documents
http://www.mica.org.au/index.cfm?pageid=5296_7_moria_pg&docid=333_24_moria_shelf

APPENDIX 2

ASSAY DATA ACCURACY AND QUALITY CONTROL

It is often assumed by investors and non-mining readers that the chemical analysis or assay results can be accepted as true values. This is not necessarily correct, as rarely is a chemical analysis technique 100% accurate, and analytical values usually show a spread or range of values around an average value. There is also the uncertainty in deciding if the sample taken is representative of the surrounding area. The reader is referred to the Mineral Industry Consultants Association web site for a range of professional papers by experienced consultants relating to quality control in sampling and chemical analysis, which highlights a range of potential errors, which if not managed and controlled, may lead to erroneous results. The site is: http://www.mica.org.au/index.cfm?pageid=5296_7_moria_pg&docid=5168_1_moria_shelf

It has been estimated that sampling errors account for about 80% of the total error, with sample preparation contributing a further 15%, while assaying is only responsible for the final 5% (Matysek, 1999; Garnett, 1999).

There are two main terms used in assessing analytical errors – **accuracy** and **precision**. Put simply, accuracy is how close a set of results is to the actual true value, whereas precision is the ability of a laboratory to obtain the same answer on one sample that is analysed many times. A set of results may be precise in that there is little variation between the repeated analyses, but they may not be accurate if the laboratory consistently returns results that are too high or too low.

Citigold uses two types of samples to assess **precision** - ***replicate samples*** (two samples prepared at the same time from the same starting material, especially RC drill cuttings, underground face and fill samples, and surface rock chips) and ***duplicate samples***, where one sample is crushed and pulverised and several sub-samples taken and assayed (IUPAC Compendium of Chemical Terminology 2005)

The only way to assess **accuracy** is to compare the laboratory results achieved on specially prepared external standards. These standards contain a known amount of gold and therefore the true value is known. These may be artificial standards or natural standards. Artificial standards are prepared from laboratory reagents, such as Analytical Reagent (AR) grade gold chloride made into solution and disseminated through a neutral silica matrix such as crushed bottle glass. Natural standards are made from carefully homogenized naturally occurring gold ore, and are preferred as they have a matrix that more closely reflects the matrix (and therefore any interfering elements) that may be encountered in the project samples. The gold content of commercial gold standards is often determined by neutron activation analysis, which returns precise and accurate results, but usually requires the use of a nuclear reactor. This method is not commercially available within Australia. Australian laboratories offering such a service usually send their samples to Canada.

The following definitions from Hellman (1999) are useful:

*The term "**precision**" is commonly applied to the spread of assay data as determined by duplicate pairs. This information is usually more readily available than replicate analyses of individual samples. Pairs of assay results, such as two determinations of gold from the same pulp that comes out of a pulveriser provide estimates of one type of precision whereas an original assay paired to a check assay of a split of the same pulp carried out by a different laboratory provides another type of precision. In these cases the absolute value of the difference between the two results divided by the pair mean is often used to estimate precision and is commonly expressed as a percentage. This has been referred to as the "**Absolute Mean Percent Difference**" or **AMPD** (eg Bumstead, 1984). The average of these values for a number of pairs is often reported.*

AMPDs from duplicate determinations of pulps by different laboratories are recommended by Francois-Bongarcon et al (1996) to be better than 10% (ie the value returned from duplicate of assays of 1.000 and 0.905 g/t). This level increases to 20% when assays from coarse rejects are considered. These levels are somewhat arbitrary and depend upon the commodity of interest (eg silver typically returns higher AMPDs than base-metals) and concentration level. AMPDs from concentrations near the Lower Level of Detection will obviously be considerably higher than at higher concentrations.

*"**Accuracy**" of analyses or assays refers to closeness to the true value. Consistent and significant departure from accuracy is termed "**bias**" and can be expressed in a variety of ways such as an absolute difference or as a percentage. Thus an average value of 0.8 g/t from several assays of a standard with a "**Recommended Value**" (**RV**) of 1.0 g/t indicates a **negative** bias of 20%. **Positive** bias refers to results from unknowns that are consistently higher than accepted values. Bias is only "**relative**" unless results from samples are referenced against results for which there is proof of accuracy.*

Benchmark papers that discuss this terminology in relation to geochemical analysis include Howarth & Thompson (1976), Thompson & Howarth (1978), Thompson (1992) and Ramsey, et al (1992).

Laboratory errors in gold analysis include:

- **Bias** – the laboratory method and techniques return values that are consistently high or low compared to the true value
- **Random precision errors** – the laboratory results may be high or low within some percentage range of the true value, but are not consistently high or low. The industry generally accepts that results with a precision of ± 10% of the mean value are acceptable for commercial laboratory fire assays for gold with an AAS finish.

- **Contamination errors** – samples are contaminated by other samples during preparation or analysis. This is relevant where sample preparation machinery is not adequately cleaned between samples, and low-grade samples are prepared after high grade samples, giving false high values. If fire assay pots are re-used, care must be used in ensuring low grade samples are not fired in pots previously used for high grade samples. Airborne dust and personal gold jewellery worn by sample collectors and preparers are other potential sources of contamination. Base metal contamination can occur from metal fragments ground or chipped off sampling, crushing and pulverizing equipment, especially steel alloy equipment containing iron, chromium, tungsten, molybdenum and manganese. Zinc, copper and lead contamination can occur from galvanized equipment and from common thread greases in drilling equipment, as well as the soft metal matrices on diamond saw blades and core fillet grinders.
- **Interference errors** – other elements present in a sample or the nature of the rock matrix may interfere with the element being analysed. For example, high iron content may interfere with the analysis of gold by atomic absorption spectrophotometry (AAS) as the spectrum absorption peak for iron is close to, and may overlap, the absorption peak for gold. High iron samples may return falsely high gold values if care is not taken to reduce the iron content or eliminate the interference. AAS analysis is commonly used in fire assaying for the final determination of gold. Certain minerals may affect surface tension or fluidity during the firing procedure, or may release water molecules that are normally part of the mineral's crystal structure. The release of this water may change the weight of sample being analysed or carry away volatile elements and this may impact on the final assay result. The presence of tellurium in gold samples may affect the formation of the lead bullion collector or the gold prill on cupelling (volatilization of the lead collector) during fire assaying.
- **Analytical errors** – the use of inappropriate analytical methods, inappropriate fluxes in fire assaying, inappropriate firing temperatures or times, inappropriate gas mixtures in AAS, failure to calibrate machinery including scales and electronic balances and poor or inappropriate internal quality control checks all contribute to analytical errors in gold analysis.
- **Detection limit range errors** – different analytical methods work best at different ranges of concentrations, and these ranges may vary for any one method with the element required to be analysed. All analytical methods have a preferred range in which the laboratory recommends the use of the method. Accuracy and precision may vary outside acceptable limits as the sample element concentration approaches both the upper and lower detection limits.
- **Particle size errors** – the presence of coarse gold grains in samples has long been recognised as a potential source of errors in gold analysis, especially by partial extraction processes such as cyanidation or acid leaching. Crushing and pulverizing of samples may result in non-homogeneous distribution of gold particles in sub-

samples, creating poor precision. Screen fire assaying is used where unacceptable precision errors indicate a coarse gold problem. In recent years, more efficient pulverizing machinery has improved the homogeneity of sub-samples, but the potential for coarse gold still needs to be kept in mind.

There are no established "benchmarks" for levels of accuracy and precision that may be considered acceptable for mineral assay data, produced using commercial "production-type" analytical techniques. The accuracy within ± 5 % of the accepted value for a particular element in a standard, and precision of better than 10 % for 90 % of samples determined using the Half Absolute Relative Difference (HARD) technique (Shaw, 1997) are generally accepted for bankable feasibility study purposes. (Waltho & Shaw 1999).

For a 50g fire assay of gold standards in an inter-laboratory comparison, after outlier results have been removed, the spread of analytical results averages about 20-30%, while base metal result spread can be anything up to an order of magnitude. (Eames, 1998, 1999; Bumstead, 1984).

A1.1 Commercial Assays

One key point in this discussion is that mining companies generally use commercial laboratory assays, which offer a compromise between assay costs, turnaround times and accuracy/precision. Results may vary from the true value by 10% to 15% in both accuracy and precision. Therefore any estimate of ounces contained in a resource or reserve may vary from the true value by up to ± 15% based on analytical factors only. Sampling variation may increase this uncertainty, as will variations in estimating volumes, densities and resulting tonnages. In general, with a reasonable number of samples examined and using quality control procedures, assays should be within 5% of the true value.

A1.2 Assay Uncertainty

A second key point is that the uncertainty may compound, or it may cancel out - a consistent high error in estimating gold grade may cancel out a consistent low error in estimating tonnage, reducing the impact on contained ounces. However, a consistent high error in estimating grade could compound with a consistent high error in estimating tonnage to overestimate contained ounces. Testing by Citigold indicates that the assay uncertainty is neither high nor low – it cancels out over the significant gold value range and number of samples used by Citigold.

A1.3 Materiality

A third key point is materiality. While gold projects may be subject to the potential for numerous scientific errors, will these errors ***materially*** affect any conclusions on revenue flows, which is one purpose of estimating a resource and reserve? If the starting point of sampling and assaying produces a potential variation or confidence level of ± 15% to 30% in contained ounces, any potential errors need to be assessed to see if they will materially affect the contained ounces by more than 15% to 30%, or are they within this confidence level?

An investor looking at a gold mining companies needs to be aware that revenue flows are based on recoverable, and therefore saleable, ounces of gold, and there is an inherent uncertainty in all figures generated.

Mining companies are commercial businesses, not scientific research enterprises. In resource and reserve estimation, cost projections and revenue projections, they balance scientific accuracy against the cost to achieve an acceptable level of commercial risk. The cost of reducing resource grade or tonnage errors to less than ± 10% or 15% may not be commercially viable, but the results remain within a level of risk deemed as acceptable by the business.

A 10% error in grade estimation is not uncommon, and is generally regarded as within an acceptable level of risk for an underground operation over time (for example, over a one-year period) (Dominy et al 2004). However in some cases, production/Ore Reserve reconciliation will show errors of ±50% to 80%. When it is considered that even for a good operation production costs are at least 50% to 75% of the mine site revenue, it can be seen that even a 10% decrease in grade can translate to a 20% to 40% decrease in operating surplus. (Dominy et al 2004).
Citigold has used several commercial laboratories over the development of the project since 1994, and used three different techniques, fire assaying, bulk cyanide leach extraction and aqua regia extraction. Fire assaying is regarded by Citigold as the more accurate method, and aqua regia and bulk cyanide leach extraction are is regarded as partial extraction methods, underestimating the true gold content. Since late 1998, only commercial fire assays have been used by Citigold to analyse rock chip and drill samples. Bulk cyanide leach extraction is still used for stream sediment sampling and for some types of soil sampling due to the advantage of its very low detection limit for gold.

Internal quality control by Citigold includes submitting ***replicate samples*** (two samples prepared at the same time from the same starting material, especially RC drill cuttings, underground face and fill samples, and surface rock chips) and ***duplicate***

samples, where one sample is crushed and pulverised and several sub-samples taken and assayed.

Replicate samples are often taken at every tenth sample, given consecutive sample numbers and submitted to the laboratory as part of the normal sample run, so that the laboratory is unaware that replicates are being submitted.

Duplicate samples are run by the laboratory, and the process is usually automatic where the first assay exceeds 1 g/t Au, or if the laboratory has concerns about precision, or at the request of Citigold. Citigold will frequently request re-assaying of a laboratory pulp where the first result is high (over 10 g/t Au) or appears unexpectedly high or low.

A1.4 Precision in Citigold Drill Samples

Citigold has analysed duplicate samples from RC and diamond drill holes, with 2,052 duplicate samples analysed. Of these, 1,544 were over 0.1 g/t Au, 976 above 4 g/t Au, 796 above 6 g/t Au and 82 above 10 g/t Au.


Duplicate Sample Pairs
Number of Pairs per Assay Group
Total 2,052 pairs
No. of Sample Pairs
350
300
250
200
150
100
50
0
0.1
0.2
0.3
0.4
0.5
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
First Assay g/t Au

Figure A1.

Duplicate sample pairs from 2,052 sample intervals in RC and diamond core drilling, of which 1,544 are above 0.1 g/t Au, showing the number of samples in each assay group.

Precision was analysed in two ways, one looking at the percentage difference from the average of two samples, regardless of whether the second sample was higher or lower than the first assay (Absolute Mean Difference, or **AMD**), and the second looking at whether the second value was higher or lower than the mean of the two samples (Half Average Relative Difference, or **HARD**). These are shown below in Figures A2 and A3.


Duplicate Samples
Average Variance from the Mean versus
Assay Group
1,544 sample pairs above 0.1 g/t Au
Variance from the Mean (%)
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1 2 3 4 5 6 7 8 9 10 11 12 13 15 16 18 19 20 21 22 23 24 25
Assay (g/t Au)

Figure A2.

Half Absolute Relative Difference (HARD) plot of precision at various assay group values for duplicate drill samples. This measures the average variance of two samples from their mean value.

This plot (Figure A2) shows that the average sample precision is highly variable but showing a slight tendency for the second assay to be up to 4% lower than the mean assay. Generally, the variation is random and less than ± 10%. Higher variabilities generally reflect a small number of assays.


Duplicate Sample Precision
1,544 RC and Diamond Drill Sample Pairs
above 0.1 g/t
Cumulative Average Relative Difference
from Mean (Absolute Value)
Relative Difference
from Mean (%)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
R² = 0.494
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
First Gold Assay g/t Au

Figure A3.

Cumulative Absolute Mean Difference(AMD) plot of precision at various assay group values for duplicate drill sample assays. The absolute value is used (i.e. ignoring whether the difference is positive or negative).

Figure A3 shows a general variation of plus or minus 12% from the average of two samples, with the precision improving (i.e., the difference reducing) from about 13% at low gold values to about 11% at higher values.

A1.5 Bias in Citigold Drill Samples

Sample bias between the first and second samples was also examined in the same data set of 2,052 samples, examining significant sample pairs over 0.1 g/t Au (1,544 samples). The results are plotted in Figures A4 and A5 below.


Duplicate Samples 1,544 Sample Pairs
Percentage Difference from the Mean versus
First Assay Gold Grade
100%
50%
0
1
10
100.
1000
-50%
-100%
-150%
Percent Difference from the Mean
First Assay Gold Grade (log scale) g/t Au

Figure A4.
Variance versus grade, for 1,544 values above 0.1 g/t Au. This plots the percentage difference of two samples from their mean (average) value. The ideal variance would be zero.

Figure A4 shows there is no apparent bias in the difference of two assays from their mean, with a symmetrical distribution about the zero axis. The variance tends to increase at lower gold values, closer to the detection limit of the assay method, a common feature of chemical analysis.

The values of interest to Citigold are those above the mineral resource cut-off of 4m.g/t Au (4 g/t Au over one metre), and above the breakeven cut-of grade into the mill of 6 g/t Au. These show that the repeat samples variances are random and tend to cancel out.

Figure A5 (below) shows the bias in each assay group. As the assay values drop below 1 g/t Au and approach the detection limit of the assay method (0.01 g/t Au) the variability increases to beyond 15%. Overall, the positive and negative bias would tend to cancel out. The higher percentage variations for a few assay groups between 10 g/t and 20 g/t result from a small number of samples assayed in these groups.


Bias in Duplicate Gold Assays.
1,544 RC and Diamond Drill Sample Pairs
above 0.1 g/t
Average Variance per assay group
Average Variance of Second Gold Assay per assay group (%)
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
$R^2 = 0.3062$
First Gold Assay g/t Au

Figure A5.

Bias in the average precision of two assays per sample, with a variable number of samples in each assay group. As values approach the detection limit of 0.01 g/t Au the precision decreases to above 15%.

The data was examined to see if there was any relationship between variance and the number of samples in each assay group, as it would be expected that as more samples were analysed, the precision variance should approach zero if the variance was random. The precision was shown to improve with increasing numbers of samples (see Figure A6 below).


Duplicate Samples
Average Variance from the Mean versus
Number of Samples per Assay Group
1,544 sample pairs above 0.1 g/t Au
Variance from the Mean (%)
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
0 50 100 150 200 250 300 350
Number of Samples per Assay Group

Figure A6.

Plot of the variance (average difference of two assays from the mean of the two assays as a percentage of the mean) versus the number of samples per assay group

Figure A6 shows an obvious correlation between the number of samples and any change in the variance. As more samples are analysed, the average variance tends towards zero. The assay precision variance is random, and can be reduced to zero if enough samples are taken. The precision is within ± 10% of the mean for most samples. This is within accepted industry practice.

Within the assay ranges of interest to Citigold, which is generally above 0.1 g/t Au for significant assays, 4 g/t Au for mineral resource estimates and 6 g/t Au for the breakeven cut-off, the results are generally within ± 10% and most within ± 15%, as shown in Figure A7 (below).


Duplicate Samples
Average Variance from the Mean versus
Assay Group
1,544 sample pairs above 0.1 g/t Au
Variance from the Mean (%)
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
0
5
10
15
20
25
Assay (g/t Au)

Figure A7.

Plot of the variance (average difference of two assays from the mean of the two assays as a percentage of the mean) versus assay group. The results are generally within ± 10% and most within ± 15%.

To consistently achieve a variance of ± 5% with this assay technique in this deposit, Citigold would need to analyse each sample 50 times or more. This is a commercially unrealistic expectation for the relatively small gain, and the variance of ± 10% is regarded by Citigold as an acceptable level of risk, given that the purpose of mineral resource estimates is to be able to estimate life-of-mine cash flows and revenue, and the gold price may vary by 30% over a 5-year period.

A1.6 Multiple Repeat Assays

The duplicate samples were then examined to see how the first gold assay varied from the average of all repeat assays. Some samples were re-assayed up to six times. Figure A8 (below) shows the variance of the first gold assay from the average of all repeat assays for 1,544 samples above 0.1 g/t Au. The plot shows that the variance is much higher as the assay values decrease, approaching the detection limit of the assay method.


Variance of First Gold Assay from
Average of All Repeats above 0.1 g/t Au
(1,544 samples)
Variance of First Assay from Average (%)
300
250
200
150
100
50
0
-50
-100
-150
20
40
60
80
100
120
First Gold Assay (g/t Au)

Figure A8.
Variance of the first gold assay from the average of all repeat assays for 1,544 samples above 0.1 g/t Au.

The data was then partitioned above 4 g/t Au, the normal Mineral Resource cut-off. The results for 190 samples above 4 g/t Au is shown below in Figure A9.


Variance of First Gold Assay from Average of All Repeats above 4 g/t Au (190 samples)
Variance of First Assay from Average (%)
300
250
200
150
100
50
0
-50
-100
0
20
40
60
80
100
120
First Gold Assay (g/t Au)

Figure A9.
Variance of the first gold assay from the average of all repeat assays for 190 samples above 4 g/t Au.

The results in Figures A8 and A9 show that the variance of the first assay from the average is random, and appears to improve slightly to within ± 10-15% as grades increase above about 10 g/t. This high variability is expected with this type of deposit, which is known to have a spotty gold distribution caused by coarse gold fragments up to 1mm diameter.

To put the percentage variance into perspective, a difference of ±25% at the breakeven head grade of 6 g/t Au means that the result could be ±1.5 g/t, varying from 4.5 g/t to 7.5 g/t. The same difference of ±25% at 10 g/t means that the result could be ±2.5 g/t, varying from 7.5 g/t to 12.5 g/t. If the differences remain random and not biased on the low side, the variation is unlikely to be material to cash flows over a period of time.

A1.7 Citigold Assay Precision above 4 g/t Au

The significant assay range of interest to Citigold's underground operations are those results above 4 g/t Au. The precision of 180 repeat samples above 4 g/t Au was examined to see how the precision varied. A summary of results are tabled below, and shown in Figure A10. Some 85% of the samples have a precision of better than 20% and 57% of samples have a precision of better than 10%. Some 38% of samples have a precision of better than 5%.

TABLE A1.

Variance range of 180 samples above 4 g/t Au

Variance Range %	Percentage of Samples	Cumulative Percent of Samples
0	10.0	10.0
5	27.8	37.78
10	18.9	56.67
15	21.1	77.78
20	7.2	85.00
25	2.2	87.22
30	2.2	89.44
35	2.8	92.22
40	2.8	95.00


Precision
Variance from Mean
for 180 samples above 4 g/t Au
Frequency
Percent of Samples
30
25
20
15
10
5
0
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100
Percent Variance from Mean

Figure A10.
Precision of 180 samples above 4 g/t Au.

A1.8 Citigold Assay Procedures

Citigold samples were assayed in 2000-2005 by commercial laboratories using 50g fire assays on 200g sub-samples riffle-split from dried crushed primary samples. The

entire sample was pulverised to a nominal 85% of –80 mesh (75 micron) before splitting out the sub-sample.

Assay blanks and standards were run by the commercial laboratories as part of their quality assurance procedures, usually two standards, five duplicates and one reagent blank in every batch of 50 or 84 samples. The standards & blank are for the laboratories' internal quality control use and were not routinely reported to Citigold. Duplicate (repeat) assays were reported to the company. At irregular intervals, Citigold inserts specially prepared laboratory standards into routine assay runs to check on laboratory accuracy and precision.

Inter-laboratory comparisons were run periodically on standards, replicates and duplicates which indicated an assay precision of better than ±15% of the mean (see Figure A11). Duplicate samples have a precision of ±10-15% at significant values (above 4 g/t Au), which is within normal commercial limits and at an acceptable level of risk.


Comparisons of Lab Standards
and routine results
15 Standards submitted in 2003 and 2004
variance form Standard Value (%)
35
25
15
5
-5
-15
-25
-35
0.0
2.0
4.0
6.0
8.0
10.0
12.0
Assay Result g/t Au

Figure A11.

Plot of routine assays of specially prepared laboratory Standards submitted during normal sample runs. The results show a variation of ± 10-15% from the Standard value above 4 g/t Au, normal for routine commercial fire assays in the range of material assays.

For comparison, the minimum daily average Australian dollar gold price over the last five years from 31 May 2000 to 31 May 2005 was $465.80 per ounce, and the maximum

was \$648.86 from figures supplied by Perth Mint, with a mid-point of \$557.33. This is a variation of \$183.07 or ± \$91.53 (± 16.4%) from the mid value of \$557.33, and a variation of over 30% from high to low.

This level of assay risk is acceptable to Citigold, balancing the materiality of potential errors against the increased costs of more precise assays.

Assay grades, and therefore any resultant estimate of contained ounces, on the Citigold project should be regarded as ± 15%. This is normal for external commercial assays and is at an acceptable level of commercial risk for this project.

A1.9 Sampling Accuracy

Sampling errors have a greater impact than assay errors, making up to 80% of combined sampling and assaying errors (Matysek, 1999; Garnett, 1999).

Surface drilling was carried out by independent drilling contractors. From 2000 to 2004 the company used a number of different surface rigs for both Reverse Circulation (RC) and Diamond drilling. Diamond core tails were drilled from some RC holes to test mineralised zones. Drilling within the Central (Central) urban area was undertaken using a quiet electro-hydraulic LM110 drill rig drilling HQ and NQ core.

Indicated Mineral Resources grades derived for the Sunburst project are based solely on assayed samples from diamond-core drilling. All Citigold drill core and RC chips were logged on site by university degree-qualified geologists, (most with more than 5 years experience). Citigold drill core is photographed and geotechnically and structurally logged. Base of oxidation and, where possible, depth to water was recorded for all Citigold holes.

Reverse circulation sample recoveries were estimated by bag volumes, and recoveries generally exceeded 90% in the mineralised zones of most Citigold holes. Diamond-drill core recovery was measured by tape from drillers' blocks and usually exceeded 95% through the mineralised zones in Citigold holes.
Reverse circulation (RC) drill holes were sampled every metre by collection of the sample in a dust suppressed cyclone. RC drilling samples were normally 3 to 5 kg sub-sampled either by riffle splitting, or systematic spear sampling. Riffle split ratios were normally 25:75. This procedure splits the sample down to sub samples of 5kg or less. Normal RC drilling procedure was for the drilling bit to be lifted off the bottom of the hole and the hole blown clear between adjacent sample runs at the end of each 6m rod.

As a general rule 5m spear samples were composited from 5 x 1m bulk bags and sent for assay. Individual 1m samples for any anomalous composite assay zones, and any specific intervals chosen by the geologists were also sent for assay.

Replicate samples were taken as required, but not all drilling undertaken by other companies on the project area over the last 20 years used replicates as a standard practice. Common industry practice is that every tenth sample in RC, stream sediment, soil and rock chip sampling is a replicate. However, the drilling by major companies such as BHP, Mt Leyshon, WMC and Orion is regarded by Citigold as acceptable in its quality control, particularly as current Citigold staff had first-hand knowledge of techniques used by these companies as they were employed by BHP and Mt Leyshon during the relevant periods.

Diamond-drill core samples were cut by diamond-saw with half-core samples assayed of discreet geological intervals. These typically produce 0.6kg of sample per 0.1 m of NQ size half core. Alteration zones were sampled separately from vein material. Diamond drill core sizes were usually NQ (48mm diameter core). Holes were initially started as PQ (85mm diameter core) or HQ (64mm diameter core) and then cased down to NQ as the holes deepened or as required by ground conditions within the hole.

Samples were gathered in the field or at the rig by a geologist and a geological technician. RC drill samples are riffle split at the rig by the independent drilling company's driller's offsider and company field technicians.

Diamond-drill core was cut at the company's core yard at Nagle Street, Charters Towers. Samples were bagged on site and then transported to a commercial laboratory in Townsville.

Assaying was done by the commercial laboratory and results sent to the company by email, fax, and mail. The supervising and senior geologists made regular visits to drilling sites, to ensure correct sampling procedures were being followed.
Twinning and wedging of drill holes was not done on a regular basis, although it has been carried out locally, especially in areas where mineralisation was confidently expected but returned low assays. Anomalous samples were re-sampled where required following further inspection by the project geologist.

A1.10 Drilling Density

A significant cost factor to Citigold on this specific project is that deep drilling is required (from 500m to 1500m depth) and collar locations for the Central project area are located within the city limits of Charters Towers.

This means that optimum collar locations are usually not possible, and Citigold is forced to use vacant lots and open parklands to locate the drilling rigs and drill collar positions.

As a result, Citigold has to angle holes from non-optimum sites to get the required intersections, and to wedge off the main hole to get additional intersections without the cost of drilling 500m of primary hole. This imposes financial limits on the density of drill sampling that can be realistically used to achieve an acceptable level of risk.

Shallow deposits have been densely drilled – Warrior east on 25m centre and Warrior West on 15m centres. Deeper deposits such as Sunburst have been drilled on 50m to 100m centres.

To drill the City area to Proved Ore Reserve status from surface to 1500m depth on 25m centres is not commercially viable, as it would cost more than extending the Central Decline to intersect and bulk sample the main mineralised bodies. There is no guarantee that this drilling would adequately identify the grade due to the nuggetty gold distribution. Citigold therefore prefers to explore the deposit by underground driving on lode, and to prove up the grade distribution by bulk sampling the material derived from driving as a part of the mining process.

APPENDIX 3.

GLOSSARY

accuracy — In chemical analysis, a measure of how closely an assay or chemical analysis matches the true value. Usually determined by submitting specially prepared standard samples for which the true value is known, either through repeated analysis by different methods or by chemically preparing the standard with carefully measured amounts of the target element.

alteration — (Zone/envelopes) change in mineralogical composition of a rock commonly brought about by reactions with hydrothermal solutions.

assay — Chemical analysis. Strictly refers to analysis of precious metals by the fire assay method with a gravimetric finish. Commonly used to mean any chemical analysis.

auriferous — Containing gold (from Latin ***aurum*** meaning gold).

Bankable Feasibility Study — Is defined here as a detailed and comprehensive study in a form that may be submitted to a reputable lending institution and acceptable to it for the purposes of raising finance sufficient to establish and bring into production an economically-viable commercial mining operation (see also **Feasibility study**).

basaltic — Comprising basalt, a basic volcanic rock

base metal — Generally a metal inferior in value to the precious metals, mainly copper, lead zinc, nickel, tin and aluminium.

basic — Igneous rocks, low in silica and rich in mafic minerals

block model — The term applied to the final output of a computer based process to reflect the likely configuration of the mineralisation and the surrounding material based on three-dimensional blocks.

breakeven — In ore reserve estimation, the gold grade at which the mining cost equals the value of the extractable gold. At breakeven grades, the operation makes neither a profit nor a loss. Breakeven can be calculated at various cost levels, such as an operating breakeven (the grade required to continue operations) or total cost breakeven (which takes into account overheads such as depreciation, amortisation, cost of capital, off-site overheads, interest, tax etc).

carbonate — Compound of carbon and oxygen with one or metals, especially calcium ($CaCO_3$), magnesium ($MgCO_3$) and iron ($FeCO_3$).

chalcopyrite — Copper-iron sulphide mineral. The main ore of copper.

chlorite — Dark green iron magnesium mineral, often associated with metamorphism or alteration.

CIL plant — **Carbon-in-Leach.** A type of gold processing plant where gold is chemically leached from finely-ground ore in tanks and collected on particles of activated carbon in the leach tanks.

cross-cut — Mining passage constructed at right angles to the general trend of the ore body (see also **drive, shaft, rise** and **winze**)

cross-section — A section, usually vertical, through an ore body or geological model at right angles to main trend

cut-off — The estimated lowest grade of ore that can be mined and treated profitably in a mining operation.

cuttings — Broken pieces of rock generated by a drill bit during drilling. Forms the main part of percussion drill samples.

density	Mass divided by volume. Measured here in tonnes per cubic metre.
diamond drilling	Method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.
dilution	Reduction in grade resulting from admixture of lower grade material during mining or rock-breaking processes.
disseminated	Mineralisation more or less evenly distributed throughout a rock.
drill cross section	A section perpendicular to strike on which the trace of drill holes are plotted.
drill intercepts	The intersections (usually of the target mineralisation) made within an exploration drill hole.
drive	Horizontal mining passage or access way underground, oriented along the length or general trend of the ore body (noun and verb)(see also **cross-cut**).
duplicate sample	In chemical analysis, a repeat analysis on sub-samples split out from the original sample after laboratory preparation (see also **Replicate Sample**)
dyke	A tabular body of igneous rock, cross cutting the host strata at a high angle.
fault	A fracture in rocks along which rocks on one side have been moved relative to the rocks on the other.
feasibility study	A comprehensive study of technical, financial, economic and legislative matters of sufficient depth and accuracy to provide the basis for project planning, cash flow analysis and proposed financing (see also **Bankable Feasibility Study**).
felsic	Igneous rock composed principally of feldspars and quartz.
fire assay	Assay procedure involving roasting of a sample in a furnace to ensure complete extraction of all the contained metal.
footwall	The wall or surface on the underside of an inclined geological feature such as a fault, vein, ore-body or stope.
fracture	A break in the rock.
galena	Lead sulphide mineral, an ore of lead
gangue	Waste minerals associated with ore
geological mapping	The recording in the field of geological information on a map.
geophysical techniques	The exploration of an area in which physical properties (e.g. resistivity, conductivity, magnetic properties) unique to the rocks in the area are quantitatively measured by one or more methods.
geostatistics	Mineral resource estimation method. A computer based method wherein particular relationships between sample points are established and employed to project the influence of the sample points. Based on the application of statistics to the variation in grade of ore bodies.
gold recovery factors	The mining and metallurgical factors affecting recovery of gold through a plant
grade	Quantity of ore or metal relative to its other constituents.
granite, granitic	Coarse grained igneous rock composed of quartz and feldspar with varying amounts of ferromagnesian minerals such as biotite or hornblende, with or without muscovite. Adjective is 'granitic'.
granitoid	Field term for a body of rock of granitic composition.
granodiorite	A rock similar to granite but containing more plagioclase feldspar
gravity survey	Geophysical survey technique measuring variations in the Earth's gravitational field, due to variations in rock densities.
hangingwall	The wall or surface on the upper side of an inclined geological feature such as a fault, vein, ore-body or stope.

head grade A general term referring to the grade of ore delivered to the processing plant.

igneous Rocks formed by solidification from the molten state.

Indicated Resource An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Resource An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

in-situ Term used to describe rocks and minerals found in their original position of formation.

intermediate Igneous rocks between acid and basic in composition.

intrusive A rock that has intruded previously existing rocks.

JORC Code The *"Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition"*, a report of the joint committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Australian Mining Industry Council. It is a comprehensive integrated exposition on geological resources and ore reserves, and adherence to the Code is a requirement under the Australian Stock Exchange Listing Rules.

km Kilometre

Kriging Mathematical statistical technique used in ore reserve estimation. It is used for interpolating sparse and clustered spatial data.

level Underground horizon at which an ore body is opened up and from which mining proceeds.

lode Tabular or vein-like deposit of valuable mineral between well defined walls.

mafic referring to igneous rocks composed dominantly of iron and magnesium minerals.

Measured Resource A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

metamorphism Alteration and recrystallisation of rocks because of heating or application of pressure or both.

mineralisation The introduction of valuable minerals into a rock body.

muscovite A white mica mineral.

nugget Fragment of native gold, often water-worn.

nugget effect A bias produced in geostatistics caused by isolated high values.

open cut Synonymous with open pit.

open pit Mine excavation or quarry, open to the surface.

ore Rock or mineral(s) that can be extracted at a profit. Often applied (incorrectly) to mineralisation in general.

Ore Reserve An 'Ore Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

ore shoot Pods of mineralised material, often high grade, within a vein.

orthoclase Potassium feldspar.

outcrop A body of rock exposed at the ground surface.

oxidised Near surface or after-mining decomposition of rocks, minerals or metals by exposure to the atmosphere and groundwater.

percussion drilling Method of drilling using a hammering action with rotation, forcing dust and cuttings to the hole collar by compressed air. Usually refers to open hole percussion drilling, where cuttings return outside the drill rods. See also **RAB drilling** and **RC drilling.**

plagioclase Group of feldspar minerals ranging from sodium-rich to calcium-rich with mixed compositions in between.

portal surface entrance to a tunnel or drive.

potassic alteration Type of alteration due to introduction or increase of the alkali metal potassium.

precision In chemical analysis, a measure of how closely repeated assays conform to each other or to an average of the repeated assays.

pre-feasibility study A relatively comprehensive analysis which is qualified by the uncertainty of fundamental criteria and assumptions to the degree that it cannot be the basis for a final financial analysis.

Probable Ore Reserve A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances Measured, Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. A Probable Ore Reserve has a lower level of confidence than a Proved Ore Reserve.

prospect an area that warrants detailed exploration.

Proved Ore Reserve A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and

	governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
pyrite	An *iron sulphide mineral, often associated with economic mineralisation.* Occasionally used as an ore of sulphur.
quartz	Very common mineral composed of silica SiO_2.
RAB drilling	See **Rotary Air Blast.**
raise	See **Rise.**
RC drilling	See **Reverse Circulation drilling.**
recovered grades	Means the eventual recovery after mining dilution and processing losses measured against plant feed tonnes.
recovery (drilling)	Proportion of core or cuttings actually recovered from a drill hole, compared to the maximum theoretical quantity.
reef	In mining, a gold-bearing quartz vein.
replicate sample	A twin sample taken at the time of sampling to check on assaying and sampling precision (see also **Duplicate Sample**).
reserves (ore)	See **Proved** or **Probable Ore Reserves**. It is recommended that the reader study the *"Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition",* a report of the joint committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Australian Mining Industry Council for a comprehensive integrated exposition on geological resources and ore reserves. The various resource categories are classified according to the level of geological information, and thus the confidence, underlying the estimate. The Inferred Resources cannot become a Reserve. The Proved and Probable Reserves are derived respectively from the Measured and Indicated Resource after the application of sufficient technical, financial, marketing, economic, legislative, legal and environmental factors to be confident that their mining and processing would be economically viable. However, it should be appreciated that the Code does not define a level of profitability.
resource	See **Measured, Indicated** or **Inferred Mineral Resource.** Mineralisation to which conceptual tonnage and grade figures are assigned, but which have not had the necessary mining factors included to estimate ore reserves. An Inferred Mineral Resource cannot convert directly to an ore reserve.
reverse circulation drilling	Method of drilling whereby rock chips are recovered by pressurised air returning inside the drill rods.
reverse fault.	A fault that dips towards the block that has been relatively raised.
rise, raise	A vertical or inclined underground shaft or access way between levels mined from the bottom up.
rock-chip sampling	Obtaining a sample, generally for assay, by breaking chips off a rock face.
Rotary Air Blast (RAB) Drilling	Method of drilling soft rocks in which the cuttings from the bit are carried to the surface by pressurised air returning outside the drill rods.
scoping study	A study having the objective of defining what options, if any, should be subject to intensive analysis.
semi-variogram	See **variogram.**
sericite	Fine grained variety of mica generally formed by metamorphic processes.
S.G.	Specific Gravity.
shaft	A vertical or inclined passage from the surface by which a mine is entered and through which ore or ventilation air is transported.

shear	Zone in which rocks have been deformed by lateral movement along innumerable parallel planes.
silicified	Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.
Specific Gravity	Mass divided by volume at a specified temperature compared to an equal amount of water which is assigned an SG of 1.0. Equivalent to density (mass per unit volume), measured here in tonnes per cubic metre.
sphalerite	Zinc sulphide mineral.
stockwork	Interlocking network of tabular veins or lobes.
stope	Mine excavation from which ore is being or has been extracted.
stream sediment survey	Systematic sampling of sediments within drainage channels, used to locate traces of mineralisation which have weathered from the ore zone and been shed into the drainage channels.
strike	The azimuth of a surface, bed or layer of rocks in the horizontal plane.
stringer	Narrow vein or irregular filament of mineral traversing a rock mass.
sulphides	Minerals comprising a chemical combination of sulphur and metals.
tailings	Material rejected from a treatment plant after the recoverable valuable minerals have been extracted.
tonalite	Igneous rock similar to granite but containing mainly calcium feldspar rather than alkali (sodium and potassium) feldspar.
true width	Width or thickness of a lode or other formation measured at right angles to its sides (see also **apparent width**).
variogram	A statistical model, usually presented as a graph that describes the average difference between pairs of observations as a function of their distance apart.
variography	A statistical study of the way in which metal or grade distribution varies within a deposit and the relationship between adjacent samples. It is used in order to determine grade continuity within a geological or computer model of the ore body, and to estimate the range of influence of samples.
vein	A narrow dyke-like intrusion of mineral traversing a rock mass of different material.
volcanic	Class of igneous rocks that have flowed out or have been ejected at or near the earth's surface, as from a volcano.
volcanogenic.	Of volcano origin.
wall rock	Rock mass adjacent to a fault, fault zone or lode.
winze	A vertical or inclined underground shaft or access way between levels mined from the top down.

Published by:
Citigold Corporation Limited
ACN 30 060 397 177 ASX Code '**CTO**'
19 Lang Parade Milton Qld 4064 Australia
Telephone: +61 7 3870 8000 Fax: +61 7 3870 8111
Web site: www.citigold.com Email: info@citigold.com
August 2005.


www.citigold.com
CITIGOLD

The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

12 September 2005

SHARE PURCHASE PLAN OFFER

Citigold Corporation Limited ("Citigold") announces the release of its regular special offer to shareholders to purchase shares under a September 2005 share purchase plan ("Plan").

This half yearly offer will enable shareholders in Citigold to subscribe up to $5,000 for new fully paid ordinary shares, free of brokerage, commission and stamp duty.

This will be an ideal opportunity for shareholders with less than a marketable parcel to top up their shareholding at a favourable cost.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Citigold at 5pm on 8 September 2005.

The offer is non-renounceable.

Full details of the Plan will be set out in the offer to be mailed to eligible shareholders.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com


www.citigold.com
CiTiGOLD
corporation

12 September 2005

Citigold Corporation Limited ACN 060 397 177
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Tel: 07 3870 8000 Fax: 07 3870 8111
Email: info@citigold.com

Dear Shareholder,

Share Purchase Plan 'September 2005' Offer

Special Offer – We are inviting **SHAREHOLDERS** of Citigold Corporation Limited ("Citigold") to purchase a limited number of shares in the company's regular Share Purchase Plan ("September 2005 Plan") at a discount to the recent market price. This special benefit is only available for a **limited time** as the offer closes on **11 October 2005**.

Shares obtained under a Citigold share purchase can be very beneficial for shareholders due to the discount price and no fees.

You can subscribe **up to a maximum** of $ 5,000 in new fully paid ordinary shares, **free of brokerage and commission**. However, if you purchased shares in the **February 2005** share purchase plan then you can only top-up to the annual maximum of $ 5,000.

Do you currently hold less than 3,700 shares? If yes, then based on the closing share price on 8 September 2005 you hold less than a marketable parcel. Under this Plan, you can **top-up your holding** at a favourable price, **without brokerage fees or stamp duty**.

The shares are offered at 12.5 cents each, with four choices –

• **Option A**	40,000 shares for	**$ 5,000**
• **Option B**	25,600 shares for	**$ 3,200**
• **Option C**	16,000 shares for	**$ 2,000**
• **Option D**	4,000 shares for	**$ 500**

For further important information please read the reverse side of this page and the terms and conditions of the Plan set out in the Application Form.

If you have any questions or wish to check your shareholding, phone: -

Shareholder enquiries telephone **07 3870 8000**

You do not have to apply for shares, it is entirely optional. But if an application is not made, no shares are allocated. If you chose to acquire shares under the offer, **please respond promptly** as the offer closes on **Tuesday 11 October 2005**.

Payment can be made by cheque or **Visa/Mastercard/Bankcard**. Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

Regards

Mark Lynch
Managing Director

- **Offer price**

  The subscription price under this September 2005 share purchase plan (**Plan**) has been set at 12.5 cents per share. This represents a discount to the average closing market price of Citigold Corporation Limited (**Citigold**) shares over the five days up to and including the record date of 8 September 2005.

- **How much can you invest under this Plan?**

  - **Option A** 40,000 shares for **$ 5,000**
  - **Option B** 25,600 shares for **$ 3,200**
  - **Option C** 16,000 shares for **$ 2,000**
  - **Option D** 4,000 shares for **$ 500**

- **Share Purchase plan issued February 2005**

  IMPORTANT: If you purchased Citigold shares in the February 2005 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the February 2005 SPP.

- **When does the offer close?**

  Offer closes at 5pm **on Tuesday 11 October 2005**.

- **How do you apply for shares in this offer?**

  Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed coloured **APPLICATION FORM**.

  - tick the box beside the number of shares you want to buy. **Tick only one box**.
  - complete payment section – cheque payable to "Citigold Corporation Share Purchase Plan" **OR** complete and **SIGN** the credit card section (Visa, Mastercard or Bankcard).
  - write your daytime telephone number - just in case we have any questions.
  - send your application form and payment (allowing enough time for mail delivery) so that Citigold receives them in Brisbane by no later than 5.00pm on Tuesday 11 October 2005.
  - you DO NOT need to sign the application form.

  For further information contact Citigold Shareholder enquiries on **07 3870 8000**

- **What will the funds be used for?**

  Funds raised from the allotment of shares issued under the Plan will be used for working capital purposes and to advance the goal of gold production.

- **Important consideration**

  The market price of Citigold shares could fall between the date of this offer and the time that Citigold issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.125) may be more than the price you would pay to buy Citigold shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through Citigold's website, **www.citigold.com** and in the financial pages of major newspapers.

  If, before you apply for shares under this offer, you are unsure about any aspect of this offer, Citigold recommends you seek financial advice.

- **Can you be certain that your application will be successful?**

  If Citigold receives applications for shares pursuant to the Plan which if issued would in total exceed the limit of new issues under share purchase plans as set out in Australian Stock Exchange (ASX) Listing Rule 7.1, then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 **on a first come first served basis.** The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from ASX.

APPLICATION FORM
SEPTEMBER 2005 Share Purchase Plan


www.citigold.com
CITIGOLD
corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (Citigold) September 2005 share purchase plan and agree to be bound by the constitution of Citigold in respect of such shares issued to me/us. **Please insert details below:-**

SURNAME/LAST NAME or COMPANY NAME	**MR MRS MS MISS**
GIVEN/FIRST NAMES	**(ACN if Company)**

ADDRESS IN FULL

STATE	**POSTCODE**	**DAYTIME TELEPHONE NUMBER** ( )	**HIN / SRN No. (if known)**

Please 'X' one option box only

☐	**Option A**	40,000 shares	**$ 5,000**
☐	**Option B**	25,600 shares	**$ 3,200**
☐	**Option C**	16,000 shares	**$ 2,000**
☐	**Option D**	4,000 shares	**$ 500**

THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:

- **your application for shares under the terms of the Citigold September 2005 share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the February 2005 SPP does not exceed $5,000.**

METHOD OF PAYMENT ('X' appropriate box)

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan.**

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

Cardholder's Name:		**Card Number:** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _	
Amount $A: **$**	**Card Type:**	**Expiry Date:** _ _ / _ _	**Signature:**

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach Citigold in Brisbane by – OFFER CLOSES 5pm on Tuesday 11 October 2005.**

Postal Address:	Citigold Corporation Limited PO Box 1909 MILTON QLD 4064 Australia	**Delivery:**	Citigold Corporation Limited 5a/19 Lang Parade MILTON QLD 4064

If you are unsure of how to complete this application form, please contact

Brisbane Office: Shareholder enquiries
Phone 07 3870 8000 (fax 07 3870 8111)

Please note that if the company receives applications for shares pursuant to the Citigold September 2005 share purchase plan which will cause it to exceed the limit of new issues under share purchase plans as set out in Australian Stock Exchange (ASX) Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis. The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from ASX.

SEPTEMBER 2005
SHARE PURCHASE PLAN
TERMS AND CONDITIONS


www.citigold.com
CITIGOLD

Participation in the Plan

Participation in the Citigold Corporation Limited September 2005 Share Purchase Plan (***"Plan"***) is open to all shareholders who, subject to the paragraph below, as at the close of business on 8 September 2005, are registered as holders of fully paid ordinary shares ("***Shares***") in Citigold Corporation Limited ("***Company***") and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time ("***Eligible Shareholders***"). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person ("***Beneficiary***"). the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the "***Plan Documents***").

Offers non-renounceable

Offers made under the Plan are non-renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 40,000 fully paid ordinary shares for $ 5,000
- **Option B** - Purchase 25,600 fully paid ordinary shares for $ 3,200
- **Option C** - Purchase 16,000 fully paid ordinary shares for $ 2,000
- **Option D** – Purchase 4,000 fully paid ordinary shares for $ 500

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in February 2005 **("February 2005 SPP"), the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

Shares =

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the February 2005 SPP}}{0.125}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the February 2005 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 11 October, 2005.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

   does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

CITIGOLD CORPORATION LIMITED
ACN 060 397 177

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1 & 2 Ordinary Shares fully paid. 3. Options exercisable at fifteen (15) cents by 6 December 2006
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Ten million two hundred and sixty eight thousand nine hundred and thirty three (10,268,933) shares. 2. Five hundred thousand (500,000) shares 3. Five hundred thousand (500,000) options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1 & 2 Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. 3. Options (unlisted) exercisable at fifteen (15) cents each by 6 December 2005

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares Options not listed, rank equally when exercised into shares.
5	Issue price or consideration	1. 10 (ten) cents placement 2. 15 (fifteen) cents shares 3. Options exercisable at 15 cents per option.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Shares 9 September 2005 Options 6 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
483,013,983	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,406,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 16 September 2005

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

16 September 2005

Notice pursuant to section 708A(5)(e) of the Corporations Act

Notice is given pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Act**") that on 16 September 2005, Citigold Corporation Limited ("**Company**") issued 10,768,933 fully paid ordinary shares in the capital of the Company.

The Company gives notice under paragraph (5)(e) of Section 708A of the Act to confirm that:

1. The Company issued the above shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   (a) the provisions of Chapter 2M of the Act (as applicable to the Company); and
   (b) Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

16 September 2005

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 September 2005. The payment date will be 7 October 2005.

The Convertible Notes will go ex-interest on 23 September 2005.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 30 June 2005 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of 12.4% per annum.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	30 September 2005

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(106)	(106)
	(b) development	(637)	(637)
	(c) production	-	-
	(d) administration	(703)	(703)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	-
1.5	Interest and other costs of finance paid	(356)	(356)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(1,802)**	**(1,802)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(1,802)	(1,802)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,802)	(1,802)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1,887	1,887
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**1,887**	**1,887**
	Net increase (decrease) in cash held	**85**	**85**
1.20	Cash at beginning of quarter/year to date	630	630
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**715**	**715**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	67
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	10	290

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	715	720
5.2	Deposits at call	-	-
5.3	Bank overdraft	(300)	(390)
5.4	Other (Held by Third Parties) Term Deposit	300	300
	Total: cash at end of quarter (item 1.22)	**715**	**630**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**482,996,358**	**482,996,358**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**24,202,876** **500,000**		**10 cents** **15 cents**	**10 cents** **15 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	**13,406,999**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.8	Issued during quarter	**500,000**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.9	Exercised during quarter	**Nil**	**Nil**		
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**	**Nil**		
7.12	**Unsecured notes** *(totals only)*	**Nil**	**Nil**		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 31 October 2005

Print name: Roslynn Shand

Additional Information

Note: Share Purchase Plan

On 12 September 2005 the entity announced a Share Purchase Plan (SPP) offer, open to all shareholders on the register as at 5pm, 8 September 2005. Under the terms of the SPP, shareholders have the opportunity to purchase shares up to a maximum value of $5,000. The SPP closed on 11 October 2005. The amount received pursuant to the SPP totalled $1,883,863.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

+The Australian Stock Exchange Limited (ASX)
Electronic Transmission


www.citigold.com
CITIGOLD
corporation

Quarterly Activities Report
30 September 2005

HIGHLIGHTS

- **New Gold Ore Reserve released**
- **Increase in assets**
- **Warrior gold mine**
- **Mining Lease Granted**
- **Funding negotiations**

Gold Ore Reserves Increase

Following the announcement of Citigold's 10 million ounce gold Inferred Mineral Resource report in May, Citigold has released its "Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project".

The total Probable Ore Reserves for the overall Charters Towers project are 800,000 tonnes at 13 g/t Au containing 330,000 ounces of gold at 7 g/t Au cut-off, rounded to two significant figures.

The Probable Ore Reserves of the Charters Towers project were derived from total Indicated Mineral Resources of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold at a cut-off of 7 g/t Au, rounded to two significant figures.

The Indicated Mineral Resources and Probable Ore Reserves are contained within the current overall 10 million ounce gold Inferred Mineral Resource (23 million tonnes at 14 g/t Au).

There are seven ore bodies in the Probable Ore Reserves. The reserves provide at least three (3) years production for the proposed Sunburst Mine. The tonnage estimates are regarded by Citigold as the minimum expected, and may be up to 40% higher. The tonnage is deliberately conservative to be prudent at this stage of the project.

The 64 page report was released to the market on 22 August 2005. The report was compiled in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

Citigold Corporation Limited - ABN 30060397177 - PO Box 1909, Milton 4065
19 Lang Parade Milton Qld Australia Tel +61 7 3870 8000 - Fax +61 7 3870 8111 - Email info@citigold.com - Web www.citigold.com

Citigold's Assets Increase

An independent valuation of Citigold Corporation's non-current assets was completed, with the overall value of the Charters Towers Gold Project increasing to $114 million as at 30 June 2005.

This is an increase of $56 million since 2004. Since formation of the company, Citigold has undertaken extensive exploration, research and development of the Charters Towers goldfield. This required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, building the gold processing plant and tailings dam and obtaining the necessary environmental and operating permits.

This investment is now represented in the net assets of the company of $106 million at 30 June 2005, compared to $50 million in 2004.

Warrior Gold Mine

The current underground face advance of the access decline is 360 metres from the portal. The decline is anticipated to reach the ore body at 950 metres length which is 110 metres below the surface in April 2006. This will be followed by preparation work, including levels, ventilation services and gold production.

The decline is currently 360 metres from the portal and work has begun on a third truck bay which will provide further access for the loading of ore and it also provides a storage area for waste material.

We are also currently installing a pump station which will provide for removal of any ground water incurred during development works.

Citigold has been focussing on optimising the various mine grade blocks in order to finalise the detailed mining schedule in preparation for gold production. This work has successfully been completed.

A third haul truck has been purchased to accelerate the removal of waste material.

The Warrior gold mine is scheduled to produce gold at the rate of 40,000 ozs per year.

Mining Lease Granted

Mining Lease ML 10283 has been granted for a period of 20 years. This lease abuts part of the northern boundary of Citigold's previously granted Mining Lease ML 10208. The new leases cover the underground areas containing the deeper extensions of the City lode structures from 1,000 metres deep to 2,000 metres deep. The new area overall has an east-

west length of 2km and a north-south length of 1.75km. The granting of this lease increases Citigold's overall mining lease area by 18%.

Funding negotiations

Funding negotiations for the development of the Warrior and Sunburst mines are continuing and remain positive. Citigold is seeking funding arrangements that will be of the best value for shareholders.

Share Purchase Plan

On 12 September, the Company announced the release of its regular share purchase plan. This half yearly offer enabled shareholders, who were on the share register on 8 September 2005, to subscribe for up to $5,000 of new fully paid ordinary shares free of brokerage, commission and stamp duty.

The share purchase plan closed on 11 October 2005 and raised an amount of $1,883,863.

Convertible Note Interest

The record date for the sixth interest payment was 29 September, 2005 and payments were sent to note holders in early October. The interest rate return for note holders increased to 12.58% due to the average Australian gold price for the quarter being above AUD $559 per ounce.

The notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Exploration

Geological Mapping

Detailed geological mapping was conducted during the Quarter on eight Exploration Permits surrounding Charters Towers, as tabled below:

Exploration Permit Number	Prospect Name	Location
EPM 10593	Santiago South	1km east of processing plant
EPM 11067	Cumberland	2.5km SE of processing plant
EPM 13106	GSQ 183687, Golden Spur, GSQ 197695 extensions	3km south of processing plant
EPM 13182	Millchester	3km east of Charters Towers
EPM 13453	GSQ 229700	5km SE of processing plant
EPM 13931	Mt Pleasant, GSQ 142612	10km SSW of processing plant
EPM 13932	Hill 300	7km NNW of Charters Towers
EPM 14541	GSQ 171721, Black Jack Footwall	1 km west of processing plant

The processing plant is at the Black Jack mine site, 9km southwest of the centre of Charters Towers.

Mineralisation at the *Millchester* prospect on EPM 13182 strikes NNW parallel to the *Mafeking*, not E-W as interpreted by the Geological Survey of Queensland maps. This is a significant change, as the mapping makes the prospect part of the NNW trending cross vein system, and some of the veins mined previously in this system averaged over two ounces of gold per ton.

The *GSQ 183687* prospect (3 km south of the processing plant) has been found to be the NNW extension of the *Lady Musgrave* and *Republic* fissure system. This significantly increased the known strike length of this mineralised system.

Westerly extensions to the E-W trending *Golden Spur* fissure (3km SSE of the processing plant) were located and need to be mapped out as this fissure is still open along strike.

The *Mt Pleasant, Hill 300* and *GSQ 197965* prospects have now been assessed and are of no further interest.

Rock Chip Sampling

Some 87 rock chip samples were collected on EPMs 10593, 11067, 13182, 13931, & 14541 during geological mapping. Results of 42 samples were received during the Quarter, including the following maxima:

- 0.3 g/t Au from *Black Jack Footwall* (EPM 14541)
- 156 g/t Au from mullock (probably from a city mine in the Millchester Creek Tonalite) from northern EPM 13932 beside the highway.
- *Cumberland* lodes 1.0, 2.8, 3.6, 19.1, & 53.7 g/t Au (EPM 11067).
- 0.4 g/t Au from *Santiago South* (EPM 10593).
- 0.2 g/t Au from *GSQ 247659* (EPM 13931).
- 0.1 g/t Au from *GSQ 229700* (EPM 13453).

Stream Sediment Sampling

Five stream sediment samples were taken on EPM 13932 after orientation sampling and field trials of collection equipment. Four of the five stream sediment samples from EPM 13932 were anomalous, running between 20 & 29 ppb Au. These will be followed up to determine the significance of the anomalies.

Gold Research

A research project on gold particle sizes and representative sampling was undertaken by external consultants, Snowden Mining Services. Some coarse gold was present, and assays ranged from 0.8 to 1,190 g/t Au, with 12 of 47 samples being greater than 200 g/t Au. The high values were expected, as the samples are from remnant ore from the CV2 (No.2 Cross Vein) area mined by Citigold in 1997-98. The project was not complete at the end of the Quarter.

The samples contained significant amounts of coarse gold which will be amenable to gravity extraction.

Safety, Health, Environment and Community

No injuries or work-related illnesses were recorded in the Quarter in relation to overall operations and in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for 2005 remains at zero.

There were no reportable environmental incidents.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information.

Chris Towsey
Chief Operating Officer Australia
Citigold Corporation Limited
Brisbane Australia
31 October 2005

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fifteen million and seventy thousand nine hundred and nine (15,070,909) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	12.5 (twelve and a half) cents Share Purchase Plan
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 October 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
498,067,267	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,406,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 25 October 2005

Print name: Roslynn Judith Shand

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark James Lynch
Date of last notice	7 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—
Date of change	24 October 2005
No. of securities held prior to change	2,008,224 ordinary shares
Class	Ordinary shares
Number acquired	40,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	12.5 cents
No. of securities held after change	2,048,224 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share purchase plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.


www.citigold.com
CITIGOLD
corporation

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Citigold Corporation Limited ("**Company**") will be held at:-

Endeavour 1 Room, Level 6, Christie Corporate Conference Centre,
320 Adelaide Street, Brisbane, Queensland
Monday 28 November 2005 at 2pm ("**Meeting**").

The Explanatory Memorandum accompanies and forms part of this Notice and provides additional information on matters to be considered at the Meeting and should be read in its entirety.

ORDINARY BUSINESS

1. FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Company and the reports of the Directors and Auditors for the year ended 30 June 2005.

RESOLUTIONS

2. RE-ELECTION OF DIRECTOR

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Mr John Joseph Foley, who retires by rotation in accordance with the Company's Constitution and being eligible offers himself for re-election as a Director of the Company, be elected as a Director of Citigold Corporation Limited."

Information regarding Mr John Joseph Foley is set out in the Explanatory Memorandum.

3. AUTHORISE THE ISSUE OF 50,000,000 ORDINARY SHARES

To consider, and if thought fit, to pass as an ordinary resolution the following:

"That in accordance with the provisions of Australian Stock Exchange ("ASX") Listing Rule 7.1 and for all other purposes, the Company and the directors of the Company are hereby authorised to issue 50,000,000 fully paid ordinary shares ("Placement Shares") at a minimum price that is at least 80% of the average market price for ordinary shares over the last 5 days on which sales in the ordinary shares were recorded before the day on which the issue will be made to various investors ("Investors") that fall within one or more of the classes of exemptions specified in section 708 of the Corporations Act on the terms and conditions as contained in this Notice and the attached Explanatory Memorandum".

4. REMUNERATION REPORT

To consider and if thought fit, pass the following resolution as an ordinary resolution:

"That the Remuneration Report as disclosed in the Annual Directors Report for the year ended 30 June 2005 is approved for the purposes of the Corporations Act 2001."

Note: This is a non-binding vote by shareholders

Please read the Explanatory Statement accompanying this Notice of Meeting.

DATED: 20 October 2005
By Order of the Board
Roslynn Shand
Company Secretary




www.citigold.com
CITIGOLD
corporation

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177

EXPLANATORY STATEMENT TO ACCOMPANY NOTICE OF ANNUAL GENERAL MEETING

This Explanatory Memorandum provides information for shareholders in respect of Items 1 to 4 to be considered at the General Meeting of the Company to be held at the Endeavour 1 Room, Level 6, Christie Corporate Conference Centre, 320 Adelaide Street, Brisbane, Queensland on Monday 28 November 2005 at 2pm.

Voting Entitlements
For the purpose of voting at the meeting, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 5pm on 26 November 2005 (being a time that is not more than 48 hours before the Meeting). The entitlement of members to vote at the meeting will be determined by reference to that time.

Proxies and corporate representatives
A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. If a shareholder appoints two proxies and their appointment does not specify the proportion or number of the shareholder's votes the proxy may exercise, each proxy may exercise one half of the shareholder's votes. If a shareholder appoints two proxies, neither may vote on a show of hands.

The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act.

The proxy form and the power of attorney (if any) under which it is signed (or a certified copy of it) must be received at the Company's office at 19 Lang Parade Milton Queensland 4064, **OR** by facsimile on 07 3870 8111 at least 48 hours before the commencement of the Meeting or any adjournment of that Meeting.

If a representative of a corporate shareholder is to attend the meeting pursuant to section 250D of the Corporations Act, a certificate of appointment of the representative must be produced prior to the admission to the Meeting. A form of certificate of appointment can be obtained from the Company's share registry, Computershare Investor Services Pty Ltd.

ITEM 1 - RECEIVE AND CONSIDER THE FINANCIAL STATEMENTS AND REPORTS

This item does not require voting by shareholders. It is intended to provide an opportunity for shareholders to ask questions on the financial statements and reports. The auditors of the Company will be present at the meeting and available to answer any questions.

RESOLUTIONS

ITEM 2 - RE-ELECTION OF DIRECTOR

In accordance with the Company's Constitution, Mr John Joseph Foley retires by rotation and, being eligible, offers himself for re-election as a Director of the Company.

Mr John Joseph Foley
BD, LLB, BL (Dub)



Mr Foley graduated as a Bachelor of Laws from the University of Sydney in 1969 and was admitted to practice as a Barrister at the New South Wales Bar in 1971. In 1989 he graduated with the degree of Barrister-at-Law from Trinity College Dublin, Ireland and was admitted to the Irish Bar as a Member of the Honourable Society of King's Inns in Dublin. He has been in private practice as a Barrister at the New South Wales Bar for 34 years and was a Lecturer in Law at Macquarie University, Sydney. As a professional advocate he has represented many industry bodies before various Commissions, Tribunals and Courts. Mr Foley has had extensive experience in

negotiations and representations with both State and Federal Governments. He has over 30 years' experience in the gold mining industry and has been the Chairman of the Board of Directors for eleven years. As Chairman he has led the Company to its current position of $106 million in net assets. He is steadfastly devoted to protecting the interests of Citigold's shareholders in the rich Charters Towers goldfield which has allowed Citigold to achieve its present position of a 10 million ounce gold resource. His stated goal is to establish Citigold as a major gold producer. Mr Foley's high level network of connections with people in Government, industry bodes and the investment community has been of great assistance to Citigold. He maintains a broad range of community interests, having played first grade Rugby Union and then later representing the players on the Australian Rugby League Judiciary. Mr Foley currently serves as a Director of the Australian Gold Council. His special interests include promoting awareness of the Australian gold mining industry in the wider Australian business community, enhancing the public perception and reputation of Australian public company Directors and raising industry issues within the Federal Government including the need to give taxation incentives to people who invest in Australian gold mining companies.

This is an ordinary resolution requiring it to be passed by a simple majority of the votes cast by shareholders entitled to vote.

ITEM 3 – AUTHORISE THE ISSUE OF 50,000,000 ORDINARY SHARES

The Company seeks shareholder authorisation to issue 50,000,000 new ordinary shares at a minimum price that is at least 80% of the average market price for ordinary shares over the last 5 days on which sales in the ordinary shares were recorded before the day on which the issue will be made to one or more investors that fall within one or more of the classes of exemptions specified in section 708 of the Corporations Act 2001.

Note: In accordance with the provisions of the ASX Listing Rules:

(a) the Placement Shares will be issued to investors which fall within one or more classes of exemptions specified in section 708 of the Corporations Act;
(b) the Placement Shares will be issued and allotted no later than 3 months from the date of the meeting;
(c) the rights attaching to the Placement Shares are identical in all respects to the existing ordinary shares on issue in the Company;
(d) the Company will make application to quote the Placement Shares on ASX;
(e) the funds raised will be used for the purposes of advancing the business of the Company which may include, but not be limited to, working capital, debt reduction and acquisitions; and
(f) the Placement Shares will not be issued to any related party of the Company (within the meaning of the ASX Listing Rules.

The item is an ordinary resolution and as such, to be passed, requires the approval of the majority of the shareholders being eligible to vote, voting in person or by proxy at the Meeting.

Voting exclusion:
The Company will disregard any votes cast on this resolution by any of the persons who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed or any associate of such person. However, the Company need not disregard a vote if:

- It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the proxy form; or
- It is cast by the person chairing the Meeting as a proxy for the person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy determines.

ITEM 4 - REMUNERATION REPORT

The remuneration report of the Company is included in the Directors Report within the Annual Report sent to all shareholders. The Corporations Act 2001 requires that a resolution be put to shareholders to adopt the remuneration report. The vote on the resolution is advisory only and does not bind the Directors of the Company. A reasonable opportunity will be provided for discussion of the remuneration report at the meeting.


www.citigold.com
CITIGOLD
corporation
ABN 30 060 397 177



PROXY FORM
Annual General Meeting 2005

I/We (Full Name/s) ______________________________

____

of (Full Address) ______________________________

____

being a member/members of CITIGOLD CORPORATION LIMITED, hereby appoint/s:

Full Name of Proxy ______________________________

Full Address of Proxy ______________________________

or, if I/We have not nominated a proxy or, if the nominee is absent from the meeting, the chairperson of the meeting as my/our proxy to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting of the Company to be held on Monday 28 November, 2005 commencing at 2.00pm and at any adjournment of the meeting. The chairperson intends to vote undirected proxies in favour of all resolutions.

IMPORTANT: If the chairperson of the meeting is your nominated proxy, or may be appointed by default, and you do not wish to direct your proxy how to vote, please place a cross in this box. By marking this box, you acknowledge that the chairperson may exercise your proxy even if the chairperson has an interest in the outcome of the resolution and votes cast by him, other than as proxy holder, will be disregarded because of that interest. ☐

Voting directions to your proxy – please mark X to indicate your directions

	ORDINARY RESOLUTIONS	**For**	**Against**	**Abstain***
1.	To re-elect Mr John Foley as a Director of the Company	( )	( )	( )
2.	To authorise the issue of 50,000,000 new ordinary shares in the Company	( )	( )	( )
3.	To approve the Remuneration Report as disclosed in the Annual Report for the year ended 30 June 2005	( )	( )	( )

** If you mark the abstain box for a particular item you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.*

Signature ______________________ Signed this __________ day of __________ 2005.

PROXY INSTRUCTIONS

1. Any appointed proxy must be a natural person.
2. A member who is entitled to cast 2 or more votes may appoint 1 or 2 proxies to attend and vote at a meeting. If you appoint another proxy you should insert the proportion or number of your voting rights given to the proxy named in this form. If you do not insert this proportion or number then each proxy may exercise half of your votes. An additional proxy form for the other proxy will be supplied on request.
3. Joint holders should all sign this form. Companies should execute this form under common seal or by an officer or attorney duly authorised. If this form is executed under Power of Attorney, a certificate of non-revocation of Power of Attorney should be completed. The Power of Attorney should be sent with this form if it has not already been noted by the Company.
4. To be effective the proxy form must be received by the Company at least 48 hours before the meeting. The proxy form will be received by the Company if received at ***Citigold Corporation Limited, PO Box 1909, MILTON QLD 4064 or faxed to: Attention: Company Secretary, Citigold Corporation Limited, Fax: (07) 3870 8111***.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CiTiGOLD
corporation

27 October 2005

Annual General Meeting and Annual Report

Attached are the company's:-

- 2005 Annual Report
- Notice of Annual General Meeting, Explanatory Memorandum and Proxy

  The annual general meeting will be held on Monday 28 November 2005 at the Endeavour Room 1, Level 6, Christie Corporate Conference Centre, 320 Adelaide Street Brisbane at 2pm.

The Annual Report and notice of meeting will be posted to shareholders.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com


www.citigold.com
CiTiGOLD
corporation

MEDIA RELEASE

7 November 2005

CITIGOLD'S TOTAL ORE RESERVES UP, ASSETS UP

Total Ore Reserves for Citigold Charters Towers project are 800,000 tonnes at 13 g/t gold containing 330,000 ounces of gold at 7g/t gold cut-off. This provides three (3) years production capacity at 100,000 oz for the Sunburst Mine.

In the September 2005 quarterly report to the ASX (SEE ATTACHED) Citigold announced there are seven ore bodies in the ore reserves.

"The tonnage estimates are conservative and may be as much as 40% higher" said Chris Towsey, Chief Operating Officer.

At 30 June 2005 the independent valuation of Citigold's assets were $114 million. This is an increase of $56 million since 30 June 2004. Net assets of the Company are $106 million.

At the **Warrior Mine** the decline is 360m from the portal and is expected to reach the ore body at 950m length, which is 110m below the surface, in April next year.

Cash and receivables at June 30 were $2.95 million and the Company raised a further $1,883,863 in its share purchase plan which closed on 11 October 2005.

============

Media enquiries:
Suzanne Blake
Public Relations for Citigold Corporation
0414 233 500

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme Citigold Corporation Limited

ACN/ARSN 060 397 177

1. Details of substantial holder(1)

Name Estate Late James Joseph Lynch

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 04 / 11 /2005

The previous notice was given to the company on 28 / 04 / 2004

The previous notice was dated 28/ 04 /2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	68,534,983	16.73%	68,534,983	13.7%
ORD	11,294,083	2.76%	9,436,940	1.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial shareholding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of shares affected	Person's votes affected
4/11/05	Estate Late James Joseph Lynch	Estate Probate	Beneficial - estate	68,534,983	
5/04 - 10/04	Underwriting & Mining Investment Corporation P/L	Sales on the ASX	------	1,857,143	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Estate Late James Joseph Lynch	Estate Late James Joseph Lynch	Estate Late James Joseph Lynch	Registered holder	ORD shares 68,534,983	
Underwriting & Mining Investment Corporation P/L	Underwriting & Mining Investment Corporation P/L	Underwriting & Mining Investment Corporation P/L	Registered holder	ORD shares 9,436,940	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Underwriting & Mining Investment Corporation P/L ACN 000 752 858	Substantial shareholder - 2 executors as Directors

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Estate Late James Joseph Lynch	C/-Bill Petschler Lawyer PO Box 960 Charters Towers Qld 4820
Underwriting & Mining Investment Corporation P/L ACN 000 752 858	3 Hodgkinson St Charters Towers Qld 4820

Signature

print name Roslynn Shand capacity Company Secretary

sign here date 24/11/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CITIGOLD CORPORATION LIMITED**
ABN	**30 060 397 177**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark James Lynch
Date of last notice	25 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Joint executor and beneficiary of estate – James Joseph Lynch
Date of change	4 November 2005
No. of securities held prior to change	2,008,224 ordinary shares
Class	Ordinary shares
Number acquired	77,981,923 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non cash – beneficial interest
No. of securities held after change	2,008,224 ordinary shares 77,981,923 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Joint executor and beneficiary of estate

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil


www.citigold.com
CITIGOLD
corporation

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

29 November 2005

ANNUAL GENERAL MEETING OF CITIGOLD CORPORATION LIMITED

The outcome of each resolution put to shareholders at the Annual General Meeting of Citigold Corporation Limited (CTO), held on Monday 28 November 2005 together with the information required by section 251AA of the Corporations Act is:

RESOLUTIONS

1. Election of John Joseph Foley

Outcome: resolution passed.

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 196,492,313 or 39.45% of the ordinary fully paid issued capital of 498,067,267.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 179,291,360 shares representing 91.24% of proxies received.
(b) the proxy was to vote against the resolution was 9,674,665 shares representing 4.92% of proxies received.
(c) the proxy was to abstain on the resolution was 244,250 shares representing .12% of proxies received.
(d) the proxy could vote at the proxy's discretion was 7,306,478 shares representing 3.72% of proxies received.

2. Authorise the issue of 50,000,000 new ordinary shares in the Company

Outcome: resolution passed.

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 196,492,313 or 39.45% of the ordinary fully paid issued capital of 498,067,267.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 179,016,733 shares representing 91.11% of proxies received.
(b) the proxy was to vote against the resolution was 9,789,156 shares representing 4.98% of proxies received.
(c) the proxy was to abstain on the resolution was 296,946 shares representing .15% of proxies received.
(d) the proxy could vote at the proxy's discretion was 7,389,478 shares representing 3.76% of proxies received.

3. Approval of the Remuneration Report

Outcome: resolution passed.

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 196,492,313 or 39.45% of the ordinary fully paid issued capital of 498,067,267.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 178,685,696 shares representing 90.04% of proxies received
(b) the proxy was to vote against the resolution was 10,270,523 shares representing 5.23% of proxies received
(c) the proxy was to abstain on the resolution was 139,116 shares representing .07% of proxies received
(d) the proxy could vote at the proxy's discretion was 7,396,978 shares representing 3.76% of proxies received

Roslynn Shand
Company Secretary
Citigold Corporation Limited
19 Lang Pde, Milton Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com
website: www.citigold.com

Citigold AGM November 2005

WARRIOR GOLD MINE

Garry Foord
General Manager – Engineering

DECLINE DEVELOPMENT



CiTi
corporation

Washington Pit
Washington Nth
Washington High Wall
Washington
Woodchopper Rd
Bluff Rd
7775500 N
7775000 N
Warrior
Warrior West
Warrior West
Warrior East
1000m
ML 10222
425000 E
425500 E
426000 E

DECLINE DEVELOPMENT



CiTi
corporation

Portal

Warrior Resource

DECLINE DEVELOPMENT



CiTi
corporation

Washington High Wall
Woodchopper Rd
Washington
Planned decline
T2
T3
T4
T5
T6
T7
Bluff Rd
Warrior East

DECLINE DEVELOPMENT


CiTi
corporation

Washington High Wall
portal
Washington
Woodchopper Rd
366m from portal
594m to ore
T4
Warrior East
Bluff Rd
st

DECLINE DEVELOPMENT


CiTi
corporation

DECLINE DEVELOPMENT


CiTi
corporation

DECLINE DEVELOPMENT


CiTi
corporation

Progressing in good solid ground with no known problems

NEXT YEAR ......


CiTi
corporation

- [illegible] access
- [illegible] exit
- Reco[illegible]
- Gold Production

WARRIOR ORE PRODUCTION


CiTi
corporation

200,000 tonnes

40,000ozs

N
426250E
426225E
426200E
426175E
426150E
426125E
426100E
426075E
426050E
426025E
426000E
425975E
425950E
7775025N
7775000N
7774950N
7774925N
7774900N
RL760
RL810
RL820
RL830
RL850
RL860
RL880
RL810
RL830
RL840
RL850
AZ
A
B
C
D
E
F
G
H
I
J
K
L
M
7774940N

PRODUCTION STOPING SEQUENCE


corporation

Two levels
10m apart
Stripped
lead out
2.0
2.8
2.0
46 deg
3.5
RL850
3.5
6.2
9.7
2.5
2.5
2.0
2.0
3.5
RL840
3.5
6.2
10
8.9
hangingwall
footwall
gold/quartz reef
foliated altered granite

PRODUCTION STOPING SEQUENCE


corporation

Initial (Leading) stope
ore from bottom level

Stripped Leadout
2.0
2.8
2.0
0.9
46 deg
RL850
3.5
9.7
6.2
2.5
2.5
2.0
3.5
8.9
10
RL840
0.9
3.5
8.2
hanging wall
foot wall
gold/quartz reef
sericitised altered granite

2.0m true width
6.1m2 waste section

PRODUCTION STOPING SEQUENCE


CiTi

corporation

Long holes drilled from top level

Stripped Lead out

RL850

RL840

46 deg

hanging wall

foot wall

sericitised altered granite

gold/quartz reef

PRODUCTION STOPING SEQUENCE


CiTi
corporation

Broken ore collected on bottom level

Stripped Lead out

2.0
2.8
2.0
0.9
46 deg
3.5
RL850
3.5
9.4
6.2
10
8.9
3.5
2.0
2.0
0.9
3.5
6.2
14
RL840

hanging wall

gold quartz reef

Silicified oiteica granite

foot wall

2.0m true width:
8.6m2 ore section (59%)
6.1m2 waste section

INITIAL PRODUCTION SEQUENCE


CiTi
corporation

Resource outline
40,000 ozs
N
Decline
from
surface
PLAN VIEW
7775025N
7775000N
7774975N
7774925N
7774900N
425950E
425975E
426000E
426025E
426050E
426075E
426100E
426125E
426150E
426175E
426200E
426225E
426250E
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ
7774942N
425040E

INITIAL PRODUCTION SEQUENCE

CiTi corporation

850
Access First Level (850)
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

INITIAL PRODUCTION SEQUENCE



CiTi
corporation

Drive along level in ore
N
850
Ore stockpiled on surface
425950E
425975E
426000E
426025E
426050E
426075E
426100E
426125E
426150E
426175E
426200E
426225E
426250E
7775025N
7775000N
7774950N
7774925N
7774900N
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

INITIAL PRODUCTION SEQUENCE



CiTi
corporation

Continue driving 850 level
N
Decline down to second level
425950E
425975E
426000E
426025E
426050E
426075E
426100E
426125E
426150E
426175E
426200E
426225E
426250E
7775025N
7775000N
7774950N
7774925N
7774900N
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

INITIAL PRODUCTION SEQUENCE



corporation

Complete driving in
first two levels
N
840
850
Ventilation shaft and
access drive completed
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

INITIAL PRODUCTION SEQUENCE



corporation

Ore from 840 Level to surface
840
850
Decline down to next level (830)
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

INITIAL PRODUCTION SEQUENCE



CiTi
corporation

Ore from second Production
Level (830) begins
830
840
850
N
425950E
425975E
426000E
426025E
426050E
426075E
426100E
426125E
426150E
426175E
426200E
426225E
426250E
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ
7774940N
7775025N
7775000N
7774950N
7774925N
7774900N
RL780
RL810
RL820
RL830
RL870
RL880

INITIAL PRODUCTION SEQUENCE


CiTi
corporation

4259950E
4259975E
4260000E
4260025E
4260050E
4260075E
4260100E
4260125E
4260150E
4260175E
4260200E
4260225E
4260250E
N
Continue mining from 2 levels
(3300ozs per month)
Decline down to
another level (820)
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

INITIAL PRODUCTION SEQUENCE



CiTi
corporation

New level developed

First internal curve go back in west direction

425950E
425975E
426000E
426025E
426050E
426075E
426100E
426125E
426150E
426175E
426200E
426225E
426250E
N
M
L
K
J
I
H
G
F
E
D
C
B
A
AZ

PRODUCTION PLANNING


CiTi
corporation

WARRIOR EAST (E3)
MINING BLOCK SCHEMATIC

STAGE 1 "HIGH GRADE START"

AZ 780 790 800 810 820 830 840 850 860 870 880

A B C D E F G H I J K L M

426250E 426225E 426200E 426175E 426150E 426125E 426100E 426075E 426050E 426000E 425975E 425950E 425925E

Rib Pillar

Mining Block

tonnes
ozs
stope width

PLAN VIEW

SEPTEMBER 2005 G E Foord

PRODUCTION PLANNING



CiTi
corporation





Block	Item	800	810	820
426100E				
G	tonnes	899	1,777	1,802
	g/t	11.5	14.0	15.4
	ozs	333	799	892
	width	1.2	[illegible]	2.7
	$value (profit)	89,967	251,350	297,404
426075E				
H	tonnes	908	1,887	2,334
	g/t	13.4	20.4	16.7
	ozs	391	1,235	1,253
	width	1.2	2.8	3.5
	$value (profit)	119,257	468,989	436,452
426050E				
I	tonnes	1,318	1,480	1,917
	g/t	18.0	[illegible]	15.3
	ozs	763	[illegible]	942
	width	1.9	2.2	2.9
	$value (profit)	275,400	295,474	312,769
426000E				
J	tonnes	1,275	1,331	1,400
	g/t	15.5	15.2	11.1
	ozs	636	650	498
	width	1.8	1.9	2.0
	$value (profit)	213,074	215,482	129,209
425975E				

tonnes
g/t
ozs
width
$value
(profit)

Marginal Cost Analysis

WARRIOR GOLD MINE


CiTi
corporation